Confidentially submitted to the U.S. Securities and Exchange Commission on August 5, 2026.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Santa Ana Global Enterprises, S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Kingdom of Spain	6500	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Calle Castelló 32, Primero derecha

Madrid, C.P. 28001 Madrid

Spain

+34 915 131405

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent of service)

with copies to:

Lawrence Metelitsa, Esq.	Rob Condon, Esq.
Lucosky Brookman LLP	Dentons US LLP
101 Wood Avenue South, 5th Floor	1221 Avenue of the Americas
Woodbridge, NJ 08830	New York, NY 10020
(732) 395-4402	(212) 768-6700
lmetelitsa@lucbro.com	rob.condon@dentons.com

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2026

1,154,000 American Depositary Shares Representing

1,154,000 Ordinary Shares

Santa Ana Global Enterprises, S.A.

We are offering 1,154,000 American Depositary Shares, or “ADSs”, each representing one of our ordinary shares, nominal value €0.01 per share. We anticipate that the public offering price per ADS will be between $13.00 and $15.00.

We intend to apply to have the ADSs listed on the NYSE American exchange, under the symbol “STNF”. If our application is not approved, we will not proceed with this offering. Our ordinary shares are admitted to trading on the BME Growth market of the Spanish Stock Exchange operated by BME Bolsas y Mercados Españoles Sociedad Holding de Mercados y Sistemas Financieros, S.A., or the “BME”, under the symbol “STNA”.

We are an “emerging growth company” and a “foreign private issuer”, each as defined under the U.S. federal securities laws and, as such, we may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer”.

GEM Capital Luxembourg, société à responsabilité limitée, ABUBILLA-4, S.L. and Mr. Rafael Guardans Cambó together beneficially own 68.4% of the voting power of our issued and outstanding voting securities as of the date of this prospectus and are expected to continue to own a majority upon completion of this offering, respectively, and we will be a “controlled company” within the meaning of the listing rules of NYSE American. As such, we intend to rely on the exemptions available to controlled companies from certain corporate governance requirements of NYSE American. GEM Capital Luxembourg and ABUBILLA-4 are represented by Mr. Gregorio Esteban Martínez and Mr. José Antonio Fernández Gallar, respectively, each a director of the company. See “Prospectus Summary – Implications of Being a Controlled Company”, “Management” and “Principal Shareholders”.

Investing in the ADSs is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 17 of this prospectus for a discussion of information that should be considered before making a decision to purchase ADSs.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ADSs have not been and will not be registered with any Spanish authority and may not be offered or sold publicly in Spain. The ADSs may be offered or sold in Spain, on a private placement basis, to investors that qualify as institutional or accredited investors pursuant to Securities Markets and Investment Services Law and regulations thereunder. The ordinary shares represented by the ADSs have been registered with the relevant Spanish authority (BME Growth). Registration of the ordinary shares with such authority does not imply any certification as to the investment quality of the ordinary shares represented by ADSs offered pursuant to this prospectus or our solvency or the accuracy or completeness of the information contained herein and does not ratify or validate any actions or omissions, if any, undertaken in contravention of applicable law. The information set forth in this prospectus or in any other related materials is our own and has not been reviewed or authorized by any Spanish authority.

		Per ADS		Total
Public offering price	$		$
Underwriting discounts and commissions(1)	$		$
Proceeds, before expenses, to us	$		$

(1)	We have agreed to issue a warrant or warrants to the representative of the underwriters exercisable in the aggregate for up to such number of ADSs equal to 5% of the number of ADSs sold in this offering (the “Representative’s Warrants”), to reimburse the underwriters for certain expenses and to provide the representative a non-accountable expense allowance equal to 1% of the gross proceeds of this offering, payable at the closing of the offering. See “Underwriting” for additional information regarding underwriters’ compensation.

We have granted to the underwriters an option exercisable for a period of 45 days from the date of this prospectus to purchase from us up to an additional 173,100 ADSs, at the public offering price less underwriting discounts and commissions, solely to cover over-allotments, if any.

The underwriters expect to deliver the ADSs to purchasers on or about                  , 2026.

ThinkEquity

The date of this prospectus is                , 2026

Economic Growth in LATAM

Presents an opportunity to transform the real estate sector by meeting the growing demand for quality homes

Our Microcities

Integrated Communities for Structural Housing and Destination-Led Demand

- Integrated self-sufficient communities designed to combine residential, infrastructure, commercial and service components in a single planned sustainable environment.

- Santa Ana targets selected markets where housing, infrastructure and destination-led demand drivers may support long-term development opportunities

- The model is applied market-by-market rather than through a one-size-fits-all approach, with each Microcity shaped by local demand, infrastructure needs, environmental conditions and legal structuring requirements.

Planned communities
Security
Commercial areas
Core services
Green zones
Sports facilities
Apartments & Single family Properties

Chile

Lipangue

"Accessible housing with planned infrastructure for Santiago's growing middle class"

Resume:

- **Dimensions:** 100 Hectares.
- **Projected Units:** 2,500.

Development plan:

- **Comprehensive infrastructure:** Parks, commercial areas, and public spaces.
- **Reliable basic services:** Planned access to water, sewage, and electricity infrastructure.
- **Long term management:** Efficient operation and maintenance to ensure durability and quality.

Market:

- **Housing Deficit:** There are currently 123,000 subsidized homes under construction. The MINVU budget for 2026 reaches a historic USD 4,087 million (+11% real), reinforcing public investment in housing.
- **Growth of Real Estate sector:** Housing sales grew 11% through Q3 2025 vs. the prior year, with Q3 marking the highest transaction volume since 2021. For 2026, sales are projected to reach 63,000 units (+30%), returning to historical average levels.

Panama

Brisas Norte

"Mixed-use vertical residences for local families and international second-residence seekers"

Resume:

- **Dimensions:** 12,593 Square Meters.
- **Projected Units:** 650.

Development plan:

- **Mixed-Use Project:** Vertical residential developments
- **Focus on the middle class:** Ideal for local families and foreigners seeking a second residence.
- **Comprehensive Infrastructure:** Essential services such as water supply and electricity, ensuring full functionality.

Market:

- **Housing Deficit:** According to MIVIOT the housing deficit stands at 140,000 units in 2024. A figure that has remained stagnant year after year, as annual production of around 25,000 homes only covers vegetative growth.
- **Growth of Real Estate sector:** Growth is expected to average 5.2% annually from 2026 to 2029, backed by an $8 billion strategic investment plan and a record 2026 national budget of $34.9 billion.

Colombia

Laguna Grande

MARRIOTT

Coastal residences on Isla Barú designed as primary residences or seasonal homes

Resume:

- **Dimensions:** 44 Hectares
- **Projected Units:** 1,800

Development plan:

- **Focus on Urban Middle Class:** Spacious, safe housing with quality basic services.
- **Integrated Environments:** Recreational, sports, and commercial areas that complement the housing offer.
- **Marriot**: We have signed an agreement with Marriott International in connection with the development and operation of hotels in Colombia.

Market:

- **Housing Deficit:** According to the DANE's National Quality of Life Survey, the housing deficit decreased from 28.9% to 26.8% of all households. This still affects more than 3 million households, with 20% in Qualitative deficit and 6.8% in Quantitative deficit.
- **Growth of Real Estate sector:** In the first half of 2025 alone, new home sales grew 38.6% YoY, rising from 100,075 to 138,662 units.

Costa Rica

Quirazú & Esencia

High-end destination demand in a proven global tourism market

Resume:

- **Dimensions:** 122.5 Hectares
- **Projected Units:** 2,150+

Development plan:

- Two Costa Rican projects: Quirazú in Greater San José / Cartago and Esencia in Liberia, Guanacaste
- Residential, mixed-use and destination-led demand: Projects positioned across Greater San José / Cartago and Guanacaste demand corridors.
- Current phase: Definitive documentation and development trust implementation remain pending.

Market:

- **Housing Deficit:** According to Costa Rican housing authorities, Costa Rica has an estimated housing deficit of 168,895 households, including 15,915 households in quantitative deficit and 152,980 households living in dwellings with deficiencies.
- **Growth of Real Estate sector:** Costa Rica’s real estate activity is projected to grow approximately 4.0% in 2026, supported by resilient private construction, residential development and continued commercial and industrial real estate investment.

i

ABOUT THIS PROSPECTUS

This prospectus has been prepared by us solely for use in connection with the proposed offering of ADSs representing our ordinary shares in the United States and, to the extent described below, elsewhere. We have not authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. We neither take any responsibility for nor can provide any assurance about the reliability of, any information that others may give you. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus. Our business, financial condition, results of operations, future growth prospects and other information in this prospectus may have changed since that date.

This prospectus is not an offer to sell and it is not a solicitation of an offer to buy securities in any jurisdiction in which the offer, sale or exchange is not permitted. The distribution of this prospectus and the offer or sale of the securities offered hereby in certain jurisdictions is restricted by law. This prospectus may not be used for, or in connection with, and does not constitute, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstance in which such an offer or solicitation is not authorized or is unlawful. Recipients must not distribute this prospectus into jurisdictions where such distribution would be unlawful.

In this prospectus, we use the terms “Santa Ana” and “Company” to refer to Santa Ana Global Enterprises, S.A. Unless otherwise indicated or the context otherwise requires, the terms “we,” “our,” “ours,” “us” or similar terms refer to Santa Ana and its subsidiaries.

ii

GLOSSARY OF CERTAIN TERMS AND DEFINITIONS

Set forth below is a glossary of certain industry and other terms used in this prospectus:

“Americas” means North America, Latin America and the Caribbean.

“Developments” means any type of project build.

“Land Bank” refers to our portfolio of land parcels that we have acquired or over which we hold development rights, which are held for the purpose of future real estate development.

“Microcities” means gated communities at large scale.

“EBITDA” means earnings before interest, taxes, depreciation, and amortization.

“Adjusted EBITDA” means EBITDA, as adjusted to exclude certain non-recurring or non-cash items.

“FFO” means Funds from Operations, calculated as net (loss) profit adjusted to add depreciation and amortization and to exclude gains or losses on sales and revaluation of investment property.

“Net Debt to Adjusted EBITDA” means net debt divided by Adjusted EBITDA, used to measure leverage.

“Net Debt to Total Assets” means net debt divided by total assets, used to assess overall leverage.

iii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

This prospectus includes our audited consolidated financial statements as of December 31, 2025 and 2024 and for the year ended December 31, 2025 and the period from our inception on March 22, 2024 through December 31, 2024, together with the related notes thereto (our “audited consolidated financial statements”). Collectively, these are referred to as our “financial statements”. The financial information in this prospectus has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). This prospectus does not include a reconciliation from IFRS to U.S. GAAP. You should consult your own professional advisors for an understanding of the differences between IFRS and U.S. GAAP, and how those differences might affect the financial information included in this prospectus. Per share amounts are presented based on the weighted average number of ordinary shares outstanding. For more information, see Note 15 to our audited consolidated financial statements.

Appraisals

We use an independent external appraiser to assist management in determining the fair value of the Laguna Grande investment property. The independent appraisal considered the market approach, the static residual method and the dynamic residual method. For the valuation as of December 31, 2025, management applied a conservative valuation judgment and selected the market approach as the primary supportable basis and the most conservative supportable methodology at the project’s current stage, taking into account the absence of commenced construction or pre-sales and the availability of comparable market evidence. Based on the approved master plan and the intended use of the relevant phases, 64% of the Laguna Grande land is classified as investment property under IAS 40 and measured at fair value, while the remaining 36% is classified as inventories under IAS 2 and measured at the lower of cost and net realizable value. The valuations are performed annually, and management remains responsible for the final valuation conclusions reflected in our audited consolidated financial statements.

The management believes that the independent appraisal process and the chosen valuation methodologies as well as the assumptions used under such methodologies are appropriate for determining the fair value of the type of asset we own. For more information about the procedures that we perform to validate the independent appraisals, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates-Valuation of Investment Property.”

Special Note Regarding Non-IFRS Financial Measures and Other Measures

Non-IFRS financial measures do not follow generally accepted accounting principles and, as such, do not follow IFRS. In this prospectus, we report Adjusted EBITDA, FFO, Santa Ana FFO, Net Debt to Adjusted EBITDA and Net Debt to Total Assets. These non-IFRS measures, however, do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or liquidity in making an investment decision.

We calculate Adjusted EBITDA as net (loss) profit adjusted to deduct income tax benefits or add income tax expenses, add finance costs, add exchange losses or deduct exchange gains, add losses or deduct gains on revaluation of investment property, and add depreciation and amortization.

Adjusted EBITDA is not a financial measure recognized under IFRS and does not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our principal business (which consists of developing real estate projects and, where applicable, operating, leasing and managing hospitality, commercial and other real estate components) before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.

iv

Funds from operations (“FFO”) is calculated as net (loss) profit, adjusted to add depreciation and amortization and to exclude gains or losses on sales and revaluation of investment property. We calculate “Santa Ana FFO” as FFO adjusted to exclude exchange gains or losses, other income or expenses, interest income and income tax expense or benefit, as applicable. Because depreciation and amortization is already included in the calculation of FFO, it is not added again in calculating Santa Ana FFO.

We believe that Santa Ana FFO is useful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our business operations. We believe Santa Ana FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential. Additionally, since Santa Ana FFO does not capture the level of capital expenditures per maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe that the usefulness of Santa Ana FFO as a measure of performance may be limited.

Our computation of FFO and Santa Ana FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Santa Ana FFO should not be considered as a substitute for net profit for the period attributable to our ordinary shareholders.

We compute FFO and Santa Ana FFO per share amounts using the weighted average number of ordinary shares outstanding during the relevant period. For more information, see Note 15 to our audited consolidated financial statements.

Net Debt to Adjusted EBITDA represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus amortization of debt issuance costs) less cash and cash equivalents divided by (ii) Adjusted EBITDA. Our management believes that this ratio is useful because it provides investors with information on our ability to repay debt, compared to our performance as measured using Adjusted EBITDA.

Net Debt to Total Assets represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus amortization of debt issuance costs) less cash and cash equivalents divided by (ii) total assets. Our management believes that this ratio is useful because it shows the degree in which net debt has been used to finance our assets and using this measure investors and analysts can compare the leverage shown by this ratio with that of other companies in the same industry.

Totals in some tables in this prospectus may differ from the sum of individual amounts in those tables due to rounding. In this prospectus, where information is presented in units, thousands, millions or billions of Euros or units, thousands, millions or billions of U.S. dollars, amounts of less than one thousand, one million, or one billion, as the case may be, have been truncated unless otherwise specified. All percentages have been rounded to the nearest percent, one-tenth of one percent or one-hundredth of one percent, as the case may be. In some cases, amounts and percentages presented in tables in this prospectus may not add up due to such rounding adjustments or truncating.

v

CURRENCY AND EXCHANGE RATES

Our reporting currency and functional currency is the euro (“€”), the official currency of member states of the European Union that are part of the euro area. This prospectus contains translations of euros into U.S. dollars (“$”) at specific rates solely for the convenience of the reader.

The following table sets forth, for each period indicated, the high and low exchange rate for euros expressed in U.S. dollars, and the average exchange rate for the periods indicated, rounded to the nearest whole cent. These rates are based on the noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York. Unless otherwise noted, all translations from euros into U.S. dollars in this prospectus were made at the following rates: as of December 31, 2024, at €0.9661 per $1.00 ($1.0351 per €1.00) and as of December 31, 2025, at €0.8521 per $1.00 ($1.1736 per €1.00).

These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in preparation of our financial statements or elsewhere in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. We make no representation that any euro or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or euros, as the case may be, at any particular rate or at all.

Year Ended	Period End	High Rate	Low Rate
2026 (through , 2026)
2025	$1.1736	$1.1848	$1.0209
2024	$1.0351	$1.1184	$1.0351
2023	$1.1062	$1.1237	$1.0453

vi

MARKET, INDUSTRY, AND CERTAIN STATISTICAL DATA

Certain statistical data, market and industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys. Industry publications and third-party research, surveys and reports generally indicate that their information has been obtained from sources believed to be reliable. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Examples of such forward-looking statements include, but are not limited to, the following: (i) statements regarding our results of operations and financial position; (ii) statements of plans, objectives or goals, including those related to our operations and to our pipeline of potential developments and acquisitions; and (iii) statements of assumptions underlying such statements. Words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution investors that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed or implied in such forward-looking statements, including the following factors:

●	our business and strategy of investing in real estate developments, which may subject us to risks of the sector in which we operate but uncommon to other companies that invest primarily in a broader range of real estate assets;

●	our ability to maintain or increase purchase prices in our real estate developments;

●	our ability to comply with the timings envisaged for pre-sales, sales and renting of units in our real estate developments;

●	our ability to maintain or increase our rental rates and occupancy rates;

●	the performance and financial condition of our hotel guests, operators, commercial tenants or rental occupancy, to the extent we retain and operate any hospitality or commercial components;

●	our expectations regarding income, expenses, sales, operations and profitability;

●	our ability to successfully execute our current development pipeline across Chile, Colombia, Panama and Costa Rica, including the Quirazú Project and the Esencia Project, the execution of definitive transaction documents for our Costa Rican projects, the satisfaction of conditions precedent under our Costa Rican term sheets, the constitution of Costa Rican development trusts, the contribution of the relevant properties to such trusts, the incorporation of Costa Rican special-purpose vehicles, and the obtaining of permits, authorizations and licenses across our jurisdictions of operation;

●	our ability to successfully engage in property development;

●	our ability to lease or sell any of our properties;

●	our ability to successfully acquire land or properties to be able to execute on our accelerated growth strategy; the competition within our industry and markets in which we operate;

●	economic trends in the industries or the markets in which our customers operate;

●	higher interest rates, increased leasing costs, increased construction costs, distressed supply chains for construction materials, increased maintenance costs, all of which could increase our costs and limit our ability to acquire or develop additional real estate assets;

●	the terms of laws and government regulations that affect us, and interpretations of those laws and regulations, including changes in tax laws and regulations and changes in environmental, real estate and zoning laws;

●	supply of utilities, mainly electricity and water, and general availability to support operations in our developments;

●	economic, political and social developments in the Americas, including political instability, currency devaluation, inflation, and unemployment;

●	the performance of the Americas and the global economy; limitations on our access to sources of financing on competitive terms;

●	changes in capital markets that might affect the investment policies or attitude in Spain or regarding securities issued by Spanish companies;

●	our ability to execute our corporate strategies; a negative change in our public image;

vii

●	epidemics, catastrophes or any other force majeure event, as well as insecurity and other events that might affect the regional or national consumption;

●	the loss of key executives or personnel;

●	restrictions on foreign currency convertibility and remittance outside Spain;

●	changes in exchange rates, market interest rates or the rate of inflation;

●	possible disruptions to commercial activities that could affect our developments, including criminal activity relating to drug trafficking, terrorist activities, and armed conflicts;

●	deterioration of labor relations with third-party contractors, changes in labor costs and labor difficulties, comprising changes to labor and social laws;

●	increase of the cost of supplies of any kind, especially during the construction phase of our real estate developments;

●	the prices of our ordinary shares or the ADSs may be volatile or may decline regardless of our operational performance;

●	other risk factors included under “Risk Factors” in this prospectus.

Should one or more of these factors or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, forecast or intended.

You should read the sections of this prospectus entitled “Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Industry and Regulatory Overview” and “Business” for a more complete discussion of the factors that could affect our future performance and the markets and industry sectors in which we operate.

In light of these risks, uncertainties and assumptions, the forward-looking statements described in this prospectus may not occur. These forward-looking statements speak only as to the date of this prospectus and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information or future events or developments. Additional factors affecting our business emerge from time to time and it is not possible for us to predict all of these factors, nor can we assess the impact of all such factors on our business or the extent to which any factor, or the combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Although we believe the plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that those plans, intentions or expectations will be achieved. In addition, you should not interpret statements regarding past trends or activities as assurances that those trends or activities will continue in the future. All written, oral and electronic forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. For these reasons, we caution you to avoid relying on the forward-looking statements described in this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

All of our directors and executive officers named herein are non-residents of the United States and substantially all of the assets of such non-resident persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States or in any other jurisdiction outside of Spain upon those persons or us, or to enforce against them or us in courts of any jurisdiction outside of Spain, judgments predicated upon the laws of any such jurisdiction, including any judgment predicated upon the civil liability provisions of United States federal and state securities laws (which may be different or exceed civil liability provisions prescribed under Spanish law), as a result of their place of residence or location, and the need to satisfy formal requirements (such as letters rogatory forwarded through governmental channels) in order to comply with due process under Spanish law. There is doubt as to the enforceability in Spanish courts, in original actions or in actions for enforcement of judgments obtained in courts of jurisdictions outside Spain, of civil liabilities arising under the laws of any jurisdiction outside Spain, including any judgment predicated solely upon United States federal or state securities laws.

We have been advised by our Spanish counsel that no treaty is currently in effect between the United States and Spain relating to the reciprocal enforcement of foreign judgments.

viii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and our financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our ordinary shares and ADSs.

Overview

Santa Ana Global Enterprises, S.A. (“SAGE” or “Santa Ana”) was incorporated on March 22, 2024 as a sociedad anónima under Spanish law. Our main business activity is the planning, management, and development of comprehensive urban and real estate projects in Latin America, based on the concept of sustainable microcities, through subsidiaries, project vehicles, contractual rights and fiduciary or trust-based structures established or to be established in the relevant jurisdictions, with a strong commitment to environmental sustainability.

We follow a vertical integration business model through five key listed components: (1) land acquisition, (2) infrastructure construction and real estate development, (3) property maintenance, (4) operation of water energy services and other supplies and (5) management of real estate assets. This comprehensive approach allows us to capture value at each phase of the process, which is designed to capture value across the development lifecycle and, once projects become operational, may allow us to generate additional service-related revenues (such as utilities, amenities and other services). However, we are at an early stage, have not commenced unit sales or pre-sales, and there can be no assurance that any such service-related revenues will be achieved.

Our main focus is the construction of primary residences for the growing Latin American middle class. However, we have also identified strong opportunities in the second home market, which has become our complementary focus. This segment will be developed strategically, taking into account the needs of the sector, the specific location of each project, and the market demand in each area, opening the door to tourism and leisure developments. Furthermore, this diversification allows us to seize new opportunities while staying aligned with our primary goal, addressing the two main needs of the Latin American middle class: access to quality housing that meets their needs, and the possibility of acquiring a second home, mainly in vacation destinations.

The expansion of the middle class in Latin America has intensified the demand for adequate housing, revealing a persistent and multifaceted housing deficit across the region. According to CAF – Development Bank of Latin America and the Caribbean (CAF - Banco de Desarrollo de América Latina y el Caribe), the quantitative housing deficit-referring to the shortage of housing units-affects over 23 million people, predominantly in urban areas where housing demand outpaces supply. Simultaneously, the qualitative housing deficit, which encompasses dwellings with inadequate construction materials, lack of access to essential services, or location in high-risk zones, impacts more than 46 million individuals.

While the core strategy remains centered on serving the middle class, we recognize that each country, and each region within those countries, presents unique characteristics and value drivers. For this reason, we conduct in-depth analyses to understand and evaluate the most effective value proposition in each case. This localized approach ensures that every project – whether a primary residence or a second home-maximizes its potential and aligns with both market demand and strategic company goals.

We currently have five development projects under various stages of pre-development across four Latin American jurisdictions: the Lipangue Project in Chile, the Laguna Grande Project in Colombia, the Panama Norte Project in Panama, and the Quirazú Project and the Esencia Project in Costa Rica. As of the date of this prospectus, our portfolio, including projects over which we hold contractual rights or binding term-sheet rights subject to conditions precedent, covers approximately 28.8 million square feet, or approximately 2.68 million square meters, of land. Our projects are located in strategic areas for urban development in or near Santiago de Chile, Cartagena de Indias, Panama City, the Greater Metropolitan Area of San José and Liberia, Guanacaste.

Our Costa Rican projects are governed by binding term sheets and remain subject to the execution of definitive transaction documents, the constitution of Costa Rican real estate development trusts, satisfaction of conditions precedent and the incorporation of one or more Costa Rican special-purpose vehicles. As of the date of this prospectus, no land has been contributed to either Costa Rican development trust, no construction permits have been obtained for either Costa Rican project, no pre-sales have commenced and no definitive pricing has been established. We do not include projections of future revenues in this prospectus.

We currently hold, or expect to hold, our interests in these projects through a combination of country-specific subsidiaries, contractual rights to acquire ownership and/or development rights over the relevant land parcels, and fiduciary or trust structures. Our interests in Chile, Colombia and Panama are held through country-specific subsidiaries or project vehicles. Our interests in the Quirazú Project and the Esencia Project are currently held directly by Santa Ana Global Enterprises, S.A. under binding term sheets and are expected to be assigned to one or more Costa Rican special-purpose vehicles to be incorporated prior to execution of the definitive transaction documents. The key terms of these arrangements include, among others, applicable conditions precedent, payment mechanics tied to project milestones and/or transfers, exclusivity provisions, assignment rights, and customary termination provisions.

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The material agreements that relate to these rights and trust arrangements are the material agreements for the acquisition of land parcels for the Lipangue and Panamá Norte projects, the trust agreement in connection with the development of the Laguna Grande project, and the binding term sheets entered into in connection with the Quirazú Project and the Esencia Project in Costa Rica:

●	We entered into a mandatory memorandum of understanding (as amended) for the Chile (Lipangue) project in Lampa (Santiago Metropolitan Region), which provides a disciplined, milestone-based framework to secure acquisition and/or development rights over the site, subject to customary conditions (including legal and technical due diligence and required steps within the ongoing liquidation/partition process affecting the current landholder), and the parties have extended the initial phase through June 15, 2026 while we progress toward definitive documentation and project execution readiness.

●	On July 3, 2024, we signed a letter of intent through our subsidiary SAGE Panamá and, subsequently, on November 29, 2024, entered into a promissory sale and purchase agreement in connection with the development of the “Panamá Norte” project, located north of Panama City, approximately 20 kilometers from the city center and approximately 12 kilometers from Tocumen International Airport, within the District of San Miguelito, Province of Panama. Under the applicable land acquisition arrangements, SAGE Panamá (or a subsidiary thereof) is expected to acquire legal ownership of five land parcels for an aggregate fixed purchase price of €5.354 million ($5.842 million), payable in instalments corresponding to the relevant parcels and the agreed transfer process. Title to each parcel is expected to transfer upon execution of the relevant public deed and registration in the Public Registry of Panama. Instalment funds are expected to be administered through a trust or escrow structure pending transfer and registration of the relevant parcels.

●	For the “Laguna Grande” project, our subsidiary SAGE Colombia, through its special purpose vehicle Laguna Grande S.A.S., signed a trust agreement in connection with the development of the project, located south of Cartagena de Indias, approximately 30 kilometers from the city center and approximately 35 kilometers from Rafael Núñez International Airport, under the jurisdiction of Isla de Barú in the Bolívar Department. Under this structure, the trustee (Fiduciaria Central S.A., or Fiducentral) holds legal title to the contributed land and administers specified project assets and contractual flows in accordance with the trust agreement, while Laguna Grande S.A.S. acts as the managing settlor and project developer and directs the relevant development activities. In connection with the Laguna Grande trust arrangements, as of December 31, 2025, we recognized a non-current liability to land contributors of €1.013 million ($1.189 million), representing the fair value of the original land contributors’ contractual economic participation rights.

●	For the Quirazú Project, on April 18, 2026, we entered into a binding term sheet with the Quirazú Sellers, as supplemented by a binding addendum dated May 20, 2026. The Quirazú Term Sheet provides for the development of the Quirazú Project through a Costa Rican real estate development trust to be constituted upon satisfaction of conditions precedent. The Quirazú Sellers are expected to contribute the Quirazú Properties to the Quirazú Development Trust as autonomous patrimony. We will act as developer-settlor, referred to in Costa Rica as fideicomitente desarrollador, and will assume responsibility for planning, financing, marketing and construction of the project, while the Costa Rican fiduciary will hold and administer the trust assets in accordance with the definitive trust agreement. The economic consideration consists of a $1,000,000 fixed advance payment, payable upon obtaining the first construction license and creditable against the variable component, plus 10% of gross sales revenue from completed units.

●	For the Esencia Project, on May 5, 2026, we entered into a binding term sheet with the Esencia Sellers. The Esencia Term Sheet provides for the development of the Esencia Project through a Costa Rican real estate development trust to be constituted upon satisfaction of conditions precedent. The Esencia Sellers are expected to contribute the Esencia Properties to the Esencia Development Trust as autonomous patrimony. We will act as the developer-settlor, referred to in Costa Rica as the fideicomitente desarrollador, and will be responsible for planning, financing, marketing and construction of the project, while the Costa Rican fiduciary will hold and administer the trust assets in accordance with the definitive trust agreement. The economic consideration consists of fixed advance payments aggregating $1,500,000, variable consideration based on gross sales revenue, and a minimum guaranteed consideration of $5,000,000 over a six-year period from the constitution of the Esencia Development Trust.

As of the date of this prospectus, we have not granted project-level mortgages over the project land; however, our interests are held through contractual acquisition and/or development rights and fiduciary or trust arrangements that may impose contractual restrictions and conditions precedent. Any undisclosed or future encumbrances, disputes, or restrictions could materially limit our ability to acquire, develop or finance the projects.

We plan to continue our expansion in Latin America, with the goal of bringing our business model to new markets in the future and creating value for our shareholders. To achieve this, we will focus on forming strategic alliances and identifying opportunities in various market niches that facilitate our entry into new countries. These expansion plans are centered on establishing strong connections with local partners and attracting clients in key sectors, leveraging our experience in vertical integration.

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Investment Policy

Our investment policy focuses on the following:

●	Type of Asset: Land suitable for the development of planned communities, aligning with the product strategy and latent demand in areas of interest.

●	Location: Suburban areas of Latin American cities, with future expansions planned in the Dominican Republic, and Mexico.

●	Material Suppliers: Selection of local and international suppliers that align with our quality and control policies.

●	Leverage Criteria: We seek to optimize its leverage structure to maximize investor returns. The leverage ratio should not exceed 60%, calculated as the total value of net debt divided by the total value of the company.

●	Quality Standards: Real estate development projects will be carried out according to the highest quality standards, substantially exceeding current regulations, to achieve environmentally efficient, smart, and self-sustaining urban developments and buildings. This will result in improved maintenance and operating costs, fostering customer loyalty, and generate a brand associated with high-quality products and services.

●	Final Customer Profile: Middle to upper-middle income groups with aspirational motivations.

Strategy

We have crafted a strategy with the goal of positioning ourselves as leaders in infrastructure development and community construction in Latin America for the growing middle class. This strategy includes developing legally independent project vehicles responsible for carrying out real estate development projects in specific market niches, fully integrating the value chain to optimize each stage of the construction business, and monetizing its know-how by taking on integral roles in project management.

To achieve these goals, our strategy is based on fundamental pillars such as Corporate Social Responsibility, Human Talent Development, Environmental, Social and Governance (“ESG”), and Research, Development, and Innovation (“RD&I”), which guide our actions and strategic decisions. These key points include:

●	Specialization in niche markets for infrastructure and construction projects.

●	Vertical integration of processes and teams to ensure project quality.

●	Generation of strategic synergies.

●	Quality control in processes, execution, and supplies.

●	Development of sustainable and self-sufficient projects.

●	Focus on projects aimed at meeting aspirational demand.

●	Expand into Costa Rica through trust-based development structures. In April and May 2026, we expanded our pipeline into Costa Rica by entering into binding term sheets for two projects: the Quirazú Project in the Province of Cartago and the Esencia Project in the Province of Guanacaste. Both projects are structured as Costa Rican real estate development trusts under which we expect to act as fideicomitente desarrollador. We intend to advance these projects in a capital-disciplined manner, subject to satisfaction of conditions precedent, execution of definitive transaction documents, permitting, market conditions and availability of financing.

The vertical integration of processes encompasses all stages involved in project development in advance, from design, management, and monitoring, enabling medium- and long-term integration under a unified directive. This includes the acquisition and adaptation of land, ensuring legal security, social and environmental responsibility; ownership and construction of infrastructure with a focus on quality and innovation; real estate development accompanied by parallel monitoring during construction; maintenance, operation, and management of water and energy resources optimized through demand and supply analysis, as well as the use of appropriate and innovative technologies tailored to the needs related to each area; and, finally, the management of real estate assets resulting from the project.

These key points facilitate value creation within a framework encompassing various areas of specialization and market strategies. We integrate these elements into three fundamental drivers that shape an exponential growth strategy, considering both market demand and environmental requirements for the decarbonization of cities and the construction sector.

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In this context, the expansion strategy encompasses:

●	An optimal financial risk control: A risk management strategy directed and implemented by an experienced management team.

●	Comprehensive project management: Project development from land acquisition to the construction and management of the micro-city in high-potential urban growth areas.

●	Vertically integrated model: Maximization and diversification of income streams. The company generates one-time revenue through home sales and recurring, predictable income through commercial/hotel developments and the management of basic service supplies.

●	Attraction of clients from various niches: Middle-class clients seeking first homes and customers looking for second or vacation homes in priority home development locations.

●	Strategic alliances: Hotel and commercial agreements with internationally recognized companies.

Our Key Competitive Strengths

In general terms, the focus on building microcities with quality housing for the growing local middle class provides us with a strong position, addressing a critical need: the housing deficit in the region. Furthermore, the commitment to integrating technological solutions for the energy transition and water management in the development and operation of microcities highlights the ability to offer a livable environment that promotes environmental sustainability and energy efficiency, contributing to the decarbonization of the sector.

We believe that our main competitive advantages are as follows:

●	Diversified geographic platform. Our five projects are located across four Latin American jurisdictions — Chile, Colombia, Panama and Costa Rica — providing us with exposure to four distinct real estate markets. We believe this geographic diversification reduces our concentration relative to single-market developers, although it also exposes us to multi-jurisdictional execution, compliance, permitting and currency risks. See “Risk Factors.”

●	Management Team. The executive team brings prior expertise across real estate development, infrastructure, capital markets, and operations, with a strong focus on Latin America. Collectively, they have led the planning, financing, and execution of large-scale projects across the region, navigating complex regulatory environments and delivering sustainable urban developments. While the company itself commenced operations in 2024, the team’s combined experience includes senior roles in construction companies, investment banking and real estate operations, with a track record of capital formation and long-term asset management for more than 30 years. The regional knowledge of the team and commitment to ESG principles contributes to disciplined project structuring and strategic positioning of the company across multiple jurisdictions.

Mr. José Antonio Fernández – Chairman and Founder: Former Chief Executive Officer and Vice President of OHLA Group (IBEX 35) and Chief Executive Officer of Inmobiliaria Espacio S.A., with extensive experience leading major infrastructure and real estate projects in Spain and Latin America.

Mr. Gregorio Esteban – Vice Chairman and Founder: Brings strong exposure to the real estate sector in Spain and Latin America, with expertise in investment management, financial strategy and capital markets.

Mr. Jaime Garbisu – Chief Executive Officer and Founder: Former General Manager of Grupo INVIVA and Chief Financial Officer at major construction developers, contributing expertise in financial planning, operational efficiency, and international real estate investment. Solid background in financial and administrative management of real estate and commercial companies.

●	Exposure to structural Housing Demand in Latin America. The real estate investment market in Latin America is expected to grow from $687.7 billion in 2024 to $1,278.8 billion by 2033, with an annual compounded growth rate of 6.4% during this period[1]. This forecast is explained by quantitative and qualitative housing deficits faced by the region, particularly in urban centers. Considering the company’s focus on the Latin American region and its expansion plans to other countries beyond its current presence, we believe that our integrated housing solutions position us to participate in long-term urban development trends, therefore capitalize on the growth of the real estate market in the next five years. Nevertheless, housing demand remains sensitive to interest rates, credit availability, and broader economic conditions.

[1]	Source: Latin America Real Estate Investment Market Size, Share, Trends and Forecast by Property Type, Distribution Channel, Purpose, and Country, 2025-2033

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●	Cutting-Edge Technologies. We intend to incorporate advanced construction planning tools and innovative technologies for process optimization and improvement. These might include the use of Building Information Modeling (“BIM”) drones and 3D scanning for real-time site monitoring, and Internet of Things (“IoT”) sensors for asset tracking and predictive maintenance. Additionally, modular and prefabricated construction methods reduce on-site labor and material waste, while project management platforms powered by AI and data analytics improve scheduling, budgeting, and resource allocation. Integrating such technologies into construction increases operational efficiency, reduces costs and execution time, which translates into more profitable projects that are attractive to clients with a controlled environmental impact. The successful implementation of such technologies will depend on execution capabilities, contractor coordination, cost management, and local market adoption, and there can be no assurance that projected efficiencies will be fully realized.

●	Strategic Alliances and External Expertise. We collaborate with national and international partnerships with industry leaders, strategic consultants, specialized contractors, and key suppliers to access cutting-edge expertise and strengthen our competitive position. Drawing on our experience working with regional builders, local partners, developers, and material suppliers (such as globally recognized hospitality brand such as Marriott, and service suppliers as Colliers International), we actively collaborate across markets to incorporate strategic knowledge that enhances project performance. These relationships are intended to complement internal capabilities and enhance access to specialized expertise including technologies that contribute to the efficiency, sustainability, and long-term success of our developments. Although certain alliances are subject to definitive agreements and project-level milestones, these alliances are an integral part of our growth strategy, as they increase the attractiveness of our developments in competitive markets

●	Cost Reduction. Our planning approach emphasizes construction of environmentally efficient buildings leads to significant savings in maintenance costs. During the project design and construction process, we pay special attention to energy and environmental efficiency, which helps reduce energy consumption costs without compromising profitability. However, cost savings are subject to execution accuracy, material pricing volatility, contractor performance, and regulatory requirements, and may vary across jurisdictions and development phases.

●	Innovative Product. We aim to create integrated microcities with high-quality, new, and sustainability-oriented real communities, designed to address Latin American housing needs.

●	Early-stage status and execution risk. We commenced operations in 2024 and our projects are currently under pre-development. We have not commenced unit sales or pre-sales and we do not have clients. Our ability to execute our strategy depends on, among other things, securing financing, managing construction execution, and achieving market acceptance in each jurisdiction.

●	Construction as a Core Business. Our strategy contemplates technical advancement in order to develop sustainable competitive advantages. The goal is to expand the business cycle whenever it benefits both clients and our profitability.

●	Vertical integration strategy subject to successful implementation. We seek to capture value across land structuring, infrastructure development, construction, and microcity services; however, the realization of any such value creation depends on successful project execution, the availability of qualified contractors and suppliers, regulatory outcomes, and the availability of financing on acceptable terms.

●	Favorable Economic Environment. Current macroeconomic and housing dynamics in the jurisdictions where we operate may support long-term urban development. we are in an advantageous position due to a series of favorable circumstances for our business model in the countries with ongoing projects, such as the following:

○	Favorable evolution of interest rates.

○	Positive evolution of the real estate market.

○	Increasing qualitative and quantitative housing deficit representing one of the most urgent structural challenges, as reported by Bloomberg Live:

-	There is a quantitative deficit of approximately 23 million homes. This shortage is particularly acute in urban areas, where accelerated population growth and migration from rural zones have created a demand that far exceeds the current housing supply.

-	The qualitative deficit is reflected in the lack of habitability of the homes available, which affects nearly 46 million people living in precarious conditions, with many lacking water and sanitation.

Nevertheless, housing demand remains sensitive to interest rates, credit availability, and broader economic conditions.

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●	Value Creation. Our business model creates value for shareholders from the acquisition of land, urbanization, and licensing to the construction of buildings, generating profits from the value created throughout the real estate chain (development/construction of the property). Once construction is completed, we generate income from both the sale of the properties and the management of the microcity, providing basic services such as electricity, water, and others. This approach aims to generate long-term recurring income and ensure the quality of life of residents, reinforcing sustainability and the value of investments.

●	Property typology: We focus on the development of residential complexes that include both primary and secondary residences, complemented by commercial areas and recreational or sports facilities. This diversified property typology allows us to target a broader base of potential buyers and investors, both domestic and international, depending on the location and specific characteristics of each project. By adapting product offerings to the local demand profile and market dynamics, the Company seeks to enhance project absorption rates and reduce exposure to fluctuations in a single market segment.

This combination of geographical risk and typological diversification allows us to rely on more than one market or type of development, strengthening our position against competitors who may be more focused on a single area.

Results of operations

We commenced operations in March 2024. Accordingly, the 2024 comparative period covers the period from March 22, 2024 through December 31, 2024.

The following table presents a summary of our real estate projects under development as of the date of this prospectus:

Country	Project
Colombia	Laguna Grande Project
Chile	Lipangue Project
Panama	Panama Norte Project (Brisas)
Costa Rica	Quirazú
Costa Rica	Esencia

Summary Risk Factors

Risks Related to Our Business Model

Despite the experience of our management team, our business model in real estate development inherently involves commercial and construction risks. Commercial risk arises from the difficulty of assessing, assuming, and managing uncertainties due to the lack of market information in the real estate sector, as well as the possibility that a specific project may not succeed in terms of sales. On the other hand, construction risks, such as cost overruns, delays, and other contingencies during the execution of works, are linked to the technical complexity of the projects and the experience of the execution team. Both types of risks could pose significant challenges for us in the successful implementation of our real estate projects, potentially impacting the final outcome of their execution.

Our business model involves commercial, permitting and construction risks. We may be unable to accurately forecast demand, pricing or absorption. We may experience delays, cost overruns, design changes, contractor performance issues, supply chain constraints or regulatory setbacks. Any of these risks could materially adversely affect our business, financial condition and results of operations, and could delay or prevent the completion of our developments.

We have conducted and continue to conduct comprehensive market studies prior to each project, ensuring that decisions are based on accurate and up-to-date information, thereby minimizing potential uncertainty in sales. Additionally, we maintain strategic relationships with key partners across several disciplines that are integral to the execution of our projects, including architectural and master planning services, hospitality branding and management, specialty amenity and water feature design, interior design and creative direction, and local legal counsel in each of our operating countries. These relationships support our ability to deliver projects that meet market expectations and maintain quality standards. We also maintain rigorous cost and schedule controls at each stage of construction. However, there can be no assurance that these relationships will continue on favorable terms, or at all. The loss of, or a material change in, any of these key relationships could disrupt project timelines, increase costs, or otherwise adversely affect our ability to execute our development strategy.

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We will require substantial additional capital beyond this offering to fund our short-term liquidity needs and to execute our current development pipeline, and if such financing is not available when needed, on acceptable terms or at all, we may be required to delay, scale back, restructure or abandon one or more projects or project phases.

As of December 31, 2025, we had cash of €53,752 and negative working capital of €308,141, and we used €1,970,897 of cash in operating activities during 2025. These events and conditions indicate the existence of a material uncertainty that may cast significant doubt on our ability to continue as a going concern without additional financing.

Two of our five current projects, the Quirazú Project and the Esencia Project, are governed by binding term sheets entered into in April and May 2026, respectively. These projects remain subject to the execution of definitive transaction documents, the constitution of Costa Rican development trusts, satisfaction of conditions precedent, the incorporation of one or more Costa Rican special-purpose vehicles, permitting and financing. We cannot assure investors that either Costa Rican project will proceed beyond the term-sheet stage.

The Esencia Term Sheet includes a minimum guaranteed consideration of $5.0 million over a six-year period from the constitution of the Esencia Development Trust. If the aggregate consideration paid to the Esencia Sellers during that period does not reach such amount, we will be required to pay the shortfall, regardless of the level of sales achieved by the project.

Risks Related to Social Instability and Economic Emergency Situations

The Company is exposed to systemic risks affecting the economic environment of the countries in which it operates in Latin America. These risks inherently include, but are not limited to, changes in the political stability of these countries, regulatory changes in the financial system, and potential judicial rulings impacting the sector, and unforeseeable events beyond the control of credit institutions, which can significantly and negatively affect the financial system and, consequently, the Company’s operations.

Risks Related to the Company’s Recent Incorporation

Given that the Company has a short trajectory, it may face a series of challenges that, if not properly managed, could result in adverse effects. This may cause some investors and partners to perceive a higher level of risk, as the Company does not yet have a consolidated operating history, tested financial control systems, or established compliance practices. Since these elements have not been tested, there is a potential for increased operational failures or regulatory non-compliance risks.

Vulnerability to Exchange Rate Fluctuations

Our projects are located in different countries, each with a different currency. This exposes us to the risk of significant foreign currency risks. Fluctuations in exchange rates could affect the value of assets and liabilities in foreign currencies when consolidating the financial statements, potentially creating volatility in reported financial results. Additionally, profits could be similarly impacted, leading to a decrease in the potential earnings generated.

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Risks Arising from the Hiring of Suppliers and Subcontracting of Services Related to Project Development

Real estate development activity depends on external factors derived from the timely and proper completion of contracted works, subcontracted professionals, and third parties.

Under certain circumstances, the professionals and subcontractors may fail to meet their commitments, thus delaying deliveries. This could lead the company into financial difficulties, hindering the timely execution of projects, which would require the company to allocate additional resources, thus altering the expected profitability rates. Additionally, these delays could result in potential buyers who have signed contracts making claims for damages or penalties. All of this could have an adverse impact on the activities, results, and financial situation of the company.

We rely on third-party suppliers, contractors and subcontractors for design, permitting, infrastructure and construction activities. Such counterparties may fail to perform, may delay delivery, may incur cost overruns, may dispute scope or payment, or may not meet quality standards. Any such failures could delay our projects, increase costs, reduce margins, trigger disputes or claims and materially adversely affect our business, financial condition and results of operations.

Risks Resulting from Potential Delays in Obtaining Licenses, Permits, and Authorizations

Our business model depends upon obtaining the necessary licenses, permits, and authorizations for our operations. Any delay poses a significant risk to real estate development, as it can severely affect the feasibility and timelines of projects.

On some occasions, these delays may be caused by inefficiencies from authorities, errors and inconsistencies in the documentation, or the complexity of the regulatory framework itself. As a result, this could negatively impact the feasibility of the projects, causing delays in construction, loss of market opportunities, and increases in costs, which would harm the company’s reputation.

Delays can alter the expected date for asset sales, potentially leading buyers to file claims for damages against the company, which could result in penalties, and similarly, negatively impact the expected return rates.

We may experience delays in obtaining licenses, permits and authorizations due to regulatory complexity, documentation requirements, changes in governmental policies, third-party objections or administrative delays. Any such delays may increase costs, defer pre-sales or construction activities, reduce project feasibility and materially adversely affect our business, financial condition and results of operations.

Dependence of the Company on the Management Team

The company’s activities depend on the experience, judgment, and performance of its management team. More specifically, it relies on their judgment, experience, and skill in identifying, selecting, negotiating, executing, and managing appropriate investments. The success of the investment strategy will depend on the management team’s ability to build a portfolio of assets that generates attractive returns by properly managing the sale of assets.

In this regard, we can provide no assurance our management team will successfully meet the objectives set out in its business plan. Any error in judgment, whether partial or total, could negatively affect the company’s results and financial position.

Risks Related to the Agreement with LDA Capital

The LDA equity subscription facility has not been drawn and we do not intend to draw under it. However, the agreement includes terms that may continue to affect us, including fixed fee obligations and warrants issued to LDA. Any exercise of warrants, or any drawdown under the facility if our intentions were to change in the future, may dilute existing shareholders and may adversely affect the market price of our ordinary shares and ADSs. In addition, any disagreement regarding the facility or related obligations could result in additional costs, management distraction or reputational risk.

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Risks Related to the ADSs

●	The price of the ADSs or ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs or ordinary shares at or above the offering price.

●	You may not be able to sell your ADSs at the time or the price you desire because an active or liquid market may not develop.

●	The relative volatility and illiquidity of the Spanish securities markets may substantially limit your ability to sell the ordinary shares underlying the ADSs at the price and time you desire.

●	Sales of the ADSs or ordinary shares by our founders, directors or officers, or the perception that these sales may occur may cause our share price to decline.

●	We are subject to different disclosure and accounting standards than companies in other countries. If we issue or sell additional equity securities in the future, we may suffer dilution and the trading prices for our securities may decline. As a foreign private issuer and an “emerging growth company” (each as defined in the U.S. federal securities laws), we have different disclosure and other requirements than U.S. registrants and non-emerging growth companies.

●	We may lose our foreign private issuer status, which would then require us to comply with the domestic reporting regime of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and cause us to incur additional legal, accounting and other expenses.

Implications of Being a Controlled Company

Upon the completion of this offering, we will be a “controlled company” within the meaning of the listing rules of NYSE American because GEM Capital Luxembourg, société à responsabilité limitée, ABUBILLA-4, S.L. and Mr. Rafael Guardans Cambó together beneficially own 68.4% of the voting power of our issued and outstanding voting securities as of the date of this prospectus and are expected to continue to own a majority of the voting power upon completion of this offering, respectively. GEM Capital Luxembourg and ABUBILLA-4, are represented by Mr. Gregorio Esteban Martínez and Mr. José Antonio Fernández Gallar, respectively, each a director of the company. Therefore, we intend to rely on the exemptions available to controlled companies from certain corporate governance requirements of NYSE American. As a result, you will not have the same protections afforded to shareholders of companies that are subject to these corporate governance requirements.

Implications of Being a Foreign Private Issuer

We are a “foreign private issuer” as defined in the U.S. federal securities laws. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations. In addition, our officers, directors, and principal shareholders are exempt from the “short swing” profit recovery provisions of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the Securities and Exchange Commission (“SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

However, Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026.

On March 5, 2026, the SEC issued an order granting conditional relief from the reporting requirements of Section 16(a) of the Exchange Act for directors and officers of foreign private issuers from “qualifying jurisdictions” including all of the countries forming the European Economic Area, or EEA (consisting of all 27 member states of the European Union, Iceland, Liechtenstein and Norway). Because we are incorporated in Spain, we expect our directors and officers to be eligible to rely on this exemptive relief, provided that they comply with Article 19 of the European Union Market Abuse Regulation (“EU MAR”) and that the relevant reports are made publicly available in English within two business days after public posting. Accordingly, so long as those conditions continue to be satisfied, our directors and officers would not be required to file separate Section 16(a) reports with the SEC.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States or (3) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

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Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the U.S. federal securities laws and we will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1.235 billion (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the Exchange Act. Therefore, we expect to continue to be an emerging growth company for the foreseeable future.

An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure in this prospectus;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	exemption from mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements (auditor discussion and analysis).

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.

Corporate Information

Santa Ana Global Enterprises, S.A. was incorporated on March 22, 2024 as a sociedad anónima under Spanish law. It is the group holding company whose main activities through its subsidiaries are the planning, management, and development of comprehensive urban and real estate projects in Latin America, based on the concept of sustainable microcities, through subsidiaries established in each country.

Our principal executive offices are located at Calle Castelló 32, Primero derecha, C.P. 28001 Madrid, Spain, and our telephone number at that address is +34 915 131405. Our website address is www.santaana.global. The information contained on our website and available through our website is not incorporated by reference into and should not be considered a part of this prospectus, and the reference to our website in this prospectus is an inactive textual reference only. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 10168.

10

The Offering

Issuer:	Santa Ana Global Enterprises, S.A.

Securities being offered:	We are offering 1,154,000 American Depositary Shares, each representing one of our ordinary shares, nominal value € 0.01 per share.

Public offering price:	We anticipate that the public offering price per ADS will be between $13.00 and $15.00.

American Depositary Shares:	Each ADS represents one of our ordinary shares. As a holder of ADSs, we will not treat you as one of our shareholders. The depositary, through its custodian, will be the holder of the ordinary shares underlying the ADSs, and you will have the rights of a holder of ADSs as provided in the deposit agreement among us, the depositary and owners and holders of ADSs from time to time. To better understand the terms of the ADSs, see “Description of American Depositary Shares”. We also encourage you to read the deposit agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Ordinary shares outstanding immediately prior to the offering: (1)	6,521,073 shares.

Ordinary shares outstanding immediately after the offering: (2)	7,758,522 shares.

Over-Allotment Option:	We have granted the underwriters an option, exercisable for a period of up to forty-five (45) days from the date of this prospectus, to purchase from us, severally and not jointly, up to an additional 173,100 ADSs representing 173,100 ordinary shares at the initial public offering price, less the underwriting discounts and commissions, solely to cover over-allotments, if any.

Use of proceeds:	We estimate that the net proceeds that we will receive in the offering will be approximately $ million, after deducting underwriting commissions and estimated offering expenses payable by us, assuming no exercise by the underwriters of their over-allotment option. We intend to use a portion of the net proceeds of the offering to repay in cash the amounts then outstanding under the short-term Yorkville promissory notes and to use the remaining net proceeds to fund our growth strategy, including the acquisition and development of microcities and related infrastructure investments. See “Use of Proceeds.”

Dividends:	We do not currently pay dividends, as we prioritize reinvestment to support our long-term development. See “Dividends and Dividend Policy”.

Depositary:	The Bank of New York Mellon.

11

Lock-Up Agreements:

All of our directors and officers and holders of 10% or more of our ordinary shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 180 days after the effective date of this offering.

We have agreed that, for a period of six months from the date of this prospectus, we will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (b) file or cause to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (c) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (d) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (a), (b), (c) or (d) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

We have also agreed that, for a period of twelve (12) months from the closing of the offering, we will not directly or indirectly offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company in any “at-the-market”, continuous equity or variable rate transaction, without the prior written consent of the representative of the underwriters.

See “Underwriting”.

Proposed NYSE American Symbol:	STNF.

(1)	The number of ordinary shares outstanding as of the date of this prospectus.

(2)	The number of ordinary shares expected to be outstanding immediately after this offering is based on 6,521,073 ordinary shares outstanding as of the date of this prospectus, the issuance of 1,154,000 ordinary shares represented by ADSs pursuant to this offering and the assumed issuance of approximately 83,449 ordinary shares upon conversion of our outstanding third-party and related-party convertible loan instruments in connection with this offering. The estimated number of conversion shares is based on the aggregate amount outstanding under such instruments as of July 31, 2026 and an assumed conversion price of €15.40 per ordinary share, representing the closing price of our ordinary shares on BME Growth on August 4, 2026. The actual number of ordinary shares issued upon conversion may differ because the aggregate amount outstanding and the applicable conversion price will be determined at the relevant conversion date in accordance with the terms of the instruments. The number of ordinary shares expected to be outstanding immediately after this offering excludes the following:

●	up to 173,100 ordinary shares represented by ADSs issuable pursuant to the underwriters’ over-allotment option;

●	ordinary shares issuable upon exercise of the representative’s warrants to purchase up to 66,355 ordinary shares represented by ADSs at an exercise price per ADS equal to 125% of the public offering price per ADS, or $17.50, based on an assumed public offering price of $14.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, that will be issued to the representative of the underwriters in connection with this offering; and

●

up to 307,276 ordinary shares underlying warrants issued to LDA Capital Limited, of which 170,709 were vested as of the date of this prospectus and 136,567 remain subject to vesting based on drawdowns under the LDA equity subscription facility;

Unless we indicate otherwise or unless the context otherwise requires, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

12

Summary Consolidated Financial Data

We prepare our financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial data set forth below has been derived from our audited consolidated financial statements as of December 31, 2025 and 2024 and for the year ended December 31, 2025 and the period from our inception on March 22, 2024 through December 31, 2024, included elsewhere in this prospectus. In the tables below, convenience translations from euros into U.S. dollars are presented only for 2025 and were made using the rate of $1.1736 per €1.00.

You should read the following summary consolidated financial data together with our consolidated financial statements and the notes thereto included elsewhere in this prospectus and with the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Presentation of Financial and Other Information.”

Historical results for any prior period are not necessarily indicative of results expected in any future period.

Summary Consolidated Statements of Income Data:

	Year ended December 31,		Period from March 22, 2024 through December 31,
(In thousands)	2025	2025	2024
	€	$	€
Revenue:
Selling, general and administrative expenses	(1,130)	(1,326)	(747)
Salaries and other costs of employees	(603)	(708)	(99)
Depreciation and amortization	(2)	(2)	-
Operating loss	(1,735)	(2,036)	(846)
Other income and expenses
Finance costs	(210)	(246)
Changes in fair value of investment property	(1,642)	(1,927)	9,605
Exchange (loss) gain — net	(3)	(4)	8
Total other income and expenses	(1,855)	(2,177)	9,613
Net (loss) profit before income taxes	(3,590)	(4,213)	8,767
Income tax benefit (expense)	575	675	(2,401)
Net (loss) profit	(3,015)	(3,538)	6,366
Other comprehensive income	7	8	-
Total Comprehensive (loss) income	(3,008)	(3,530)	6,366

Weighted average shares outstanding
Basic	6,521,073	6,521,073	2,225,880
Diluted	6,521,073	6,521,073	2,225,880
Per share
Basic earnings per share (in units)	(0.46)	(0.54)	2.86
Diluted earnings per share (in units)	(0.46)	(0.54)	2.86

13

Summary Consolidated Balance Sheet Data:

(In thousands)	At December 31, 2025			At December 31, 2024
	€	$	As adjusted $ (unaudited) (1)	€
Assets
Current assets:
Cash	54	63	14,846	261
Developments under construction	445	522	522	598
Advances to suppliers	569	668	668
Prepaid expenses	334	392	392	416
Public treasury receivable	160	187	187	88
Other receivables	2	2	2
Total current assets	1,563	1,835	16,618	1,364
Non-current assets:
Investment property – land	9,207	10,805	10,805	10,792
Office furniture – net	9	10	10	5
Guarantee deposits and others	8	9	9	8
Total non-current assets	9,224	10,825	10,825	10,805
Total assets	10,787	12,660	27,442	12,169

Liabilities and shareholders’ equity
Current liabilities:
Other financial liabilities	555	652	583	405
Related-party loan payables, current	150	176	-	-
Debt with financial institutions	<1	<1	<1	7
Other related-party payables, current	118	139	119	-
Accounts payable	16	19	19	17
Other payables	790	927	927	368
Personnel — salaries payable	50	59	59	-
Other payables to public administrations	191	224	224	30
Total current liabilities	1,872	2,196	1,932	827
Non-current liabilities:
Liability to land contributors	1,013	1,189	1,189	1,187
Bonds and other marketable securities — LDA warrant	197	232	232
Other non-current financial liabilities	835	980	51	-
Deferred income tax	2,653	3,114	3,114	2,401
Total non-current liabilities	4,698	5,514	4,585	3,588
Total liabilities	6,570	7,710	6,517	4,415
Shareholders’ equity:
Share capital	65	77	91	65
Additional paid-in capital	1,272	1,493	17,455	1,272
Other shareholder contributions	935	1,097	1,097	-
Accumulated other comprehensive income (loss)	7	8	8
Reserves	5,011	5,880	5,880	52
Retained earnings (deficit)	(3,015)	(3,538)	(3,538)	6,366
Treasury shares and equity instruments	(58)	(68)	(68)	(2)
Total shareholders’ equity	4,217	4,949	20,926	7,754
Total liabilities and shareholders’ equity	10,787	12,660	27,442	12,169

(1) The as adjusted data are illustrative and give effect to (i) the issuance and sale of 1,154,000 ADSs in this offering at an assumed public offering price of $14.00 per ADS, resulting in expected gross proceeds of $16.156 million, less the 7.5% underwriting discount and the 1% non-accountable expense allowance, and assuming no exercise of the underwriters’ over-allotment option, and (ii) the assumed conversion in connection with this offering of the Company’s outstanding third-party and related-party convertible loan instruments through the issuance of 83,449 ordinary shares. The balance-sheet effect of the assumed conversion is based on the carrying amounts of such instruments recognized in the Company’s audited consolidated statement of financial position as of December 31, 2025. The estimated number of ordinary shares issuable upon conversion is based on the aggregate amount outstanding under such instruments as of July 31, 2026 and an assumed conversion price of €15.40 per ordinary share. The aggregate outstanding amount and the assumed conversion price are denominated in euros. The as adjusted balance-sheet amounts do not reflect interest accrued or other operating results after December 31, 2025. On this basis, expected proceeds before other fixed offering expenses would be approximately $14.783 million. The as adjusted amounts do not give effect to the Yorkville promissory note financing or its expected repayment. The Yorkville promissory notes are not convertible, and the Company expects to repay the amounts then outstanding under such notes from the net proceeds of this offering. The actual public offering price, offering expenses, conversion balance, conversion price, number of conversion shares, Yorkville payoff amount and net proceeds may differ from these assumptions.

14

Reconciliation of FFO and Santa Ana FFO

The table below sets forth a reconciliation of FFO and Santa Ana FFO to profit for the period, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. See “Presentation of Financial and Other Information — Special Note Regarding Non-IFRS Financial Measures and Other Measures.”

We compute FFO and Santa Ana FFO per share amounts using the weighted average number of ordinary shares outstanding during the relevant period. For more information, see our audited consolidated statements of profit or loss and other comprehensive income.

	For the year ended December 31,		Period from March 22, 2024 through December 31,
(In thousands)	2025	2025	2024
	€	$	€
Net (loss) profit	(3,015)	(3,538)	6,366
(-) Gain / (+) loss on revaluation of investment property	1,642	1,927	(9,605)
(+) depreciation and amortization	2	2
FFO	(1,371)	(1,609)	(3,239)
(-) Exchange gain/ (+) exchange loss – net	3	4	(8)
(-) Income tax benefit / (+) income tax expense	(575)	(675)	2,401
Santa Ana FFO	(1,943)	(2,280)	(846)

Per share amounts:

			Period from March 22, 2024 through December 31,
	2025	2025	2024
	€	$	€
FFO per share	(0.2103)	(0.2468)	(1.4550)
Santa Ana FFO per share	(0.2979)	(0.3497)	(0.3799)

The following table reconciles Adjusted EBITDA to net (loss) profit, the most directly comparable IFRS financial measure:

			Period from March 22, 2024 through December 31,
(In thousands)	2025	2025	2024
	€	$	€
(+) Net (loss) profit	(3,015)	(3,538)	6,366
(-) Income tax benefit / (+) income tax expense	(575)	(675)	2,401
(+) Finance cost	210	246
(-) Exchange gain / (+) exchange loss	3	4	(8)
(-) Gain / (+) loss on revaluation of investment property	1,642	1,927	(9,605)
(+) Depreciation and amortization	2	2	-
Adjusted EBITDA	(1,733)	(2,034)	(846)

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Ratio Data

	2025		2024
Net Debt to Total Assets(1)	16.7%		1.2%
Net Debt to Adjusted EBITDA(2)	(1.04	)x	(0.18	)x

(1)	Net Debt to Total Assets represents net debt, calculated as current financing liabilities plus non-current financing liabilities, including the LDA Capital warrant liability, less cash, divided by total assets. The calculation excludes (i) the liability to land contributors because it arises from the original land contributors’ contractual participation in future project proceeds, is measured at fair value and does not constitute financing provided to us, and (ii) deferred income tax liabilities because they are not financing obligations.

(2)	Net Debt to Adjusted EBITDA represents net debt, calculated as described in note (1) above, divided by Adjusted EBITDA. Because Adjusted EBITDA was negative in both periods presented, this ratio is not indicative of debt-service capacity.

The following table reconciles net debt to the financing liabilities included in the calculation, which are derived from our audited consolidated statement of financial position:

(In thousands)	As of December 31, 2025		As of December 31, 2024
	€	$	€
Current financing liabilities	824	967	412
Non-current financing liabilities	1,032	1,211	-
Gross financing liabilities	1,856	2,178	412
(-) Cash and cash equivalents	(54)	(63)	(261)
Net debt	1,802	2,115	151

*	The 2025 U.S. dollar convenience translations were calculated using the December 31, 2025 exchange rate disclosed under “Currency and Exchange Rates.”

16

RISK FACTORS

An investment in our ordinary shares and the ADSs involves a high degree of risk. You should carefully consider all of the information set forth in this prospectus, including the risks described below before making an investment decision in any of our ordinary shares and the ADSs. Our business, financial condition, results of operations and prospects could be materially and adversely affected by any or several of these risks. The trading price of our ordinary shares and the ADSs could decline as a result of the initial or continuing existence of any of these risks, and you may lose all or part of your investment or be unable to dispose of your ordinary shares or ADSs as a result of a decrease in liquidity.

Operational Risks

Commercial and construction risks are inherent to our business model in real estate development. These risks can present significant challenges for us in the successful implementation of our real estate projects and could affect the final outcome of their execution.

Commercial and construction risks are inherent to our business model in real estate development. The commercial risk arises from the difficulty of measuring, assuming, and controlling the uncertainty due to the lack of information in the real estate market, as well as the possibility that a specific project may not succeed in terms of sales. On the other hand, construction risks, which include cost overruns, delays, and other issues during project execution, are closely tied to the technical complexity of the work and the experience of the execution team. Both risks can present significant challenges for Santa Ana in the successful implementation of our real estate projects and could affect the final outcome of their execution.

As we were recently established, we may face a series of challenges that, if not managed properly, could have adverse effects on the entity.

As we were recently established, we may face a series of challenges that, if not managed properly, could have adverse effects on the entity.

Being a new company, investors and partners are likely to perceive a higher risk, as we do not yet have a consolidated operating history, and financial control, compliance, and governance systems may not have been tested, increasing the risk of operational failures or regulatory non-compliance.

We are dependent on certain key personnel, without whom our business may be negatively affected.

We have an executive and administrative team with extensive experience and knowledge in the sector, acquired over years of dedication to the Company and other businesses. These individuals are essential both for the present and, especially, for our future. Therefore, if we fail to retain or motivate this staff, their loss could have a negative effect on the business.

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Our activities depend on the experience, judgment, and performance of our management team and there can be no guarantee that the management team will meet objectives set out in our business plan.

Our activities depend on the experience, judgment, and performance of our management team. More specifically, on their judgment, experience, and ability to identify, select, negotiate, execute, and manage suitable investments. The success of the investment strategy will depend on the management team’s ability to build a portfolio of assets that generates attractive returns by properly managing asset sales.

In this regard, it cannot be guaranteed that the management team will meet the objectives set out in the business plan. Any errors in judgment, whether partial or total, could negatively impact the results and financial situation of the Company.

We are subject to various commercial risks which can impact the commercial viability of our projects.

Commercial risk is directly related to the ability to sell or lease the developed properties within a reasonable time frame and at profitable prices. There are various aspects that can alter the commercial viability of a real estate project:

●	Insufficient Demand: Buyer or tenant preferences can change over time, affecting the demand for certain types of properties. Macroeconomic conditions, such as recessions, high interest rates, or inflation, can directly impact consumers’ purchasing power or their willingness to invest.

●	Competition: The presence of multiple similar projects in the same area can saturate the market and create intense competition, lowering sale or lease prices and extending marketing times. The emergence of new properties in the same category and location can also divert attention from buyers or hotel guests, operators, commercial tenants or rental occupancy, to the extent we retain and operate any hospitality or commercial components, complicating the marketing of the project.

●	Risk of Delays: If the project suffers delays in construction and delivery, buyers may become discouraged or even withdraw from the agreement, generating additional costs and loss of projected revenue.

●	Location Risk: Negative changes in the area in which our real estate developments and activities are located, such as deterioration of the surroundings, increased crime, or changes in zoning policies, can reduce demand and the value of our business.

Risks Related to the Real Estate Sector

The construction sector is a cyclical business that is dependent on global economic context. Economic crises may affect investment in our new projects and delay existing projects.

The construction sector is cyclical because companies, entities, and other organizations involved in projects build infrastructure and facilities, investing when they project optimism regarding the general economic context.

If the economies where we operate show positive trends and the economic climate is favorable, business opportunities will increase. However, in times of economic crisis, the construction sector would be significantly affected, as both companies and investors would temporarily halt new projects until favorable economic conditions return that justify and encourage investment in new infrastructure.

The value of real estate assets depends, among other factors, on the supply of existing properties, economic growth, inflation, interest rates, or legislation.

Unexpected increases in the cost of materials, labor, and services due to inflation may lead to higher construction costs than initially budgeted, eroding project margins and affecting cash flows.

Unexpected increases in the cost of construction materials, labor, energy, logistics and third-party services due to inflation may materially increase our development costs, require additional financing, reduce project margins, delay project timelines and adversely affect buyer affordability and demand. Inflation may also contribute to higher interest rates and tighter credit conditions, which could reduce the availability of project-level financing on acceptable terms.

While inflation began to moderate throughout 2023 and 2024 across all four markets, price levels in Colombia and Chile remained above central bank targets for an extended period, continuing to weigh on construction costs and financing conditions before gradually returning closer to their respective target ranges toward the end of the period. Notwithstanding this moderation, inflationary risks have not been fully resolved, and any resurgence of inflationary pressures in Colombia, Chile, or Panama, whether driven by renewed currency depreciation, commodity price shocks, or shifts in global monetary conditions, could have a material adverse effect on our construction costs, project margins, and overall financial condition.

18

The political environment can also have a significant influence on the sector. Fiscal and monetary policies can have either a positive or negative effect, potentially attracting foreign investment, increasing competition, and, therefore, affecting our pricing power and income generation.

Risk of interest rate may make it difficult to procure financing under favorable conditions.

Higher interest rates may increase the cost of debt financing, reduce buyers’ access to mortgage credit, and negatively impact overall project profitability. This could limit our ability to finance new developments under favorable conditions.

The growth and profitability of our business are dependent upon the future development and dynamism of the real estate and construction sector in the jurisdictions where we operate and plan to expand.

The development and execution of new residential, commercial, and mixed-use projects depend on multiple external factors, including the existence of stable and predictable urban planning regulations, governmental policies that promote private investment, tax incentives applicable to real estate development, and a favorable macroeconomic and legal environment for foreign investors.

Changes in urban development regulations, the imposition of new restrictions on land use, delays in permitting and licensing processes, the reduction or elimination of tax benefits, or adverse shifts in foreign investment policy could materially and negatively affect the feasibility, timelines, and profitability of our projects. In particular, any slowdown in the construction sector or decrease in demand for new developments—whether due to regulatory, political, or economic factors—could adversely impact the Company’s business model, results of operation, and overall financial condition.

Our activities are subject to all regulations that may affect technical, environmental, and legal aspects related to urban planning, environmental, health and safety, and consumer protection at both the national and local levels.

The emergence of new regulations of this kind can have retroactive effects, change the regulatory focus, or alter the way they are enforced. Such situations could force us to modify our strategic plans, financial projections, or real estate development projects, negatively impacting our financial situation, results or valuation.

There is also the risk that local, regional, or national governments may impose penalties if regulations are not strictly adhered to. These penalties may include restrictions that limit our ability to carry out certain operations. Additionally, if a significant gap in regulatory compliance occurs, the imposed sanctions could severely damage us, our results or our valuation.

19

We may face risks due to decreased market value of land and assets due to exogenous circumstances.

The market value of assets could decrease or be negatively affected under certain circumstances, such as:

●	Environmental contingencies.

●	Changes in expected returns.

●	Macroeconomic factors.

For example, periods of economic recession or deceleration may reduce demand for residential, commercial, and hospitality projects, making it more difficult to meet pre-sales targets or achieve expected returns. This could lead to project cancellations, delays, or reduced margins.

Consequently, although we can conduct internal audits, valuations, market studies, and macroeconomic forecasts, as well as comply with legal and technical standards, we cannot guarantee that significant problems, unknown at the time of land or asset acquisition, will not arise. These circumstances could lead to a decrease in asset valuation, significantly impacting our operations, results, or financial position.

Hiring suppliers and subcontractors in the real estate sector carries several risks that can negatively impact project development.

Real estate promotion activity depends on external factors, particularly from the timely fulfilment of contracted works or subcontracted professionals and third parties. Hiring suppliers and subcontractors in the real estate sector carries several risks that can negatively impact project development. These risks can affect both the schedule and the costs and quality of construction.

The main risks derived from hiring suppliers and subcontractors are:

●	Risk of price increases: as the execution of the projects and particularly the construction phase might take a long time, the prices of supplies and subcontractors might vary from the internal forecast significantly.

●	Risk of inferior quality: Subcontractors or suppliers may fail to meet the required quality standards, leading to defects in construction, costly repairs, and project delays.

●	Risk of delays: Subcontractors may fail to meet agreed deadlines due to internal issues, labor shortages, or unforeseen problems at the work site. Suppliers may delay material deliveries, halting project progress and causing delays in the schedule. This could lead us into financial difficulties that prevent timely execution, resulting in the need to allocate additional resources and changing the expected return rates. Furthermore, these delays could lead to claims for damages or penalties from potential buyers who have signed contracts. This would negatively impact our activities, results and financial position.

●	Financial risk: Insolvency or financial problems of suppliers or subcontractors may result in an inability to complete the work or deliver materials, forcing the developer to urgently seek alternatives at a higher cost.

●	Coordination risk: Lack of effective coordination and communication between subcontractors, suppliers, and the project management team can lead to errors, misunderstandings, and conflicts that affect the project’s progress and quality.

●	Delays in Obtaining Licenses, Permits, and Authorizations: Our business model depends on obtaining the relevant licenses, permits, or authorizations for its activities. Delays in obtaining these can pose significant risks to a real estate developer, as they can severely affect the viability and timelines of projects.

In most cases, these delays may be caused by inefficiencies within authorities, errors or inconsistencies in documentation, or the complexity of the regulatory framework. These delays negatively affect project viability by causing construction delays, loss of market opportunities, increased costs, and damaging our reputation.

Additionally, delays could affect the expected date of asset sales, potentially leading to claims for damages from buyers, penalties for the Company, and negative impacts on expected return rates.

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Risks related to the land can significantly affect the cost, feasibility, and success of a real estate project.

Land-related risks are among the primary challenges a real estate developer faces. These risks can significantly affect the cost, feasibility, and success of a real estate project.

The most common risks associated with land are:

●	Geotechnical risks: Potential issues such as poor soil quality and stability, presence of rocks or groundwater, and contamination

●	Topographic and geographical risks: Lands with steep slopes or significant unevenness that may require major earthworks, difficult access, or remote locations that may affect project demand.

●	Environmental risks: Natural hazard zones, such as land located in areas prone to natural disasters, and environmental impact, as some land may be in protected areas or near sensitive natural resources, generating legal and regulatory restrictions that hinder or increase development costs.

●	Legal and regulatory risks: Issues related to land ownership, such as property disputes, hidden encumbrances, or unclear titles, zoning regulations that may limit the type of development allowed on land, and potential delays in obtaining permits and licenses that could affect project profitability.

Risks Related to the Construction Process

We may face significant cost overruns in our construction projects which may have a material adverse effect on our financial condition and results of operations.

Construction projects inherently carry the risk of cost overruns due to factors such as unforeseen technical challenges, design modifications, increases in material or labor costs, or delays caused by external circumstances. These overruns may arise despite our planning and cost-control measures and could significantly increase the overall development budget. Higher-than-expected costs can negatively impact the profitability of projects, affect projected returns, and reduce our ability to finance other developments or future growth initiatives. In particular, unexpected cost increases may force us to seek additional financing under less favorable conditions, which could have a material adverse effect on our financial condition and results of operations.

We may face shortages of qualified labor, building materials and specialized equipment needed for our construction projects which could negatively impact the timely completion of projects, increase overall costs, and adversely affect our financial results and reputation in the market.

The success of our construction projects depends on the timely availability of qualified labor, building materials, and specialized equipment. Shortages of skilled workers or key materials – whether due to increased demand in the market, supply chain disruptions, strikes, geopolitical factors, or other external events – could delay project schedules and increase construction costs. Such shortages may also affect construction quality or force us to rely on alternative suppliers under less favorable conditions. Any of these circumstances could negatively impact the timely completion of projects, increase overall costs, and adversely affect our financial results and reputation in the market.

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Errors or omissions in design, miscalculations in structural elements, or inadequate technical planning may result in the need for costly corrections, which could delay project timelines and increase overall costs.

Our projects depend on accurate technical studies and sound architectural and engineering designs. Errors or omissions in design, miscalculations in structural elements, or inadequate technical planning may only become apparent during construction or after completion. Such issues can result in the need for costly corrections, redesign, or rework, which could delay project timelines and increase overall costs. In more severe cases, technical or design errors could affect the safety, functionality, or regulatory compliance of a project, potentially leading to legal claims, penalties, or reputational damage. These risks could have a material adverse effect on our operations, financial condition, and projected returns.

Accidents, injuries, or unsafe working conditions on site can lead to project delays, legal liabilities, fines from regulatory authorities, and reputational damage.

Construction activities inherently involve safety and health risks for workers, contractors, and third parties present on site. Accidents, injuries, or unsafe working conditions can lead to project delays, legal liabilities, fines from regulatory authorities, and reputational damage. While we implement safety protocols, training programs, and monitor compliance with applicable occupational health and safety regulations, we cannot fully eliminate the risk of incidents. Any significant safety event could negatively impact our operations, financial results, and public perception.

We may face various environmental risks during construction which could delay projects, increase remediation costs, or result in fines and penalties, adversely affecting our financial condition and results.

The Company’s construction activities are subject to various environmental risks, including the potential discovery of contaminated soil, unforeseen environmental liabilities, or violations of environmental regulations during project execution. Additionally, adverse weather conditions, flooding, or other natural events could disrupt construction schedules and increase costs. Although the Company conducts environmental assessments and complies with applicable environmental laws and regulations, it cannot fully eliminate the possibility of environmental incidents or regulatory actions. Such events could delay projects, increase remediation costs, or result in fines and penalties, adversely affecting the Company’s financial condition and results.

Financial and Economic Risks

We may not achieve our expected margins and returns, which may negatively impact the profitability and financial viability of our projects.

The long duration of construction projects means that economic conditions can change significantly from start to finish, which could affect our margins and expected returns, impacting the profitability and financial viability of the projects.

The following factors directly contribute to this risk:

●	Market Demand Changes: The demand for properties can fluctuate due to changes in economic conditions, interest rates, or market preferences. A decrease in demand can lower expected income from sales or rentals. Economic recessions, high inflation, or a slowdown in economic growth can reduce real estate demand, negatively affecting prices and occupancy rates.

●	Unexpected Costs: Increases in material costs, labor expenses, or issues during construction can significantly raise total project costs, reducing profit margins.

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●	Regulatory and Legal Risks: Changes in zoning laws, building regulations, or taxes can affect project costs or limit the property’s use and marketability.

●	Project Risks: Delays or quality issues in the project can impact overall project costs.

●	Competitive Environment Risks: The emergence of new real estate developments in the same area can increase supply and reduce demand for the project in question.

We will require substantial additional capital beyond this offering to fund our short-term liquidity needs and to execute our current development pipeline, and if such capital is not available when needed, on acceptable terms or at all, we may be required to delay, scale back, restructure or abandon one or more projects or project phases.

The total expected investment required for our five current projects is approximately $1.075 billion, consisting of approximately $412 million for Lipangue, $235 million for Laguna Grande, $67 million for Panama Norte, $170 million for Quirazú and $191 million for Esencia, over the life of such projects. At the phase level, only certain early-stage funding requirements are currently estimable, including approximately $1.0 million of planning and pre-development costs for Lipangue, aggregate Panama land acquisition payments of €5.354 million payable in instalments through 2028, approximately $1.5 million of pre-development costs for Laguna Grande, approximately $0.5 million of initial planning, legal, fiduciary, technical and permitting-related costs for Quirazú, and approximately $1.0 million of initial planning, legal, fiduciary, technical and permitting-related costs for Esencia. Detailed cost estimates for later construction phases remain dependent on final design and engineering, permitting outcomes, construction procurement, prevailing costs and financing structures.

As of December 31, 2025, we had cash of €53,752, negative working capital of €308,141 and used €1,970,897 of cash in operating activities during 2025. We incurred a net loss of €3,015,062 and had not generated revenue or commenced construction, unit sales or pre-sales. These events and conditions indicate the existence of a material uncertainty that may cast significant doubt on our ability to continue as a going concern without additional financing. Our audited consolidated financial statements have been prepared on a going-concern basis and do not include any adjustments that might result from the outcome of this uncertainty.

In addition, based on our current cash position, we expect to require additional financing to fund our expected liquidity requirements over the next twelve (12) months, which consist primarily of corporate overhead and public company readiness costs, professional fees and project-level pre-development expenditures.

The net proceeds of this offering, if consummated, will not be sufficient, by themselves, to fund the full development costs of our current projects, and we have not obtained binding commitments for all of the additional financing that will be required.

In addition, our intended allocation of the net proceeds of this offering is based on current estimates and may change depending on project timing, payment milestones, permitting progress, the availability of project-level financing and other sources of capital. We may not use the proceeds in the proportions currently anticipated, and we may be required to reallocate proceeds among projects, working capital and general corporate purposes.

We expect that the substantial majority of later-stage development and construction costs will need to be funded through a combination of project-level commercial bank financing, customer pre-sale deposits (to the extent available), additional equity or debt financings, intercompany advances and potential strategic partners or co-investors. The Company has held preliminary discussions, both directly and through local counsel in the jurisdictions where it operates, with various financial institutions, including Banco Santander, BAC and Bancolombia, regarding potential construction financing for certain projects. These discussions remain preliminary and non-binding. The availability, timing and terms of any such financing will depend on factors including permitting progress, achievement of any required pre-sales thresholds, lender underwriting, credit approvals, required equity contributions, collateral structures, project-level due diligence and prevailing market conditions. No pre-sales have commenced for any project, and no definitive construction financing agreements or binding construction financing commitments currently exist.

If we are unable to obtain sufficient capital when needed, on acceptable terms or at all, or if we fail to satisfy project-level conditions to access construction financing, we may be required to delay, scale back, restructure or abandon one or more projects or project phases, defer expenditures or otherwise materially adversely affect our business, financial condition, results of operations and prospects.

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All of our projects are in development or subject to conditions and may not materialize as anticipated, or at all.

All of our current projects are pursuant to memorandums of understanding, or subject to contractual, regulatory, financing or other conditions precedent. For example, our project in Chile is pursuant to a memorandum of understanding and the transfer of the land to SAGE is subject to certain conditions out of the control of SAGE that are still to be met (as detailed below); our project in Panama is pursuant to a promissory sale and purchase agreement which still needs to crystalize in public deeds for the acquisition of each plot of land upon the corresponding payments by SAGE; and the Colombian project is subject to a memorandum of understanding and a trust agreement which need to be complied with to complete the development and construction of the project.

There can be no assurance that any of our projects will advance beyond the development stage, achieve commercial launch, secure required financing or fulfil the conditions precedent in the various agreements and memorandums of understanding. Delays may also arise due to changes in market condition, counter-party performance issues, or strategic reprioritization by management. The failure of one or more of these projects to materialize or any unexpected delays could adversely affect our business strategy, growth prospects and financial condition.

If our contemplated Marriott- and Aimbridge-related hospitality arrangements for the Laguna Grande project are terminated, are not finalized or do not become operational, the commercial positioning, marketability and execution of the hotel and branded residence components of that project may be adversely affected.

The Laguna Grande project includes contemplated hospitality and branded residence components that are associated with a Courtyard by Marriott franchise agreement, an Apartments by Marriott Bonvoy term sheet and an Aimbridge-related hotel management letter of intent. These arrangements are intended to support the branding, differentiation, marketability and operating profile of those components of the project. However, portions of these arrangements remain subject to project development, financing, permitting, construction, final phasing and, in certain cases, definitive documentation or satisfaction of applicable conditions.

If any of these arrangements are terminated, are not finalized, are delayed, or do not become operational on the terms currently contemplated, we may need to revise the scope, branding, operator structure, unit mix, marketing strategy, pricing assumptions or development sequencing of the hotel and branded residence components of the Laguna Grande project. We may also incur additional costs, experience delays in commercialization or project execution, or face reduced interest from prospective purchasers, guests, lenders or strategic partners. Any such event could materially adversely affect the Laguna Grande project and, in turn, our business, financial condition, results of operations and prospects.

The LDA equity subscription facility has not been drawn and we do not intend to draw under it; however, the facility may still create costs, dilution and other risks.

We entered into a share subscription agreement with LDA providing for an equity subscription facility of up to €20.0 million. As of the date of this prospectus, no amounts have been drawn under the facility, and we do not intend to draw any amounts under the facility. Accordingly, we do not view the facility as a committed source of liquidity for purposes of funding our business plan, this offering or our development projects.

Although we do not intend to draw under the facility, the agreement includes terms that may continue to affect us, including fixed fee obligations and warrants issued to LDA. We agreed to pay LDA a fixed structuring fee of €400,000, and we issued warrants exercisable for up to 307,276 ordinary shares, subject to vesting and price-adjustment provisions. Any exercise of warrants, or any drawdown under the facility if our intentions were to change in the future, may dilute existing shareholders and may adversely affect the market price of our ordinary shares and ADSs. In addition, any disagreement regarding the facility or related obligations could result in additional costs, management distraction or reputational risk.

We are subject to fluctuations in exchange rates which may negatively affect our reported results of operations.

Our projects are located in different countries, each with its own currency, exposing us to the risk of significant changes in the relative values of currencies in international markets.

Due to our business model, which involves operations in multiple countries, exchange rate fluctuations can affect the value of foreign currency assets and liabilities when consolidated in the financial statements. This can create volatility in reported financial results. Similarly, profits may be impacted when converted into the local currency; in the case of significant depreciation, earnings could be reduced.

This prospectus contains estimates, trends, forecasts, and future projections, which by nature are uncertain and may not materialize.

Although we believe the expectations reflected in this prospectus are reasonable, such projections are based on uncertain future events whose occurrence cannot be determined or guaranteed as of the date of this prospectus. In the future, some circumstances could evolve differently than expected, potentially negatively impacting our business, results, prospects, or financial and economic position.

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General Market Risks

Our operations are exposed to economic performance of the countries where we operate.

According to the Inter-American Development Bank, the economies of Latin America and the Caribbean exceeded expectations in 2023, with GDP growth reaching 2.1%, a figure one percentage point higher than initial projections. This growth was driven by stronger global economic expansion. In the region, proactive policies helped strengthen the macroeconomic position of Latin American and Caribbean economies; central banks acted swiftly to raise interest rates, which contributed to reducing inflation faster than in other regions. Prudent fiscal policies (such as reducing primary balances) and resilient financial markets also contributed to better-than-expected performance.

As a result of fiscal adjustment efforts in the region, public debt is decreasing and approaching pre-pandemic levels. As reported by the Inter-American Development Bank in its 2025 Latin American and Caribbean Macroeconomic Report, between 2020 and 2023, countries in the region experienced an average 11% decrease in the debt-to-GDP ratio. However, the reduction in 2023 was less marked than in the previous two years, with an average decrease of 1.6% of GDP, compared to 4.6% in 2021 and 2022. The slower pace of debt reduction reflects a combination of factors, including slower GDP growth due to economic deceleration and lower inflation rates conditioned by prevailing monetary policy.

In a context of low growth, high debt-to-GDP ratios, significant fiscal gaps, and climate-related shocks, Latin America and the Caribbean face a major fiscal challenge. Additionally, with international interest rates expected to remain “higher for longer,” as noted by the Federal Reserve and other central banks, the feasibility of monetary easing in Latin America and the Caribbean appears increasingly difficult. Consequently, a rapid closure of fiscal gaps is crucial for sustainability and to complement monetary policy.

Like all companies in the economy, we are subject to macroeconomic factors that determine the level of economic activity in the country due to its location and the activities of its subsidiaries. Thus, different economic cycles may have varying degrees of impact on the construction sector and, therefore, on the company’s operational results. A country’s ability to finance itself at a reasonable cost conditions its future growth prospects. Similarly, liquidity conditions and interest rates directly affect the viability of infrastructure and housing projects, as low interest rates and abundant liquidity create an ideal environment for financing such projects.

The economic outlook for the coming years is favorable, with the World Bank in Revitalizing Growth: An Urgent Agenda for Latin America and the Caribbean, forecasting regional economic growth. The regional GDP is expected to expand by 1.6% in 2024, with growth projections of 2.7% and 2.6% for 2025 and 2026, respectively.

The Company is exposed to systemic risks affecting the economic environment in the Latin American countries in which it operates. These risks include, among others, social unrest, political instability, states of emergency, changes in governmental policies, changes in financial system regulation, adverse judicial or administrative decisions affecting the real estate sector, and other unforeseeable events beyond our control. Any of these events could disrupt our operations, delay permitting, impair access to financing, reduce customer demand, increase costs, and materially adversely affect our business, financial condition and results of operations.

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The real estate sector is highly competitive and fragmented, which could make it more difficult for us to obtain favorable terms in i) bidding processes and the acquisition of land available for development; ii) hiring external services for investment projects; iii) the sale price of assets, caused by an oversupply of housing with similar characteristics.

It is possible that the groups and companies with which we compete have greater resources, both material, technical, and financial, or a better understanding of the market in which they operate, and therefore may be able to offer better goods and services. Additionally, the real estate sector is highly competitive and fragmented, as the barriers to entry are low.

Competition could make it more difficult for us to obtain favorable terms in i) bidding processes and the acquisition of land available for development; ii) hiring external services for investment projects; iii) the sale price of assets, caused by an oversupply of housing with similar characteristics. These circumstances could negatively affect the development of our activity, its results, and its financial position.

In the case of Colombia, an increasingly open market as a result of foreign direct investment, international companies from abroad are starting to seek opportunities in the country. These international companies achieve greater economies of scale and could operate at lower costs than Santa Ana. As a result, we face constant and growing competition in the selection of projects, clients, employees, and suppliers, among others.

As competition increases, we will be pressured to become more efficient in cost reduction, even reducing profit margins to continue growth and operational possibilities, which could affect return rates.

Our growth strategy involves expanding into new Latin American countries and potentially other international markets, which could slow expansion, increase costs and limit profitability due to operating in unfamiliar business environments.

Our growth strategy involves expanding into new Latin American countries and potentially other international markets. Entering new jurisdictions exposes us to risks such as unfamiliar legal and regulatory environments, cultural and business practice differences, the need to establish new supplier and partner relationships, and potential delays in obtaining approvals or financing. These challenges could slow expansion, increase costs, or limit the profitability of new projects.

Negative publicity, whether due to perceived or actual issues related to project quality, delays, environmental impact, regulatory compliance, or the actions of employees, directors, or third parties associated with us, could harm our reputation.

Our reputation is a key asset in attracting investors, partners, and buyers for our real estate projects. Negative publicity, whether due to perceived or actual issues related to project quality, delays, environmental impact, regulatory compliance, or the actions of employees, directors, or third parties associated with us, could harm our reputation. Damage to reputation may lead to reduced demand for projects, difficulties in securing financing or strategic alliances, and a loss of trust among stakeholders. Even unfounded claims or allegations could have a material adverse effect on our operations, financial results, and long-term growth prospects.

Risks Related to the Region

We are subject to risks related to the geographic dispersion of our projects and the related logistical challenges and risks.

Our projects are geographically dispersed across several countries in Latin America, which generates specific logistical challenges and risks. The need to coordinate construction activities, supply chains, and teams in multiple locations may result in delays, higher transportation costs, or limited availability of qualified contractors and specialized labor in certain areas.

Additionally, some projects are located in regions exposed to natural disasters or climate change effects, such as earthquakes, hurricanes, flooding, or rising sea levels, which could disrupt construction schedules, damage infrastructure, or increase insurance and mitigation costs.

These factors could nonetheless cause unforeseen interruptions in the development process, affect delivery times, and ultimately have a negative impact on our financial results and projected returns.

We are subject to risks related to differing legal and administrative frameworks in the countries where we operate.

The presence across diverse jurisdictions exposes us to specific risks derived from the differences in legal frameworks, land use regulations, environmental standards, tax regimes, and administrative procedures. In particular, changes or inconsistencies in regulations between countries may lead to delays in obtaining approvals, increased compliance costs, or additional administrative burdens. Furthermore, certain jurisdictions may experience abrupt regulatory shifts, political changes, or institutional instability, which could affect the continuity or viability of projects under development. These factors may negatively impact our ability to execute our projects as planned, increase operational costs, and affect our financial performance and growth strategy.

We are subject to political and institutional risks in countries where we operate.

We operate and plan to expand in multiple Latin American countries, each of which has its own political and institutional context. Certain jurisdictions in the region have experienced periods of political instability, abrupt regulatory changes, or shifts in government policies that may affect the real estate and construction sector. These changes could include new restrictions on foreign investment, modifications to tax regimes, or delays in permitting and approval processes. Such developments may negatively impact the feasibility, timelines, or profitability of projects and could have an adverse effect on our financial condition and growth strategy.

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Risks Related to Our Operations in Costa Rica

We have recently expanded our development pipeline into Costa Rica, a new jurisdiction in which we have no operating history and no established local corporate platform.

In April and May 2026, we entered into binding term sheets for two real estate development projects in Costa Rica — the Quirazú Project and the Esencia Project. Prior to those term sheets, we had no operating history in Costa Rica. We do not currently have direct employees, a leased office or a subsidiary in Costa Rica. The Quirazú Term Sheet and the Esencia Term Sheet were entered into directly by us. We expect to incorporate one or more Costa Rican special-purpose vehicles prior to the execution of the definitive transaction documents under each term sheet, to which we would assign our contractual position in accordance with the assignment provisions of the relevant term sheet. Until such incorporation and assignment occur, the obligations under each term sheet are our direct obligations, and are not isolated in a local subsidiary as is the case with our projects in Chile, Colombia and Panama. Our lack of an established local corporate platform in Costa Rica may delay the execution of our development plans, and the direct contractual exposure of our parent company to obligations under the Costa Rican term sheets is a structural difference from our other projects that investors should consider.

We use local service providers and advisors to support our Costa Rican projects, and replacing any such provider could cause transition delays or additional costs.

We engage Grupo Saxum and other local advisors and contractors to support local coordination, due diligence, permitting coordination and transaction implementation in connection with the Quirazú Project and the Esencia Project. These services supplement activities directed by our management and may be performed by other qualified service providers. Grupo Saxum does not own the land underlying either project and does not hold any economic participation rights in the land or in the contemplated development trusts. If our relationship with Grupo Saxum or another local service provider were discontinued, transitioning the relevant activities to another provider could result in temporary delays, additional costs or loss of project-specific knowledge.

Our Costa Rican projects depend on fiduciary structures governed by Costa Rican law, which present legal and regulatory risks distinct from our other projects.

The Costa Rican real estate development trust, or fideicomiso de desarrollo inmobiliario, is regulated principally by Costa Rican law. Under this structure, the original landowners are expected to contribute the underlying real estate to the relevant trust as autonomous patrimony, separate from the assets of the settlors and the trustee. Legal title to the trust assets will be held by a Costa Rican fiduciary authorized to conduct trust business. If the trust is improperly constituted or administered, if the contribution of the land is not properly registered in the National Registry of Costa Rica, or if the trustee fails to perform its fiduciary duties, the autonomous patrimony may be subject to challenge and our ability to develop and commercialize the projects may be materially impaired.

Our rights under the Quirazú Term Sheet and the Esencia Term Sheet are subject to conditions precedent that may not be satisfied.

Each of the Quirazú Term Sheet and the Esencia Term Sheet is binding, but each contemplates the execution of definitive transaction documents and the constitution of a Costa Rican development trust only upon satisfaction of conditions precedent. We cannot assure investors that these conditions will be satisfied within the relevant contractual period, that the parties will agree to any required extension, or that we will not encounter title, regulatory, environmental, permitting, financing or commercial issues that prevent us from proceeding with either project. If either project does not proceed, we will lose the time and capital invested in its pre-development and may be required to seek alternative projects or financing opportunities.

The economic consideration payable to the Quirazú Sellers is structured as a revenue share rather than a fixed land purchase price, which may give rise to disputes and reduce the cash available to us during commercialization.

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Unlike our land acquisition arrangements in Chile and Panama, the Quirazú Term Sheet does not contemplate the payment of a fixed land purchase price. The Quirazú Sellers are expected to contribute the Quirazú Properties to the Quirazú Development Trust and to receive, as beneficiaries of the trust, a fixed advance payment of $1.0 million, payable upon obtaining the first construction license and creditable against the variable component, and 10% of gross sales revenue from completed units. This structure is comparable to our Laguna Grande Project in Colombia. While the structure reduces our upfront capital requirements, it also means that the Quirazú Sellers retain an ongoing economic participation in the project’s results, which may give rise to disputes regarding the calculation of gross sales, the timing of payments or the scope of completed units, and may reduce the cash available to us during the commercialization phase.

The Esencia Term Sheet contains a minimum guaranteed consideration of $5.0 million over a six-year period, which constitutes a contractual obligation regardless of project performance.

Under the Esencia Term Sheet, if the aggregate consideration paid to the Esencia Sellers, whether as fixed advance payments or as variable consideration, does not reach $5.0 million within six years from the constitution of the Esencia Development Trust, we will be required to pay the difference to the Esencia Sellers in a single payment at the end of such period. This minimum guaranteed consideration is a firm contractual obligation that will be payable regardless of the commercial success of the project, the level of sales achieved or the prevailing market conditions at the relevant time. If the project does not generate sufficient sales to satisfy the minimum within six years, we will be required to fund the shortfall from other sources of capital, which could materially adversely affect our liquidity and financial condition.

Our Costa Rican projects are exposed to foreign currency fluctuations.

Costa Rica’s official currency is the Costa Rican colón. Real estate transactions in Costa Rica are commonly denominated in U.S. dollars, but ancillary costs, taxes, local services and certain permitting-related costs may be incurred in colones. We will be exposed to fluctuations among the colón, the U.S. dollar and the euro, which may materially affect the cost, profitability and reported results of our Costa Rican projects.

Risks Related to the ADSs

U.S. holders of ADSs may suffer adverse tax consequences if we were characterized as a “passive foreign investment company” under the U.S. federal tax law.

Based on the current composition of our gross income and assets and on reasonable assumptions and projections, no assurance can be given that we will not be treated as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes for 2025. If we were characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences such as (i) having gains realized on the sale of the ADSs treated as ordinary income rather than capital gain, not qualifying for the preferential rate otherwise applicable to dividends received in respect of the ADSs by individuals who are U.S. holders, and (ii) having interest charges apply to certain distributions by us and upon certain sales of the ADSs.

There has been no public market for the ADSs prior to this offering, and you may not be able to resell the ADSs at or above the price you paid, or at all.

We intend to apply to have the ADSs listed on NYSE American under the symbol “STNF.” Prior to this offering, there has been no public market for the ADSs. The initial offering price of the ADSs is the result of negotiations between us and the underwriters, and the initial offering price may differ significantly from the market price for the ADSs following the offering. There is no assurance that an active trading market for the ADSs will develop or that the market price for the ADSs will not decline below the public offering price.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated variations in our revenues, earnings, cash flow, and changes or revisions of our expected results;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

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●	changes in financial estimates by securities analysts;

●	changes in the economic performance or market valuations of other companies in our industry;

●	detrimental negative publicity about us, our competitors, or our industry;

●	additions or departures of key personnel;

●	regulatory developments affect us or our industry;

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of the ADSs. Volatility or a lack of positive performance in the price of the ADSs may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Management will have broad discretion as to the use of the net proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion as to the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not have a positive impact on our results of operations or increase the market value of our securities. Our failure to apply these funds effectively could have a material adverse effect on our business and/or cause the price of our securities to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings.

Holders of ADSs may exercise their voting rights only in accordance with the provisions of the deposit agreement. If we instruct the depositary to ask for your voting instructions, upon receipt of voting instructions from the ADS holders in the manner set forth in the deposit agreement, the depositary will make efforts to vote the ordinary shares underlying the ADSs in accordance with the instructions of the ADS holders. If we do not instruct the depositary to ask for your voting instructions (and we are not required to do so), you can still send instructions and the depositary may try to vote ordinary shares in accordance with those instructions, but it is not required to do so. The depositary and its agents may not be able to send voting instructions to ADS holders or carry out their voting instructions in a timely manner. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares sufficiently prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, that the value of certain distributions may be less than the cost of mailing them, or that it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, but that is not properly registered or distributed under an applicable exemption from registration. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. In addition, the depositary may deduct from such dividends or distributions its fees and may withhold amounts on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that investors in our ADSs may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, investors in our ADSs may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to investors in ADSs. These restrictions may cause a material decline in the value of the ADSs.

Because we do not currently intend to declare cash dividends on our ordinary shares in the foreseeable future, shareholders must rely on appreciation of the value of ordinary shares and ADSs for any return on their investment.

We have never declared or paid cash dividends our ordinary shares. We currently intend to retain all of our future earnings, if any, to finance the operation, development and growth of our business. Furthermore, any future debt agreements may also preclude us from paying or place restrictions on our ability to pay dividends. As a result, capital appreciation, if any, of ordinary shares or ADSs will be your sole source of gain with respect to your investment for the foreseeable future.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Investors may not recover the full amount of their investment.

There is a risk that investors may not recover the full amount of their investment. This risk may arise from various factors, including changes in market conditions, general economic trends, competition in the sector, or our ability to meet our projected business and financial objectives. In particular, if we do not generate expected levels of income or if our cash flows do not reach expected levels, our valuation, and consequently, the return on investment for shareholders, may be negatively impacted.

Investors may not be able to exercise their pre-emptive rights on future issuances of ordinary shares, and, as a result, their percentage ownership interest in us would be diluted.

Generally, existing holders of shares in Spain are entitled by law to pre-emptive rights on the issue of new shares in that company. As holders of the ADSs, investors will not be able to exercise pre-emptive rights unless they surrender and cancel all or a portion of their ADSs representing the number of ordinary shares. In the United States, we may be required to file a registration statement under the Securities Act to implement pre-emptive rights. We can give no assurances that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ordinary shares to exercise such pre-emptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ordinary shares to rely on it. Accordingly, investors may not be able to exercise their pre-emptive rights on future issuances of ordinary shares, and, as a result, their percentage ownership interest in us would be diluted.

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The price of the ADSs representing our ordinary shares could be volatile and subject to sudden and significant declines.

Some securities traded on the NYSE American exhibit high volatility, due to the economic and financial market conditions experienced in recent years.

Factors such as: (i) fluctuations in our results and the sector in which we operate; (ii) changes in financial analysts’ recommendations regarding our company and state of the global financial markets; (iii) future sales by holders of the ADSs; and (iv) a low volume of ADSs traded could negatively impact the price of the ADSs and prevent investors from selling ADSs on the market at a price higher than the price at which they were acquired.

In this sense, potential investors should consider that the value of the investment in the ADSs may increase or decrease significantly in short periods, and the market price of the ADSs may not reflect our intrinsic value.

The liquidity and trading volume of the ADSs representing our ordinary shares may be low, which could adversely impact the trading price of ADSs the ability of investors to obtain liquidity.

The liquidity and trading volume of our ordinary shares has at times been low in the past and may again be low in the future. If the liquidity and trading volume of ADSs is low, this could adversely impact the trading price of ADSs and the ability of investors to obtain liquidity in their ADSs.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our ADSs or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for the ADSs will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the trading price of the ADSs would likely be negatively impacted. In the event securities or industry analysts initiate coverage and one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price of the ADSs or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade the ADSs, or if our results of operations do not meet their expectations, our share price could decline.

Asset Valuation Risks

The valuation of our asset portfolio will be subjective, which could lead to inaccurate valuations, affecting investment returns and divestment decisions.

The valuation of our asset portfolio, once acquired, will be carried out by independent experts. This valuation will inherently be subjective, and its accuracy will depend on various assumptions and estimates. Incorrect assumptions could lead to inaccurate valuations, affecting investment returns and divestment decisions.

Additionally, there is a risk that the market value of the assets may decrease or be negatively impacted under certain circumstances:

●	Environmental contingencies.

●	Changes in expected return rates.

●	Macroeconomic factors.

We may conduct internal audits, valuations, market studies, and macroeconomic forecasts, and comply with legal and technical regulations, we cannot guarantee that unforeseen events will not arise. These circumstances could lead to a decline in asset valuations, which would have a significant impact on our operations, results, or financial condition.

Other Risks

If our transactions with related parties are not carried out under market conditions, it could negatively affect our results.

We are, and may continue to be in the future, exposed to risks related to transactions with related parties. We have conducted and continue to conduct transactions with related parties, mainly with partners and subsidiaries, and may continue to do so in the future. To date, these transactions have been carried out under market conditions. If, in the future, these transactions are not conducted under market conditions, it could negatively affect our results and/or financial position.

We may face substantial fines and reputational damage should there be any intentional or inadvertent violation of data protection laws and regulations

There is a risk of fines for data protection violations in the event of a data breach, whether internal or external. If any our companies were to violate data protection regulations, it could face substantial fines, in addition to damage to our overall reputation and loss of trust from clients and shareholders. In this regard, if a significant data breach were to occur, it could have legal repercussions, further increasing the financial risk.

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USE OF PROCEEDS

We estimate that the net proceeds that we will receive from the sale of 1,154,000 ADSs in the offering will be approximately $                   million, after deducting underwriting commissions and estimated offering expenses payable by us, based on an assumed public offering price of $14.00 per ADS, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus. The public offering price will be determined through negotiations between us and the underwriters in the offering.

The primary purposes of this offering are to create a public market for the ordinary shares represented by ADSs in the United States for the benefit of all shareholders, retain talented employees by providing them with equity incentives, obtain additional working capital and repay outstanding short-term indebtedness. We expect to use approximately $1.5 million of the net proceeds to repay in cash the amounts then outstanding under the short-term promissory notes issued to YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP. We currently intend to use the remaining net proceeds of this offering as follows:

●	Chile (Lipangue): 5% - 10% for planning, permitting, infrastructure design and early works;

●	Panama (Panama Norte): 15% - 25% for selected land-related payments, permitting, design and early works;

●	Colombia (Laguna Grande): 10% - 15% for infrastructure, permitting, design, hospitality-related implementation work and early works;

●	Costa Rica (Quirazú and Esencia): 10% - 15% for legal and technical due diligence, definitive transaction documents, fiduciary structuring, incorporation of one or more Costa Rican special-purpose vehicles, preliminary design, permitting analysis, trust implementation costs and other pre-development activities, including approximately $0.5 million currently expected to be allocated to the Quirazú Project and approximately $1.0 million currently expected to be allocated to the Esencia Project; and

●	Future market sourcing, working capital and general corporate purposes: 35% - 50% for identifying and evaluating additional opportunities in Latin America, working capital, public company readiness, professional fees and general corporate purposes.

The percentages above are estimates based on our current plans and may vary depending on the timing of project milestones, the availability of project-level financing, the timing of land-related payments, permitting progress, working capital needs and the availability of other sources of capital. In particular, the percentages allocated to Panama and Costa Rica should not be read as a commitment to fund the full contractual land or project-related payments for those projects solely from the net proceeds of this offering.

If the net proceeds are insufficient to fund the near-term uses described above, we expect to require additional short-term funding primarily to support (i) initial project start-up activities and (ii) interim working capital needs at the subsidiary level during the period between incurring development expenditures and the availability of local project-level commercial bank financing and related disbursements. In such circumstances, we expect to fund these near-term needs primarily through intercompany advances from the holding company to the relevant subsidiaries, supported by a combination of available financing arrangements and, where feasible, local commercial bank financing at the project level. There can be no assurance that such funding will be available on acceptable terms, or at all.

Costa Rica and future market business plan.

We intend to use the portion of proceeds allocated to Costa Rica primarily for legal, technical and environmental due diligence, negotiation and execution of definitive transaction documents, fiduciary structuring, incorporation of one or more Costa Rican special-purpose vehicles, preliminary feasibility and market studies, initial permitting or regulatory steps, and other pre-development activities related to the Quirazú Project and the Esencia Project. Based on our current plans, we currently expect to allocate approximately $0.5 million to the Quirazú Project and approximately $1.0 million to the Esencia Project from the net proceeds of this offering; however, the actual amounts and timing may vary depending on the timing of definitive documentation, permitting, trust implementation, project design, working capital needs and the availability of other sources of capital. Although we have entered into binding term sheets for both Costa Rican projects, neither project has advanced beyond the term-sheet stage, the definitive transaction documents have not yet been executed, the applicable Costa Rican development trusts have not yet been constituted, no land has been contributed to such trusts, no construction permits have been obtained and no pre-sales have commenced.

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We may also use a portion of the proceeds allocated to future market development for identifying and evaluating additional opportunities in Latin America, including sourcing potential land parcels or development rights, legal, technical and environmental due diligence, preliminary feasibility and market studies and initial local structuring. We do not currently include any such additional opportunities in our current portfolio unless expressly described in this prospectus.

The expansion will focus on residential real estate development, targeting both primary residences and second or vacation residences both for local and international buyers across the region, consistent with our existing business model.

For each new project, our process begins with the acquisition of development rights over the relevant land parcel. This process typically involves costs of between $300,000 and $1,500,000 per project, covering legal fees, architectural and engineering studies, permit and license applications, and other costs necessary to establish the legal and technical viability of the development.

Market entry decisions will not follow a fixed schedule but will be driven by the identification of specific opportunities that meet our internal investment criteria for value creation, including attractive risk-adjusted returns, suitable land availability, a supportive regulatory environment, and sufficient local residential demand. We will commit capital to new markets only where doing so does not adversely affect the execution and delivery of our five current development projects in Chile, Colombia, Costa Rica and Panama.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of the offering based on our present plans and business condition. The amounts and timing of any expenditure may vary depending on the amount of cash generated by our operations, competitive developments, our rate of growth and inorganic growth opportunities, if any, of our business. Therefore, as of the date of this prospectus, we cannot estimate the exact amounts or timing in respect of any of the purposes for the use of proceeds listed above.

Additional Capital Requirements

The net proceeds of this offering are expected to be used primarily to fund selected early-stage and pre-development activities, land-related payments, working capital and general corporate purposes. Such proceeds will not be sufficient, by themselves, to fund the full development costs of our current projects.

As described in this prospectus, the total expected investment required for our five current projects is approximately $1.075 billion in the aggregate, consisting of approximately $412 million for Lipangue, $235 million for Laguna Grande, $67 million for Panama Norte, $170 million for Quirazú and $191 million for Esencia, over the life of such projects. We therefore expect to require substantial additional capital beyond the net proceeds of this offering in order to execute our current development pipeline.

The Company expects that the substantial majority of later-stage development and construction costs will need to be funded through a combination of project-level commercial bank financing, customer pre-sale deposits (to the extent available), additional equity or debt financings, intercompany advances and potential strategic partners or co-investors. The Company has held preliminary, non-binding discussions with financial institutions, including Banco Santander, BAC and Bancolombia, regarding potential construction financing for certain projects. Any such financing remains subject to further negotiations, due diligence, credit approvals, collateral requirements, project-level conditions and other standard lender requirements, and no definitive construction financing agreements or binding commitments currently exist. The availability, timing and terms of such financing will depend on factors including permitting progress, achievement of any required pre-sales thresholds, lender underwriting, required equity contributions, collateral structures and prevailing market conditions.

The Company has not obtained binding commitments for the additional financing required to complete our current projects as of the date of this prospectus. If we are unable to obtain sufficient capital when needed, on acceptable terms or at all, we may be required to delay, scale back, restructure or abandon one or more projects or project phases.

See “Risk Factors—We will require substantial additional capital beyond this offering to fund our short-term liquidity needs and to execute our current development pipeline, and if such capital is not available when needed, on acceptable terms or at all, we may be required to delay, scale back, restructure or abandon one or more projects or project phases.”

An increase (decrease) of $                 in the price per ADS would increase (decrease) the net proceeds to us in connection with the offering by $                . An increase (decrease) of 100,000 ADS offered hereby would increase (decrease) the net proceeds to us in connection with the offering by $                     .

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DIVIDENDS AND DIVIDEND POLICY

We have not approved any type or form of dividend to date, and we do not expect to declare or pay dividends now or in the near future. The potential declaration and payment of dividends in the future will depend on compliance with applicable statutory and legal requirements as well as various factors to be considered by our Board of Directors and shareholders, including our financial performance, cash needs, future outlook, tax obligations, and any restrictions that might be imposed by future financing agreements.

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CAPITALIZATION

The following table sets forth our cash and capitalization, as of December 31, 2025 on:

●	an actual basis; and

●	an “as adjusted” basis to give effect to (i) the issuance and sale of 1,154,000 ADSs in this offering at an assumed public offering price of $14.00 per ADS, resulting in expected gross proceeds of $16.156 million, less the 7.5% underwriting discount and the 1% non-accountable expense allowance, and assuming no exercise of the over-allotment option, and (ii) the assumed conversion in connection with this offering of the Company’s outstanding third-party and related-party convertible loan instruments through the issuance of 83,449 ordinary shares. The balance-sheet effect of the assumed conversion is based on the carrying amounts recognized as of December 31, 2025, while the estimated number of conversion shares is based on the aggregate amount outstanding as of July 31, 2026 and an assumed conversion price of €15.40 per ordinary share. The as adjusted amounts do not reflect interest accrued or other operating results after December 31, 2025. On this basis, expected proceeds before other fixed offering expenses would be approximately $14.783 million. The as adjusted amounts do not give effect to the Yorkville promissory note financing or its expected repayment.

The following table should be read in conjunction with “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus. In the table below, convenience translations from euro into U.S. dollars were made using the rate $1.1736 per €1.00, the noon buying rate certified by the Federal Reserve Bank of New York for customs purposes for December 31, 2025.

(In thousands)	2025	2025	2025
	Actual €	Actual $	As adjusted $
Cash	54	63	14,846
Debt:
Current financing liabilities	824	967	702
Non-current financing liabilities	1,032	1,211	282
Liability to land contributors	1,013	1,189	1,189
Total financing liabilities and liability to land contributors	2,869	3,367	2,173
Shareholders’ equity:
Share capital	65	77	91
Additional paid-in capital	1,272	1,493	17,455
Other shareholder contributions	935	1,097	1,097
Reserves	5,011	5,880	5,880
Retained earnings	(3,015)	(3,538)	(3,538)
Accumulated other comprehensive income (loss)	7	8	8
Treasury shares and equity instruments	(58)	(68)	(68)
Total shareholders’ equity	4,217	4,949	20,926
Total capitalization	7,086	8,316	23,099

For every $1.00 increase or decrease in the assumed public offering price of $14.00 per ADS, our cash and shareholders’ equity would increase or decrease by approximately $1.06 million, after deducting the 7.5% underwriting discount and the 1% non-accountable expense allowance, assuming no change in the number of ADSs offered and no change in estimated fixed offering expenses. For every increase or decrease of 100,000 ADSs offered at the assumed public offering price of $14.00 per ADS, our cash and shareholders’ equity would increase or decrease by approximately $1.28 million, after deducting the 7.5% underwriting discount and the 1% non-accountable expense allowance and assuming no change in estimated fixed offering expenses.

The above table excludes:

●	up to 173,100 ordinary shares represented by ADSs issuable pursuant to the underwriters’ over-allotment option;

●	ordinary shares issuable upon exercise of the representative’s warrants to purchase up to 66,355 ordinary shares represented by ADSs at an exercise price per ADS equal to 125% of the public offering price per ADS, or $17.50, based on an assumed public offering price of $14.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, that will be issued to the representative of the underwriters in connection with this offering; and

●	up to 307,276 ordinary shares underlying warrants issued to LDA Capital Limited, of which 170,709 were vested as of the date of this prospectus and 136,567 remain subject to vesting based on drawdowns under the LDA equity subscription facility

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DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the assumed public offering price per ADS is substantially in excess of the net tangible book value per ADS attributable to the existing shareholders for our presently outstanding ordinary shares.

As of December 31, 2025, our net tangible book value was €4,217 thousand (US$4,949 thousand), or €0.6467 (US$0.7590) per ordinary share and US$0.7590 per ADS, using the ratio of one ordinary share to one ADS. Our net tangible book value represents the amount of our total consolidated tangible assets, calculated by subtracting intangible assets from our total consolidated assets, less our total consolidated liabilities.

After giving effect to our sale of 1,154,000 ADSs in this offering at an assumed public offering price of $14.00 per ADSs, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of the date of this prospectus would have been $                  million, or $                  per ordinary share and $                  per ADS. This amount represents an immediate increase in as adjusted net tangible book value of $                  per ordinary share or $                  per ADS to existing shareholders and an immediate dilution in as adjusted net tangible book value of $                  per ordinary share or $                  per ADS to purchasers of the ADSs in this offering, as illustrated in the following tables:

Assumed public offering price per ADS		$14.00
Net tangible book value per ADS at December 31, 2025	$
As adjusted net tangible book value per ADS after this offering
Increase in net tangible book value per ADS to the existing shareholders
Dilution in net tangible book value per ADS to new investors in this offering	$

If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book would be $                 per ordinary share or $                 per ADS, and the dilution in as adjusted net tangible book value to new investors purchasing ADSs in this offering would be $                 per ordinary share or $                 per ADS.

A $                  increase (decrease) in the assumed public offering price of $14.00 per ADS would increase (decrease) our as adjusted net tangible book value after giving effect to the offering by $                 , or $                 per ordinary share and $                 per ADS, and the dilution in net tangible book value to new investors in this offering by $                 per ordinary share or $                 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, no exercise of over-allotment option and after deducting underwriting commissions and estimated offering expenses payable by us. An increase (decrease) in the of 100,000 ADS offered hereby would increase (decrease) our as adjusted net tangible book value after giving effect to the offering by $                    , or $                        per ordinary share and $                        per ADS, and the dilution in net tangible book value to new investors in this offering by $                        per ordinary share or $                        per ADS, assuming no change to the price per ADSs offered by us as set forth on the cover page of this prospectus, no exercise of over-allotment option and after deducting underwriting commissions and estimated offering expenses payable by us.

The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual public offering price of the ADSs and other terms of this offering determined at pricing.

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The calculations above will be based on 7,758,522 ordinary shares expected to be outstanding immediately after this offering, consisting of 6,521,073 ordinary shares outstanding as of the date of this prospectus, 1,154,000 ordinary shares represented by ADSs issued in this offering and approximately 83,449 ordinary shares assumed to be issued upon conversion of the Company’s outstanding third-party and related-party convertible loan instruments, and will exclude:

●	up to 173,100 ordinary shares represented by ADSs issuable pursuant to the underwriters’ over-allotment option;

●	ordinary shares issuable upon exercise of the representative’s warrants to purchase up to 57,700 ordinary shares represented by ADSs, or up to 66,355 ordinary shares represented by ADSs if the underwriters exercise the over-allotment option in full, represented by ADSs at an exercise price per ADS equal to 125% of the public offering price per ADS, or $17.50, based on an assumed public offering price of $14.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, that will be issued to the representative of the underwriters in connection with this offering; and

●	up to 307,276 ordinary shares underlying warrants issued to LDA Capital Limited, of which 170,709 were vested as of the date of this prospectus and 136,567 remain subject to vesting based on drawdowns under the LDA equity subscription facility

The following tables summarize the differences between our existing shareholders and the new investors with respect to the number of ordinary shares (including ordinary shares represented by ADSs) purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at an assumed public offering price of $14.00 per ADS, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses (assuming no exercise of the over-allotment option). As the table shows, new investors purchasing ADSs in this offering may in certain circumstances pay an average price per ordinary share substantially higher than the average price per ordinary share paid by our existing shareholders.

	Shares Purchased		Total Consideration		Average Price
	Number	%	Amount	%	Per Share
Existing shareholders			$		$
New investors			$		$
Total		100%		100%	$

	Shares Purchased		Total Consideration		Average Price
	Number	%	Amount	%	Per Share
Existing shareholders			€		€
New investors			€		€
Total		100%	€	100%	€

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MARKET INFORMATION

The information concerning the Spanish security market set forth below has been prepared based on materials obtained from public sources, including BME Growth. The following summary does not purport to be a comprehensive description of all of the material aspects related to the regulations.

Overview

Our ordinary shares are admitted to trading on the BME Growth (a multilateral trading facility) under the symbol “STNA.” We cannot predict the liquidity of any trading market for our ordinary shares. If the trading volume of our ordinary shares on the BME Growth falls below certain levels, the price of our ordinary shares may be affected and our ordinary shares may be delisted or deregistered from that market.

We cannot assure you that an active trading market will be maintained for the ADSs, or that the ADSs will trade in the public market subsequent to the offering at or above the public offering price.

Performance of our shares on the BME Growth

Our shares began trading on BME Growth on December 10, 2024. The following table shows the minimum, maximum and closing trading prices and average trading volumes of our share on the BME Growth during the periods indicated, as reported by BME:

Month	Maximum	Minimum	Closing	Average Trading Volume (1)
Prices in euro (€)
April 2026	14.20	13.00	14.20	36
March 2026	13.00	13.00	13.00	-
February 2026	13.00	13.00	13.00	-
January 2026	13.00	12.40	13.00	3
December 2025	13.60	12.40	13.00	39
November 2025	13.60	13.00	13.60	5
October 2025	13.60	13.60	13.60	-
September 2025	13.60	13.60	13.60	-
August 2025	13.60	13.00	13.60	13
July 2025	13.60	13.00	13.60	12
June 2025	13.00	13.00	13.60	141
May 2025	13.60	13.00	13.60	176
April 2025	14.20	13.50	14.20	76
March 2025	14.20	13.50	14.20	70
February 2025	14.90	13.60	13.80	152
January 2025	19.50	14.10	14.90	204
December 2024	20.40	14.10	19.50	180

(1)	Average daily trading volume during the month indicated.

Source: BME

Trading on the BME

The BME, located in Spain, is the main authorized operator of stock exchanges in the country and is organized as a publicly traded corporation with variable capital, or sociedad anónima bursátil de capital variable, whose shares are listed for trading. Securities trading on the BME takes place each business day from 9:00 a.m. to 5:30 p.m. (Central European Time, or CET).

Since 2009, all trading on the BME has been conducted electronically through the SIBE (Sistema de Interconexión Bursátil Español). The CNMV (Comisión Nacional del Mercado de Valores; the regulator of the securities markets in Spain) and the BME may implement various mechanisms to ensure an orderly and transparent market, including the temporary automatic suspension of trading in the securities of an issuer when price volatility exceeds pre-established thresholds.

Settlement of equity securities on the BME is carried out under the T+2 cycle (two business days after the transaction date). Deferred settlement is not permitted unless explicitly authorized under exceptional conditions.

Securities traded on the BME Growth, including shares, are held in book-entry form through Iberclear, the central securities depository in Spain, which provides clearing, settlement, custody, and registration services, thereby eliminating the need for physical delivery of securities. Transactions are settled in euros, and foreign currency settlements are generally not permitted except under specific and limited circumstances.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements, and the notes thereto included elsewhere in this prospectus and the information presented under “Presentation of Financial and Other Information”, “Currency and Exchange Rates” and “Summary Consolidated Financial Data”. All financial information included in this prospectus, unless otherwise indicated, is presented in euros and has been prepared in accordance with IFRS.

This prospectus contains forward-looking statements that reflect our plans, estimates and beliefs, and involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”. In addition to the other information in this prospectus, investors should consider carefully the following discussion, and the information set forth under “Risk Factors” before investing in the ADSs.

Overview

We are a fully integrated, internally managed real estate company that identifies, plans, develops, and commercializes residential mixed-use projects in strategic Latin American markets. We have extensive experience in large-scale sustainable development, overseeing the entire process from land acquisition to urban, architectural, legal, and commercial management. Our long-term vision is supported by a seasoned international management team and a strong commitment to innovation and sustainability.

As a European company specialized in sustainable real estate development focused on Latin America, our current development pipeline includes projects in Chile, Colombia, Panama and Costa Rica. Our projects are at different stages of pre-development and are held through a combination of contractual acquisition rights, development rights and fiduciary or trust-based structures. Certain projects remain subject to conditions precedent, execution of definitive documents, permitting, financing and other development milestones. Our expanding portfolio is planned under eco-efficient standards and tailored to the socioeconomic characteristics of each location.

As of the date of this prospectus, our portfolio, including projects over which we hold contractual rights or binding term-sheet rights subject to conditions precedent, consisted of approximately 28.8 million square feet, or approximately 2.68 million square meters, of land. Our projects are located in strategic areas for urban development in or near Santiago de Chile, Cartagena de Indias, Panama City, the Greater Metropolitan Area of San José and Liberia, Guanacaste. Our Costa Rican projects are at an earlier stage than our Chile, Colombia and Panama projects and remain subject to execution of definitive transaction documents, constitution of Costa Rican development trusts, contribution of the relevant properties to such trusts, permitting and financing.

Our developments target a diverse client base-including urban middle-class families, international tourism markets, and buyers of branded residences-with projects conceived as hubs of urban, touristic, and environmental value. The quality and strategic location of our land, along with our ability to form strong local partnerships, are key advantages that enhance the viability and profitability of our investments, while responding to the real and evolving needs of Latin American cities.

Basis for the Preparation of Our Financial Information

Our financial statements included in this prospectus have been prepared in accordance with IFRS on the historical cost basis except for investment properties and financial instruments that are measured at fair value at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods (lands in stock). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, we take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in our financial statements is determined on such a basis.

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Results of operations

Principal Factors Affecting Our Results of Operations

Macroeconomic Conditions

Our business is closely linked to general economic conditions across Latin America. Accordingly, our financial and operational performance, the value of our assets, and our ability to execute our business strategy may be materially affected by fluctuations in national and regional macroeconomic environments. The real estate markets in which we operate tend to be cyclical and are influenced by investor sentiment regarding the broader economic outlook. Adverse conditions such as rising interest rates, weakening demand for real estate, or broader economic slowdowns and recessions in the region may negatively impact our revenues and growth prospects.

While we have a regional focus, a significant portion of our operations are concentrated currently in four Latin American economies, which exposes us to country-specific risks. These may include currency devaluations, inflationary pressures, interest rate volatility, changes in regulatory or tax frameworks, political or social unrest, and other external factors beyond our control. In particular, sustained economic uncertainty or instability in one or more of the countries where we operate may lead to reduced demand for our developments or limit our ability to secure financing and strategic partnerships.

Historically, several Latin American economies have experienced periods of economic contraction, high inflation, and political uncertainty, all of which have negatively affected real estate investment and development activity. There can be no assurance that such conditions will not reoccur in the future or that, if they do, they will not have a material adverse effect on our business, financial condition, results of operations, and growth strategy.

Market Conditions

We plan to seek additional investment opportunities throughout Latin America. Positive or negative changes in market conditions will impact our overall performance. Future downturns in regional economic conditions affecting our target markets or downturns in the private real estate sector that impair our ability to enter into new sales existing space and/or the ability of our buyers.

Competition

We compete with a number of buyers, developers and operators of residential, mixed-use and hospitality real estate assets in Latin America, many of whom offer products or may seek to purchase properties similar to ours in the same markets as ours. In the future, an increase in competition may diminish our opportunities to acquire a desired property on favorable terms or at all, and we may become displaced by our competitors. In addition, competition may affect the occupancy rates of our properties, and thus our financial results, and we may be pressured to reduce our rental rates below those we currently charge or to offer substantial rent abatements, improvements, early termination rights or favorable renewal options to hotel guests, operators, commercial tenants or rental occupancy, to the extent we retain and operate any hospitality or commercial components in order to retain them when their leases expire.

Inflation

Until 2021, inflation in Latin America had remained relatively stable and did not significantly affect the operational performance of our residential, mixed-use and hospitality real estate assets across the region. However, between 2021 and 2022, inflation rose sharply in most Latin American countries due to global supply chain disruptions, currency depreciation, and expansive fiscal policies during the pandemic. While inflation began to moderate throughout 2023 and 2024, levels remained above central bank targets in several countries. As of the first quarter of 2026, inflation continues to decline gradually across the region, though certain markets such as Brazil and Argentina still experience elevated inflationary pressures. Central banks across Latin America remain cautious, adjusting monetary policies to maintain stability while supporting economic growth.

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Critical Accounting Estimates

Overview

In preparing our financial statements, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. We also use judgments and estimates to recognize revenues, expenses and other transactions. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Estimates and assumptions are based on historical data and other factors deemed reasonable under the circumstances. Actual results in future periods could differ from those estimates and assumptions, and if these differences were significant enough, our reported results of operations would be materially and adversely affected. For more information, see Notes 2, 8, 10 and 19 to our audited consolidated financial statements included elsewhere in this prospectus.

We engage independent third-party valuation specialists to assist in determining the fair value of certain real estate assets. Management is responsible for the ultimate fair value conclusions recorded in our financial statements. Our validation procedures include, among others: (i) assessing the independence, qualifications and relevant experience of the appraisers; (ii) approving the scope of work and ensuring it aligns with the applicable IFRS requirements; (iii) reviewing key valuation inputs and assumptions (including comparable market data, absorption assumptions, discount rates, development timelines and cost assumptions) for internal consistency and reasonableness; (iv) comparing selected assumptions against observable market information where available; (v) performing period-over-period variance analysis and investigating significant changes; and (vi) discussing methodologies and assumptions with the appraisers and challenging assumptions where appropriate. For the December 31, 2025 valuation, the independent appraisal considered the market approach, the static residual method and the dynamic residual method. Management selected the market approach as the more conservative basis given the project’s current stage, the absence of commenced construction or pre-sales and the availability of comparable market evidence.

Consolidation of the Laguna Grande Trust

The determination that the Company controls the trust associated with the Laguna Grande project requires judgment under IFRS 10, including the identification of the relevant activities, the assessment of which party has current substantive decision-making rights over those activities, and the evaluation of exposure to variable returns. We have determined that, under the current trust arrangements, the Company controls the trust; accordingly, the Company has determined that the trust is appropriately consolidated in the Company’s financial statements.

Valuation of Investment Property — Laguna Grande

For the December 31, 2025 valuation, the independent appraisal considered the market approach, the static residual method and the dynamic residual method. Management applied a conservative valuation judgment and selected the market approach as the primary supportable basis and the most conservative supportable methodology at the project’s current stage, taking into account the absence of commenced construction or pre-sales and the availability of comparable market evidence. The investment-property portion represents 64% of the Laguna Grande land based on the approved Master Plan and is classified as a Level 3 recurring fair-value measurement. A 5% change in the fair value of this investment property would change its carrying amount by approximately €460,354 before considering related changes in the land-contributor liability and deferred taxes.

Valuation of Inventories

Management has approved the policy to measure inventories in accordance with IAS 2 – Inventories, at the lower of cost and net realizable value (NRV), in order to appropriately reflect the recoverable value of land and real estate projects held in stock in the consolidated financial statements.

Based on the current approved master-plan allocation, 64% of the Laguna Grande land is classified as investment property under IAS 40 and 36% is classified as inventories under IAS 2. A change in this allocation would be recognized only when supported by objective evidence of a change in the approved development plan or intended use.

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Inventories include the acquisition cost of land and plots, directly attributable development and urbanization costs, purchase-related expenses, and financial costs incurred during the development period, to the extent necessary to bring the assets to their current condition and location.

Management regularly reviews the carrying amounts of inventories to assess whether it exceeds their net realizable value. When NRV is lower than cost, the corresponding impairment is recognized in profit or loss. When NRV exceeds cost, inventories continue to be measured at cost, as upward revaluations are not permitted under IAS 2.

To support the assessment of recoverability and net realizable value of the 36% portion of the Laguna Grande land classified as inventories, management considers independent external valuation information and internal project studies. Such information is used solely to assess whether the inventory carrying amount is recoverable. Inventories remain measured at the lower of cost and net realizable value and are not measured at fair value; accordingly, no upward fair-value revaluation gain is recognized in respect of the inventory portion.

As these valuations are based on forward-looking information, actual results may differ from the estimates used. Any changes in net realizable value resulting from updated market conditions or revised project assumptions are recognized prospectively in accordance with IAS 2.

Description of Principal Line Items

The following briefly describes the components of revenue and expenses as presented in our statement of comprehensive income.

Revenues

We have not generated revenues to date as our projects are under development. Our results of operations to date primarily reflect general and administrative expenses and other items related to our early-stage operations, including fair value movements recorded under IFRS, as applicable.

Property Operating Costs

Property operating costs are composed of (i) direct costs of constructions, (ii) indirect costs of constructions, (iii) maintenance costs, and (iv) other property-related expenses.

General and Administrative Expenses

Selling, general and administrative expenses principally consist of rent, repairs and maintenance, independent professional services, banking fees, advertising, utilities, insurance, travel and other administrative costs. Salaries and other costs of employees are presented separately in our consolidated statement of profit or loss and other comprehensive income.

Liability to land contributors and related deferred taxes.

The liability to the Laguna Grande land contributors is a financial liability measured at fair value through profit or loss based on the contractual participation mechanism and assumptions concerning the amounts and timing of future project proceeds. As of December 31, 2025, the liability amounted to €1,012,778, compared with €1,187,115 as of December 31, 2024. The €174,336 decrease during 2025 partially offset the €1,816,428 gross decrease in the fair value of the Laguna Grande investment property, resulting in a net fair-value loss of €1,642,092.

The deferred-tax consequences of the Laguna Grande investment property and the related land-contributor liability are measured using the Colombian corporate income-tax rate of 35%. The 2025 deferred-tax benefit of €574,732 arose directly from the conservative valuation basis applied to the project and represented a €635,750 partial release of the deferred tax liability associated with the investment property, partially offset by a €61,018 reduction of the deferred tax asset associated with the land-contributor liability. The related Colombian deferred tax asset is supported by sufficient taxable temporary differences in the same taxable entity and under the same taxation authority and does not depend on forecast taxable profits. No deferred tax asset has been recognized in respect of Santa Ana Global Enterprises, S.A.’s €2,659,549 of Spanish tax-loss carryforwards.

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Other Income and Expenses

Other income and expenses are composed principally of finance costs, changes in fair value of investment property — land and exchange gains or losses. Income tax benefit or expense is presented separately below profit or loss before income taxes:

●	interest income: interest income consists of interest earned on our cash and cash equivalents;

●	other income: other income includes (i) nonrecurring items related to acquisitions of shares of other companies, and (ii) other miscellaneous items such as inflation and interest on recoverable income taxes;

●	finance cost: interest expense primarily includes accrued interest on our debt and other financing-related expenses;

●	exchange (loss) gain, net: based on the primary economic environment in which we operate, our management has determined that the euro is the functional currency of Santa Ana;

●	changes in fair value of investment property — land: this line reflects gains or losses arising from changes in the fair value of the portion of the Laguna Grande land classified as investment property under IAS 40, as determined with the assistance of an independent external appraiser.

Profit for the Year

Profit for the year is our profit before taxes, minus income taxes.

Results of Operations

The following table presents data derived from our consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2025 and the period from our inception on March 22, 2024 through December 31, 2024.

(In euros)	2025	2024	Change
Revenue:
Selling, general and administrative expenses	(1,129,785)	(747,081)	(382,704)
Salaries and other costs of employees	(603,384)	(98,503)	(504,881)
Depreciation and amortization	(1,566)	-	(1,566)
Operating loss	(1,734,735)	(845,584)	(889,151)
Other income and expenses
Finance costs	(209,655)	-	(209,655)
Changes in fair value of investment property – land	(1,642,092)	9,604,836	(11,246,928)
Exchange (loss) gain – net	(3,312)	8,033	(11,345)
Total other income and expenses	(1,855,059)	9,612,869	(11,467,928)
Net (loss) profit before income taxes	(3,589,794)	8,767,285	(12,357,079)
Income tax expense (benefit)	574,732	(2,401,209)	2,975,941
Net (loss) profit	(3,015,062)	6,366,076	(9,381,138)
Other comprehensive income	7,103	-	7,103
Total comprehensive (loss) income	(3,007,959)	6,366,076	(9,374,035)

Weighted average shares outstanding
Basic	6,521,073	2,225,880
Diluted	6,521,073	2,225,880
Per share
Basic earnings per share (in units)	(0.46)	2.86
Diluted earnings per share (in units)	(0.46)	2.86

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Year Ended December 31, 2025 Compared to the Period from March 22, 2024 through December 31, 2024

Revenue

We generated no revenue in either 2025 or 2024 because our projects remained in pre-development and no unit sales or pre-sales had commenced.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by €382,704, or 51.2%, to €1,129,785 in 2025 from €747,081 in 2024. Gross selling, general and administrative costs incurred in 2025 were €1,414,676, of which €284,891 was capitalized into developments under construction because those costs were directly attributable to qualifying development activities. The increase in expense recognized in profit or loss principally reflects a €468,030 increase in independent professional services, including legal, valuation, audit and advisory services associated with project development, the development of our organizational structure during our first full year of operations and preparatory work relating to the contemplated U.S. registration.

Salaries and other costs of employees

Salaries and other employee costs recognized in profit or loss increased by €504,881 to €603,384 in 2025 from €98,503 in 2024. Gross personnel costs incurred in 2025 were €680,872, of which €77,488 was capitalized into developments under construction because those costs were directly attributable to qualifying development activities. The increase reflects the development of our organizational structure during its first full year of operations compared with the partial 2024 period.

Depreciation and amortization

Depreciation and amortization expense was €1,566 in 2025, compared with €0 in 2024, and related to office furniture and fittings. Depreciation commenced in 2025 because the Madrid offices were not fully operational during the second half of 2024.

Operating loss

As a result of the foregoing, our operating loss increased by €889,151, or 105.2%, to €1,734,735 in 2025 from €845,584 in 2024.

Finance costs

Finance costs were €209,655 in 2025, compared with €0 in 2024. Finance costs before capitalization, net of immaterial finance income, amounted to €280,505 and primarily comprised the fair value effect of the LDA Capital warrant liability, accrued interest on convertible notes, amortization of the LDA Capital facility fee and other financing-related expenses. Of this amount, €70,850 was capitalized into developments under construction.

Changes in fair value of investment property — land

We recognized a net fair-value loss of €1,642,092 in 2025, compared with a fair-value gain of €9,604,836 in 2024. For the December 31, 2025 valuation, management applied a conservative valuation judgment and selected the market approach as the primary supportable basis and the most conservative supportable methodology at the project’s current stage, taking into account the absence of commenced construction or pre-sales and the availability of comparable market evidence. The 2025 net loss reflects a gross decrease of €1,816,428 in the fair value of the 64% portion of the Laguna Grande land classified as investment property under IAS 40, partially offset by a €174,336 decrease in the contractually related liability to land contributors. The remaining 36% of the land is classified as inventories under IAS 2 and is measured at the lower of cost and net realizable value; no upward fair-value gain is recognized in respect of that inventory portion.

Exchange (loss) gain — net

We recognized a net foreign-exchange loss of €3,312 in 2025, compared with a net gain of €8,033 in 2024. The resulting €11,345 adverse change reflects exchange-rate movements affecting foreign-currency balances and transactions in the jurisdictions in which we operate.

Income tax benefit (expense)

We recognized an income-tax benefit of €574,732 in 2025, compared with income-tax expense of €2,401,209 in 2024. The 2025 benefit arose directly from the conservative valuation basis applied to the Laguna Grande project. The €1,816,428 downward remeasurement of the investment property reduced the related taxable temporary difference and resulted in a €635,750 partial release of the associated deferred tax liability. The related €174,336 decrease in the land-contributor liability reduced the corresponding deductible temporary difference and therefore reduced the associated deferred tax asset by €61,018. The net effect was the €574,732 deferred tax benefit recognized in profit or loss. This benefit did not arise from the recognition of a deferred tax asset in respect of the Santa Ana Global Enterprises, S.A.’s Spanish tax-loss carryforwards. As of December 31, 2025, the Santa Ana Global Enterprises, S.A. had Spanish tax-loss carryforwards of €2,659,549 for which no deferred tax asset was recognized.

Net result

As a result of the foregoing, we incurred a net loss of €3,015,062 in 2025, compared with net profit of €6,366,076 in 2024.

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Liquidity and Capital Resources

We are an early-stage company, and our projects are currently under pre-development. As of December 31, 2025, we had cash of €53,752 ($63,083), compared to €261,383 ($270,557) as of December 31, 2024, and no cash equivalents in either period.

As of December 31, 2025, we had positive shareholders’ equity of €4,217,249 ($4,949,363), compared to €7,754,001 ($8,026,166) as of December 31, 2024, and negative working capital of €308,141 ($361,634), compared to positive working capital of €537,463 ($556,328) as of December 31, 2024. We have incurred operating losses since inception and expect to continue to incur significant costs as we advance planning, permitting, design and pre-development activities. These events and conditions indicate the existence of a material uncertainty that may cast significant doubt on our ability to continue as a going concern without additional financing.

As of December 31, 2025, our holding-level funding and related obligations included €935,000 ($1,097,316) of shareholder contributions, €791,330 ($928,705) of third-party convertible-note principal and €268,373 ($314,963) of current related-party financing and other amounts owed to related parties. In connection with the Panama land acquisition arrangements, an initial payment of €29,000, equivalent to $30,000, was made on December 31, 2024, and a second payment of €540,000, equivalent to $554,000, was made in January 2025. Accordingly, advances to suppliers relating principally to the Panama land arrangements totaled €569,423 as of December 31, 2025. The convertible notes and current related-party liabilities are subject to the terms and expected settlement dates of the applicable arrangements. If these instruments are not converted, repaid, refinanced or otherwise settled on acceptable terms, they may place additional pressure on our short-term liquidity and may require us to defer certain corporate and pre-development expenditures.

Short-term liquidity (next 12 months)

Our expected liquidity requirements over the next 12 months consist primarily of (i) corporate overhead and public company readiness costs, (ii) professional fees (including legal, audit and consulting), and (iii) project-level pre-development expenditures (including planning, design, engineering, permitting and early infrastructure work). Based on our current cash position, we will require additional financing to fund these requirements. We currently expect to address these needs through a combination of available financing arrangements other than the LDA equity subscription facility, project-level financing initiatives, potential strategic partners and additional equity or equity-linked financings, including this offering if consummated. There can be no assurance that such funding will be available on acceptable terms, or at all.

Long-term liquidity

Our development plan requires significant multi-year capital investment. As described in “Business”, the total expected investment for our current developments is substantial and will require a combination of project-level bank financing, equity contributions, strategic partners and other sources of capital. Our ability to obtain such financing will depend on factors including permitting progress, market conditions, lender requirements (which may include pre-sales thresholds and equity contributions), construction costs, and overall capital markets conditions.

Our principal sources of liquidity consist of internal and external sources.

Internal, holding level sources include:

●	shareholder contributions classified as equity, which amounted to €935,000 as of December 31, 2025;

●	third-party convertible note financing with an aggregate principal amount of €791,330 as of December 31, 2025;

●	current related-party financing and other amounts owed to related parties totaling €268,373 as of December 31, 2025; and

●	expected net proceeds from this offering, if consummated.

External, project-level sources include:

●	commercial bank construction loans obtained by project subsidiaries;

●	other local project-level financing arrangements customary in the relevant jurisdiction, if applicable.

●	potential construction financing from financial institutions with which the Company has held preliminary discussions, as described below.

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Preliminary discussions with financial institutions

The Company has engaged in preliminary discussions, both directly and through local counsel in the jurisdictions where it operates, with various financial institutions, including Banco Santander, BAC and Bancolombia, regarding potential financing for future construction activities and related construction loans for certain of Santa Ana’s projects. These discussions remain preliminary and non-binding. Any such financing would remain subject to further negotiations and the relevant financial institutions’ customary due diligence, credit approvals, underwriting, collateral requirements, project-level conditions and other standard conditions. As of the date of this prospectus, the Company has not entered into any definitive construction financing agreements or received any binding financing commitments from such institutions, and there can be no assurance that any such financing will be obtained on acceptable terms, or at all.

Evaluation of Cash Flows and Intercompany Funding

Our business model is designed so that a significant majority of project construction costs are financed through project-level debt, with the holding company primarily supporting start-up equity and working capital timing needs. As a result, our cash flows typically reflect:

●	cash outflows at the holding company and subsidiaries for initial project expenditures and working capital,

●	subsequent inflows from project-level bank construction loan disbursements, and

●	project-level debt repayment at maturity, typically through a bullet repayment at the end of the construction phase, consistent with industry practice.

We have not identified any material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances. The absence of such restrictions has not materially impaired, and we do not currently expect it to materially impair, our ability to meet our cash obligations.

Short-Term Liquidity (Next 12 Months)

For the 12 months following the end of our fiscal year ended December 31, 2025, we expect our principal liquidity needs to include:

●	working capital at the holding company and project subsidiaries;

●	initial project development costs and pre-construction expenditures;

●	Costa Rica pre-development costs for the Quirazú Project and the Esencia Project, including legal and technical due diligence, local counsel, fiduciary structuring, incorporation of one or more Costa Rican special-purpose vehicles, preliminary design, permitting analysis and definitive transaction documentation;

●	temporary working capital support for timing differences between construction expenditures and construction loan disbursements;

●	interest and fees on outstanding debt instruments (including convertible notes and any other holding company indebtedness);

●	payment obligations related to the Panama land acquisition, and

●	general corporate purposes, including public company readiness and listing-related expenses.

We expect to fund these short-term liquidity needs through a combination of:

●	cash on hand;

●	holding company-level funding consisting of shareholder contributions classified as equity, convertible note financing and other debt;

●	project-level commercial bank construction loans to the extent available and subject to customary due diligence, credit approvals, underwriting, collateral requirements and project-level conditions;

●	intercompany funding from the holding company to subsidiaries; and

●	expected net proceeds from this offering, if consummated.

Quantified short-term liquidity requirements (next 12 months)

Based on current plans, we estimate our aggregate cash needs over the next 12 months will be approximately $10.0 million to $12.0 million, consisting primarily of (i) holding company corporate overhead and public company costs, (ii) project-level pre-development expenditures and selected land-related payments across our Chile, Colombia and Panama projects, and (iii) Costa Rica pre-development expenditures for the Quirazú Project and the Esencia Project. These estimates are subject to significant uncertainty and may change based on permitting timelines, technical requirements, financing availability, the timing of satisfaction of conditions precedent under our Costa Rican term sheets, the timing of Panama land-related payments and the availability of other sources of capital.

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Long-Term Liquidity (Beyond 12 Months)

Beyond the next 12 months, we expect our liquidity needs to be driven primarily by:

●	additional equity contributions to support project pipeline growth;

●	refinancing or repayment of project-level construction loans as projects phases progress through their financing cycle;

●	repayment, conversion or refinancing of convertible note financing and other holding company debt, depending on final terms and maturities;

●	expansion of operating infrastructure; and

●	general corporate purposes, including support of future development opportunities.

We expect to fund our long-term liquidity needs through a combination of:

●	cash generated from operations and project cash flows;

●	additional project-level debt financing;

●	equity financings (including public or private capital raises);

●	strategic financing arrangements; and

●	other debt financing, if available on acceptable terms.

As described in “Business”, the total expected investment for our five current developments is approximately $1.075 billion, including approximately $412 million for Lipangue, $235 million for Laguna Grande, $67 million for Panama Norte, $170 million for Quirazú and $191 million for Esencia, over the life of such projects. We expect to finance a majority of construction costs through project-level commercial bank financing, with equity primarily supporting early works, pre-development expenditures, land-related payments and timing-related working capital needs.

Phase-by-Phase Funding Requirements

Our projects are currently in pre-development and early development stages. In general, we expect to fund (i) land-related payments, planning, design, engineering, permitting, trust implementation costs and other early-stage expenditures primarily through available cash, holding company funding, equity or equity-linked instruments, this offering (if consummated), and other early-stage capital sources and (ii) the substantial majority of later-stage infrastructure and vertical construction costs through project-level commercial bank financing, customer deposits or pre-sales proceeds (to the extent available), strategic partners or co-investors and other financing sources.

The following summarizes our current estimates of phase-level funding requirements for each project. Cost estimates for pre-development activities are based on management’s current budgets and planning assumptions. Cost estimates for later construction phases have not been finalized because they remain dependent on final architectural and engineering designs, permitting outcomes, construction procurement, prevailing material and labor costs, and financing structures, none of which have been determined as of the date of this prospectus. For each project, we reference the total estimated investment previously disclosed and provide our best current assessment of the expected allocation across development stages.

Chile — Lipangue

The total estimated investment for the Lipangue project is approximately $412 million over approximately 15 years (2027–2042) for approximately 2,500 residential units.

●	Planning and pre-development (2027–2028): estimated at approximately $1 million, primarily for subdivision approvals, environmental and urban permitting, master plan and infrastructure design, land acquisition costs, and market feasibility assessments. Expected to be funded from offering proceeds, corporate working capital and holding company funding. Land acquisition includes a fixed price component of UF 33,600 and a variable component linked to gross sales.

●	Phase I (expected 2028– 2029): currently expected to include approximately 50 residential units, with estimated investment of approximately $7.5 million. Subsequent phases are expected to account for the remaining project costs. Detailed cost estimates for later phases have not yet been finalized.

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Panama — Panama Norte

The total estimated investment for the Panama Norte project is approximately $67 million for approximately 650 residential units on 12,593 square meters of land.

●	Land acquisition (2024–2028): aggregate purchase price of €5,354,000 (approximately $5,842,000), payable in instalments in accordance with the amended payment schedule described in Note 21 to the Financial Statements and in Business section. An initial payment of €29,000, equivalent to $30,000, was made on December 31, 2024, and a second payment of €540,000, equivalent to $554,000, was made in January 2025. Remaining instalments are expected to be funded from a combination of holding company financing, offering proceeds, project-level financing, strategic financing arrangements and other available sources of capital. We do not expect to fund all remaining Panama land-related payments solely from the net proceeds of this offering.

●	Phase I (expected 2026–2028): currently expected to include approximately 150 apartment units, with estimated investment of approximately $20.4 million. Subsequent phases, if any, are expected to account for the remaining project costs, and their detailed timing and cost remain subject to final design, permitting and financing.

Colombia — Laguna Grande

The total estimated investment for the Laguna Grande project is approximately $235 million for a mixed-use development including approximately 1,800 residential units and a hospitality component (a Courtyard by Marriott hotel with 180 rooms and approximately 120 guestrooms and approximately 395 branded residences). See “Business”.

●	Pre-development (2026): estimated at approximately $1.5 million, primarily for master planning, trust implementation, permitting, design development, technical studies, and structuring of the hotel and residential components. Expected to be funded from offering proceeds, corporate working capital and holding company funding.

●	Phase I (expected 2026–2028): currently expected to include approximately 50 units/components, with estimated investment of approximately $5.8 million. Subsequent phases are expected to account for the remaining project costs and remain subject to final design, permitting, financing and final phasing of the hotel and residential components.

Costa Rica — Quirazú

The total estimated investment for the Quirazú Project is approximately $170 million over the life of the project, subject to final master planning, phasing, permitting, construction procurement and financing structure. The preliminary master plan contemplates approximately 1,150 residential units, together with related community, infrastructure and, as applicable, ancillary commercial components.

●	Pre-development and transaction implementation (2027–2028): currently expected to require approximately $0.5 million to $1.0 million, primarily for legal and technical due diligence, definitive transaction documentation, fiduciary structuring, incorporation of one or more Costa Rican special-purpose vehicles, preliminary design, permitting analysis and trust implementation costs. We currently expect to allocate approximately $0.5 million of the net proceeds of this offering to the Quirazú Project, with any additional amounts expected to be funded from corporate working capital, holding company funding or other sources of capital.

●	Initial development phase (2028–2029): currently expected to include planning, permitting, infrastructure design and initial project preparation. Detailed cost estimates for construction phases have not yet been finalized and remain subject to final design, permitting and financing.

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Under the Quirazú Term Sheet, the $1.0 million fixed advance payment becomes due only upon obtaining the first construction license for the project and is creditable against the variable component payable to the Quirazú Sellers.

Costa Rica — Esencia

The total estimated investment for the Esencia Project is approximately $191 million over the life of the project, subject to final master planning, phasing, permitting, construction procurement and financing structure. The preliminary master plan contemplates approximately 1,047 residential units, consisting of approximately 497 single-family residential lots and approximately 550 apartment units, together with mixed-use commercial components.

●	Pre-development and transaction implementation (2026–2027): currently expected to require approximately $1.0 million to $1.5 million, primarily for legal and technical due diligence, definitive transaction documentation, fiduciary structuring, incorporation of one or more Costa Rican special-purpose vehicles, preliminary design, permitting analysis and trust implementation costs. We currently expect to allocate approximately $1.0 million of the net proceeds of this offering to the Esencia Project, with any additional amounts expected to be funded from corporate working capital, holding company funding or other sources of capital.

●	Initial development phase (2027–2028): currently expected to include planning, permitting, infrastructure design and initial project preparation. Detailed cost estimates for construction phases have not yet been finalized and remain subject to final design, permitting and financing.

Under the Esencia Term Sheet, fixed advance payments aggregating $1.5 million become due upon specified development milestones and are creditable against the variable component. The Esencia Term Sheet also includes a minimum guaranteed consideration of $5.0 million over a six-year period from the constitution of the Esencia Development Trust.

All phase-level cost estimates are preliminary and remain subject to significant uncertainty. The allocation of total estimated investment across individual development phases will depend on final design and engineering, permitting outcomes, construction procurement, prevailing costs and financing terms, factors that are expected to be determined progressively as each project advances from pre-development to construction readiness. No pre-sales have commenced for any project, and no binding construction financing commitments exist. Although the Company has held preliminary discussions, both directly and through local counsel, with various financial institutions, including Banco Santander, BAC and Bancolombia, regarding potential construction financing for certain projects, such discussions remain preliminary and non-binding. Any construction financing would remain subject to further negotiations and the relevant financial institutions’ customary due diligence, credit approvals, underwriting, collateral requirements, project-level conditions and other standard conditions. If we are unable to obtain the required financing on a timely basis, we may be required to delay, reduce, restructure or abandon one or more projects or project phases. See “Risk Factors”.

Financing Instruments and Maturity Profile

We currently expect to use the following financing instruments:

Project-level commercial bank construction loans

●	Expected to be used to finance a portion of project construction costs, subject to availability and lender approval.

●	Typically structured with a bullet repayment at the end of the construction phase, consistent with industry practice.

●	Expected tenor generally averages 18 to 24 months, depending on the project and jurisdiction.

●	Expected interest rates are generally fixed, and currently anticipated to range between 11% and 15%, depending on the country and project risk profile.

●	Any such loans would remain subject to customary due diligence, underwriting, credit committee approval, collateral requirements, pre-sales thresholds, permitting status, project budget review and other lender conditions.

●	As of the date of this prospectus, we have not entered into definitive construction financing agreements and have not received binding construction financing commitments.

Intercompany loans (holding company to subsidiaries) for working capital support

●	Used to fund temporary working capital needs and timing gaps pending project-level loan disbursements.

●	Typically bear interest at approximately 4.5%.

●	Expected tenor generally ranges from 6 to 9 months.

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Holding-level equity and debt funding

Shareholder contributions:

●	As of December 31, 2025, the Company received €935,000 in shareholder contributions. These amounts are classified as equity and do not constitute indebtedness.

Convertible note financing:

●	The Company has the contractual right to require conversion of its outstanding third-party and related-party convertible loan instruments in connection with a corporate-approved equity issuance. Based on the aggregate amount outstanding under such instruments as of July 31, 2026 and an assumed conversion price of €15.40 per ordinary share, representing the closing price of our ordinary shares on BME Growth on August 4, 2026, the instruments would convert into approximately 83,449 ordinary shares. The actual number of ordinary shares issued may differ because the aggregate amount outstanding and the applicable conversion price will be determined at the relevant conversion date in accordance with the terms of the instruments.

●	These instruments bear fixed annual interest and mature within 18 months from drawdown.

●	These instruments are convertible into ordinary shares upon the occurrence of a corporate-approved equity issuance or, if not earlier converted, at maturity.

●	The conversion price is determined by reference to the prevailing market price of our ordinary shares immediately prior to the relevant corporate approval, and conversion may be implemented through treasury shares, a cash capital increase, a debt capitalization increase or another legally permissible mechanism. Any fractional balance may be settled in cash.

●	Ordinary shares issued upon conversion may be subject to customary post-conversion transfer restrictions.

●	If such instruments are not converted, refinanced or otherwise settled on acceptable terms, they may place additional pressure on holding company liquidity.

Other holding company debt:

As of December 31, 2025, other non-current financial liabilities amounted to €834,666, of which €791,330 represented the principal amount of third-party convertible notes. The difference between the carrying amount and the convertible-note principal reflected other non-current financing balances and measurement effects recorded during the year. During 2025, cash proceeds from other current and non-current financial liabilities, excluding convertible-note proceeds, amounted to €192,721.

Equity Subscription Facility — LDA Capital Limited:

On September 13, 2024, we entered into a share subscription agreement, as amended, with LDA Capital Limited, or LDA, pursuant to which LDA agreed to subscribe for newly issued ordinary shares at our election for aggregate gross proceeds of up to €20.0 million over a period of up to four years, subject to the terms and conditions of the agreement. As of the date of this prospectus, no amounts have been drawn under the facility, and we do not intend to draw any amounts under the facility. Accordingly, we do not view the facility as a committed source of liquidity for purposes of funding our business plan, this offering or our development projects.

For each drawdown, the subscription price is determined by reference to the volume-weighted average price, or VWAP, of our ordinary shares during the applicable 30-trading-day pricing period. Under the agreement, we may elect among alternative pricing mechanics: (i) a subscription price equal to 90% of the applicable VWAP; (ii) a subscription price equal to 100% of the applicable VWAP, together with a cash commission payable by us equal to 10% of the relevant subscription amount; or (iii) a subscription price equal to 91% of the applicable VWAP, together with a cash commission payable by us equal to 1% of the relevant subscription amount. Any issuance of ordinary shares to LDA under the facility would dilute existing shareholders and could adversely affect the market price of our ordinary shares and ADSs.

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In connection with the agreement, we agreed to pay LDA a fixed structuring fee of €400,000. On June 16, 2025, the payment mechanics were amended such that (i) each time the aggregate subscription price under closing notices reaches €300,000, we must pay €100,000 to LDA within two business days after receipt of the related proceeds, with the calculation resetting after each such payment; (ii) beginning June 15, 2025, we are required to pay €200,000 of the fee in 20 monthly installments of €10,000, subject to reduction by amounts paid under the performance-based payment mechanism; and (iii) the remaining portion of the fee, up to €200,000, is payable 18 months after the listing of our ordinary shares on BME Growth, subject to reduction by amounts paid under the performance-based payment mechanism.

In connection with the agreement, we issued warrants to LDA exercisable for up to 307,276 ordinary shares, representing approximately 4.5% of our share capital as of the date of issuance. 170,709 warrants representing 2.5% of our share capital vested upon issuance and the remaining 136,567 warrants, representing up to 2.0% of our share capital, vest progressively as amounts are drawn under the facility at a rate of 0.1% of our share capital for each €1.0 million drawn. The warrants are exercisable for a period of five years subject to the terms of the warrant instrument. The warrants include anti-dilution and price adjustment provisions. In particular, on each of the 12-month and 24-month anniversaries from February 19, 2025, if the average VWAP of our ordinary shares during the preceding 30 trading days is less than 85% of the then-applicable exercise price, the exercise price will be adjusted to 110% of such 30-trading-day average VWAP.

Yorkville Short-Term Promissory Note Financing

Subsequent to December 31, 2025, we entered into a short-term promissory note financing with YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP, with an aggregate principal amount of up to $1.5 million. We expect to repay in cash the amounts then outstanding under the promissory notes from the net proceeds of this offering.

Because we do not intend to draw any amounts under the facility, we have not included any proceeds from the facility in our liquidity planning, use of proceeds or expected funding sources disclosed in this prospectus, including for purposes of funding our Costa Rican projects. See “Risk Factors — The LDA equity subscription facility has not been drawn and we do not intend to draw under it; however, the facility may still create costs, dilution and other risks.”

Currency and Interest Rate Structure

●	Project-level debt is expected to be financed in the local currency of the relevant project jurisdiction.

●	Our holding company financing currency is euro and U.S. dollars.

●	Project-level construction loans are expected to be predominantly fixed-rate borrowings in local currencies.

●	Intercompany working capital loans from the holding company to subsidiaries are expected to bear a fixed rate according to market conditions and will be drawn in U.S dollars.

Funding and Treasury Policies and Objectives

Our treasury objectives are to:

●	Maintain sufficient liquidity to meet near-term operating and project funding needs;

●	Align project debt currency with project cash outflows by financing projects in local currency;

●	Centrally monitor financing activities and intercompany funding at the holding company level; and

●	Manage timing mismatches between project expenditures and financing disbursements.

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Treasury activities are controlled centrally by our finance department, which reviews liquidity forecasts, project funding requirements and financing needs. Cash and cash equivalents are held in euro and U.S dollars.

As of the date of this prospectus, we currently do not use derivatives for interest rate or foreign exchange hedging and, as a result, may be exposed to foreign currency and interest rate risk.

Material cash requirements

Our business model is designed to finance a majority of project construction costs at the project level; however, we have material cash requirements, including:

●	Working capital funding for project subsidiaries prior to and during construction loan drawdown periods;

●	Interest and fees on holding company and project-level borrowings;

●	Repayment of short-term intercompany working capital loans and project-level bullet maturities (to the extent due within the applicable period);

●	Corporate overhead and public company costs; and

●	Payment obligations related to the Panama land acquisition.

As of December 31, 2025, our material cash requirements included the following:

●	Panama land acquisition payment: $1.2 million for the purpose of land acquisition in Panama. We expect to fund this obligation through holding company financing.

●	Costa Rica pre-development and conditional project obligations: expected pre-development expenditures for the Quirazú Project and the Esencia Project of approximately $1.5 million over the next twelve months, consisting primarily of legal and technical due diligence, fiduciary structuring, local counsel, SPV incorporation, preliminary design and permitting analysis. In addition, the Quirazú Term Sheet includes a $1.0 million fixed advance payment contingent upon obtaining the first construction license, and the Esencia Term Sheet includes fixed advance payments aggregating $1.5 million contingent upon specified development milestones and a minimum guaranteed consideration of $5.0 million over a six-year period from the constitution of the Esencia Development Trust.

●	Holding company financing and related-party obligations: €791,330 of third-party convertible note principal, together with €58,336 of accrued interest included within current other financial liabilities, and €268,373 of current amounts owed to related parties, each subject to the terms of the applicable arrangements. Amounts classified as shareholder contributions do not constitute indebtedness and are therefore not included within holding company financing obligations.

●	Expected intercompany working capital support to project subsidiaries: included within our quantified short-term liquidity requirements.

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Overview

As of December 31, 2025, we had cash of €53,752, representing approximately 0.5% of total assets, compared with cash of €261,383, representing approximately 2.1% of total assets, as of December 31, 2024. Our cash balances consist mainly of bank deposits. Because we are an early-stage company and have not generated revenue to date, our primary sources of liquidity have been shareholder contributions, convertible note financing, other holding-company debt and available cash. We expect to use available liquidity primarily to fund corporate overhead, public-company readiness costs, professional fees and project-level pre-development expenditures.

Cash Flows

The following table shows the generation and use of cash for the year ended December 31, 2025 and the period from our inception on March 22, 2024 through December 31, 2024.

	For the year ended December 31,		Period from March 22, 2024 through December 31,
(In thousands)	2025	2025	2024
	€	$	€
Net cash used in operating activities	(1,971)	(2,313)	(1,114)
Net cash used in investing activities	(237)	(278)	(5)
Net cash provided by financing activities	1,993	2,339	1,381
Net (decrease) increase in cash, cash equivalents	(215)	(252)	261
Non-cash AOCI alignment	7	8
Cash at end of period	54	63	261

Operating activities

Net cash used in operating activities was €1,970,897 in 2025, representing an increase in cash used of €856,867, or 76.9%, compared with €1,114,030 in 2024. The increase principally reflected our net loss, expenditures associated with corporate and project-development activities and advances to suppliers, partially offset by increases in current liabilities.

Investing activities

Net cash used in investing activities was €236,726 in 2025, compared with €5,312 in 2024, principally reflecting additions to investment property of €231,553 and purchases of property, plant and equipment of €5,173.

Financing activities

Net cash provided by financing activities was €1,992,888 in 2025, an increase of €612,164, or 44.3%, compared with €1,380,725 in 2024. The 2025 financing inflows principally included €935,000 of cash received from shareholder-creditors and contributed to equity, €791,330 of convertible-note proceeds, €268,373 of related-party financing and €192,721 of proceeds from other current and non-current financial liabilities, partially offset by €194,536 of net cash used in treasury-share transactions. The €197,355 LDA warrant liability and the €42,745 GEM share-loan obligation were non-cash transactions and were not financing cash inflows.

Indebtedness

Overview

As of December 31, 2025, our financing liabilities included €555,464 of current other financial liabilities, €268,373 of current related-party financing, €193 of debt with financial institutions, €834,666 of other non-current financial liabilities and a €197,355 LDA Capital warrant liability. In addition, we recognized a €1,012,778 liability to the Laguna Grande land contributors, whose timing and amount of settlement are conditional on future project commercialization, disposal or leasing events and which does not have a fixed contractual maturity.

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Quantitative and Qualitative Disclosures About Market Risk

Risk Management

In the ordinary course of our business, we are subject to various types of market risks, including interest rate risks and foreign exchange risks, over which we have no control and which may adversely affect the value of our financial assets and liabilities and our future cash flows and profits. As a result of these market risks, we could suffer a loss due to adverse changes in interest rates or foreign exchange rates.

Our risk management policy is aimed at assessing our potential for suffering losses and their compounded impact, and at mitigating our exposure to changes in interest rates and foreign exchange rates.

Interest Rate Risk

We are exposed to changes in financing costs and the availability of debt and equity capital. As of December 31, 2025, our interest-bearing financial liabilities consisted primarily of convertible notes, related-party financing and immaterial credit-card debt, and our other financial liabilities included the LDA Capital warrant liability and the liability to land contributors. We did not use interest-rate derivatives as of December 31, 2025. Management did not consider exposure to variable interest rates to be material at that date because the material financing arrangements outstanding bore fixed or contractually agreed rates or were not subject to material variable-rate repricing. Higher market interest rates or changes in lender risk appetite could nevertheless increase the cost of new or refinanced borrowings, reduce the availability of project-level financing and adversely affect project feasibility and liquidity.

Foreign Exchange Risk

We operate in multiple jurisdictions and are exposed to the U.S. dollar in Panama, the Colombian peso in Colombia, the Chilean peso and Unidad de Fomento in Chile, and the Costa Rican colón and U.S. dollar-linked amounts in Costa Rica. Our audited consolidated financial statements are presented in euros, while our subsidiaries and project arrangements operate in jurisdictions with different currencies. Exchange-rate movements may affect the euro carrying value of assets, liabilities, expenses and intercompany balances. For 2025, we recognized a net foreign-exchange loss of €3,312 and €7,103 of other comprehensive income associated with foreign-currency translation differences and other valuation adjustments. We did not use foreign-exchange derivatives as of December 31, 2025.

Recent Accounting Pronouncements

For information about recent accounting pronouncements that will apply to us in the near future, see “New Accounting Pronouncements” in our audited consolidated financial statements included elsewhere in this prospectus.

Emerging Growth Company

We are an “emerging growth company” as defined in the U.S. federal securities laws and we will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1.235 billion (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the Exchange Act. Therefore, we expect to continue to be an emerging growth company for the foreseeable future.

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An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure in this prospectus;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	exemption from mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements (auditor discussion and analysis).

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.

Foreign Private Issuer

We are a “foreign private issuer” as defined in the U.S. federal securities laws. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations. In addition, our officers, directors, and principal shareholders are exempt from the “short swing” profit recovery provisions of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.

However, Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Directors and officers will remain exempt from the short swing profit rules of Section 16 of the Exchange Act.

On March 5, 2026, the SEC issued an order granting conditional relief from the reporting requirements of Section 16(a) of the Exchange Act for directors and officers of foreign private issuers from “qualifying jurisdictions” including all of the countries forming the European Economic Area, or EEA (consisting of all 27 member states of the European Union, Iceland, Liechtenstein and Norway. Directors and officers of companies incorporated or organized in one of these countries are exempt from these reporting requirements if they report under Article 19 of the European Union Market Abuse Regulation (Regulation (EU) No. 596/2014, as amended by Regulation (EU) No. 2024/2809) (including, as applicable, implementing legislation and regulations adopted by the European Union’s member states) and as incorporated into the domestic law of each European Economic Area state (“EU MAR”). The EU MAR provides that persons discharging managerial responsibilities (which includes directors and officers) promptly report to the issuer any changes in beneficial ownership of the issuer’s securities, including a description of the security, the nature of the transaction, and the price and volume of the transaction, and that such reports be made available to the general public. Any such report must be in English and made available to the general public within no more than two business days of its public posting.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States or (3) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

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INDUSTRY AND REGULATORY OVERVIEW

Industry and Market

Middle class evolution

According to data from the World Bank, the middle class in Latin America has shown significant growth, increasing from representing 20% of the population in 2000 to 39% in 2024, marking a historic milestone. Experts attribute this growth to an increase in job creation and the incorporation of 70 million women into the labor market, significantly reducing poverty and strengthening the middle-class economy.

Source: 1) Statista, 2) World Bank: Document 1, Document 2

Despite the recent economic challenges, experts project that the recovery and growth of the middle class may continue in the coming years, provided that effective public policies are implemented to promote employment and improve labor conditions.

The increase in the middle class has led to a growing demand in the real estate sector, which plans to expand its offerings to meet the needs of the emerging middle class, which seeks affordable housing with high-quality standards. Currently, the supply is insufficient to meet this demand.

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Housing Deficit in Latin America

The expansion of the middle class in Latin America has intensified the demand for adequate housing, revealing a persistent and multifaceted housing deficit across the region. According to CAF – Development Bank of Latin America and the Caribbean (CAF - Banco de Desarrollo de América Latina y el Caribe), the quantitative housing deficit-referring to the shortage of housing units-affects over 23 million people, predominantly in urban areas where housing demand outpaces supply. Simultaneously, the qualitative housing deficit, which encompasses dwellings with inadequate construction materials, lack of access to essential services, or location in high-risk zones, impacts more than 46 million individuals. This situation is exacerbated by rapid urbanization and demographic shifts, with the region’s population increasing from 168.3 million in 1950 to 660.3 million in 2022. Projections indicate that the population will peak at approximately 751.9 million by 2056, presenting significant challenges in ensuring access to adequate housing. Addressing these deficits requires comprehensive housing policies and coordinated efforts across various levels of government to accommodate the evolving sociodemographic realities of the region.

Source: Housing Deficit

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According to BBVA Research estimates, the real estate market in the region could grow from $478 billion in 2024 to $712 billion in 2029, which implies a compound annual growth rate (“CAGR”) of 8.3%. This growth is mainly driven by two key factors: increased urbanization and the development of a more prosperous middle class. It is expected that by 2050, 90% of the population in Latin America will live in urban areas, compared to 82% today.

The construction of infrastructure and housing in Latin America is crucial for the region to continue growing and developing economically. Some of its main impacts include:

●	Economic Growth and Employment: Contributing significantly to GDP growth and generating thousands of jobs in the construction, operation, and maintenance of real estate.

●	Attraction of Foreign Investment: Countries like Chile, Panama, and Colombia have also experienced significant growth in attracting foreign investment in the real estate sector. In Chile, economic stability and the regulatory framework have encouraged new large residential and commercial projects. Panama has stood out as a regional hub for investors, driven by its free trade zone and the expansion of its port and logistics infrastructure. In Colombia, sector reforms have modernized infrastructure, enabling the development of large real estate projects, especially in key urban areas like Bogotá and Medellín. Similarly, countries like Mexico and Brazil have received significant foreign investment in real estate projects, modernizing infrastructure and stimulating the market.

●	Urban Development and Modernization: Promoting infrastructure expansion, improving quality of life, and fostering the development of sustainable and technologically advanced cities.

●	Financial Stability and Middle-Class Growth: Facilitating the expansion of the middle class by providing access to homeownership and wealth accumulation.

●	Impact on the Capital Markets: In Chile, Colombia, Costa Rica and Panama, the real estate investment market has accelerated with the use of instruments such as real estate investment funds and private equity funds, which allow both small and large investors to access high-value residential and commercial projects. These financial vehicles-Real Estate Investment Funds (“FII”) in Chile; Real Estate Investment Trusts in Panama; and Private Equity Funds in Colombia-have democratized access to the sector, attracting foreign investment and diversifying investment options in growing real estate markets. Similarly, other countries in Latin America have democratized access to the real estate market for investors, such as Real Estate Investment Trusts (“REIT”s) in Mexico and FIIs in Brazil.

●	Resilience and Adaptability: Despite economic and political challenges, the real estate sector in Colombia, Chile, Panama, Mexico, Brazil, and Argentina has proven resilient, adapting to new demands and trends thanks to technological growth.

Demographic Dividend in Latin America

The average age of the population in Latin America has been increasing significantly in recent decades due to a combination of higher life expectancy and declining birth rates.

In 2020, according to the World Bank, the median age in Latin America ranged between 30 and 35 years, with projections indicating a continuous increase due to the decrease in the young population and the rising proportion of adults. According to the 2024 Demographic Observatory report by the United Nations Economic Commission for Latin America and the Caribbean (“ECLAC”), the region’s population has reached 652 million, and by 2050, the median age is expected to exceed 40 years in most countries of the region.

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This population aging, while presenting challenges, also offers an opportunity in terms of the “demographic dividend.” This concept refers to the economic advantage that can arise when a larger proportion of the population is of working age compared to dependents (children and the elderly). During this period, if leveraged properly through employment policies and investment in human capital, a country can experience accelerated economic growth, as more productive individuals generate higher income and contribute to the economy.

Working-age population and participation rate

Source: IMF - Demographic Estimates and Projections Database.

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Opportunities and Challenges

Nearshoring: According to The Wall Street Journal in its article Nearshoring Shift Brings Production Hurdles Closer to Home and the White House’s 100-Day Supply Chain Review Report, in the era of nearshoring caused by the post-COVID shift, the United States seeks to reduce its dependence on China by moving critical sector factories to closer regions. As The Wall Street Journal stated in 2023 in its article titled America’s Manufacturing Factory Jobs Comeback, a clear example of this trend is the record investment in factory construction in the United States, which reached $108 billion in 2022. According to the World Bank, this shift offers a growth opportunity for countries near the U.S., as long as they invest in human capital, health, education, and productive employment. Latin America could benefit from nearshoring due to its growing middle class and diversified economies. Additionally, some of these countries have strong relations and cultural similarities with the United Stares.

Increase in Foreign Direct Investment: According to the United Nations Economic Commission for Latin America and the Caribbean (“ECLAC”) 2024 Annual Report on Direct Investments in Latin America and the Caribbean, in 2023, Foreign Direct Investment (“FDI”) in Latin America fell by 9.9% compared to the previous year, although it remained above the average of the past decade. In total, FDI reached $194.6 billion. In 2023, the region stood out for maintaining positive growth compared to Asia and Africa. When broken down by type of investment, FDI in Latin America was concentrated in key sectors such as manufacturing, which grew by 9%, and services, which accounted for 46% of total investments. In the Caribbean, investment often went into the tourism and real estate sectors. According to the United Nations Conference on Trade and Development (“UNCTAD”) World Investment Report 2025, in terms of specific foreign investment, the purchase of housing and investment in hotels are classified under real estate and tourism reaching approximately $3.9 billion in 2022. This trend reflects a solid investment base, and although 2023 ended with sustained growth, investments are expected to continue rising in 2024, especially with the strengthening of demand in key tourist destinations in the region.

Chile - Macroeconomic and Regional Context

GDP and Economic Growth

Chile has stood out as a leading country in Latin America and the Caribbean, surpassing many nations in terms of per capita income and achieving one of the highest Human Development Indexes in the region. In 2023, it ranked fifth among 33 countries in Latin America in both nominal GDP and GDP at purchasing power parity prices, with Chile’s GDP per capita being the highest in Latin America.

Chile’s GDP Projections for 2025

GDP growth forecasts for Chile in 2025 range from 1.75% to 2.75%, with various financial institutions offering differing outlooks. The Central Bank of Chile projects growth between 2.0% and 2.75%, reflecting strong early-year performance. Itau Unibanco forecasts a moderate 2.5% growth, while BICE Inversiones has not issued an updated figure but is expected to align within this general range. S&P Global Ratings predicts 2.2%, and the Organization for Economic Co-Operation and Development (“OECD”) offers a slightly more optimistic 2.4%, citing improved investment and consumption. Meanwhile, the IMF and broader market analysts, including those cited by Xinhua, estimate a more conservative 2.0% growth. According to the OECD, these projections suggest a consensus around 2.0% to 2.5%, driven by recovering exports, private investment, and cautious fiscal policy.

Key Sectors

●	Electricity, Gas, Water, and Waste Management: Chile’s infrastructure sector remains a critical pillar for sustainability and resilience. By April 2025, the National Electric System (“SEN”) had a total installed capacity of 35.6 GW, with 11.05 GW (30.9%) coming from solar PV, and an additional ~5.05 GW (14.1%) from wind, while hydro, biomass, gas, coal, and diesel made up the rest. In 2024, Chile added 2.4 GW of PV capacity, bringing cumulative solar to 11.7 GW, and the market is projected to reach 10.15 GW in 2025 with a 20.8% CAGR through 2030. Solar generation now accounts for around 20.6% of electricity, with renewables overall contributing approximately 65.8% of the mix. However, transmission bottlenecks in the north risk up to 8 TWh of curtailment in 2025. According to PV Tech’s article Chile plots path to two-cents solar by 2025, municipal water use and waste management continue climbing, though detailed 2025 figures are less transparent—ongoing projects aim to bolster capacity amid growing urban demand.

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●	Housing and Real Estate Services: According to Global Property Guide’s analysis of Chile’s residential property market, Chile’s housing and real estate sector continues its steady growth trend into 2025. After expanding roughly 43% between 2020–2023 (from $20 trillion to $29 trillion), representing about 23% of GDP in 2023, the market has stabilized. By mid-2025, residential property prices have increased 2.32% YoY, although inflation-adjusted values declined by about 1.7%. Q3 2024 saw 241,000 units sold in Santiago, indicating resilient demand. Nationwide, 2023 residential sales grew 10.3% to 44,929 units.

Housing deficit

In Chile, the right to adequate housing is supported by the 1948 Universal Declaration of Human Rights and the 1966 International Covenant on Economic, Social, and Cultural Rights. While the country has made significant progress in reducing the housing deficit, significant issues remain. According to the 2018 Report of the Special Rapporteur on Adequate Housing, Chile has made substantial improvements in terms of homeownership and diversifying instruments to address the deficit, but a portion of the population has not experienced these benefits.

For 2024, the Chilean Chamber of Construction predicted the quantitative housing deficit in the country amounts to 939,009 homes. Additionally, the Ministry of Housing and Urban Development calculates that more than one million housing units are in inadequate conditions, such as slums and informal settlements, raising the total number of deficient homes to 1,469,122. This figure includes homes with overcrowding and a lack of adequate basic services and is measured within the framework of Sustainable Development Goal 11 and the 2030 Agenda.

The deficit is most acute in the Metropolitan Region, which represents 42% of the total, with a need for nearly 400,000 homes. The central macrozone follows with 24%, and the southern macrozone with 23%. Compared to 2017, the deficit in the Metropolitan Region has increased by 17%.

Real Estate Market

Between 2002 and 2017, the average size of households decreased from 4.4 to 3.1 people, leading to an increased need for housing. This reduction in household composition has generated a significant rise in housing demand, as fewer people per household means the need for more housing units to accommodate the same population. Specifically, in 2002, a population of one million required 227,000 homes, whereas in 2017, the same population needed 322,000 homes, representing a 42% increase. This phenomenon has been accentuated by the rise in single-person households, primarily made up of young people choosing to live alone, which in turn contributes to greater demand for independent housing suited to their new lifestyle dynamics.

In recent decades, demographic changes in Chile have significantly affected housing demand and prices. The Chilean Chamber of Construction notes that urban population growth and the trend toward smaller households have increased demand, especially in densely populated areas.

Furthermore, there has been a rise in the number of small and medium-sized investors in the real estate sector, who seek to make a profit from their savings through property investments. These investors went from representing 10% of housing demand to 31% in 2019, marking a new trend in the real estate market.

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As a result of these changes, housing prices in Chile continue to rise, presenting a challenge for families seeking to purchase property. Housing affordability, defined by the UN as spending less than 30% of disposable income on housing, has worsened in recent years. In 2011, 6.9% of households faced affordability issues, while by 2022, this percentage had increased to 13.7%, with the average housing expenditure rising from $142,094 to $349,833. This reflects an almost 100% increase in affordability problems over 12 years.

Source: Publication by the Chilean Chamber of Construction A.G. Management of Studies and Public Policies, March 2024.

Home Sales

Chile’s housing market is showing strong potential for strategic investment and growth in 2024 and beyond. In Greater Santiago, over 4,578 housing units were sold in the second quarter of 2024, with the northern sector, particularly Lampa and Colina, accounting for nearly 59% of sales, underscoring its role as a high-demand area with continued buyer interest.

Nationwide, more than 29,000 units were sold in the first three quarters of the year, and projections indicate that annual sales for 2024 will range between 45,000 and 49,000 units. These volumes highlight a resilient core demand for housing and suggest a solid foundation for sustained market activity.

Looking ahead through this second half of 2025, analysts anticipate a favorable scenario in which housing sales could grow by up to 8%, particularly if ongoing improvements in access to financing and housing supply continue. These indicators position Chile’s real estate sector, especially in key urban areas, as an attractive space for developers, investors, and lenders looking to engage in a market with clear medium-term growth opportunities.

In terms of prices, despite a 0.7% annual decrease as of June 2025, the total value of sales remained in the high range. According to The Latin Investor’s analysis of Santiago’s property market and Properstar’s analysis of housing prices in Santiago, in Greater Santiago, the average price per square meter of apartments is between $ 2,300 and $ 2,494, reflecting overall market stability. Price increases were observed in several mid-range segments, while the lower and higher value segments experienced declines. While precise breakdowns by size are not available, market data suggests that apartments in the 60 to 90 square meter range remain resilient, with prices consistent with the general market trend. For houses, the average price per square meter is approximately CLP 2.08 million, with general price stability after the historic peaks of late 2022. The only significant increase occurred in the upper-middle-class segment, which saw a moderate rise, while other segments, both intermediate and higher, showed downward adjustments in their prices.

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Panama - Macroeconomic and Regional Context

Gross Domestic Product (“GDP”)

Between 2004 and 2015, Panama experienced remarkable economic growth of 7.6% per year, becoming the country with the highest per capita income in Latin America. This growth has been driven by the expansion of the Panama Canal and strong private investment in infrastructure and real estate.

According to Reuters and Newsroom Panama’s coverage of Panama’s recent economic performance, in 2024, Panama’s economy grew by 2.9%, down from 7.3% in 2023, primarily reflecting the closure of the Cobre Panamá mine. Growth recovered in 2025, with real GDP expanding by approximately 4.4% in the first half of 2025.

According to World Bank, as compiled by Trading Economics, despite these advances, the energy supply remains a challenge: although around 97% of electricity generation comes from renewable sources, this only represents roughly 20% of total energy consumption. Additionally, approximately 155,000 households (or around 93,000 families in rural areas) still lack electricity access.

Housing Deficit

According to a 2023 report from the Inter-American Development Bank, the national housing deficit is estimated at 150,000 residential units, representing approximately 14% of households in the country. This deficit includes homes that need to be built (quantitative deficit) as well as those that need improvements in quality (qualitative deficit) and basic services.

The study highlights that, despite previous efforts to reduce the deficit, such as the implementation of financing programs and subsidies, the percentage of households with deficiencies has increased. It is estimated that approximately 30.6% of households in Panama face some type of deficiency, a significant increase compared to previous years.

Additionally, the Inter-American Development Bank report stresses that the housing deficit is not only due to a lack of housing but also factors like overcrowding and lack of access to basic services, directly impacting the quality of life for many Panamanian families.

As part of the government’s strategic plan, the Ministry of Housing and Territorial Development (“MIVIOT”) of Panama aims to reduce the housing deficit by 30%. One of the strategies is to implement investment plans with the support of the private sector, which would cover 57% of the goal, meaning the housing deficit of 31,018 units would be addressed in 5 years (6,204 units per year).

As shown in the following table, more than 50% of the housing deficit is concentrated in indigenous regions and the Panama Province, while the remaining 9 provinces and sectors represent less than 10% of the total national deficit. For example, Panama Oeste accounts for 9.8%, and Darién represents 2.5% of the total national deficit.

Province/Sector	Values	Total Housing Deficit	MIVIOT Strategic Plan Goal (2024-2029)	MIVIOT Strategic Plan Goal (Annual)
Indigenous regions	28.2%	50,760	15,228	3,046
Panama	24.7%	44,460	13,338	2,668
Other sectors (9)	47.1%	84,900	25,434	5,086
Total	100.1%	180,000	54,000	10,800

Source: Ministry of Housing and Territorial Development - Five-Year Strategic Plan 2024-2029

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It is important to note that studies by MIVIOT in 2024 estimate that approximately 25,000 new homes are needed annually to address the existing deficit.

Real Estate Market

According to a Statista report, in 2024, Panama’s real estate market is projected to reach a value of 239 billion dollars. Between 2024 and 2029, the market is expected to experience a CAGR of 3.8%. Based on this growth rate, it is estimated that the market volume will reach approximately $287 billion by 2029, reflecting a positive trend in the development of the sector in the coming years.

Of the total market, the residential segment is projected to reach a volume of $187 billion by the end of 2024, accounting for 78.4% of the country’s total real estate market. Panama’s real estate market is experiencing a surge in foreign investment due to its attractive tax incentives and the growing tourism industry, including:

●	Tourism Incentives Law (Law 80 of 2012): This law provides tax benefits to companies that build new tourism facilities. Incentives include tax deductions and exemptions for a specified period. For example, up to $250,000 in incentives may be granted for new tourism-related construction.

●	Tax Exemptions: Foreign investors enjoy income tax exemptions and other tax benefits in various special economic zones, as well as in tourism-related projects and areas of economic development.

●	Free Zone Law (Law 32 of 2011): This regulation establishes a special regime allowing companies in free zones to operate with significant tax benefits, including exemptions from sales taxes and repatriation of profits.

●	Investor Visa Facilitation: Panama also offers an investor visa, making it easier for foreigners to settle and invest in the country, creating a favorable environment for the growth of the real estate sector.

Housing Sales

Regarding the real estate market in Panama City, according to Global Property Guide’s Panama price history data, The Latin Investor, and Panama Equity Real Estate, prices per square meter remain elevated across high-demand neighborhoods. As of mid-2025, prime areas like Punta Pacifica and Punta Paitilla continue to see prices in the range of $2,500 – $3,000 per square meter, with luxury or newer ocean-view units hitting the upper end of that spectrum and older units starting closer to $2,000 per square meter. San Francisco, including Coco del Mar, generally ranges between $1,500 – $2,700 per square meter, consistent with earlier figures but reflecting strong interest in newer stock. In Costa del Este, the average has edged up slightly, now averaging $2,800 – $3,200 per square meter, largely driven by limited supply and sustained demand for high-end ocean-view apartments.

The most recent information from INDESA for 2023 reflects how the real estate market in Panama Norte has experienced significant growth, driven by key factors. Infrastructure improvements, such as metro expansion (line 2) and road connections, have enhanced access to areas like San Miguelito, Arraiján, and La Chorrera, making these locations more attractive to new residents and investors. Additionally, new integrated urban projects are being developed, combining housing, commerce, and entertainment services to meet the demand for a more convenient and accessible lifestyle tailored to the needs of younger generations.

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Source: Convivenda, Resultados 2023 Projecciones 2024

The director of research and economic analysis at INDESA highlighted that in September 2023, there were sales of 30,696 square meters in Costa del Este Business Park; 19,807 square meters in Panama Norte; 12,742 square meters in Loma Alegre; 34,465 square meters in Punta Pacífica; 8,798 square meters in Ocean Reef Islands; and 3,040 square meters in El Chorrillo.

Country Overview — Costa Rica

Gross Domestic Product (“GDP”)

Costa Rica is a Central American economy with a population of approximately 5.2 million. The country has experienced resilient economic growth in recent years, supported by exports, services and foreign direct investment. According to the OECD Economic Surveys; Costa Rica 2025, Costa Rica’s real GDP grew by 5.1% in 2023 and 4.3% in 2024, and is projected to grow by 3.8% in 2025. Costa Rica’s macroeconomic performance has also been supported by fiscal consolidation and a reduction in public debt relative to GDP.

Inflation

Costa Rica’s inflation environment has moderated significantly in recent years. According to the OECD Economic Surveys; Costa Rica 2025, consumer price inflation was 0.5% in 2023 and -0.3% in 2024, and is projected to be 2.4% in 2025. Although lower inflation may support household purchasing power and financing conditions, inflation may vary depending on monetary policy, exchange rates, import prices, construction costs and broader macroeconomic conditions.

Housing Deficit

Costa Rica continues to face a meaningful housing need. According to the most recent official estimate published by the Ministry of Housing and Human Settlements of Costa Rica (MIVAH), as set forth in its Modelo de Gestión Mi Barrio (March 2025) and based on the 2021 National Household Survey (ENAHO) of the National Institute of Statistics and Census (INEC), Costa Rica had a housing deficit of approximately 168,895 units, representing 10.2% of total households. This included approximately 15,915 households in quantitative deficit and approximately 152,980 households in qualitative deficit (dwellings with deficiencies). The 2021 ENAHO remains the basis for the most recent official housing deficit estimate published by MIVAH, and no more recent official estimate has been published using a comparable methodology as of the date of this prospectus. More recent third-party estimates, including the Balance y Tendencias del Sector Vivienda 2024 report prepared by the University of Costa Rica, the Costa Rican Association of Engineers and Architects (CFIA) and Gestionando Hábitat, are based on different methodologies and are not directly comparable to the MIVAH estimate. These dynamics may support demand for new residential development, but there can be no assurance that such demand will translate into sales for our projects.

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Demographics, Middle-Income Groups and Urbanization

Costa Rica has a significant urban population, with approximately 79% of the population living in urban areas in 2024. In addition, based on the 2024 National Household Income and Expenditure Survey, the middle three household income quintiles represent approximately 60% of Costa Rican households. We believe these demographic characteristics may support long-term demand for residential development, particularly in areas with access to employment centers, infrastructure, services and transportation. However, demand remains sensitive to affordability, mortgage availability, interest rates, household income, infrastructure capacity and local planning constraints.

Residential Real Estate Market

Costa Rica’s real estate activity has continued to show growth. According to the Banco Central de Costa Rica’s monthly economic activity index by industry, real estate activities recorded year-on-year growth of 4.0% in one of the 2025 monthly readings, with the sector showing positive year-on-year growth throughout the period presented. However, the market remains subject to regional variation, affordability pressures, permitting constraints, infrastructure availability and exposure to changes in tourism, interest rates and foreign exchange conditions.

Greater Metropolitan Area of San José

The Greater Metropolitan Area of San José, which includes the provinces of San José, Alajuela, Heredia and Cartago, is the country’s principal urban region and the location of our Quirazú Project. Demand in this area is supported by population concentration, services, employment centers and connectivity, but the market is also competitive and subject to zoning, infrastructure and affordability constraints.

Guanacaste Region

The Guanacaste region, located on Costa Rica’s North Pacific coast, is the location of our Esencia Project. The region benefits from international air access through Daniel Oduber Quirós International Airport in Liberia, tourism activity and continued infrastructure investment. At the same time, the region is exposed to risks associated with tourism cycles, water availability, infrastructure capacity, coastal development regulation and local zoning constraints.

Foreign Investment Framework

Foreign nationals and foreign-owned companies are generally entitled to acquire real estate in Costa Rica on substantially the same basis as Costa Rican nationals, subject to applicable legal, zoning, environmental and registration requirements. U.S. dollar-denominated real estate transactions are common, although certain local costs, taxes, permits and services may be incurred in Costa Rican colones. See “Risk Factors — Risks Related to Our Operations in Costa Rica.”

Colombia - Macroeconomic and Regional Context

Gross Domestic Product (“GDP”)

In the last 15 years, Colombia has grown at an average annual rate of 4.1%, achieving a rapid reduction in the socioeconomic gap caused by inequality in access to resources and opportunities between different social classes. Between 2002 and 2018, poverty decreased from 49.7% to 27%, with the middle class now representing more than 50% of the population, indicating that more people are enjoying better living conditions and access to essential services. According to Colombia’s National Administrative Department of Statistics (“DANE”) and Banco de la República, Colombia’s GDP grew by 1.7% in 2024, with the fourth quarter rebounding to 2.3% year-on-year, following growth of 0.7% in 2023. For 2025, analysts surveyed by the Banco de la República project growth of approximately 2.6%, and first-quarter 2026 GDP grew by 2.2% year-on-year.

According to a BBVA study, annual growth is expected to accelerate to over 3% in at least two quarters of 2025, driven by a higher supply of housing. BBVA Research forecasts that, in the short term, investment in civil works and improved consumption of goods will stimulate industrial production and machinery spending. Additionally, the low commercial supply will favor non-residential construction, improving housing sales in 2024, which will drive construction in 2025.

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Gross Domestic Product value added by economic activity at current prices (in percentages) 2023

Source: CEPALSTAT - Databases and Statistical Publications

In the last decade, the performance of GDP in the residential and non-residential construction sector has experienced significant volatility. In 2020, the subsector suffered a significant decline of 30.1% due to the pandemic. However, it showed a recovery in 2021 and 2022, with growth rates of 13.9% and 12.0%, respectively, accumulating over 4 trillion (equivalent to 20 trillion real pesos) each year. For 2024, a slight decrease of 2% is expected, influenced by a reduction in the initiation of new projects.

Regarding inflation and interest rates, according to DANE and Banco de la República, annual inflation declined from a peak of 13.3% in March 2023 to 5.2% at the end of 2024. As of 2026, the Banco de la República has held its benchmark policy rate at 11.25%.

Housing Deficit

Colombia’s housing deficit is classified into qualitative and quantitative deficits, both of which have decreased in recent years. According to DANE, between 2019 and 2022, the total deficit dropped from 32.8% to 30.4%, equivalent to 5.28 million households without their own homes. Of these, approximately 1.3 million require new construction. Between 2018 and 2021, the deficit also decreased by 1.8 percentage points (Ministry of Housing).

Projections from the Colombian Chamber of Construction (“CAMACOL”) estimate that in the next decade, 390,000 new urban households will be formed. To eliminate the quantitative deficit, around 520,000 homes would need to be built annually. A study by the Massachusetts Institute of Technology (“MIT”) and proptech La Haus suggests that 400,000 homes should be built annually, and investment in the sector should increase from 2.3% to 2.75% of GDP, which equals about $5.8 billion per year.

Real Estate Market

Colombia currently has a significant housing supply that allows citizens to access homes or apartments in all regions of the country. According to data from the CAMACOL, as of March, the total number of units reaches 166,595, of which 62% are social interest housing (“VIS”), and 28% are non-VIS. This reflects that social housing maintains an important share in Colombia, considering its lower value, which for this year is $195 million.

Furthermore, data from the association indicates that the VIS housing supply increased by 2.2% as of March compared to the same month last year. Overall, the stock of all properties has risen by 2.1% across all regions. Colombia maintains a significant housing offer in all regions, although this is more pronounced in the larger urban areas of the country. CAMACOL data reveals that the Bogotá - Cundinamarca area leads as the region with the most houses or apartments for sale, with 60,335 units (36.2%).

It is followed by Antioquia (12.3%), Valle del Cauca (9.3%), Atlántico (8%), and the top five are completed by Bolívar (6.4%). Together, these five regions account for more than 70% of the homes available for sale in Colombia, making them key for households looking to purchase their own homes.

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Housing Sales

The indicator for the sale of housing, based on the pre-sale of units, sets a base scenario for 2023 with a 44.5% drop, translating to 131,794 units sold that year, 105,818 fewer homes than in 2022.

In line with this, for the middle scenario, it is expected that 2024 will also see negative performance in sales, with a decline of 11.9%, reaching 116,133 units. However, sales would register an 8.2% increase in a scenario with economic reactivation, as has been observed throughout the current year.

Regulatory Framework

Chile

Property Law: Chile recognizes both nationals and foreigners equally in property rights, with protections for various forms of industrial property.

Environmental Regulations: The country has enacted laws to strengthen environmental assessments and biodiversity conservation.

Data Protection: Chile’s data protection laws have been updated to align with international standards, enhancing privacy rights and regulatory oversight.

Panama

Property Law: Panama offers a dual system of property ownership and has enacted laws to protect real estate buyers, including regulations against advertising fraud and requirements for project approvals.

Environmental Regulations: The National Environmental Authority oversees regulations affecting real estate developments, ensuring compliance with environmental standards.

Anti-Money Laundering: Panama has implemented laws to combat money laundering, particularly in the real estate sector, to enhance transparency and investor confidence.

Costa Rica

Costa Rican real estate development trusts are regulated principally by the Costa Rican Code of Commerce, which establishes the general framework for the constitution of trusts, the autonomous nature of trust assets and the duties of trustees.

All real estate transactions in Costa Rica must be registered in the National Registry, which maintains a centralized public record of ownership and encumbrances.

Urban development is regulated by the Urban Planning Law and by municipal regulatory plans, which establish zoning categories and applicable construction parameters.

Real estate developments are subject to environmental viability granted by the Secretaría Técnica Nacional Ambiental, or SETENA, under Costa Rica’s environmental framework, and to construction permits issued by the relevant municipality under the applicable construction rules.

The provision of water and sanitary services is regulated by the Instituto Costarricense de Acueductos y Alcantarillados, or AyA, and sanitary aspects of real estate developments are governed by applicable health regulations.

Real estate transactions in Costa Rica are subject to anti-money-laundering and customer due diligence requirements applicable to fiduciaries, notaries and other regulated participants.

Colombia

Property Law: Colombia’s legal framework supports property rights and encourages foreign investment, with emphasis on transparency and investor protection.

Environmental Regulations: The government promotes sustainable development, with regulations supporting green investments and renewable energy projects.

Antitrust Laws: Colombia has strengthened antitrust regulations to ensure competitive market conditions, impacting various sectors including real estate.

Data Protection: The country has updated its data protection laws to enhance privacy rights and align with international standards.

Labor and Social Security: Colombia’s labor laws provide protections for workers, including regulations on employment contracts, social security contributions, and workplace safety.

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BUSINESS

Overview

We are a fully integrated, internally managed real estate development company with operations across Latin America. Our business model encompasses the entire value chain — from land structuring, master planning and project development coordination to asset management and, where applicable, operation of large-scale urban and mixed-use projects. With a European multidisciplinary management team and deep regional expertise, we strive to lead sustainable urban development throughout the region by incorporating global standards, ESG principles and innovative real estate solutions tailored to market demands. As of the date of this prospectus, our portfolio, including projects over which we hold contractual rights or binding term-sheet rights subject to conditions precedent, covers approximately 28.8 million square feet, or approximately 2.68 million square meters, of land.

Our current portfolio includes strategically located projects in urban growth areas and selected residential or mixed-use destinations across Santiago de Chile, Cartagena de Indias, Panama City, the Greater Metropolitan Area of San José and Liberia, Guanacaste. These locations are selected based on thorough socioeconomic and urban development analyses, considering their long-term potential for connectivity, infrastructure growth, and positive demographic trends. Through our commitment to vertical integration and local partnerships, we ensure operational efficiency, project viability, and adaptability to the social and urban context of each region.

Principal Properties

Lipangue – Santiago, Chile

The Lipangue project is located approximately 20 kilometers from downtown Santiago, Chile, within the Santiago Metropolitan Region, and administratively belongs to the Province of Chacabuco, in the municipality of Lampa. The project is situated approximately 19 kilometers from Arturo Merino Benítez International Airport and approximately 120 kilometers from the port city of Valparaíso.

The property spans an area of over 100.17 hectares. Of this total area, 67.88 hectares are designated as Priority Urban Development Areas (“AUDP”), which are zones formally identified under Chilean urban planning regulations as priority areas for urban expansion and residential development. These 67.88 hectares are allocated for the development of approximately 2,500 residential units, with a sellable area of up to 340,000 square meters.

SAGE signed a binding Memorandum of Understanding (“MoU” - Memorando de Entendimiento Obligatorio), including an exclusivity period in favor of SAGE. The project is currently in a preliminary stage focused on land feasibility, zoning analysis, and urban planning assessments. No construction or investment activities have yet been implemented, as the development will depend on the results of these studies and the granting of the necessary permits and authorizations.

The fixed price was predetermined at 33,600 unidades de fomento, or UF, (equivalent to approximately €1,250,000 at the exchange rate on the date of the agreement) under the signed MoU, based on an independent valuation and negotiations between both parties. The UF is a Chilean unit of account whose exchange rate with the Chilean peso is adjusted for inflation, The amount of UF 33,600 would be finally fixed and disbursed (as well as any other applicable variable amount) only if the plot reaches the public auction stage (as defined under the MoU) and the property is successfully awarded to SAGE (neither of which has occurred as of the date of this prospectus). If we decide not to continue with Lipangue project, the agreement would be terminated without any penalties or indemnifications payable by SAGE.

Panama Norte – Panama City, Panama

The Panama Norte project is located approximately 20 kilometers from downtown Panama City, in the San Miguelito District, which administratively belongs to the Province of Panama. The project is situated approximately 12 kilometers from Tocumen International Airport and approximately 70 kilometers from the city of Colón.

The property spans an area of over 12,593 square meters, all of which is designated for high-density residential use under Panamanian urban planning regulations. The land is classified as “suelo finalista”, meaning it is fully entitled land that has already completed the urban planning and zoning process and is legally ready for construction without requiring further reclassification or rezoning approvals. The total estimated sellable area for this project is up to approximately 47,800 square meters and is expected to incorporate a total amount of 650 residential units (subject to final design, permitting and financing).

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Residential Unit Description

The Panama Norte project currently contemplates a first-home residential development oriented to urban and suburban demand in the Panama City area. The project is expected to include approximately 650 apartment units in multi-story buildings, consistent with RM-3 high-density zoning. Indicative unit sizes range from approximately 55 to 75 square meters of built area. Based on the Company’s preliminary market analysis and comparable developments in the San Miguelito and greater Panama City area, target prices are currently expected to range from approximately $220,000 to $300,000 per unit, depending on unit size, floor level and configuration. These estimates are preliminary and have not been validated through pre-sales or binding purchase commitments.

The final unit mix, density, size, configuration and pricing of the residential units remain subject to final architectural and engineering design, construction permitting, financing availability, market absorption rates and prevailing economic conditions at the time of commercialization. No pre-sales have commenced, and no definitive pricing has been established.

SAGE Panama holds its interest in this property through a promissory sale and purchase agreement. Under the terms of this agreement, the Company has the right to acquire the property upon satisfaction of certain conditions, including the receipt of necessary permits and approvals. The property will be transferred to SAGE Panama free of any mortgages, liens, or other encumbrances.

Laguna Grande – Cartagena de Indias, Colombia

The Santa Ana Laguna Grande project is being developed in the city of Cartagena de Indias, Colombia. The project is located approximately 30 kilometers from the center of Cartagena de Indias, administratively belonging to the Bolívar Department. The project is situated approximately 35 kilometers from Rafael Núñez International Airport.

The property covers an area of over 43.79 hectares, of which 10.8 hectares are designated as building land available for development. The total sellable area for this project is up to approximately 136,000 square meters and is expected to incorporate a total of approximately 1,800 residential units (subject to final design, permitting and financing).

Residential Unit Description

The Laguna Grande project currently contemplates a mixed-use residential program expected to include both first-home and second-home residential units, together with a hospitality component currently contemplated to include a Courtyard by Marriott hotel with 180 rooms, approximately 120 guestrooms and approximately 395 branded residences under the Apartments by Marriott Bonvoy program, as described in “Marriott International and Aimbridge Hospitality Agreements” below.

In addition to the branded residences, the residential component is expected to include approximately 950 apartment units in sizes ranging from approximately 45 to 140 square meters of built area, approximately 300 townhouses and approximately 100 single-family detached homes, for a total of approximately 1,800 residential units (including branded residences). The residential component is expected to target a combination of domestic and international buyers, depending on the relevant project phase and product type.

Based on our preliminary market analysis and comparable developments in the Cartagena de Indias area, target prices are currently expected to range from approximately COP 712,000,000 to COP 2,325,000,000 per unit (approximately $200,000 to $650,000), depending on unit typology, size, location within the master plan and proximity to the hospitality and amenity components. These estimates are preliminary and have not been validated through pre-sales or binding purchase commitments. The final unit mix, density, size, configuration and pricing of the residential units remain subject to final architectural and engineering design, construction permitting, financing availability, hospitality component implementation, market absorption rates and prevailing economic conditions at the time of commercialization.

We may adjust the proportion of each typology within the overall unit mix in response to market demand, permitting outcomes, project phasing considerations and the evolution of the hospitality component. No pre-sales have commenced, and no definitive pricing has been established.

In accordance with the project’s Master Plan, the land designated for long-term strategic use is classified as investment property under IAS 40, as it is held for purposes other than sale in the short term and will be utilized in line with the project’s strategic objectives. This portion represents approximately 64% of the total land. The remaining 36% is allocated to phases intended for ordinary sale and, as such, is classified as inventories under IAS 2.

The land is held through a trust established under Colombian law by Laguna Grande S.A.S., a wholly owned Colombian subsidiary of SAGE Colombia, through which the Company indirectly holds its development rights and interests in the property. The trust structure is used to manage project financing, any future pre-sales proceeds, and development activities in accordance with Colombian regulatory requirements. The property is free of any mortgages, liens, or other encumbrances.

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Costa Rica – Cartago and Guanacaste

Quirazú – La Unión, Cartago, Costa Rica

The Quirazú Project is a planned residential development located in the Canton of La Unión, Province of Cartago, within the Greater Metropolitan Area of San José, Costa Rica. The site consists of contiguous real estate properties with an aggregate area of approximately 91 hectares, principally zoned for medium- and low-density residential use under the applicable municipal zoning plan.

The preliminary master plan contemplates approximately 1,150 residential units, together with related community, infrastructure and, as applicable, ancillary commercial components. The final master plan, including the definitive number of units, mix, density, phasing and target pricing, remains subject to design development, regulatory approvals, financing availability and market conditions.

The map below identifies the approximate location of the Quirazú Project site in the Canton of La Unión, Province of Cartago, Costa Rica. The map is provided for illustrative purposes only and is not a cadastral survey.

The Quirazú Properties are held by Costa Rican corporations acting jointly as registered owners, as identified in the Quirazú Term Sheet. One of the Quirazú Properties is currently subject to a pre-existing fiduciary arrangement, the release of which is a condition precedent to the execution of the definitive transaction documents.

On April 18, 2026, the Company and the Quirazú Sellers entered into the Quirazú Term Sheet, which is binding and was supplemented by a binding addendum dated May 20, 2026. Under the Quirazú Term Sheet, the parties have agreed to negotiate in good faith and to execute definitive transaction documents, including the constitution of the Quirazú Development Trust and the contribution of the Quirazú Properties to the trust as autonomous patrimony, subject to the satisfaction of conditions precedent.

The Company expects to act as fideicomitente desarrollador under the Quirazú Development Trust, directly or through a Costa Rican special-purpose vehicle to be incorporated prior to the execution of the definitive transaction documents. The Company will assume responsibility for the planning, financing, marketing and construction of the project, and will bear the investment, development, marketing and construction risks.

The economic consideration payable to the Quirazú Sellers consists of (i) a fixed advance payment of $1.0 million, payable in U.S. dollars within thirty business days following confirmation of the first construction license for the project, which is non-refundable and shall be credited against, and not be in addition to, the variable component described below; and (ii) 10% of gross sales revenue from completed units, including residential dwellings and, as applicable, commercial premises, payable as commercialization of the project occurs.

As of the date of this prospectus, the Quirazú Project remains at the pre-development stage. The definitive transaction documents have not yet been executed, the Quirazú Development Trust has not yet been constituted, the Quirazú Properties have not yet been contributed to the trust, no construction permits have been obtained, no pre-sales have commenced and no definitive pricing has been established.

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Esencia – Liberia, Guanacaste, Costa Rica

The Esencia Project is a planned residential and mixed-use development located in the Canton of Liberia, Province of Guanacaste, Costa Rica, on the outskirts of the city of Liberia, with direct frontage to National Route 21. The site consists of contiguous real estate properties with an aggregate area of approximately 31.56 hectares.

The map below identifies the approximate location of the Esencia Project site in the Canton of Liberia, Province of Guanacaste, Costa Rica. The map is provided for illustrative purposes only and is not a cadastral survey.

The Esencia Properties are held by Costa Rican corporations acting jointly as registered owners, as identified in the Esencia Term Sheet. One of the Esencia Properties includes a portion that must be segregated and separately registered in the National Registry of Costa Rica prior to its contribution to the Esencia Development Trust. The Esencia Properties are also subject to certain pre-existing commitments of the Esencia Sellers with respect to a portion of one of the properties in connection with potential municipal infrastructure, which the Company has agreed to acknowledge and respect.

On May 5, 2026, the Company and the Esencia Sellers entered into the Esencia Term Sheet, which is binding from signature. Under the Esencia Term Sheet, the parties have agreed to negotiate in good faith and to execute definitive transaction documents, including the constitution of the Esencia Development Trust and the contribution of the Esencia Properties to the trust as autonomous patrimony, subject to the satisfaction of conditions precedent.

The Company expects to act as fideicomitente desarrollador under the Esencia Development Trust, directly or through a Costa Rican special-purpose vehicle to be incorporated prior to the execution of the definitive transaction documents. The Company will assume responsibility for the planning, financing, marketing and construction of the project, and will bear the investment, development, marketing and construction risks.

The preliminary master plan contemplates approximately 1,047 residential units, consisting of approximately 497 single-family residential lots and approximately 550 apartment units, together with mixed-use commercial components. The final master plan, including the definitive number of units, mix, density, phasing and target pricing, remains subject to design development, regulatory approvals, financing availability and market conditions.

The economic consideration payable to the Esencia Sellers consists of (i) fixed advance payments aggregating $1.5 million, payable at specified development milestones, which are non-refundable and shall be credited against, and not be in addition to, the variable consideration; (ii) variable consideration based on gross sales revenue; and (iii) a minimum guaranteed consideration of $5.0 million over a six-year period from the constitution of the Esencia Development Trust. If the aggregate consideration paid to the Esencia Sellers within such six-year period reaches $5.0 million, the minimum obligation is automatically satisfied; if it does not, the Company will pay the difference in a single payment at the end of the period.

As of the date of this prospectus, the Esencia Project remains at the pre-development stage. The definitive transaction documents have not yet been executed, the Esencia Development Trust has not yet been constituted, the Esencia Properties have not yet been contributed to the trust, no construction permits have been obtained, no pre-sales have commenced and no definitive pricing has been established.

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We have pioneered the concept of sustainable micro-cities as a comprehensive response to the growing demand for first and second homes among Latin America’s expanding middle class and other strategic market segments. These micro-cities are designed not only to meet housing needs but also to address the challenges posed by unplanned urban growth in the region. By integrating residential, commercial, and public infrastructure within a master-planned environment, our developments offer a structured, resilient, and livable alternative to the fragmented and inefficient urban models that dominate many Latin American metropolitan areas. This approach positions us at the forefront of inclusive, scalable, and ESG-aligned urban development.

Our operations began in 2024 and we remain at an early stage. We are currently focused on land structuring, planning, permitting, design and financing workstreams for our developments. We have not commenced unit sales or pre-sales and we do not have clients. We may enter into discussions or preliminary arrangements with third parties in connection with certain components of our projects; however, any such arrangements are subject to definitive documentation and conditions, and there can be no assurance that any contemplated transactions will be executed or will generate revenues. Accordingly, we do not present projections of future revenues in this prospectus.

As we continue to grow, we aim to consolidate our position as a category leader in sustainable real estate in Latin America, supported by a robust pipeline of future projects, a dynamic investment strategy, and a focus on value creation for all stakeholders. Our fully integrated model allows us to maintain high standards across all project phases while remaining agile in responding to evolving market and regulatory conditions. For more information about our portfolio and strategic vision, see “- Our Portfolio”.

We may continue to evaluate additional prospective land acquisition and development opportunities in Latin America. However, no such additional opportunities are included in our current portfolio unless expressly described in this prospectus. Our current portfolio consists of the Lipangue Project in Chile, the Laguna Grande Project in Colombia, the Panama Norte Project in Panama, and the Quirazú Project and the Esencia Project in Costa Rica.

As of the date of this prospectus, there are no final agreements in connection with the four prospective land acquisitions. We are currently conducting architectural feasibility studies, market demand analyses, regulatory assessments, and financial projections for each prospective site. These opportunities may never progress beyond the study phase and may not materialize into definitive agreements or actual developments.

Our Business Model

We have developed an investment strategy focused on our consolidation as a leader in infrastructure development and community building in Latin America for the growing middle class, to expand our operations in different regions. Our business model centers around the execution of sustainable real estate projects called microcities. These microcities represent a comprehensive approach to large-scale residential development, combining a high number of housing units with a wide range of recreational and commercial services, aimed at meeting the needs of an aspirational demand segment.

The projects include the management and maintenance of the necessary infrastructure to ensure the microcities function optimally.

In addition to housing construction, our business model includes the provision and maintenance of critical infrastructures, which serve as the foundation for the development and implementation of basic services such as electricity and drinking water networks. This approach not only improves the quality of life within the microcity but also promotes greater efficiency in resource management.

We operate under an outsourcing model that prioritizes collaboration with professionals specialized in key areas for the development of sustainable microcities, such as construction, urban design, energy efficiency, and environmental management. The outsourcing process is carried out through a rigorous bidding procedure, involving at least three bidders. During this process, both the economic proposals and the track record of the bidding companies are evaluated. Critical aspects such as the professional team assigned by each company and the technical viability of the proposals presented are also analyzed. This method ensures transparency in selecting strategic partners and optimizes resources to achieve project goals efficiently and sustainably.

In a market characterized by its cyclical behavior, we have designed an international expansion strategy based on the strategic acquisition of land to accelerate the offering of our microcities. This approach not only addresses current macroeconomic trends but also ensures greater resilience against adverse economic cycles.

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Similarly, we specialize not only in creating microcities but also in committing to sustainable real estate development that covers both construction and the environmental impact, as well as integration with the surrounding environment. This holistic approach allows us to lead in the creation of urban spaces that combine comfort and functionality with social and environmentally responsible practices. We expect a significant increase in the number of clients for our microcities, who will be offered services such as electricity generated from clean energy sources and comprehensive water conservation solutions.

In this sense, our business model is based on vertical integration, optimizing revenue generation and diversification. We also seek to establish additional service-related revenue streams through various services related to microcity management.

The main sources of income include the development of commercial and hotel projects, designed to generate sustainable long-term cash flows. We plan to directly manage some of these projects; however, for those requiring additional specialization, we will outsource to sector-expert firms.

For commercial units, depending on the needs and scope of the project, we may delegate management to subcontracted companies. In the hotel sector, we will collaborate with renowned hotel operators, such as our alliance with Marriott, where hotel management will be carried out in conjunction with Aimbridge Hospitality. We may engage third-party hotel operators and managers for hospitality components, subject to definitive agreements, brand standards and project-level milestones. There can be no assurance that any such arrangements will be implemented on the contemplated terms or timeline.

This strategic approach will strengthen our financial position by promoting cohesive and sustainable microcity development, aligned with the interests of residents, merchants, and investors.

Furthermore, we will manage the supply of basic services within our microcities, such as electricity and drinking water, generating continuous revenue through the billing of these services. This combination of one-time and recurring income strengthens our financial stability and economic resilience, consolidating our market position.

To develop the planned projects, we expect an estimated investment of approximately $1.075 billion, distributed as follows:

●	$235 million for Colombia,

●	$67 million for Panama, and

●	$412 million for Chile.

●	$170 million for Costa Rica Quirazú.

●	$191 million for Costa Rica Esencia.

We expect that the substantial majority of later-stage development and construction costs will need to be funded through a combination of project-level commercial bank financing, customer pre-sale deposits, to the extent available, additional equity or debt financings, intercompany advances and potential strategic partners or co-investors. The Company has held preliminary, non-binding discussions with various financial institutions, including Banco Santander, BAC and Bancolombia, regarding potential construction financing for certain projects. Any such financing remains subject to further negotiations, due diligence, credit approvals, collateral requirements, project-level conditions and other standard lender requirements. As of the date of this prospectus, no pre-sales have commenced for any project, and no definitive construction financing agreements or binding construction financing commitments currently exist.

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Nevertheless, we may evaluate alternative capital sources and contingency financing strategies, including additional equity or debt financing, strategic partners, co-investors and project-level financing arrangements. We do not intend to draw any amounts under the LDA equity subscription facility and have not included any proceeds from that facility in our liquidity planning, use of proceeds or expected funding sources disclosed in this prospectus.

While we believe our microcity model offers a differentiated and scalable approach to sustainable real estate development in Latin America, we are an early-stage company with limited operating history. We commenced operations in March 2024 and, as of the date of this prospectus, have not yet initiated unit sales. Accordingly, the implementation of our business model remains subject to various factors inherent to large-scale real estate development, including execution capacity, access to financing, permitting and regulatory approvals, market absorption rates, and macroeconomic conditions. Although our strategy is designed to promote long-term value creation and recurring revenue generation, its successful execution will depend on our ability to advance projects from planning to commercialization and stabilization stages in a timely and efficient manner.

Our Competitive Strengths

The competitive strengths reflect our strategic positioning and project structuring approach. However, as an early-stage company whose projects are currently advancing through pre-development phases, the performance of these strengths will depend on our ability to successfully secure financing and execute construction in accordance with market conditions.

Diversified Land Portfolio and Geographic Expansion Strategy

We hold a strategically diversified portfolio of projects in Chile, Colombia, Panama and Costa Rica in key urban growth areas and selected residential or mixed-use destinations, including the outskirts of major Latin American cities such as Santiago de Chile, Cartagena de Indias, Panama City and the Greater Metropolitan Area of San José, as well as Liberia, Guanacaste. These locations are selected based on macroeconomic, urban development, market demand, regulatory and project-specific considerations. Our current geographic diversification strategy is designed to mitigate concentration risk, although our projects remain subject to permitting, financing, market absorption and execution risks. As of the date of this prospectus, no pre-sales have commenced for any project.

Although the preliminary master plans for the Quirazú Project and the Esencia Project contemplate approximately 1,150 and 1,047 residential units, respectively, both Costa Rican projects remain at the pre-development stage and the definitive number of units, mix, density, phasing and target pricing remain subject to design development, regulatory approvals, financing availability and market conditions. Accordingly, we have not included a percentage breakdown of our current portfolio by residential units.

Our future investment strategy is driven as well by geographic diversification and adaptability to the specific socio-economic, regulatory, and urban realities of each market. Product typologies and development models are tailored to local demand-ranging from middle-income residential solutions to branded residences and tourism-oriented assets-ensuring relevance, resilience, and long-term value creation. We believe this regional footprint positions us to capture medium- to long-term urban housing demand across multiple jurisdictions.

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Professional Management.

The responsibility for managing investments throughout the entire business cycle lies with us, facilitating comprehensive control over the development of the projects:

●	Analysis of attractive prospective investments.

●	Development of construction designs and community planning.

●	Coordination, maintenance, and internal control of the professionals involved in the development of the projects.

●	Management and control of construction budgets.

●	Management and control of execution timelines.

●	Proven experience in marketing tasks.

●	A professional team of technicians and managers within the Company.

●	A budget dedicated to investment in technology and management tools to maximize efficiencies.

The team includes professionals with prior experience in real estate development, finance, engineering, architecture, and sustainable urban planning across Latin America and Europe. While the Company itself commenced operations in March 2024, the collective experience of its leadership team supports the structured advancement of our current projects toward pre-sales and construction phases adapting the property typology to the specific needs of each market.

Vertically Integrated Business Model

We operate under a vertically integrated structure that encompasses the full real estate value chain – from land acquisition and master planning to project development coordination, marketing, and long-term asset management. This model is designed to enhance efficiency, cost control, and consistent quality across all stages, while maximizing value creation and enabling us to swiftly adapt to market conditions and client demands. As our projects progress toward commercialization and construction, the effectiveness of this structure will depend on execution, market absorption and access to capital.

Multidisciplinary Expertise Enabling the Implementation of Innovative Know-How

We leverage advanced construction technologies and a multidisciplinary management team to drive innovation and efficiency across all phases of development. Our team, composed of European professionals with proven experience in Latin America, brings together deep know-how in real estate, finance, engineering, architecture, and sustainable development. This cross-border expertise enables us to design scalable master plans tailored to local regulatory frameworks and infrastructure requirements. As project move toward pre-sales and execution phases, this know-how and the implementation of cutting-edge solutions is intended to support efficient implementation and risk management in order to deliver high-quality, sustainable projects.

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Market-Aligned Urban Housing Solutions with an ESG Commitment

We have developed an urban model that directly addresses the growing demand for integrated housing solutions (both, first and second homes) among the expanding Latin American middle class and other specific market segments. This demand-driven approach has led to the creation of the microcity concept-integrated urban developments that combine residential, commercial, and social infrastructure within a sustainable and scalable framework. The model is rooted in a deep understanding of local dynamics and guided by ESG principles, with the social pillar playing a fundamental role. We believe that aligning urban planning with regional needs and sustainable development objectives, positions us for scalable long-term and high-impact development once projects reach market launch.

Our Strategy

Develop, sale and improve our current portfolio

We aim to position ourselves as a reference in the Latin American real estate industry through the continuous development, commercialization, and enhancement of our current portfolio. Our projects are conceived with a deep understanding of market dynamics, urban development needs, and client expectations, ensuring high-quality, market-aligned solutions with a strong commitment to eco-efficiency and sustainability. We are dedicated to creating long-term value through a robust management model and an experienced team that provides tailored, professional service. Our approach is guided by a process of continuous improvement and adherence to international standards of quality, including the ISO 9001:2015 framework, ISO 45001:2018 and others.

Invest and divest for continuous value creation

As part of our long-term strategy to optimize and strengthen our portfolio, we actively identify regions, industries, and emerging markets where our integrated development model can generate meaningful value. We focus on opportunities where tailored real estate concepts-such as our microcity developments-can address specific structural needs, including housing deficits and infrastructure gaps.

Our developments are conceived with a comprehensive and future-ready approach, integrating high-quality design, sustainable construction standards, and flexibility to meet evolving market demands. Where applicable, our assets may include infrastructure for renewable energy generation, efficient resource management, and environmentally responsible building practices.

2025-2027 Accelerated Growth Plan

Our medium-term strategic vision defines an accelerated growth plan for the 2025-2027 period, aimed at consolidating our regional presence and capitalizing on the successful implementation of our integrated development model. This plan includes the advancement of our current projects in Chile, Colombia, Panama and Costa Rica, as well as the evaluation of additional opportunities in Latin America, including potential future opportunities in the Dominican Republic and other markets. Any such additional opportunities remain subject to sourcing, due diligence, definitive documentation, financing and market conditions. Our current and future projects are intended to create value through disciplined project selection, local execution capabilities and collaboration with local advisors, contractors and strategic counterparties where appropriate.

Our Portfolio

Microcity Projects

We continuously evaluate new development opportunities and land acquisitions aligned with our strategic vision, including residential and mixed-use projects in high-potential locations across Latin America. As of the date of this prospectus, we are advancing the development of several master-planned communities and tourism-focused assets, supported by long-term partnerships with globally recognized brands. These projects reflect our commitment to sustainable growth, design excellence, and value creation for investors and local communities alike.

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The table below summarizes our current development projects as of the date of this prospectus, including projects held through contractual acquisition or development rights and binding term-sheet rights subject to conditions precedent.

Project	Location	Total Area (in sq. m.)	Total expected investment (US$ millions)	Expected Completion Date	Phase 1 Units	Phase 1 Expected Investment (US$ millions)	Expected Phase 1 completion date	Type of residence
South America		1,439,985	647		100	13.3
Lipangue	Santiago de Chile, Chile	1,001,700	412	2042	50	7.5	Dec. 2029	First and second residences
Laguna Grande	Cartagena de Indias, Colombia	437,985	235	2032	50	5.8	Feb. 2028	First and second residences
Central America		1,238,193	428		250	34.4
Panama Norte	Panama City, Panama	12,593	67	2030	150	20.4	Aug. 2028	First residences
Quirazú	La Unión, Cartago, Costa Rica	910,000	170	2035	50	6.5	Mar 2029	First and second residences
Esencia	Liberia, Guanacaste, Costa Rica	315,600	191	2034	50	7.5	June 2028	First and second residences / mixed-use

Pre-sales and project financing

We have not commenced unit sales or pre-sales in any of our current developments and, accordingly, the percentage of units pre-sold in our current developments is 0% as of the date of this prospectus. In certain Latin American markets, construction lenders may require pre-sales thresholds and buyer deposits as a condition to advancing construction financing. Any such requirements, if applicable, will depend on project phase, lender criteria, market conditions and regulatory considerations. If we are unable to achieve any required pre-sales thresholds (if any) or otherwise secure construction financing on acceptable terms, we may be required to delay construction, phase development over a longer period, seek additional equity contributions or alternative financing sources, reduce scope, or pursue strategic partners. There can be no assurance that we will obtain project-level financing on acceptable terms, or at all.

Santa Ana in Chile - Lipangue Project

Location

The Lipangue project is located within the municipality of Lampa, Province of Chacabuco, Santiago Metropolitan Region, approximately 20 kilometers north of downtown Santiago and approximately 10 kilometers from the urban center of the town of Lampa. The municipality of Lampa is a large administrative unit encompassing both urban and rural areas; the project site is located within the municipality’s boundaries, in the AUDP-designated area relevant to the project. Additionally, it is situated approximately 120 kilometers from the port city of Valparaíso and approximately 19 kilometers from Arturo Merino Benítez International Airport.

Lipangue spans an area of over 100 hectares, of which 67.88 hectares are designated as “Priority Urban Development Areas (“AUDP”)” zones identified as priority areas for urban development in Chile. For Lipangue, these 67.88 hectares are allocated for the development of 2,500 residential units. The sellable area for this project amounts for up to 340,000 square meters.

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The nature of rights and acquisition structure

On August 14, 2024, the Company entered into a Memorandum of Understanding (MoU) with the current holders of the property known as “Fundo El Huingán de Lipangue”. The parties extended the initial phase under the MoU through June 15, 2026. The MoU establishes a two-stage acquisition structure for approximately 100.17 hectares, including 67.88 hectares.

Our interest in the Lipangue property arises from a binding Memorandum of Understanding (MoU) under which, upon satisfaction of the applicable conditions and payment of the agreed purchase price, the Company (or its designated special purposes vehicle) will acquire fee simple ownership (dominio pleno) of the relevant land parcel, as registered in the corresponding Chilean Real Estate Registry (Conservador de Bienes Raíces), constituting the highest form of property interest under Chilean law. Until execution of the applicable purchase deed (escritura pública de compraventa) and completion of registration, the Company holds a contractual right to acquire the property and does not hold legal title or a registered interest in the land.

Stage One – Acquisition of Sub-Lote II AUDP: The first stage contemplates the acquisition of approximately 13.57 hectares for a fixed purchase price of UF 33,600 (approximately €1.25 million at current exchange rates), payable upon execution of the purchase deed and released upon registration of title in the corresponding Real Estate Registry, with completion of this stage subject to the fulfillment of certain customary suspensive conditions as set forth in the binding Memorandum of Understanding.

Stage Two – Acquisition of Remaining Property:

Following successful completion of Stage One, we would acquire sub-Lote I AUDP (approximately 10 hectares); and the remainder of the property (approximately 76.6 hectares). The price structure for this second stage includes a commercial valuation-based price (subject to agreed parameters) with a long-term payment structure extending up to 20 years.

As of the date of this prospectus, no transfer of ownership has occurred and we have not recognized any asset or liability related to the property. No deposit, advance payment, or recorded encumbrance exists in favor of the Company.

Relationship Between Acquisition Stages and Development Phases

The two stages described above refer to the sequential land acquisition structure under the MoU. The development phases described below refer to the anticipated operational and construction sequence of the project after the relevant land acquisition and project conditions are satisfied. Accordingly, the acquisition stages and development phases relate to different aspects of the project and should not be read as the same sequence.

Material Liens, Mortgages and Encumbrances

The investors have represented that the property is free of mortgages, liens, prohibitions, litigation, or encumbrances that would limit ownership rights. As of the date of this prospectus there were no recorded mortgages, charges, or material encumbrances affecting the portion subject to acquisition, based on representations received. We have not granted or assumed any financing secured by this property.

Project Development Plan

The Lipangue project is a planned as a large-scale mixed-used project that follows a vertical integration model that intends to control over every phase of the process from constructing residential complexes and essential services to the design, planning, and building phases. The project is planned to be developed over approximately 15 years (2027-2042) currently in the urban and infrastructure planning stage, intending to develop 2,500 residential units. The first pre-sale phase is projected for the first quarter of 2028. Phase I is currently expected to comprise approximately 50 residential units, with estimated Phase I investment of approximately $7.5 million and an expected completion date of December 2029, subject to final design, permitting and financing.

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This project is designed to meet the needs of Santiago de Chile’s growing urban population, targeting the middle class and first-time homebuyers. It appeals to those seeking areas with quality infrastructure, connectivity, and services, offering an integrated and affordable living experience.

Residential Unit Description

The Lipangue project currently contemplates a large-scale residential community expected to consist primarily of first-home residential units oriented to middle-income family demand in the Santiago metropolitan area.

The current development concept includes a mix of residential typologies permitted by the applicable zoning and master plan framework, consisting of approximately 1,400 townhouses, approximately 300 single-family detached homes and approximately 800 apartment units, for a total of approximately 2,500 residential units. Indicative unit sizes are expected to range from approximately 50 to 80 square meters of built area for apartment units, with townhouses and single-family homes expected to be larger depending on final design.

Based on our preliminary market analysis and comparable developments in the municipality of Lampa and the northern Santiago metropolitan area, target prices are currently expected to range from approximately 5,550 UF to 7,500 UF, (US$ 250,000 to US$ 337,000) per unit, depending on unit typology, size and location within the master plan. These estimates are preliminary and have not been validated through pre-sales or binding purchase commitments. The final unit mix, density, size, configuration and pricing of the residential units remain subject to design development, subdivision and construction permitting, infrastructure readiness, financing availability, market absorption rates and prevailing economic conditions at the time of commercialization.

We may adjust the proportion of each typology within the overall unit mix in response to market demand, permitting outcomes and project phasing considerations. No pre-sales have commenced, and no definitive pricing has been established.

Lampa’s current connectivity, including access to Santiago’s downtown and business hub via Route 5 North, makes it an attractive option for families and individuals interested in townhouses, detached homes, or other horizontal construction types. Given Santiago’s population density, the northern part of the metropolitan area emerges as a viable alternative. Moreover, Lampa’s regulatory framework allows for controlled vertical densification, attracting the city’s growing aspirational middle class.

The project plan includes parks, commercial areas, sports zones, and essential infrastructure for public spaces such as main roads, bike paths, and pedestrian streets. As in all Santa Ana projects, basic services like water supply, sewerage, and electricity are also planned. Additionally, long-term maintenance and management of the micro-city are envisioned.

Development program

The phasing structure of the Lipangue Project contemplates an initial Urban and infrastructure planning stage (2025–2026), including subdivision approvals, environmental and urban permitting, master plan design, infrastructure design, and market studies and feasibility assessments, followed by Phase I (2027–2028), which is expected to include the development of initial residential clusters, construction of primary infrastructure, and the launch of sales, with pre-sales; Phases II–III (2028–2032) are projected to involve the progressive residential build-out together with the development of commercial amenities and community infrastructure; and the final phase (2032–2042) is anticipated to complete the remaining residential units and finalize public and park areas within the master plan.

Financing structure

The Company expects to finance the acquisition, pre-development, and phased construction of the Lipangue Project through a combination of corporate sources, project-level structures, and customary pre-sales proceeds as the project advances. According to the agreement, all direct and indirect costs incurred in each stage contemplates a defined pre-construction cost framework for studies, permitting, and pre-sales activities, as well as cost-sharing mechanics for certain extraordinary items. As development advances, the Company may evaluate third-party financing alternatives at the SPV and/or project level, including secured credit facilities and construction financing, consistent with market practice and lender requirements.

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Integration and Sustainability Strategy

From SAGE Chile’s perspective, implementing sustainable measures is essential for ensuring a positive impact on the community and the environment. We are committed to creating resilient and inclusive infrastructure that facilitates efficient transportation and integrates accessible green and recreational spaces.

Key measures include conserving the natural watercourses surrounding the site and ensuring proper wastewater and waste disposal, which protects local ecosystems and promotes residents’ health and well-being. By fostering a sustainable and livable environment, SAGE Chile aims to position its project as a model for urban development through early planning, contributing to the community’s quality of life.

Land Zoning Plan

The Lampa region is located to the north of Santiago, Chile. It is known for its mixed urban and rural development. Over the years, it has experienced significant growth due to its proximity to the capital and the expansion of the metropolitan area. In this regard, Lampa has seen an increase in the construction of residences and infrastructure investment, as it has developed into an attractive option for those seeking to live near Santiago but in a less congested environment, taking into account the growing population demand within the municipality of Lampa and its surroundings.

Although there is currently no geographic planning instrument specific to the Lampa Community to regulate the development and growth of urban areas, regulation has been managed through the Santiago Metropolitan Regulatory Plan (“PRMS”), in effect since December 1997, when it incorporated the Chacabuco province, which includes the regions of Colina, Lampa, and Til-Til. This update introduced the concept of “conditioning” for this territory, establishing the ZUDC and AUDP zones, described below:

●	Urbanizable Areas of Conditional Development (“ZUDC”): Areas that are urbanizable but subject to specific conditions that must be met before development can take place.

●	Urbanizable Areas of Priority Development (“AUDP”): Urbanizable areas identified as a priority for development, with a focus on accelerating their urbanization and facilitating growth, located around existing cities. This is the regulatory framework applicable to the Lipangue project.

This new approach aims to establish clear rules for megaprojects whose scale involves the creation of new cities. With this in mind, the land where the Lipangue Project is located is within the urban expansion boundary and falls under the regulations of the AUDP, characterized by being areas prioritized for urban development. This promotes an optimal environment for the rapid development of the project and defines a niche market focused on first-time housing.

It is important to note that the regulatory plan applicable to the Lampa region includes updates to land use planning as well as building and subdivision regulations. Specifically, for the municipality, which previously only had one urban area, new urban boundaries were defined for the localities of Batuco, Sol de Septiembre, and Estación Colina, as well as an expansion of the urban limit in the Lampa locality.

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The Lipangue Project site is located within the municipality of Lampa, Province of Chacabuco, Santiago Metropolitan Region, Chile, in the northern portion of the area covered by the Santiago Metropolitan Regulatory Plan (Plan Regulador Metropolitano de Santiago, or PRMS). The PRMS identifies the relevant area as an Urbanizable Area of Priority Development (Área Urbanizable de Desarrollo Prioritario, or AUDP). The project site relates to approximately 100.17 hectares known as Fundo El Huingán de Lipangue, including approximately 67.88 hectares classified as AUDP. The red outline on the map below indicates the approximate location of the Lipangue Project site within the AUDP area. The map is provided for illustrative purposes only and is not a cadastral survey.

El Molino
Lampa Zoo
Lo Solar
Chicureo
Caren
El Divisadero
Lampa
Mina
57
Valle Grande
La Palma
57
Reserva Los Canelos de Miraflores
Quilicura
70
Valle Lo Campino
Aeropuerto Internacional Arturo Merino Benítez
La Chupalla
70
5
68
Plaza de Renca

Metropolitan Regulatory Plan of Santiago Applicable to the Lipangue Project Site

Yellow shading: AUDP-designated area. Red outline/pin: approximate Lipangue Project site. Source: PRMS, as adapted by the Company.

This plan, with its updates on land use zoning as well as building and subdivision regulations, opens new opportunities for Santa Ana in the development of microcities. The definition of new urban boundaries in Batuco, Sol de Septiembre, and Estación Colina, along with the expansion of the urban limit in Lampa, allows us to explore strategic land for the growth of real estate projects. These modifications may facilitate the construction of housing and infrastructure necessary to attract new investments.

Preliminary Design of the Lipangue Project

Considering urban growth and the planning needs for real estate development in the area, the contemporary preliminary design proposed for the Lipangue Project harmoniously integrates with the central spaces of the urbanization, such as sports and recreational areas. This interconnection not only strengthens the project’s cohesion with its surroundings but also promotes the conservation of green and safe spaces, achieving a balance between development and environmental preservation.

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Santa Ana in Panama - Panama Norte Project

Location

The Panama Norte project is located 20 kilometers from downtown Panama City, in the San Miguelito District, which administratively belongs to the Province of Panama. It is situated 12 km from Tocumen International Airport and 70 kilometers from the city of Colón.

Panama Norte spans an area of over 12,593 square meters, all of which is designated for high-density residential use. The sellable area for this project amounts to approximately 47,800 square meters.

Material Liens, Mortgages and Encumbrances

As of the date of this prospectus, we have not granted, and we have not assumed, any mortgages or other financing secured by the project land. We rely on contractual representations from counterparties regarding the absence of recorded mortgages, liens, prohibitions, litigation or other encumbrances that would materially limit ownership or development rights; however, there can be no assurance that undisclosed or future encumbrances will not arise.

Project Development Plan

The Panama Norte project follows a vertical integration model that allows us to control every phase of the process, from design and planning to the construction of residential complexes, associated services, and the future management and administration of the microcity. Currently, the project is in the urban planning and design stage, aiming to develop 650 residential units, with the first pre-sale phase scheduled for the fourth quarter 2026. Phase I is currently expected to comprise approximately 150 apartment units, with estimated Phase I investment of approximately $20.4 million and an expected completion date of August 2028, subject to final design, permitting and financing.

Panama Norte is a mixed-use project that incorporates various residential typologies, primarily vertical construction, catering to diverse demand profiles. It offers a secure and harmonious environment surrounded by nature, ideal for middle and upper-middle-class families in Panama City looking to purchase their first home, as well as foreign residents seeking a second home.

In addition to housing construction, the project includes developing infrastructure for essential public services, such as water supply and electricity, ensuring the full functionality of all project phases. The site is equipped with first-class infrastructure and high-density residential zoning, given its location within the metropolitan area of Panama. As stated, the sellable area is 47,800 square meters, primarily allocated to housing construction, with the remainder designated for recreational spaces such as playgrounds, swimming pools, and multipurpose halls.

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Integration and sustainability strategy

SAGE Panama is committed to implementing sustainable measures in the project’s development, focusing its strategy on optimizing the distribution and storage of water and energy resources. Since the site already features first-class infrastructure, planning emphasizes optimization systems for the long-term management of water and energy resources, considering the surrounding area. Additionally, as the site falls under the current Territorial Planning Plan of the Panama District, and the growth of the San Miguelito District will also adhere to the guidelines of the Local Territorial Planning Plan, SAGE Panama will prioritize its corporate social responsibility activities in actively managing and monitoring surrounding areas of influence. This ensures that planning processes prioritize the conservation and protection of the environment and native species.

The measures adopted will not only contribute to the sustainability of the local ecosystem but also enhance community resilience, providing a healthier and comfortable environment for all residents.

Land use planning for the project site

Under the regulations of the Local Land Use Plan, the site is classified primarily as a high-density developable area, allowing for duplexes, multifamily housing, and row housing developments. The maximum density and minimum square meters for each zoning designation are as follows:

Zone Code	Land Area	People per 10,000
	(in square meters)
RM:	600	600
RM-1:	600	750
RM-2:	800	1,000
RM-3:	800	1,500

Multifamily Residential (RM) areas are categorized as follows:

●	High-Density Residential (RM) and (RM-1): Permitted uses; construction, reconstruction, or modification of multifamily buildings, duplex houses, and row houses. Complementary constructions such as educational, religious, institutional, cultural, philanthropic, healthcare buildings, and offices will be allowed, provided these structures do not cause harm to neighbors or adversely affect the multifamily residential character of the area. Commercial establishments on the ground floor of buildings for the sale of general consumer goods are permitted. Compatible uses: small sheds, storage units, huts, swimming pools, as long as these uses, and their structures do not harm neighbors or affect the residential character of the area. Net density: 600 inhabitants/hectare. Minimum lot area: 600 square meters per apartment building. Maximum occupancy area: 60% of the lot area. Minimum free area: 40% of the lot area.

●	High-Density Residential (RM-2): Permitted uses: only the construction, reconstruction, or modification of multifamily buildings, duplex houses, and row houses is allowed. The construction of educational, religious, institutional, cultural, philanthropic, healthcare buildings, and offices is permitted, provided these structures do not harm neighbors or adversely affect the multifamily residential character of the area. Commercial establishments on the ground floor of buildings for the sale of general consumer goods are allowed. Compatible uses: small sheds, storage units, huts, swimming pools, as long as these uses, and their structures do not harm neighbors or affect the residential character of the area.Net density: 1,000 inhabitants/hectare. Minimum lot area: up to 800 square meters per apartment building. Maximum occupancy area: 100% of the construction area with setbacks on the ground floor. Minimum free area: as determined by the application of setbacks.

●	High-Density Residential (RM-3): Permitted uses: the same as for RM-2 Compatible uses: the same as for RM-2. Net density: 1,500 inhabitants/hectare. Minimum lot area: 800 square meters per apartment building. Maximum occupancy area: 100% of the construction area with setbacks on the ground floor. Minimum free area: as determined by the application of setbacks.

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Additionally, a smaller percentage is designated under the combined residential zone classification, allowing for the construction of common areas for recreation, social spaces, green areas, or garden spaces that create a pleasant living environment while preserving the natural surroundings.

The urban development of the San Miguelito district will be influenced and driven by infrastructure projects such as the construction of the cable car system, which will further enhance connectivity in the area. In this context, the government has planned an administrative territorial planning plan for the future, which will allow for the proper organization of the projected construction perimeters in San Miguelito.

Preliminary Design of the Panama Norte Project

In this context, the urban concept of the Panama Norte project creates an image of a contemporary city with high architectural quality, giving the development a distinctive identity. The Caribbean focus is emphasized, with special attention to the landscape and integration with nature. Water preservation and management are key aspects, and urbanization will be organically organized to harmonize with the natural surroundings.

Santa Ana in Colombia – Laguna Grande Project

Location

The Laguna Grande project is being developed in the city of Cartagena de Indias. The Laguna Grande project is located 30 km from the center of the coastal city of Cartagena de Indias. It administratively belongs to the Bolívar department, and is situated 35 km from Rafael Núñez International Airport.

The project covers an area of over 43.79 hectares, of which 10.8 hectares are designated for building land. Additionally, the estimated sellable area associated with this project amounts up to 136,000 square meters.

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Material Liens, Encumbrances and Trust Limitations

As of the date of this prospectus, we have not granted, and we have not assumed, any mortgages or other financing secured by the project land. To the extent any land-related payments are held through fiduciary or escrow arrangements, such arrangements are intended to secure the contractual payment mechanics and do not constitute debt secured by the land. We rely on contractual representations from counterparties regarding the absence of recorded mortgages, liens, prohibitions, litigation or other encumbrances that would materially limit ownership or development rights; however, there can be no assurance that undisclosed or future encumbrances will not arise. See “—Legal Business Structure—Santa Ana in Colombia—Material Terms of the Laguna Grande Trust Agreement” for a description of the Laguna Grande trust arrangements. As of December 31, 2025, we recognized a non-current liability to land contributors of €1.013 million ($1.189 million) in connection with these arrangements.

Project Development Plan

This project follows a vertical integration model that will allow control over each phase of the process, from the construction of residential complexes and associated services to the execution of design, planning, and construction.

It is currently in the design phase and marketing strategy development for the construction of more than 1,800 residential units. The first pre-sale phase is projected for the fourth quarter of 2026. Phase I is currently expected to comprise approximately 50 units/components, with estimated Phase I investment of approximately $5.8 million and an expected completion date of February 2028, subject to final design, permitting, financing and final phasing of the hospitality and residential components.

Laguna Grande Project - Catastral Map of Barú Island

The project is aimed at the growing urban middle-class population of the main and intermediate cities along the Colombian coast, interested in first homes with spacious areas that provide security and uninterrupted, high-quality basic services. It also includes homes with recreational and commercial environments, featuring recreational and sports areas for both children and adults, as well as commercial premises.

Additionally, a second market niche is identified: the aspirational population seeking a second recreational home, consisting of residents from major cities in the country and foreigners interested in real estate investments.

In this regard, the common areas of the project include commercial areas, private beaches, a social club, and a hilltop viewpoint. These features will add significant appeal to the project by providing high-quality services and entertainment for the residents of Laguna Grande project.

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Marriott International and Aimbridge Hospitality Agreements

In connection with the Laguna Grande project, Laguna Grande S.A.S. has entered into project-level hospitality arrangements relating to the contemplated hotel and branded residence components of the project, consisting of three principal agreements described below.

These hospitality arrangements are intended to enhance the commercial positioning of the Laguna Grande project by supporting brand recognition, marketing visibility, operating know-how and product differentiation for the contemplated hotel and branded residence components. The Company believes these arrangements may improve the project’s attractiveness to prospective purchasers, guests, lenders and potential strategic partners; however, these arrangements do not eliminate the development, financing, permitting or execution risks associated with the project.

Courtyard by Marriott Franchise Agreement

On December 11, 2023, Laguna Grande S.A.S. (as franchisee) entered into a franchise agreement with Marriott Worldwide Corporation for a Courtyard by Marriott hotel with a capacity of 180 guestrooms. Under the agreement, the Company is responsible for the design, construction and financing of the hotel at its own cost, in accordance with Marriott brand standards. Marriott has no obligation to fund construction or development costs. The agreement provides for tiered room sales royalties that increase over the initial years of operation, together with a marketing contribution based on a percentage of monthly gross revenues. The agreement establishes construction and opening milestones and is subject to customary conditions, representations and termination provisions.

The Company believes the Marriott branding may support the positioning, commercialization and operating profile of the contemplated hotel component of the Laguna Grande project.

Apartments by Marriott Bonvoy, Branded Residences

On March 11 2026, Laguna Grande S.A.S. entered into a term sheet with Marriott Worldwide Corporation for the development of 120 guestrooms and approximately 395 branded residences under the “Apartments by Marriott Bonvoy” brand. Under this arrangement, the Company pays a residential sales fee based on a percentage of branded residences gross revenues upon handover or deed issuance and is required to fund a Furniture, Fixtures, and Equipment (FF&E) reserve from gross revenues that escalates over the operating term, together with a construction defects reserve based on a percentage of residential gross revenues.

The Company believes the contemplated branded residence component may enhance the project’s market differentiation and appeal to domestic and international buyers seeking hospitality-linked residential products.

Aimbridge Hospitality Hotel Management

On November 20, 2024, Laguna Grande S.A.S. (as owner) entered into a letter of intent with Gestor de Activos Prisma, S.A.P.I. de C.V. (operating under the Aimbridge Hospitality platform) for the management of the Courtyard by Marriott hotel. The operator receives a base management fee calculated as a percentage of gross operating revenues and an incentive fee calculated as a percentage of gross operating profit. The owner has the right to terminate the agreement if the hotel fails to achieve specified performance thresholds relative to budgeted operating profit and competitive set benchmarks for a defined period. Early termination by the owner without cause after a specified period is subject to a termination penalty.

The hotel and branded residence components remain subject to pre-development, financing, permitting and final project phasing. Construction has not commenced. The common areas of the project are currently contemplated to include commercial areas, private beaches, a social club and a hilltop viewpoint, subject to final design development and implementation of the relevant project phases.

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The Company believes that engaging an experienced hospitality operator may support operational execution and service quality for the contemplated hotel component, if the management arrangement is finalized and the hotel is developed.

Integration and Sustainability Strategy

In the development of the project in Colombia, SAGE Colombia is committed to implementing sustainable measures that create environments in harmony with nature and preserve non-urbanized and non-developable areas. This approach includes the creation of protection and conservation areas on the land, which is a strategic pillar of the initiative. To ensure the correct conservation and recycling of water resources within the urban complex, advanced water filtration technologies and biodegradable materials for treatment will be incorporated.

Furthermore, SAGE Colombia plans to foster the growth of surrounding areas, particularly those dependent on the tourism sector, through direct support to local communities and the formation of strategic partnerships. This approach will not only benefit the communities but will also enrich the project by integrating the local population into the development process and ensuring a positive impact on the regional economy. In this way, we position ourselves as an agent of change that promotes sustainability and social cohesion.

Land use planning of the project site

The 2023-2035 vision for the city of Cartagena focuses on the development of a sustainable territory where the population enjoys a high quality of life, maintaining a harmonious relationship with the environmental and heritage surroundings, and effectively managing risks. This goal is framed within the Territorial Planning Plan (2023-2035), which is currently in the formulation process, with adoption expected to begin in mid-2025. The proposed territorial occupation model recognizes the functional interactions between districts and metropolitan areas, addressing urban, rural, and island territorial facts. The plan articulates these elements through the use of water as a structuring factor and a catalyst for tourism, port, and industrial activities, in synergy with the region’s cultural, ethnic, and heritage richness. Additionally, it will integrate with the Main Ecological Structure to protect and conserve the environmental system, contributing to a resilient territory that adapts to climate change and revitalizes itself.

The plan also aims to enhance land use for compact development, supported by the consolidation of urban and rural centralities. This will diversify the supply of goods and services and will be coordinated through a multimodal transportation system that will improve mobility and connectivity, promoting a balanced and sustainable territory that grows in harmony with its environment.

With these measures, we have a strategic opportunity to align our microcity projects with the sustainable development goals set forth in the Territorial Planning Plan (“POT”). The plan’s focus on promoting sustainability, with efficient risk management, presents a favorable scenario for Santa Ana, which prioritizes the creation of self-sufficient and sustainable communities. By incorporating ecological construction practices and resilience against environmental risks, we will not only comply with the POT alignment but also gain competitive advantages in the market, especially in rural and island areas, where the plan proposes expansion.

However, it will be crucial for Santa Ana to adjust its projects to emerging regulations and effectively manage associated risks. This will allow us to capitalize on the development potential without facing regulatory or environmental setbacks, solidifying its role in the modernization of Cartagena’s urban infrastructure.

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Geographic and Industry Diversification

We consider that we have assembled a high-quality portfolio of residential and mixed-use projects strategically distributed across four key Latin American markets: Chile, Colombia, Costa Rica and Panama. This geographic diversification allows us to capture the unique dynamics and growth potential of each country, while mitigating market-specific risks. Our developments are located in areas with strong urban growth, increasing tourism appeal, and expanding middle-class populations, which together drive sustained demand for quality housing and integrated urban spaces. These fundamentals reflect our commitment to long-term value creation and sustainable urban development across the region.

Future projects

We have defined a strategic vision clearly oriented towards the expansion and development of the real estate sector in the region. Our goal is to strengthen our international presence, with a business plan focused on regional diversification through the opening of new geographies. Accordingly, we may evaluate additional strategically located real estate projects between 2024 and 2028, subject to market conditions, financing availability, due diligence, permitting, execution capacity and strategic prioritization. No such additional opportunities are included in our current portfolio unless expressly described in this prospectus.

Our expansion plan reflects a solid commitment to sustainable growth and diversification of its portfolio, maximizing its presence in the global market. With this plan, we seek not only to increase its operational capacity but also to consolidate its position as a key player in the industry.

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It is worth noting that each project is carefully selected to align with market trends and environmental demands, ensuring effective execution and making a significant contribution to our growth. This strategic approach will ensure the development of projects that generate the greatest value for their communities and investors, underlining its commitment to growth and portfolio optimization.

To expand our portfolio, we use a selection method designed to ensure that each selected project maximizes return on investment, minimizes risks, and aligns with strategic growth and sustainability objectives. The processes involved in the selection method are:

Macroeconomic Market Studies

For each potential project, macroeconomic market studies are carried out to analyze the general economic conditions of the country or region in which it will be developed. These studies assess key indicators such as:

●	Economic growth and political stability

●	Trends in real estate demand and supply.

●	Interest rates and access to financing.

●	Sales and rental price behavior.

●	These analyses help determine whether the macroeconomic conditions are favorable for developing new projects and their potential to generate sustainable long-term returns.

●	Scoring model

●	This model evaluates various key criteria, assigning a weighted score that prioritizes projects offering the best financial and strategic prospects. The criteria include:

●	Projected profitability: Return on investment, expected cash flow.

●	Associated risk: Evaluation of financial, technical, legal, and operational risks.

●	Portfolio impact: Geographical diversification, project typology.

●	Technical feasibility: Land quality, existing infrastructure.

Projects of Reference

An exhaustive analysis of reference projects in the same geographic area is conducted. This analysis aims to compare the proposed project with similar successful developments, to understand factors such as:

●	Demand and customer types: Specificities according to development type: residential, tourist, commercial.

●	Sale prices and profitability: Evaluation of comparable projects.

●	Market absorption time: The period required to sell or lease all units.

These benchmarks ensure that the selected projects can effectively compete in the market and offer a differentiated value proposition.

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Socioeconomic Analysis

A key element in selecting new projects is the socioeconomic analysis of the area, which provides information on the demographic and social characteristics of the area where the project will be developed. This analysis includes:

●	Demographic profile: Age, educational level, and family structure.

●	Income level: Purchasing power of the area’s residents.

●	Available infrastructure and public services: Transportation, education, and healthcare.

●	Urbanization trends: Population growth and development of nearby areas.

This study not only helps identify potential project demand but also allows adapting the design and features of real estate development to meet the specific needs of the local population.

Furthermore, socioeconomic analysis is crucial for detecting opportunities for strategic alliances with local actors, such as construction companies, service providers, and local governments. These alliances facilitate project development and improve our integration into the social and economic environment of the area.

The comprehensive and intersectional analysis of the reports generated in each of these processes by our management team, considering their extensive experience in the sector and the region, enables strategic project selection.

Our Buyers Base

As of the date of this prospectus, we do not have clients as the projects under development have not yet entered the sales stage. However, due to the nature of the business model, various potential customer segments have been identified for each project in the portfolio, tailored to the characteristics of each market and geographical region. It is estimated that the majority will be individual customers, with a balance of approximately 90% individuals and 10% B2B.

Diversification Across Industry Sectors

In line with our business model and long-term development strategy, a segmentation of potential clients has been carried out for each of the projects currently in the portfolio. Although none of the projects have reached the sales stage as of the date of this Information Document, the segmentation considers socioeconomic trends, regional demand drivers, and the unique attributes of each project, resulting in a clear identification of the key client profiles likely to drive future sales.

Identified Potential Clients

The main potential customer segment for residential developments consists of the growing middle class in major Latin American cities. There is projected increasing demand for high-quality, affordable housing in these areas.

For projects that include tourism services, such as hotel complexes, the potential clients include both national and international tourists from Europe, the U.S., and Canada. This is due to the international recognition of the hotel brands associated with the projects. These markets seek exclusive experiences and high-end properties in emerging destinations.

This segment targets foreign investors interested in real estate investments in Latin America. These investors seek properties offering exclusive services and amenities in prime locations.

Asset Selection Rationale

In addition to managing our current projects, we actively pursue the development and acquisition of new land assets. Our senior management team, in coordination with regional leadership, has assembled a geographically diversified portfolio of strategically located land parcels, selected for their high development potential and alignment with market demand. The land we target for acquisition or development is generally characterized by: (i) having physical and regulatory conditions that allow for high-quality, large-scale developments consistent with international design and engineering standards; and (ii) offering strong prospects for long-term value creation through alignment with end-user demand, particularly from reputable and creditworthy developers, operators, or various hotel guests, operators, commercial tenants or rental occupancy, to the extent we retain and operate any hospitality or commercial components (iii) being situated in locations with strong current or potential future connectivity, prioritizing areas situated along key trade corridors, urban growth clusters, or other zones of strategic relevance. In cases where infrastructure is still under development, the selected sites demonstrate clear long-term potential for urban expansion and infrastructure deployment, reinforcing their suitability for sustainable and integrated real estate development.

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Due Diligence Process

Our due diligence process prior to land acquisition and project structuring involve a comprehensive analysis of all material information available. This process is essential to ensure the feasibility and integrity of the development, and is conducted in coordination with our local and international allies. The closing of the acquisition is subject to internal corporate approvals and contingent upon the verification and delivery of key documentation by the seller, including:

●	updated master plans and technical specifications aligned with our development concept;

●	third-party environmental, geological, and geotechnical reports, including preliminary and follow-up site assessments;

●	legal due diligence on title, property history, existing liens, and insurance coverage, supplemented by external title searches;

●	verification of zoning regulations, licenses, and municipal and environmental permits;

●	analysis of property-level financial information, when applicable;

●	review of any existing contractual obligations or land use agreements; and others.

Outsourcing of Certain Services Including Construction

We hire local construction, design and engineering firms based on certain essential criteria, including their recognized experience in building our proposed developments, goof relationships with suppliers, employment of recognized construction and engineering techniques, a high level of technical rigor and quality, and timely delivery of developments. We hire construction design and engineering firms on market terms and conditions and set compensation for those firms based on a predetermined percentage of the total cost of the work or services provided. To guarantee transparency in the selection process, our internal engineering and project management team structures and organizes a competitive bidding process based on price, time estimated to complete the project and technical quality.

We seek to utilize materials and technologies in our developments that permit us to offer rapid, creative, economical and high-quality solutions to our clients. We supervise the entire construction process to rationalize production, maximize productivity, mitigate waste and support the quality of the developments. The entire construction process of the projects we develop is monitored internally by our employees who seek to anticipate any problems that could arise.

Comprehensive Sustainable Development

Our comprehensive and sustainable planning and development includes specific actions at every stage of the microcities’ development. These actions not only optimize and enhance process efficiency but also consider the indirect effects of our activities on social, economic, and environmental domains.

In this regard and based on the social realities of Latin American cities, we place special emphasis on the social aspects of sustainable practices. Consequently, one of the pillars of our sustainability strategy is Sustainable Development Goal (“SDG”) 8, promoted by the United Nations (“UN”) as part of the 2030 Agenda. This agenda, adopted by all UN member states in 2015, establishes a set of 17 global goals aimed at addressing the major challenges the world faces, including poverty, inequality, and climate change. SDG 8 seeks to promote inclusive and sustainable economic growth, full and productive employment, and decent work.

To this end, we complement our projects by supporting small and medium-sized local enterprises, promoting formal economies in countries with high levels of informality, protecting labor rights, and creating safe work environments through rigorous monitoring and oversight of subcontracted companies, from their selection to contract execution.

Legally, we ensure the existence of effective collateral security for the Company as a contracting entity, as well as for its affiliated entities and their employees.

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In alignment with this approach, we integrate a sustainability strategy into each project, with the primary goal of creating environments that improve the quality of life of residents through high-quality infrastructure and services, as well as safe and resilient spaces. Similarly, these strategies consistently aim to foster and support the social and economic development of nearby communities through actions tailored to their real needs.

From the perspective of the development of microcities, sustainability actions begin with the acquisition of land, where socio-environmental impact assessments are conducted, and mitigation and action plans are designed. These actions extend to the integration of resilient infrastructure, high-quality public services, and urban maintenance strategies, such as water conservation and self-sufficiency.

Infrastructure development involves adopting practices like Building Information Modeling (“BIM”), a methodology based on creating and managing digital models of infrastructures throughout their lifecycle. This approach enables project monitoring from its earliest stages to optimize design efficiency and assess the energy and environmental performance of buildings from early phases. We subcontract this service to top-tier certified engineering and architecture firms carefully selected in the countries where we operate.

One of the elements enabling us to achieve comprehensive and sustainable urban development, beyond vertical integration, is its long-term vision for its projects. This vision is a key element in ensuring the durability of its social responsibility actions, which are deeply linked to urban activities. By adopting a long-term approach, we aim to effectively integrate systems and technologies adapted to the specific characteristics of Latin American lands, promoting sustainable solutions that respect the local environment and optimize resources.

Additionally, due to the large-scale nature of our projects, they require a presence exceeding five years. This allows not only for optimizing processes from the ground up for the benefit of future residents but also for generating recurring income beyond real estate sales. This approach facilitates comprehensive development management and the implementation of long-lasting infrastructures, ensuring a positive impact on both the community and the environment.

As an example, sustainability within sustainable real estate development varies significantly across our projects due to the geographic and regulatory differences of the cities where the land is located:

In Panama, the sustainability strategy focuses on optimizing the distribution and storage of water and energy resources. This is achievable through the top-tier infrastructure of the urbanization, providing high-quality basic services. However, the region is in the process of formulating its land-use plan, which involves responsibilities for the project’s surrounding areas of influence. This includes the need to accompany planning processes with a focus on environmental conservation and the protection of the area’s native species.

In Chile, beyond establishing public service infrastructure, the strategy prioritizes developing resilient and inclusive infrastructure that facilitates efficient transportation and integrates accessible green and recreational spaces. Additionally, particular attention is given to the proper disposal and management of wastewater and other waste to protect natural water courses.

In Colombia, sustainability efforts will focus on creating environments in harmony with nature and preserving non-urbanized areas. The strategy will emphasize the protection and conservation of these zones to encourage the growth of adjacent areas dependent on the tourism sector.

Real Estate Development Cycle

The business cycle in real estate project development consists of several clearly defined phases, each with its own timeline that varies according to the project’s size, urban characteristics, the condition of the acquired land, and its specific needs. This comprehensive cycle aims to ensure effective planning and resource optimization throughout all stages of real estate development.

The process begins with land acquisition and the implementation of a legal strategy to secure the applicable development and ownership rights.

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Next is the pre-sale phase, designed to generate interest and secure initial unit sales. This phase may overlap with the sales phase, during which the properties are marketed. The duration of this stage ranges from 12 to 18 months, depending on the project’s characteristics and target niche. Concurrently, the construction phase takes place.

Once construction is completed, the properties are delivered, and when applicable, managed. The duration of this phase varies depending on the project’s complexity and the number of units involved.

Since our model typically involves developing projects in areas of urban expansion and growth where planned development is required, the land is usually undeveloped.

In such cases, we implement a partial development plan for the land, designed from the initial stages of project prefeasibility studies. This plan is based on the technical and economic viability of developing basic infrastructure and is complemented by a detailed study of the land. The plan includes processes for building roads and internal networks, taking into account buildable capacity and topography to provide the necessary infrastructure for water, electricity, and sanitation services.

Currently, the real estate projects in Chile and Colombia are located in undeveloped areas, allowing us to develop infrastructure tailored to each project’s needs, exceeding the basic requirements of national legislation. This enables us to establish quality standards with sustainability criteria from the early stages of each development.

It is important to note that both projects are situated on developable land, granting them the required building capacity for their intended purposes. Additionally, they comply with the requirements set forth in land-use planning and management regulations, and we hold the necessary urban planning permits and approvals from the corresponding local authorities.

Infrastructure Development Cycle

The infrastructure development cycle for our projects is distinguished by its comprehensive and proactive approach, ensuring that all systems necessary for the optimal operation of the microcities are in place from the outset of construction for residential, commercial, and recreational units.

We plan to construct infrastructure in stages, prioritizing recreational areas before moving on to the construction of commercial zones. Once the commercial infrastructure is completed, the commercialization process will begin, during which commercial operating rights for the constructed properties will be granted to interested businesses wishing to establish operations within the project.

Following the acquisition of the applicable development and ownership rights and the consolidation of the legal strategy, and concurrently with the project’s pre-sale phase, we implement the urban planning of basic infrastructure. This ensures proper access and connectivity, along with the distribution of essential services such as water and electricity.

The infrastructure for efficient water resource management will encompass the extraction, purification, processing, and distribution of potable water, as well as the collection and recycling of wastewater. Additionally, organic water treatment systems will be implemented to establish a long-term sustainable operation, supported by continuous maintenance of all involved systems.

In the energy sector, we propose the development of infrastructure for the installation of primary and backup power plants to guarantee a 100% energy supply, mitigating any potential disruptions due to power outages. Depending on the terrain’s characteristics and a prior evaluation, the renewable energy source will be determined, and corresponding energy storage systems will be established to ensure system flexibility and mitigate source variability. Advanced internal systems for energy quality control will also be implemented, ensuring a safe and efficient electricity distribution network.

The inclusion of infrastructure for renewable energy storage ensures the efficient use of energy resources for residents and, in the short term, reduces costs for later construction phases, which can utilize these services. Consequently, our medium- and long-term vision generates cost savings and better investment management.

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A key feature of this model is that, as each project phase progresses, all necessary infrastructure is constructed and operational from the early stages of construction. In other words, before building the residential complex structures, the required infrastructure is already in place.

Within this model, priority is given to the infrastructure for common and recreational areas. This ensures that, as residential development materializes in phases, the project is equipped from the beginning with all the necessary facilities for full functionality, optimizing both the construction process and the project’s future operation.

Accordingly, all infrastructure related to water and electricity are developed based on a phased urban planning strategy rather than being completed entirely from the outset, with priority given to common and recreational areas.

Legal Business Structure

To carry out our business operations, we generally rely on country-specific subsidiaries or project vehicles established in the relevant jurisdictions. Currently, we have established subsidiaries or project vehicles in Chile, Colombia and Panama. In Costa Rica, we have entered into binding term sheets directly through Santa Ana Global Enterprises, S.A., and we expect to incorporate one or more Costa Rican special-purpose vehicles prior to the execution of the definitive transaction documents for the Quirazú Project and the Esencia Project. Local entities and project vehicles, once established, are expected to be responsible for executing the relevant projects in a manner tailored to the specific legal, regulatory and market requirements of each jurisdiction.

Santa Ana in Chile

On August 14, 2024, SAGE signed a binding MoU establishing its right to acquire a plot of land located within the municipality of Lampa, approximately 10 kilometers from the urban center of Lampa in the Santiago Metropolitan Region. Administratively part of the Chacabuco Province, this land will host the “Lipangue” project. For its development, we, through our subsidiary SAGE Chile, plan to establish a special purpose vehicle (“SPV”) in the form of a Sociedad por Acciones (“SpA”) in 2026. This structure, offering limited liability to shareholders, helps isolate and mitigate financial and legal risks in Chile.

The signed MoU stipulates that the company – whether SAGE Chile or the newly created SPV – will acquire the legal ownership of the relevant land parcels, subject to the terms, conditions and registration formalities set forth in the applicable documentation under a fixed and variable pricing scheme.

The fixed price for Stage One has been determined at UF 33,600 (approximately €1.25 million), based on an independent valuation and the agreement of the parties, subject to the terms and conditions of the applicable documentation. Key factors for reference include:

●	The evolution of the peripheral real estate market and emerging trends.

●	Trends in macroeconomic indicators, such as mortgage rates.

●	Commercial projections segmented by the target audience.

●	The variable price is tied to the project’s gross sales and is established at the start of residential unit commercialization. It is calculated as a percentage of gross sales, determined through the following steps:

●	Competitor Analysis: A study of projects in the area identified as competitors to the Lipangue project, analyzing market indicators over the 12 months preceding the commercialization start date.

●	Average Price Calculation: Using three independent sources, the average price per sellable square meter is calculated.

●	Percentage Negotiation: Based on this average, a percentage reflecting the land’s value impact is negotiated.

●	Percentage Payment: Once the project generates revenue, the agreed percentage of gross sales will be paid.

●	Conditions may be modified if deemed necessary by the parties, allowing adaptation to evolving needs and circumstances. Both fixed and variable prices will be paid only after significant project progress and once it starts generating income. This pricing scheme allows adjustments to asset prices based on market and economic fluctuations, offering greater flexibility in changing environments.

One of the key advantages of the SpA model is its flexibility, making it the preferred model for real estate development in Chile over the past 15 years. This model has replaced Limited Liability Companies due to its ability to allow a single shareholder to own 100% of the shares. The SPV structure simplifies the management of regulatory and legal risks specific to the real estate and construction sectors, offering a clear and widely understood framework for buyers, banks, and builders.

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By isolating the assets and liabilities associated with a specific project, SPVs protect the parent company’s assets and minimize the impact of potential legal or regulatory contingencies. Additionally, they facilitate compliance with local regulations, focusing solely on the laws applicable to that real estate project, avoiding legal complexities from the overlap of multiple operations.

SPVs also optimize tax efficiency by leveraging specific incentives and exemptions within Chile’s regulatory framework, both nationally and locally, while offering increased transparency and security to investors and creditors. These entities simplify asset transfers or sales by encapsulating the real estate project within a clear and autonomous structure, facilitating its management and potential divestment.

Overall, the use of SPVs not only mitigates regulatory risks but also enhances operational flexibility and ensures more efficient management of real estate projects in a regulatory environment such as the environment in Chile.

Additionally, this model complies with all applicable legal and economic requirements. Final buyers are linked exclusively to the SPV, not to the parent company.

Santa Ana in Panama

Through our subsidiary, Sage Panamá Global Holdings, on July 3, 2024, we signed a letter of intent followed on November 29, 2024 by a promissory sale and purchase agreement for the acquisition of the land parcels. This agreement pertains to the development of the “Panamá Norte” project, located north of Panama City, 20 km from the city center and 12 km from Tocumen International Airport. The project is specifically situated in Panama Province, within the District of San Miguelito, a city-district.

The project will be developed through a Panamanian corporation (sociedad anónima). The letter of intent and the promissory sale and purchase agreement stipulate that the corporation (which could initially be SAGE Panamá or a subsidiary thereof) will acquire the land at a pre-agreed fixed price of €5.354 million ($5.842 million) in five instalments (corresponding to five parcels of land, which were segregated this way by the owners in accordance with the promissory sale and purchase agreement).

The use of the “sociedad anónima” structure for real estate development has been widely adopted in Panama for decades, offering the parent company the ability to effectively manage the regulatory and legal risks specific to the real estate and construction sectors.

This is because, as an independent entity, the Sociedad Anónima provides legal isolation of risks associated with the real estate project, thereby protecting the parent company’s assets and liabilities. This separation facilitates compliance with local and sector-specific regulations, enabling the Sociedad Anónima to adapt specifically to Panamanian regulatory requirements, such as construction licenses, environmental permits, and zoning laws.

Additionally, the corporate governance structure required by a Sociedad Anónima, with its obligations of transparency and oversight, strengthens control over the project, reducing the risk of sanctions or non-compliance. Furthermore, this structure allows us to leverage tax incentives and favorable tax conditions in Panama, contributing to more efficient financial planning while ensuring rigorous management of legal and regulatory risks without exposing the parent company.

The Sociedad Anónima structure also provides a clear and well-understood operational framework for parties involved in the development, such as buyers, financial institutions, and builders, ensuring compliance with the legal and economic requirements inherent to the business. Under the transaction structure, instalment funds are expected to be administered through a guaranteed trust or escrow arrangement pending transfer and registration of the relevant parcels.

In accordance with the promissory sale and purchase agreement, SAGE Panamá will contract the services of Swiss ARIFA Trust Company (the trustee), a local financial entity with extensive experience, to manage the trust funds until all plots have been transferred to and registered in the name of SAGE Panamá. The agreement specifies that the duration of the trust will align with the execution timeline of the purchase contract. The trustee will ensure that payments are locked until the plots are effectively transferred and registered in favor of SAGE Panamá in accordance with the promissory sale and purchase agreement.

Legal title to each parcel is expected to transfer upon execution of the relevant deed of sale and registration in the Public Registry of Panama, and the instalment corresponding to such parcel is expected to be released from escrow only following such transfer and registration.

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Santa Ana in Colombia

To implement its business model in Colombia, we operate through our subsidiary SAGE Colombia, which manages the development of the project through its subsidiary Laguna Grande.

Laguna Grande S.A.S., a subsidiary of SAGE Colombia, entered into a trust agreement in connection with the development of the “Laguna Grande” project, located south of the city of Cartagena de Indias, approximately 30 kilometers from the city center and approximately 35 kilometers from Rafael Núñez International Airport. The project is located on the outskirts of the Santa Ana district in the Bolívar Department, under the jurisdiction of Isla de Barú.

The project is structured through the creation of a trust to ensure transparency and security for all parties involved, including buyers, banks, and builders.

A trust is a legal figure established for the administration and management of assets for the benefit of individuals or entities, used for various purposes such as estate planning or asset protection. Unlike a guarantee trust, which is specifically set up to secure the fulfilment of a financial obligation by placing assets as collateral, a general trust focuses on the management of assets according to the instructions of the grantor of the trust.

The process begins when the grantor (the person or entity that creates the trust) transfers assets, which can include properties, money, securities, or other assets, to the trust. These assets are managed and administered by the trustee (the entity or person in charge of handling the trust) according to the instructions specified in the trust agreement. For the development of Laguna Grande project, Fiduciaria Central, S.A. (Fiducentral) was hired as the trustee.

The grantor defines the conditions under which the assets will be managed and distributed, establishing the rights and responsibilities of the trustee. The trustee is responsible for managing the assets in accordance with the established conditions, acting in the best interest of the beneficiaries (the individuals or entities who will receive the benefits of the trust).

The trustee must comply with all the conditions agreed upon in the trust agreement and act in a fiduciary manner, with a high level of care and loyalty to the beneficiaries. Once the trust period ends or the established objectives are met, the assets can be distributed to the beneficiaries in accordance with the terms of the trust.

This fiduciary model, implemented in Colombia since 1990, requires developers to establish a trust for each project, to which the necessary resources and land are transferred. Regulated by circulars issued by the Financial Superintendence of Colombia, these financial and legal structures ensure that final buyers are only linked to the trust, with payments managed in an escrow account until the project reaches its financial balance point, thus supporting its viability.

It is also important to highlight that fiduciary contracts are structured into land trusts, pre-sale trusts, and property management trusts, evolving from one type of fiduciary contract to another as the project develops.

The benefits of the trust include:

●	Estate Planning: Facilitates the organized transfer of assets according to the grantor’s wishes.

●	Asset Protection: Protects assets from risks and ensures proper management.

●	Management Flexibility: Adapts to different objectives such as investment, savings, or asset distribution.

●	Transparency and Control: The trustee manages assets clearly, offering transparent monitoring of decisions and movements.

●	Legal Security: Provides a solid legal structure to support the fulfilment of the grantor’s instructions and protect the interests of the beneficiaries.

●	Long-Term Benefit: Allows for continuous and efficient management of assets over time, benefiting the beneficiaries sustainably.

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In the case of Laguna Grande, a trust agreement was made with a nationwide coverage fiduciary, responsible for managing the trust. It is important to note that the trust agreement has an unlimited duration, which reduces our project execution risk.

Material Terms of the Laguna Grande Trust Agreement

Laguna Grande S.A.S. entered into a trust agreement in connection with the development of the Laguna Grande project. Under this structure, Fiduciaria Central, S.A. (Fiducentral) acts as trustee and holds legal title to the contributed land and administers specified project assets, resources and contractual flows in accordance with the trust agreement.

●	Grantors and contributed assets. The trust was established by Laguna Grande S.A.S. (as managing settlor) together with the original land contributors, who irrevocably contributed the land parcels comprising the project site to the trust estate. The contributed land was recorded at fair value as determined by independent appraisal and is reflected in our consolidated financial statements included elsewhere in this prospectus.

●	Managing settlor and relevant activities. Laguna Grande S.A.S. acts as the managing settlor and project developer and has authority over the development activities that most significantly affect project returns, including planning, design, financing, contractor oversight, commercialization and implementation of the project development plan. The trustee’s role is administrative and fiduciary in nature and does not include independent discretion over the project’s commercial development.

●	Economic rights of original land contributors. The original land contributors retain economic participation rights under the trust structure. These rights entitle the contributors to receive payments derived from project economics in accordance with a contractually defined allocation structure, subject to the achievement of project milestones and the terms of the trust agreement. As of December 31, 2025, we recognized a non-current liability to land contributors of €1.013 million ($1.189 million), representing the fair value of our obligation under that formula. The liability is measured at fair value through profit or loss based on the contractual participation mechanism and assumptions concerning the amounts and timing of future project proceeds. The measurement is based on an independent external appraisal of the land and management’s projections for the project, including expected future net cash flows from the planned development, the anticipated timetable for the different phases and a discount rate reflecting current market conditions and project-specific risks. The original land contributors do not direct the relevant development activities and do not have the ability to approve or block decisions of Laguna Grande S.A.S. regarding the project development plan.

●	Current phase. The trust is currently in the land administration phase (fiducia de administración). Under Colombian fiduciary regulations, development trusts typically evolve through sequential phases: (i) a land trust for the management and custody of contributed land; (ii) a pre-sales trust (fiducia de preventas) for the collection and management of buyer deposits once pre-sales commence; and (iii) a construction and sale trust (fiducia inmobiliaria) for the management of construction proceeds, disbursements and unit sales.

●	Regulatory framework. Colombian law requires real estate developers to establish a trust for each development project. The trust structure is regulated by the Financial Superintendency of Colombia (Superintendencia Financiera de Colombia) and is designed to protect buyers by segregating project assets and ensuring that pre-sale deposits are managed in escrow until the project reaches its financial viability point (punto de equilibrio).

●	Duration. The trust agreement has an unlimited duration.

Santa Ana in Costa Rica

As of the date of this prospectus, we have entered into binding term sheets for two Costa Rican projects: the Quirazú Project and the Esencia Project. We have not yet incorporated a Costa Rican special-purpose vehicle, and the Costa Rican development trusts contemplated by the Quirazú Term Sheet and the Esencia Term Sheet have not yet been constituted.

Although we do not currently have a Costa Rican subsidiary, we work with a local Costa Rican development and advisory group that supports project sourcing, local coordination, diligence, permitting coordination and transaction implementation. This group is not a subsidiary of the Company and its personnel are not employees of the Company.

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We expect that each Costa Rican project will be implemented through a Costa Rican real estate development trust. Under each trust structure, the relevant sellers are expected to contribute the underlying properties to the trust as autonomous patrimony, and the Company, directly or through a Costa Rican special-purpose vehicle to be incorporated, is expected to act as fideicomitente desarrollador. We expect to assign our contractual position under each term sheet to one or more Costa Rican special-purpose vehicles prior to the execution of the definitive transaction documents, in accordance with the assignment provisions of the relevant term sheet. Until such Costa Rican special-purpose vehicles are incorporated and such assignments occur, the obligations under the Quirazú Term Sheet and the Esencia Term Sheet are obligations of Santa Ana Global Enterprises, S.A. The definitive transaction documents for each project remain subject to satisfaction of conditions precedent, including legal and technical due diligence, registration or release of certain property interests, execution of trust documentation and other project-specific conditions.

Legal Proceedings

We may in the future be a party to certain claims and legal proceedings incidental to the normal course of our business, including, for example, tax assessments, claims relating to employee or employment matters, regulatory matters, contracts, and other claims, including proceedings with probable, possible and remote risks of loss. Our provisions will be recorded pursuant to accounting rules, based on an individual analysis of each contingency by our internal and external legal counsel. We constitute provisions for proceedings that our external counsel evaluates as having a probable risk of loss, in accordance with the applicable accounting rules. In cases where unfavorable decisions in claims involve substantial amounts, or if the actual losses are significantly higher than the provisions constituted, the aggregate cost of unfavorable decisions could have a significantly adverse effect on both our financial condition and operating results. Moreover, our management may be forced to dedicate time and attention to defend against these claims, which could prevent it from concentrating on our core business.

As of the date of this prospectus, we had no provisions, in each case, relating to legal proceedings to which we were a party. Legal proceedings are inherently unpredictable and subject to significant uncertainties.

Employees

As of the date of this prospectus, we had a total of 6 employees based in Spain (not including our regional managers), as well as three employees employed by our subsidiary in Colombia. We outsource all construction, engineering, and other services and related work, as well as design and architecture of our microcities to third parties. None of our employees are affiliated with labor unions. To date, we have not experienced a strike or other labor disruption.

We do not currently have employees, a leased office or a subsidiary in Costa Rica. We work with local advisors and contractors to support local coordination, due diligence, permitting and transaction implementation activities. We work with a local Costa Rican development and advisory group that provides project sourcing, local coordination, diligence support, permitting coordination and transaction implementation services in connection with the Quirazú Project and the Esencia Project. We expect to continue relying on this local group and other local advisors and contractors as we advance our Costa Rican projects, while we evaluate the incorporation of one or more Costa Rican special-purpose vehicles prior to the execution of the definitive transaction documents under the Quirazú Term Sheet and the Esencia Term Sheet.

The following table contains a breakdown of the number of our employees, by location, as of the date of this prospectus:

Location	Number
Spain	6
Colombia	3
Total	9

In all subcontracting processes carried out by our company, we ensure that the selected providers uphold clear policies that promote respect for their employees and guarantee fair and dignified working conditions. We are committed to working exclusively with partners who demonstrate compliance with labor standards, ethical practices, and a genuine concern for the well-being and rights of their workforce.

The following table contains a breakdown of the number of our consultants and contractors, by location, as of the dates indicated:

Location	Number
Spain	-
Colombia	2
Chile	1
Costa Rica	-
Panama	-
Total	3

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MANAGEMENT

This section sets forth information regarding our directors and executive officers. Unless otherwise stated, the business address of our directors, officers and other managers is c/o Santa Ana Global Enterprises, S.A. Calle Castelló No. 32, Primero derecha, Madrid, C.P. 28001, Madrid, Spain.

Board of Directors

Upon completion of this offering, our board of directors will consist of six directors, two of whom are independent directors. Each director will serve for a six-year term from the date of appointment, or until the director’s earlier resignation or removal.

Our board of directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third-party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered.

The following table sets forth certain information regarding our directors and executive officers:

Name	Age	Position
Mr. José Antonio Fernández Gallar	67	Chairman
Mr. Gregorio Esteban Martínez	58	Vice Chairman
Mr. Jaime Garbisu	59	Chief Executive Officer
Mr. Guillermo García Ruiz	54	Director and Member of the Audit Committee (Secretary)
Mr. Emilio de la Guardia	66	Director and Chairman of the Audit Committee
Mr. Rafael Guardans Cambó	66	Director and Member of the Audit Committee

Mr. José Antonio Fernández - Chairman and Founder

José Antonio Fernández Gallar, Chairman, combines over 40 years of experience in construction, infrastructure, and real estate senior management following a career as a civil engineer. Previously, he had been involved in multiple companies holding positions including Chief Executive Officer, Managing Director, and board member. Since June 2024 Mr. Fernández has served as the Chairman for Santa Ana Global Enterprises, S.A. From June 2018 to June 2023, he was Chief Executive Officer of OHLA Group (formerly OHL), a multinational construction and civil engineering company. From July 2023 to May 2024, he acted as an independent senior advisor for infrastructure and real estate projects. Prior to 2018, he served for over 15 years as Managing Director of Inmobiliaria Espacio S.A., where he led major real estate developments. He has an undergraduate degree in Civil Engineering from the Universidad Politécnica de Madrid.

Mr. Gregorio Esteban - Vice Chairman and Founder

Gregorio Esteban, Vice Chairman, combines over 30 years of experience in real estate and corporate senior management following a successful career as an entrepreneur in the entertainment and financial markets sectors. Previously, he had been involved in multiple companies holding positions including Founder and Managing Director. Since 2024, Mr. Esteban has served as the Vice Chairman for Santa Ana Global Enterprises, S.A. Since 2021 he has also served as Managing Director for GEM Capital Luxembourg S.A.R.L., a private investment firm involved in real estate and corporate financing. Prior to 2021, he founded and managed companies in the entertainment and publishing industries and later transitioned into financial markets.

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Mr. Jaime Garbisu - Chief Executive Officer and Founder

Jaime Garbisu Miñón, Chief Executive Officer, combines over 15 years of experience in real estate investment and corporate senior management. Previously, he had been involved in multiple companies holding positions including General Manager and Director. Since October 2024, Mr. Garbisu has served as Chief Executive Officer for Santa Ana Global Enterprises, S.A. From January 2009 to September 2024, he was General Manager and Director of Grupo INVIVAS, a group of companies specializing in real estate investment with operations in Spain, Germany, the United States and Colombia. Prior to 2009, he developed his career in business administration and financial management in private companies.

Mr. Guillermo García

Guillermo García Ruiz, Director, combines over 15 years of experience in real estate and financial sector senior management. Previously, he had been involved in multiple companies holding positions including Managing Director, Chief Executive Officer, and board member. Mr. García has served as a Director for Santa Ana Global Enterprises, S.A. since October 2024. Since 2018 he has also served as Managing Director and Chief Executive Officer of several real estate and investment companies, including Espacio Zona Prime, Espacio Insigne, and Global Legal Investment, focusing on real estate development and asset management. Prior to 2018, he developed his career in the real estate sector managing various property developments. Guillermo García Ruiz is also currently a director of Espacio Zona Prime / Global Legal Investment, a real estate investment company. He has an undergraduate degree from Universidad Pontificia Comillas (ICAI-ICADE).

Mr. Emilio de la Guardia

Emilio de la Guardia Gascuñana, Director, combines over 20 years of experience in finance, banking, and senior management following an extensive career in European financial institutions. Previously, he had been involved in multiple organizations holding positions including Managing Director, Deputy Head of Division, and board member. Mr. de la Guardia has served as an Independent Director for Santa Ana Global Enterprises, S.A. since 2024. Since he has also served as Managing Director at Cloudbreak Sarl in Luxembourg, where he acts as an advisor, board member, and investor for startup companies. From 2012 to 2021, he held various senior roles including Deputy Head of Division at the European Investment Bank (EIB).

Mr. Rafael Guardans Cambó

Rafael Guardans Cambó, Director, combines over 30 years of experience in senior management and advisory roles within the philanthropic, social, and consulting sectors following an early career in international tax planning. Previously, he had been involved in multiple organizations holding positions including Founder, Executive President, and board member. Since 2024 Mr. Guardans has served as a Director for Santa Ana Global Enterprises, S.A. Since June 2024 he has also been the Vice President of the Fundación Universitaria Internacional de La Rioja (UNIR), an educational foundation. From December 2014 to June 2024, he was a Senior Consultant for ATREVIA Corporación S.L., a global communication and corporate positioning company. Concurrently, from March 2015 to the present, 2026, he has served as a Senior Consultant for the Synergos Consulting Associates Network, focusing on civil society strengthening and private sector alliances. Rafael Guardans Cambó is also currently the President of the Fundación Institucional Española (FIES), a cultural foundation, and a director of The Resource Foundation, a philanthropic organization focused on the Americas. He has an undergraduate degree in law from the University of Navarra and completed the Senior Management Program at the Instituto de Empresa (IE Business School).

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Management team

The Company’s management team currently consists of the following:

Name	Position
Jaime Garbisu	Chief Executive Officer
Blas Simón, CFA	Chief Financial Officer
Pablo Samur	Country Manager of Colombia & Panama
Alejandro Chechilnitzky	Country Manager of Chile
Rodrigo H. Quirós Carballo	Country Manager of Costa Rica

Blas Simón, CFA - Chief Financial Officer

Mr. Blas Simón, CFO, combines over 13 years of experience in finance, capital markets, transaction advisory and corporate strategy senior management. Mr. Simón has served as our Chief Financial Officer (CFO) and Head of Strategy since January 2025. Previously, he has held senior positions across multiple companies in the financial services, capital markets and advisory sectors, including Chief Financial Officer, Head of Capital Markets, Vice President – Debt Listing Business Development and M&A Transaction Services Manager. From August 2022 to January 2025, he served as Head of Capital Markets for an investment bank involved in capital markets advisory, M&A, IPO/DPO processes, and equity and debt fundraising advisory. From June 2021 to March 2022, he served as Vice President – Debt Listing Business Development at Euronext, a market infrastructure and stock exchange operator focused on debt listings business development and strategic capital markets initiatives. He is a Chartered Financial Analyst (CFA) and holds Licentiate degrees in Economics from Universidad Pública de Navarra, a master’s degree in Financial Markets and Asset Management from IEB, and a master’s degree in Financial Audit and Superior Accounting from Universidad Pontificia Comillas.

Pablo Samur - Country Manager of Panama and Colombia

Pablo Samur, Country Manager of Panama and Colombia, combines over 20 years of experience in Real Estate Project management in Colombia and the United States. Previously, he had been involved in project management for fixed assets in large retail stores in Colombia, including Carrefour. He has an undergraduate degree from Jorge Tadeo Lozano University in architecture and holds a master´s degree in Project Management and Financial Evaluation from the University of Los Andes in Bogota, Colombia.

Alejandro Chechilnitzky - Country Manager of Chile

Alejandro Chechilnitzky, our Country Manager of Chile, has more than 20 years of experience in tax, legal and corporate advisory matters, including cross-border transactions, mergers and acquisitions, corporate reorganizations and international investment structures. He began his career at PwC’s International Tax Services – Financial Services practice in Chicago, Illinois, advising hedge funds and high-net-worth clients on the U.S. and foreign tax effects of their cross-border structures and transactions. He subsequently served as a Senior Manager at Ernst & Young in Santiago, Chile from October 2018 to June 2019. From July 2019 to May 2026, he served at Guerrero Olivos in Santiago, Chile, first as Senior Counsel and, from February 2021, as Partner, where he led the rebuilding and growth of the firm’s tax practice. Since May 2026, he has served as a founding partner of Vector Blue Advisors, a strategic advisory firm based in Santiago, Chile. He holds an LL.M., cum laude, from Northwestern Pritzker School of Law, a Certificate in Business Administration from the Kellogg School of Management, a master’s degree in tax management from Universidad Adolfo Ibáñez and a law degree from Universidad Diego Portales.

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Rodrigo H. Quirós Carballo - Country Manager of Costa Rica

Rodrigo H. Quirós Carballo, our Country Manager of Costa Rica, has more than 30 years of executive and entrepreneurial experience across real estate, financial services, logistics, hospitality and corporate strategy. He began his career at DHL Express, where he held senior executive positions in Central and South America .He currently serves as a member of the Board of Directors of Banco Hipotecario de la Vivienda, or BANHVI, Costa Rica’s national housing bank. Before joining BANHVI’s board, he served as Chair of the Developers Committee and as a member of the Board of Directors of the Costa Rican Chamber of Construction, and is the founder and Chief Executive Officer of Grupo Saxum, a company focused on real estate development, commercial brokerage, asset management, and hospitality in Costa Rica. Mr. Quirós holds a bachelor’s degree in Industrial Engineering from the University of Costa Rica and an MBA with concentrations in Banking and Finance and International Business. He has also completed executive education programs at Columbia Business School, IESE Business School, IPADE Business School, The Wharton School, CEIBS and INCAE Business School.

Director Independence

As a foreign private issuer, under the listing requirements and rules of NYSE American, we are not required to have a majority of independent directors on our Board of Directors as this is not required under Spanish law (with the exception of the composition of the Audit Committee).

However, our Board of Directors has undertaken a review of the independence of each director, and based on information provided by each director concerning his background, employment and affiliations, our Board of Directors has determined that Guillermo García Ruiz and Emilio de la Guardia Gascuñana do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of NYSE American. In making these determinations, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director, and the transactions involving them described in “Related Party Transactions.” In addition, all of the members of our Audit Committee are independent.

After the completion of this offering, we expect to qualify as a “controlled company” and will be able to rely on the controlled company exemption from these provisions, which we intend to do. The NYSE American Listing Rules define a “controlled company” as “a company of which more than 50% of the voting power is held by an individual, a group or another company.” As described elsewhere in this prospectus, after this offering, GEM Capital Luxembourg, société à responsabilité limitée, ABUBILLA-4, S.L. and Mr. Rafael Guardans Cambó are expected to beneficially own, in the aggregate, approximately 58.1% of the combined voting power of our outstanding ordinary shares. Therefore, following the completion of this offering, we are not required to have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, or an entirely independent compensation committee. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

If we cease to be a controlled company, we will be required to comply with the corporate governance requirements of NYSE American applicable to listed companies generally, subject to a phase-in period during the first year after we cease to be a controlled company. Even though we expect to be a controlled company for purposes of the Listing Rules, we will have to comply with the requirements of those rules relating to the membership, qualifications and operations of the audit committee of the board of directors, including the requirement that, within the first year after the closing of this offering, the audit committee be composed of at least three directors who meet the independence requirements under the rules for membership on that committee.

Employment Agreements and Indemnification Agreements

We do not currently have any employment or indemnification agreements with any of our directors of officers.

Compensation of Directors and Officers

For the fiscal year ended December 31, 2025, the aggregate cash compensation and benefits that we paid to our executive officers was approximately €142,674 and we did not pay any compensation to our non-executive directors.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a code of business conduct and ethics that applies to all of our employees, shareholders, directors, vendors, business partners and regulators, and is available for review on our corporate website. Our code of ethics is subject to review and we strive to provide our employees with adequate training to ensure that they are aware of and understand its contents and always conduct themselves in an honest, uncompromising, equitable, respectful and fair manner. Our code of ethics serves as a tool for monitoring the conduct of our employees and third parties with which we do business.

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Human Rights

We are committed to supporting and respecting the protection of human rights and we strive to have a positive impact within our sphere of influence. Our actions are based on the conviction that at the heart of our call for ethical conduct lies human dignity, and our code of ethics constitutes a reaffirmation of our commitment to its respect. We subscribe to the United Nations Global Compact and support its Millennium Development Goals, including, in particular, the principles relating to the environment.

Labor

As part of our corporate principles, we acknowledge that every person is worthy of respect and of being recognized as an end and as possessing inviolable dignity. We view this principle as the foundation of all standards of conduct and aim to establish stimulating and mutually beneficial relationships with each of our employees. Accordingly, we must at all times afford our respect to each of the individuals, groups and institutions with whom we come into contact, taking into consideration their ideas and contributions without regard to gender, age, social status, ethnicity, religion, nationality, sexual orientation, marital status, political affiliation or hierarchy.

Foreign Private Issuer Status

NYSE American listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE American.

We currently follow the corporate governance practices of Spain in lieu of the corporate governance requirements of NYSE American in respect of the following:

●	the independent director requirement: according to the laws of Spain, there is no minimum of independent directors required at the Board of Directors, even in the case of listed companies; however, it is recommended by the Spanish regulator to have independent directors and 33% of its current directors of the Board are deemed to be independent (exceeding the 25% threshold);

●	the requirement to have a Compensation Committee: as allowed by the laws of Spain, we do not have a compensation committee;

●	the requirement that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominating committee composed solely of independent directors: as allowed by the laws of Spain, we do not have a nominating committee nor are our director nominees selected by a majority of independent directors;

●	The requirements on the Audit Committee composition and charter: the Company complies with Spanish law in respect of the composition of the Audit Committee (two out of three members), and the Audit Committee is governed by the Regulations of the Board of Directors and the bylaws of the Company, as duly approved and registered;

●	the requirement regarding executive sessions: the Company complies with all legal requirements regarding the meetings of the Board of Directors (quarterly) and any required meetings between executive and/or non-executive directors;

●	the requirement regarding quorum for the meetings of the Board of Directors, Audit Committee and Shareholders’ meetings: the Company complies with the Spanish law and its bylaws regarding the minimum quorum requirements to hold the meetings, vote and approve each of the decisions at these levels;

●	the requirement regarding the adoption a code of conduct applicable to all directors, officers and employees, which shall be publicly available-the Company approved a Code of Conduct drafted with the assistance of the Criminal law and Ethics department of Devesa Abogados (a Spanish law firm) which complies with the Spanish applicable law; and

●	the requirement on DRS eligibility, by means of which all securities listed on NYSE American (except securities which are book-entry only) must be eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Act. Under Spanish law, as the Company is listed in the BME Growth stock exchange, its shares may be represented only by book entries, a limitation that is expressly set forth in the Company’s bylaws. In Spain, Iberclear is the entity responsible for maintaining the book-entry register of the Company’s shares. Therefore, the Company is exempt from this requirement.

Insurance and Indemnification

Members of our management (including our directors and officers) are included as part of our group-level civil liability insurance for acts carried out by them in the course of their duties. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our management or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and may therefore be unenforceable.

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PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes present information relating to the beneficial ownership of our ordinary shares: (i) immediately prior to the completion of the offering; (ii) following the sale of ordinary shares (including ordinary shares represented by ADSs) in the offering, in each case by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of each class of our outstanding ordinary shares; and

●	each of our directors and officers, individually.

Directors and officers are required under Article 19 of the European Union Market Abuse Regulation (Regulation (EU) No. 596/2014 as amended by Regulation (EU) NO. 2024/2809 and applicable Spanish domestic legislation to publicly report any changes of their beneficial ownership of the company’s securities.

The number of ordinary shares beneficially owned by each entity, person, director or officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the ordinary shares shown as beneficially owned by such shareholder in the table.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is Santa Ana Global Enterprises, S.A., Calle Castelló 32, 1 derecha, Madrid, 28001, Spain.

	Ordinary Shares Beneficially Owned Prior to Offering(1)		Ordinary Shares Beneficially Owned After Offering(4)
Shareholder	Ordinary Shares	%	Ordinary Shares	%
GEM Capital Luxembourg, S.A.R.L.(2)	3,367,341	51.64%	3,367,341	43.40%
Abubilla-4, S.L.(3)	677,054	10.38%	677,054	8.73%
Rafael Guardans Cambó	416,142	6.38%	416,142	5.36%
Jaime Garbisu Miñon	324,372	4.97%	324,372	4.18%

(1)	Percentage of beneficial ownership of each listed person prior to this offering is based on 6,521,073 ordinary shares (including ordinary shares represented by ADSs) outstanding as of the date of this prospectus.

(2)	GEM Capital Luxembourg, S.A.R.L., represented by Gregorio Esteban.

(3)	Abubilla-4, S.L., represented by José Antonio Fernández Gallar.

(4)	Percentage of beneficial ownership of each listed person after this offering is based on 7,758,522 ordinary shares (including ordinary shares represented by ADSs) expected to be outstanding immediately after the completion of this offering if the underwriters do not exercise their over-allotment option.

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RELATED PARTY TRANSACTIONS

Related Party Transactions Policy

Overview

The Company has an Internal Code of Conduct related to Capital Markets. The aim of this Code is to align the Company with best practices in market conduct, and in particular, establishing rules for the management and control of insider information and other relevant information, the execution of treasury stock transactions, if applicable, as well as imposing certain obligations, limitations, and prohibitions on the persons subject to it. All of this is intended to protect the interests of investors in the Company’s securities and to prevent and avoid any situations of abuse, in accordance with the applicable regulations (namely, the EU Market Abuse Regulation - MAR, as mentioned earlier). Under our Internal Code of Conduct, we define related parties as: (i) related entities and persons (spouse and children, and other relatives living together for a period exceeding one year); (ii) people with management responsibilities; (iii) the secretary and vice secretary of the Board; (iv) employees that develop functions in areas related with Capital Markets or have access to insider information; (v) any other person that, temporarily, could access to insider information; (vi) any other person included by the Monitoring Officer (Responsable de Seguimiento) of this Policy.

Moreover, under the Related Party Transactions Policy, each senior manager, non-executive director and senior manager or non-executive director nominee will promptly notify the Monitoring Officer of any transaction involving the Company and a related person that may be a related person transaction.

Certain transactions that are determined to be related party transactions may be approved or ratified by our Audit Committee and/or the Board of Directors, in accordance with the Spanish Corporate Act, and also taking into account potential conflict of interests between the related parties. The relevant bodies will not approve or ratify a related person transaction unless it will have determined that, upon consideration of all relevant information, the transaction is in, or not inconsistent with, the best interests of the Company and its shareholders, and complies with the applicable corporate and tax regulations (including on transfer pricing).

Principal Related Party Transactions

In the ordinary course of our business we engage in a number of transactions with companies that are owned or controlled, directly or indirectly, by us, and occasionally with some of our shareholders, subject to the approval of our Audit Committee and/or Board of Directors, as applicable. All transactions with related parties have been made in the normal course of our business operations, and are on terms no less favorable to us than would have been obtained in an arm’s-length transaction and comply with the applicable Spanish corporate and tax law (including transfer pricing regulations). We expect to continue to enter into transactions with affiliates and/or shareholders in the future, which will always be in compliance with the applicable Spanish corporate and tax law.

During 2025, shareholder-creditors advanced €935,000 in cash to the Company under loan arrangements, which was irrevocably contributed to equity effective December 31, 2025 without the issuance of shares or other consideration. As of December 31, 2025, balances with related parties and shareholders totaled €311,118, consisting of a €150,000 current related-party loan, €118,373 of other current related-party payables and a €42,745 obligation under the GEM share-loan agreement. For more information, see Note 17 to our audited consolidated financial statements.

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DESCRIPTION OF SHARE CAPITAL

The following summary provides information concerning the share capital of the Company and briefly describes certain significant provisions of the Bylaws and other internal regulation of the Company, as well as Spanish corporate law, including the Spanish Companies Act, Law 22/2014 of 12 November, Royal Decree-Law 5/2023, of 28 June, on structural modifications of Commercial Companies, the Securities Markets and Investment Services Act and Royal Decree 878/2015, of 2 October, on clearing, settlement and registry of negotiable securities in book-entry form (anotaciones en cuenta) and transparency requirements for issuers of securities admitted to trading on an official secondary market (Real Decreto Legislativo 1/2010, de 2 de julio, por el que se aprueba el texto refundido de la Ley de Sociedades de Capital). This summary does not purport to be complete and is qualified in its entirety by reference to the Bylaws and other internal regulations as well as the Spanish Companies Act and any other applicable laws and regulations.

General

The Company is a public limited liability company (sociedad anónima, or S.A.) incorporated under the laws of Spain for an unlimited term. The Company’s registered address is Calle Castelló 32, Primera derecha, C.P 28001, Madrid, Spain and its telephone number at that address is +34 915 131 405. The Company’s legal name is “Santa Ana Global Enterprises, S.A.” and its commercial name is Santa Ana. The financial year end of the Company is December 31.

At the date of this prospectus, the issued share capital of the Company amounts to €65,210 divided into a single series of 6,521,073 registered ordinary shares in book-entry form, with a nominal value of €0.01 each and with ISIN code ES0105852000 allocated by the Spanish National Agency for the Codification of Securities (Agencia Nacional de Codificación de Valores Mobiliarios), an entity dependent upon the CNMV.

Once the pricing of the Offering takes place to facilitate the delivery of the ADSs representing the new ordinary shares, the following aspects need to be completed or executed for the increase of share capital: (i) the execution of the notarial deed of capital increase relating to the Capital Increase before a notary public, which is pending; (ii) the submission of the necessary tax returns and payment exemption for the capital tax (Impuesto sobre Transmisiones Patrimoniales y Actos Jurldicos Documentados, en su modalidad de Operaciones Societarias) triggered by the Offering, which is pending; (iii) the registration of the notarial deed of capital increase at the Commercial Registry of Madrid, which is pending; (iv) the registration of the new ordinary shares with the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (Iberclear), which is pending; (v) the delivery of the new ordinary shares to the Custodian of the Transaction for the blocking of the New Shares, which is pending, and (vi) any other applicable requirements in connection with listing on the NYSE American.

At the moment of its incorporation and as of the date of this prospectus, all of the ordinary shares are fully subscribed and paid in full.

The ordinary shares are represented by book-entries and the entity responsible for maintaining the corresponding accounting records is Iberclear, with registered address at Plaza de la Lealtad 1, 28014 Madrid, Spain. As of the date of this prospectus, the Company owns 24,960 treasury shares.

Shareholders’ meetings and voting rights

Pursuant to the Bylaws, rules of the General Shareholders’ Meeting of the Company and the Spanish Companies Act, ordinary annual General Shareholders’ Meeting are held during the first six months of each financial year on a date fixed by the Board of Directors. Extraordinary General Shareholders’ Meeting may be called by the Board of Directors whenever it deems appropriate, or at the request of shareholders representing at least 5% of the Company’s share capital.

Following admission, notices of all General Shareholders’ Meeting will be published on the corporate website of the Company, at least one month prior to the date when the meeting is to be held, except as discussed in the following paragraph.

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Action is taken at ordinary General Shareholders’ Meetings on the main following matters: (i) the approval of the management carried out by the directors during the previous year; (ii) the approval of the financial statements from the previous financial year; and (iii) the application of the previous financial year’s income or loss. All other matters can be considered at either an extraordinary or ordinary General Shareholders’ Meeting if the matter is within the authority of the meeting and is included on the agenda (with certain exceptional items which do not need to be included on the agenda to be validly passed, such as the dismissal of a director or the decision to bring the liability action against the Company’s directors). Liability actions against the directors shall be brought by the Company pursuant to a General Shareholders’ Meeting decision, which may be adopted at the request of any shareholder even where not included on the agenda.

The Bylaws cannot require qualified majority for the adoption of such resolution. The decision to bring an action or reach a settlement shall entail the removal of the relevant directors. The approval of the financial statements shall not preclude action for liability nor constitute a waiver of the action agreed or brought. According to the Spanish Companies Act, in addition to the matters referred to in the previous paragraphs and any other matters as provided by law, the Company’s Bylaws or the General Shareholders’ Meeting Regulations, the following matters among others fall within the authority of the General Shareholders’ Meetings: (a) appointment and removal of directors, as well as the ratification of directors designated through a co-option procedure; (b) appointment and removal of accounts auditors and, if applicable, of the liquidators; (c) approval of the financial statements of the previous year, of the allocation of results and of the corporate management; (d) any increase or decrease in the capital stock, including a delegation to the Board of Directors of the power to increase the capital stock; (e) elimination or limitation of preferential subscription rights; (f) authorization for the derivative acquisition of own shares (including delegation to the Board of Directors, as applicable); (g) approval and amendment of the General Shareholders’ Meeting Regulations; (h) amendments of the Bylaws; (i) approval of the policy on directors’ remunerations, in accordance with the terms set out in the Spanish Companies Act; (j) approval of the Company’s directors remuneration systems, in the form of shares or rights over shares or linked to the value of the shares; (k) granting the directors the exemptions regarding the prohibitions deriving from the duty of loyalty, when the granting of said exemptions lies with the general meeting, as well as the exemption regarding non-compete obligation duties; (l) a merger, spin-off, transformation, dissolution and global assignment of the Company’s assets and liabilities; (m) a transfer of the Company’s registered address abroad; (n) transformation of the Company into a holding company, through “subsidiarization”; (o) the incorporation or transfer into dependent companies of essential activities developed by the Company itself until then, even if the latter remains as the full legal owner thereof (an activity is presumed to be essential when the relevant amount of the transaction exceeds 25% of the total assets in the balance sheet); (p) the acquisition, disposal or contribution of essential assets to another company (an asset is presumed to be essential when the relevant amount of the transaction exceeds 25% of the value of the total assets according to the last balance sheet approved); (q) the winding up of the Company; (r) operations with an effect equivalent to the Company’s liquidation and the approval of the liquidation balance sheet; (s) approval of the termination or amendment of the Investment Management Agreement; and (t) approval of the termination or amendment of Investment Strategy.

Also, the General Shareholders’ Meetings shall vote separately on substantially independent matters. Even if included in the same item on the agenda, the following shall be voted separately: (i) the appointment, re-election, ratification or separation of directors; and (ii) in resolutions to amend the bylaws, each substantially independent article or group of articles.

Each share represented by an ADS entitles the holder one vote as per the conversion ratio of one share per ADS. Any shareholder regardless of the number of shares it owns may, in the manner provided in the notice for such meeting, vote at the General Shareholders’ Meeting. In order to exercise their right of attendance, all shareholders must have their shares duly registered in the book-entry records five calendar days in advance of the date on which a General Shareholders’ Meeting is scheduled. Any shareholder holding ordinary shares will have the right to attend a General Shareholders’ Meeting. All shareholders may be represented by a proxy. Proxies must be granted in writing or in electronic form acceptable under the internal regulations of the Company and are valid for a single General Shareholders’ Meeting, except if given in favor of the shareholder’s spouse (or person who has an equivalent link according to the applicable laws), ascendants or descendants, or in favor of a third party authorized pursuant to a public deed to manage the assets of the relevant shareholder, in which case it will be valid for all shareholders’ meeting as long as that powers of attorney duly notarized remain in force. Proxies may be given to any person, whether or not a shareholder, and may be revoked, either expressly or by attendance by the relevant shareholder at the meeting. Proxy holders are required to disclose any conflict of interest prior to their appointment.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. See Description of American Depositary Shares beginning on page 116.

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In case a conflict of interest arises after the proxy holder’s appointment, such conflict of interest shall be immediately disclosed to the relevant shareholder. In both cases, the proxy holder shall not exercise the shareholder’s rights unless the latter has given specific voting instructions for each resolution in respect of which the proxy holder is to vote on behalf of the shareholder. A conflict of interest in this context may in particular arise where the proxy holder: (i) is a controlling shareholder of the Company, or is another entity controlled by such shareholder; (ii) is a member of the administrative, management or supervisory bodies of the Company, or of a controlling shareholder or another entity controlled by such shareholder; (iii) is an employee or auditor, of the Company, or of a controlling shareholder or another entity controlled by such Shareholder; or (iv) is a natural person related to those mentioned in (i) to (iii) above (persona física vinculada), as this concept is defined under the Spanish Companies Act (such as spouse or similar, at the time or within the two preceding years, as well as ascendants, descendants, siblings and their respective spouses).

A person acting as a proxy holder may hold a proxy from more than one shareholder without limitation as to the number of shareholders so represented. Where a proxy holder holds proxies from several shareholders, he/she will be able to cast votes for a shareholder differently from votes cast for another shareholder.

The Bylaws of the Company provide that, on the first call of an ordinary or extraordinary General Shareholders’ Meeting, the presence in person or by proxy of shareholders representing at least 25% of its voting capital will constitute a quorum. If on the first call a quorum is not present, the meeting can be reconvened by a second call, which according to the Spanish Companies Act requires no quorum. Resolutions are passed by simple majority of the votes cast, which implies having more votes in favor than against. However, according to the Spanish Companies Act, resolutions in a General Shareholders’ Meeting to modify the Bylaws of the Company (including increases and reductions of share capital), to issue bonds and, where competence is not legally attributed to any other of the Company’s corporate bodies, to suppress or limit on the pre-emptive right over new shares, to approve transformations, mergers, spin-offs, global assignments of assets and liabilities or the transfer of the registered address of the Company abroad, require the presence in person or by proxy of shareholders representing at least 50% of the voting capital of the Company on first call, and the presence in person or by proxy of shareholders representing at least 25% of the voting capital of the Company on second call.

On first call, resolutions shall be adopted by absolute majority. On second call, and in the event that less than 50% of the voting capital of the Company is represented in person or by proxy, such resolutions may only be passed upon the vote of shareholders representing two-thirds of the Company’s capital present or represented at such meeting.

The interval between the first and the second call for a General Shareholders’ Meeting must be at least 24 hours. Voting on the resolutions included in the agenda of a General Shareholders’ Meeting may be exercised by Shareholders by post or electronic means received by the Company prior to the General Shareholders’ Meeting, and provided that the identity of the Shareholder who exercises his right to vote is duly verified and the formalities determined by the Board of Directors through resolution and subsequent notification in the call announcement of the General Shareholders’ Meeting are complied with. In such resolution, the Board of Directors will define the applicable conditions to the voting via electronic means in order to ensure the proper identification of the shareholder or its representative.

Under the Spanish Companies Act, shareholders who voluntarily aggregate their shares so that the share capital so aggregated is equal to or greater than the result of dividing the total share capital by the number of directors have the right, provided there are vacancies on the Board of Directors, to appoint a corresponding proportion of the members of the Board of Directors (disregarding the fractions). Shareholders who exercise this right may not vote on the appointment of other directors.

A resolution passed in a General Shareholders’ Meeting is binding on all shareholders, although a resolution which is (i) contrary to Spanish law or the Bylaws of the Company, or (ii) prejudicial to the interest of the Company and is beneficial to one or more shareholders or third parties, may be contested within the period of a year following the passing of the contested resolution (except resolutions that are contrary to public order in respect of which such right does not lapse). Damage to company’s interest is also caused when the resolution, without causing damage to corporate assets, is imposed in an abusive manner by the majority. An agreement is understood to have been imposed in an abusive manner when, rather than responding reasonably to a corporate need, the majority adopts the resolution in their own interests and to the unjustifiable detriment of the other shareholders. In the event of resolutions contrary to public order, the right to contest would apply to any shareholders (even if they acquired such condition after the resolution was taken), and any director or third party.

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In certain circumstances (such as change or significant amendment of the corporate purpose, transformation or transfer of registered address abroad), the Spanish Companies Act gives dissenting or absent shareholders (including non-voting shareholders) the right to withdraw from the company. If this right were exercised, the company would be obliged to purchase the relevant shares at the average market price of the shares in the last quarter in accordance with the procedures established under the Spanish Companies Act.

Shareholder information rights

Until the seventh day before the General Shareholders’ Meeting is due to be held, shareholders may request in writing from the Directors, any information or clarification they deem necessary regarding the items to be discussed at the relevant General Shareholders’ Meeting as per the agenda. The Directors must provide the requested information in writing by the day of the General Shareholders’ Meeting. During the General Shareholders’ Meeting, shareholders may verbally request any information or clarification they deem necessary in relation to the items included on the agenda. If it were not possible to provide the requested information during the meeting itself, the Directors must provide the requested information in writing within seven days of the celebration of the General Shareholders’ Meeting. The Directors will not be obliged to provide the requested information if it was deemed unnecessary for the recognition of the requesting shareholder’s rights or if there were objective reasons to consider that the information was going to be used in detriment of the interests of the Company or that providing the requested information may harm the Company; provided that, the requested information may not be withheld when the request is upheld by shareholders representing at least 25% of the share capital.

Pre-emptive rights and increases of share capital

Pursuant to the Spanish Companies Act, shareholders have pre-emptive rights to subscribe for any new shares issued by the Company via monetary contributions and for any new bonds convertible into shares. Such pre-emptive rights may be waived under special circumstances by a resolution passed at a General Shareholders’ Meeting or the Board of Directors (when the Company is listed and the General Shareholders’ Meeting delegates to the Board of Directors the right to increase the share capital or issue convertible bonds and waive pre-emptive rights), in accordance with Articles 308, 417, 504, 505, 506 and 511 of the Spanish Companies Act. The Board of Directors is also authorized to exclude pre-emptive rights in connection with up to 20% of the total number of new ordinary shares that may be issued pursuant to the aforementioned authorization, provided that such exclusion is in the Company’s corporate interest. ADS holders may not be able to exercise their pre-emptive rights unless they surrender and cancel all or a portion of their ADSs representing the number of ordinary shares. See Risk Factors- Investors may not be able to exercise their pre-emptive rights on future issuances of ordinary shares, and, as a result, their percentage ownership interest in us would be diluted on page 30.

On September 13, 2024, we entered into a share subscription agreement, as amended, with LDA Capital Limited providing for an equity subscription facility of up to €20.0 million through the subscription of ordinary shares by LDA at our election, subject to the terms and conditions of the agreement. As of the date of this prospectus, no amounts have been drawn under the facility, and we do not intend to draw any amounts under the facility. In connection with the facility, we issued warrants to LDA exercisable for up to 307,276 ordinary shares, representing approximately 4.5% of our share capital as of the date of issuance, excluding the Representative’s Warrants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Equity Subscription Facility — LDA Capital Limited” for a description of the material terms of the LDA share subscription agreement, including pricing mechanics, fees, commissions, warrant terms and our current intention not to draw under the facility.

As of the date of this prospectus, the Board of Directors has been authorized by the Company’s shareholders to issue new ordinary shares of up to 50% of the Company’s share capital, excluding any pre-emptive rights by the shareholders up to 20% of the Company’s share capital. This authorization was granted in the context of the LDA deal but can be used for any issue of new shares up to the maximum authorized.

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Shareholder actions

Under the Spanish Companies Act, directors are liable to the Company, the shareholders and the creditors for acts or omissions that are illegal or violate the Bylaws and for failure to carry out their legal duties with diligence. Under Spanish law, shareholders must generally bring actions against the directors as well as any other actions against the Company or challenging corporate resolutions before the courts of the judicial district of the Company’s registered address (currently Madrid, Spain).

When in violation of the law or of the Bylaws, directors are presumed to have acted negligently, but this presumption can be rebutted. Directors have such liability even if the transaction in connection with which the acts or omissions occurred is approved or ratified by the shareholders. The liability of the directors is joint and several, except to the extent any director can demonstrate that he or she did not participate in decision-making relating to the transaction at issue, was unaware of its existence or, being aware of it, did all that was possible to mitigate any damages or expressly disagreed with the decision making relating to the transaction.

Registration and transfers

The shares are in registered book-entry form and are indivisible. Joint holders of one share must designate a single person to exercise their shareholders’ rights, but they are jointly and severally (solidariamente) liable to the Company for all the obligations arising from their status as shareholders.

Iberclear, which manages the Spanish clearance and settlement system of the Spanish Stock Exchanges, maintains the central registry reflecting the number of shares held by each of its member entities (entidades participantes). Each member entity, in turn, maintains a registry of the owners of such shares. Since the shares of the Company are in registered book-entry form, an electronic shareholder registry will be kept to which effect Iberclear shall report to the Company all transactions entered into by its shareholders in respect of its shares.

The shares are transferable in accordance with the Spanish Companies Act, the Securities Market Act, Law 22/2014, SEC rules, and any implementing regulation.

Transfers of shares quoted on the Spanish Stock Exchanges must be made through or with the participation of a member of a stock exchange. Brokerage firms, or dealer firms, Spanish credit entities, investment services entities authorized in other Member States and investment services entities authorized by their relevant authorities and in compliance with the Spanish regulations are eligible to be members of the Spanish Stock Exchanges. Transfer of shares quoted on the Spanish Stock Exchanges may be subject to certain fees and expenses.

Restrictions on foreign investment

Exchange controls and foreign investments are regulated under Royal Decree 571/2023, of 4 July, and Law 19/2003 of 4 July, on the law governing the movement of capital and foreign economic transactions and on certain measures to prevent money laundering (the “Spanish Foreign Investment Law”), bringing the existing legal framework on foreign investments in line with the provisions of the Treaty of the EU.

According to this regulation, foreign investors may freely invest in shares of Spanish companies that do not carry out any “sensitive activity” in Spain (such as Santa Ana) as well as transfer invested capital, capital gains and dividends out of Spain without limitation (subject to applicable taxes and exchange controls) and only need to file a notification with the Spanish Registry of Foreign Investments maintained by the Ministry of Industry, Commerce and Tourism following the investment or divestiture, if any, solely for statistical, economic and administrative purposes in case, as per such transaction, the foreign investor reaches a total participation equal to or above 10% of the share capital of the Spanish company.

If the foreign investor is a resident of a tax haven, as defined under Spanish law (Order HFP/115/2023, of 9 February), notice must be provided to the Registry of Foreign Investments prior to making the investment, as well as after consummating the transaction, regardless of the amount of the investment (i.e., even if the threshold of 10 % of the share capital is not reached).

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Additional regulations to those described above apply to investments in some specific industries, including air transportation, mining, manufacturing and sales of weapons and explosives for civil use and national defense, radio, television and telecommunications and gambling. These restrictions do not apply to investments made by EU residents, other than investments by EU residents in activities relating to the Spanish defense sector or the manufacturing and sale of weapons and explosives for non-military use.

The Spanish Council of Ministers may suspend the aforementioned provisions relating to foreign investments for reasons of public policy, health or safety, either generally or in respect of investments in specified industries, in which case any proposed foreign investments falling within the scope of such a suspension would be subject to prior authorization from the Spanish government.

Exchange control regulations

Pursuant to Royal Decree 1816/1991, of December 20, relating to economic transactions with non-residents as amended by Royal Decree 1360/2011 of October 7, and EC Directive 88/361/EEC, charges, payments or transfers between non-residents and residents of Spain must be made through a registered entity, such as a bank or another financial institution registered with the Bank of Spain or the CNMV (entidades registradas), through bank accounts opened abroad with a foreign bank or a foreign branch of a registered entity, in cash or by check payable to bearer.

Shareholders’ agreements

Notice 3/2020 of BME Growth requires parties to disclose certain types of shareholders’ agreements that affect the exercise of voting rights at a General Shareholders’ Meeting or contain restrictions or conditions on the transferability of shares or bonds that are convertible or exchangeable into shares of listed companies.

If the Company’s shareholders enter into such agreements with respect to the ordinary shares, they must disclose the execution, amendment or extension of such agreements to the Company and to BME Growth, file such agreements with the appropriate commercial registry and publish them through a relevant information notice (comunicación de información relevante).

Failure to comply with these disclosure obligations renders any such shareholders’ agreement unenforceable and constitutes a violation of the LMV. Such a shareholder agreement will have no effect with respect to the regulation of the right to vote in General Shareholders’ Meetings and restrictions or conditions on the free transferability of shares and bonds convertible into shares until such time as the aforementioned notifications, deposits and publications are made.

To the best of the Company’s knowledge, there are no shareholders’ agreements in force except for those disclosed in sections of this prospectus entitled “Management”.

Treasury Shares / Share Repurchases

Pursuant to the Spanish Companies Act, the Company may only repurchase the Company’s own shares within certain limits and in compliance with the following requirements:

●	the repurchase must be authorized by the General Shareholders’ Meeting in a resolution establishing the maximum number of shares to be acquired, the titles for the acquisition, the minimum and maximum acquisition price and the duration of the authorization, which may not exceed five years from the date of the resolution;

●	the repurchase, including the shares already acquired and currently held by the Company, or any person or company acting in its own name but on the Company’s behalf, must not bring its net worth below the aggregate amount of the Company’s share capital and legal or other non-distributable reserves. For these purposes, net worth means the amount resulting from the application of the criteria used to draw up the financial statements, subtracting the amount of profits directly allocated to that net worth, and adding the amount of share capital subscribed but not called and the share capital nominal and issue premiums recorded in the Company’s accounts as liabilities. In addition:

●	the aggregate nominal value of the shares directly or indirectly repurchased, together with the aggregate nominal value of the shares already held by the Company and its subsidiary, must not exceed 10% of the Company’s share capital; and the shares repurchased for valuable consideration must be fully paid-up. A repurchase shall be considered null and void if (i) the shares are partially paid-up, except in the case of free repurchase, or (ii) the shares entail ancillary obligations.

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Treasury shares do not have voting rights or economic rights (for example, the right to receive dividends and other distributions and liquidation rights), except the right to receive bonus shares, which will accrue proportionately to all of the Company’s shareholders. Treasury shares are counted for purposes of establishing the quorum for General Shareholders’ Meeting as well as majority voting requirements to pass resolutions at General Shareholders’ Meeting.

Spanish Corporate and Securities Market Law

The current Spanish Securities Markets and Investment Services Law (Ley del Mercado de Valores, or LMV) was enacted by Law 6/2023 of March 17, 2023. The LMV, together with the Spanish Companies Law (Ley de Sociedades de Capital), forms the core legal framework governing the Spanish securities market and publicly traded companies. Set forth below is a summary of certain significant differences between the provisions of the Spanish Securities Market Law applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Principal Executives

Under Spanish law, the principal executives of Santa Ana are required to act in the best interest of the company, and not in the interest of individual shareholders or groups of shareholders. These executives must submit key business strategies for approval by the Board of Directors, propose internal control systems to the Audit Committee, ensure the disclosure of all material information to the public in accordance with BME Growth regulations, and maintain adequate accounting, registration, and internal control mechanisms, pursuant to the Ley del Mercado de Valores and related corporate governance standards.

Certain Rights of Shareholders

Pursuant to the Ley de Sociedades de Capital (Spanish Securities Markets and Investment Services Law) and the Ley del Mercado de Valores (Spanish stock market law), shareholders of Santa Ana have specific rights, including those applicable to significant transactions. For instance, any transaction or series of transactions that represent 25% or more of the company’s total assets must be approved by the General Shareholders’ Meeting.

In addition, minority shareholders holding at least 5% of the voting share capital (3% in other cases of listed companies not applicable to us) are entitled (among other things) to:

●	Initiate derivative actions against members of the Board of Directors for breaches of duty, such as the duty of loyalty or duty of diligence, for the benefit of the company;

●	Request the calling of a shareholders’ meeting and propose additional points to be approved or discussed during the meeting;

Any minority shareholder owning a 1% of the voting share capital may challenge resolutions of the General Shareholders’ Meeting that are contrary to law, the company’s bylaws, or harm corporate interest, through court proceedings, provided certain formal requirements are met, including deadlines for filing and evidentiary standards.

Limited or Non-Voting Shares

Under Spanish corporate and securities law, the issuance of non-voting shares or shares with limited voting rights is allowed, but these shares may not represent more than 50% of a company’s share capital. Non-voting shares must be granted preferential economic rights such as guaranteed dividends, and may not be bundled or jointly traded with ordinary shares except in specific cases. If issued, their terms must be clearly disclosed and registered with the BME Growth.

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As of the date of this prospectus, the only outstanding equity securities of Santa Ana are ordinary voting shares.

Disclosure of Shareholders’ Agreements

Under Spanish law, shareholders’ agreements that may affect the transferability of shares, voting rights, or control of the company, must be disclosed to the company within three business days following their execution and made public through official filings with the BME and included in the company’s annual corporate governance report.

These agreements:

●	Are enforceable only between the parties;

●	Are not binding on the company or its governing bodies;

●	Do not affect the validity of corporate decisions, even if breached;

●	Must be available for public review at the company’s registered office.

Regulations Applicable to Issuers, Investment Firms, and Other Market Participants

The Regulation (EU) 596/2014 on Market Abuse (Market Abuse Regulation - MAR), applicable to all listed companies in the EU and to all financial instruments admitted to trading on a regulated market.

The CNMV has issued a series of general regulations and circulars applicable to issuers and financial intermediaries, mainly to prevent market abuse and the misuse of privileged confidential information.

The Notice 3/2020 and other applicable BME Growth notices regulate the ongoing obligations of issuers, including financial reporting, insider disclosures, and significant shareholding notifications.

The Delegated Regulation (EU) 2017/565 and MiFID II directives, transposed into Spanish law, govern the conduct and obligations of investment firms, including their role in public offerings.

The Regulation (EU) No 537/2014 and local implementing rules govern the external auditing of listed companies’ financial statements, including auditor independence, rotation, and reporting obligations.

Reporting Obligations

Issuers of listed securities in Spain are subject to comprehensive periodic and event-driven reporting requirements under the Spanish Securities Markets and Investment Services Law (Ley del Mercado de Valores) and applicable and BME Circulars. Santa Ana, as an issuer with shares admitted to trading on the Bolsas y Mercados Españoles (BME) Growth, is required to disclose financial and non-financial information to the BME through the official reporting channels. Whenever appropriate in accordance with the applicable regulations, the BME will then communicate with the CNMV.

Spanish issuers must file the following main reports, among other information:

●	Annual financial statements, including the management report and auditor’s report, prepared in accordance with IFRS as adopted by the EU, within four months after the close of the fiscal year (i.e. before 30 April in our case).

●	Half-yearly financial statements, including a limited review by the external auditor, within four months following the end of the first half of the fiscal year (i.e. before 30 October in our case).

●	Immediate disclosure of inside information (comunicaciones de información privilegiada) under Regulation (EU) No 596/2014 (Market Abuse Regulation – “MAR”), concerning any event that may materially affect the price of Santa Ana’s listed securities.

●	Reports on significant corporate events, including mergers, spin-offs, acquisitions, capital increases, divestitures, or changes in control.

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●	Notice and minutes of general shareholders’ meetings, including summaries of resolutions adopted, filed promptly after the meeting.

●	Disclosure of shareholder agreements (pactos parasociales) that affect voting rights or control, within three business days of execution.

All financial and corporate disclosures are submitted via the BME Growth’s official filing platform and published on Santa Ana’s corporate website and the BME’s website. Listed companies must also ensure simultaneous dissemination of material information to the market to avoid information asymmetry, consistent with MAR obligations.

Suspension of Trading

Under Spanish law, the BME has the authority to suspend trading of an issuer’s securities in certain circumstances, including:

●	Failure to disclose material inside information in a timely manner;

●	Unusual price volatility or trading volumes not explained by publicly available information;

●	To prevent market disorder or protect the interests of investors;

●	Technical or operational failures of the BME trading platform.

Insider Trading, Trading Restrictions and Disclosure Requirements

Spain’s Market Abuse Regulation (EU No. 596/2014) and the Spanish Criminal Code prohibit the use, disclosure, or unlawful communication of inside information by any person in possession of such information. Persons with access to inside information relating to Santa Ana must:

●	Abstain from trading, directly or indirectly, in Santa Ana’s securities;

●	Not recommend or induce third parties to trade based on that information;

●	Safeguard the confidentiality of the information until it is disclosed to the market.

Santa Ana must maintain insider lists identifying all persons with access to inside information, including directors, officers, external advisors, and employees.

Shareholders who reach, surpass or descend 5% of the share capital or its multiples must notify the Company such circumstance in order to publish that information.

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DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one share (or a right to receive one share) deposited with Banco Bilbao Vizcaya Argentaria, S.A., as custodian for the depositary in Spain. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Spanish law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find More Information” for directions on how to obtain copies of those documents.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash.	The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Material Income Tax Considerations”. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares.	The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

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Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

When can ADSs be cancelled by the depositary?

The depositary may cancel ADSs if there are no underlying deposited securities, or those deposited securities have become apparently worthless or to the extent there are insufficient underlying deposited securities because of an increase in the number of shares represented by one ADS.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Spain and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

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Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least [45] days in advance of the meeting date.

Fees and Expenses

Holders or persons depositing or withdrawing shares, surrendering ADSs, or to whom or from whom ADSs are delivered or cancelled, must pay:	For:

$10.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property or in relation to a change in the number of shares represented by ADSs

Surrender of ADSs for the purpose of withdrawal or cancellation of ADSs, including if the deposit agreement terminates or in relation to a change in the number of shares represented by ADSs

$.10 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

Fees assessed from time to time, but not exceeding $.10 per ADS during any calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect fees for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. While aggregate fees for depositary services will not exceed $.10 per ADS in a calendar year, an investor may be charged more than one such fee in a consecutive 12-month period. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

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The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish. If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

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Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

●	we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

●	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to ADS holders (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

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Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are obligated to take only the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

●	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

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Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

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ORDINARY SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, we will have an aggregate of 7,758,522 ordinary shares outstanding, assuming no exercise of the underwriters’ over-allotment option. Of these ordinary shares, the ordinary shares represented by ADSs sold in this offering by us will be freely tradable without restriction or further registration under the Securities Act, unless purchased by an “affiliate” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of ordinary shares described below and whose sales would be subject to additional restrictions described below. Ordinary shares held by our affiliates, representing 62.34% of our issued and outstanding ordinary shares, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted ordinary shares will be entitled to sell those ordinary shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these ordinary shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of lock-up agreements and market standoff agreements described below, and the provisions of Rules 144 and 701 under the Securities Act, the restricted securities will be available for sale in the public market.

Lock-up Agreements

Each of our executive officers, directors, and holders of 10% or more of our issued and outstanding ordinary shares has entered into a “lock-up” agreement in favor of the underwriters pursuant to which each has agreed, for a period of 180 days from the date of this prospectus, not to issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company subject to certain exceptions. See “Underwriting”.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then issued and outstanding shares of our ordinary shares or the average weekly trading volume of our ordinary shares during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Regulation S

Regulation S under the Securities Act provides that ordinary shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our ordinary shares may be sold outside the United States without registration in the United States being required. In addition, Regulation S provides that any shares sold by us outside the United States pursuant thereto may be freely resold into the United States as long as we are a foreign private issuer.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

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MATERIAL INCOME TAX CONSIDERATIONS

The following summary of the material U.S. federal and Spanish income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws other than certain Spanish tax laws and U.S. federal income tax laws.

Spanish Taxation

This document covers the Spanish tax consequences of the acquisition, ownership and disposition of our ordinary shares and applies to holders that are not tax-resident in Spain.

As used in this particular section, the term “non-Spanish tax resident holder” or “non-resident holder” means a beneficial owner of our ordinary shares that meets the following requirements:

●	Is an individual or a corporation not resident in Spain for Spanish tax purposes; and

●	The ownership of our ordinary shares is not effectively connected with either a permanent establishment in Spain through which such owner carries on or has carried on business, or a fixed base in Spain from which such owner performs or has performed independent personal services.

This document does not consider all aspects of Spanish taxation that may be relevant to particular non-resident holders, some of whom may be subject to special rules. In particular, this document does not address the specific Spanish tax consequences applicable to particular investors such us partnerships, trusts, or other “look-through” entities who hold ordinary shares through such entities.

Each non-resident holder should consult with its own tax advisor, as to the particular tax consequences of the purchase, ownership or disposition of our ordinary shares.

Income Taxes – Taxation of Dividends

We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. See “Dividends and Dividend Policy”.

In the event, however, that we pay dividends on our ordinary shares, under Spanish law, the dividends distributed by a Spanish Company are, in general terms, subject to Spanish Non- Residents Income Tax on the gross amount of the dividends distributed, currently taxed at a 19% rate, unless the investor is entitled to an exemption or a reduced rate under a Convention for the Avoidance of Double Taxation (“CADT”) between Spain and its country of residence.

Non-resident holders should consult their tax advisors with respect to the applicability and the procedures under Spanish law for obtaining the benefit of an exemption or a reduced rate under a CADT and provide all the information required by the Company as an obligor before the Spanish Tax Authorities.

Income Taxes - Preemptive rights

The grant of preemptive rights to subscribe new shares made with respect to our ordinary shares is not treated as a taxable event under Spanish law and, therefore, is not subject to Spanish Non-Residents Income Tax. The exercise of such preemptive rights for the subscription of new shares is not considered a taxable event under Spanish law and, therefore, is not subject to Spanish Non-Residents Income Tax.

The sale of preemptive rights to subscribe new shares will be considered as taxable capital gain on the difference between the acquisition value and the amount received. See “Income Taxes - Taxation of Capital Gains” below.

Income Taxes - Taxation of Capital Gains

Under Spanish Non-Residents Income Tax Law, any capital gain derived from the sale or exchange of shares of a Spanish Company is considered to be Spanish source income and, therefore, is taxable in Spain.

Spanish Non-Residents Income Tax is currently levied at a 19% tax rate on capital gains obtained by non-resident holders, unless the investor is entitled to an exemption or a reduced rate under CADT between Spain and its country of residence.

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Non-resident holders should consult their tax advisors with respect to the applicability and the procedures under Spanish law for obtaining the benefit of an exemption or a reduced rate under a CADT.

Spanish Wealth Tax and Tax on Large Fortunes

Unless an applicable CADT provides otherwise, individual non-resident holders who hold ordinary shares located in Spain are subject to the Spanish Wealth Tax (Spanish Law 19/1991) and to the Spanish Solidarity Tax on Large Fortunes (Spanish Law 38/2022), which imposes a tax on assets located in Spain at the end of each year.

For non-resident holders, the applicable legislation, exemptions and tax rates will depend on the location of the assets. In this case, the Company is located in Comunidad de Madrid for tax purposes.

Non-resident holders should consult their tax advisors with respect to the applicability of the Spanish Wealth Tax.

Spanish Inheritance and Gift Taxes

Unless an applicable CADT provides otherwise, transfers of ordinary shares on death or by gift to individuals are subject to Spanish Inheritance and Gift Taxes, respectively (Spanish Law 29/1987), if the ordinary shares are located in Spain, regardless of the residence of the transferee.

For non-resident holders, the applicable legislation, exemptions and tax rates will depend on the location of the assets. In this case, the Company is located in Comunidad de Madrid for tax purposes.

Non-resident holders should consult their tax advisors with respect to the applicability of the Spanish Inheritance and Gift Taxes.

Spanish Transfer Tax

A transfer by a non-resident holder of our ordinary shares will be exempt from any Spanish Transfer Tax (Impuesto sobre Transmisiones Patrimoniales) as well as exempt from Value Added Tax if, at the time of such transfer, real estate in Spain does not amount to more than 50% of our assets.

Real estate located in Spain currently does not, and we do not expect that Spanish real estate will in the foreseeable future, amount to more than 50% of our assets. Additionally, no Stamp Duty will be levied on a transfer by a non-resident holder of our ordinary shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares (including ordinary shares represented by ADSs). It applies to you only if you acquire your ADSs in this offering and hold your ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

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●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our ordinary shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the State, local, non-U.S., and other tax considerations of the ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any State thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

Additionally, a “non-US Holder” is a beneficial owner of ADSs that is neither a US Holder nor a partnership (or other pass-through entity) for US federal income tax purposes. If a partnership (or other entity treated as a partnership for US federal income tax purposes) is a beneficial owner of ADSs, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding ADSs are urged to consult their tax advisors regarding an investment in the ADSs.

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For US federal income tax purposes, a beneficial owner of ADSs generally will be treated as the beneficial owner of the ordinary shares represented by those ADSs.

US Federal Income Taxation of US Holders

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, the expected proceeds from this offering, and projections as to the market price of our ordinary shares immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of our ordinary shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sole election.

The discussion below under “-Dividends” and “-Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “-Passive Foreign Investment Company Rules” below.

Dividends

Any cash distributions paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

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Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We intend to list the ordinary shares on NYSE American. Provided that this listing is approved, we believe that the ordinary shares should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that our ordinary shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on our ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. U.S. Holders may be entitled to a foreign tax credit in respect of some portion of Spanish or other non-U.S. withholding taxes imposed on dividends paid on our ordinary shares. However, the rules governing the availability of the foreign tax credit and the limitations thereon are highly complex, and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the ordinary shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to- market election with respect to such stock. If a U.S. Holder makes this election with respect to our ordinary shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to- market election in respect of our ordinary shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We anticipate that our ordinary shares should qualify as being marketable stock and/or regularly traded while listed on NYSE American, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC.

US Federal Income Taxation of Non-US Holders

Taxation of Dividends and Other Distributions on ADSs

If you are a non-US Holder, dividends paid to you in respect of ADSs will not be subject to US federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States and, if required by a qualifying income tax treaty with the United States as a condition for subjecting you to US federal income taxation on a net income basis, the dividends are attributable to a permanent establishment that you maintain in the United States. In such cases, you generally will be taxed in substantially the same manner as a US Holder. If you are a corporate non-US Holder, “effectively connected” dividends, under certain circumstances, may be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of a qualifying income tax treaty with the United States that provides for a lower rate.

Taxation of Dispositions of ADSs

If you are a non-US Holder, you will not be subject to US federal income tax on gain recognized on the sale or other disposition of your ADSs unless:

●	the gain is “effectively connected” with your conduct of a trade or business in the United States and, if required by a qualifying income tax treaty with the United States as a condition for subjecting you to US federal income taxation on a net income basis, the gain is attributable to a permanent establishment that you maintain in the United States; or

●	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

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If you are a corporate non-US Holder, “effectively connected” gains that you recognize, under certain circumstances, also may be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of a qualifying income tax treaty with the United States that provides for a lower rate.

Information Reporting and Backup Withholding

Certain US Holders, including individuals that own “specified foreign financial assets” with an aggregate value in excess of a specified threshold generally are required to file an annual information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts not held through a custodial account with a US financial institution, as well as securities issued by a non-US issuer (which would include the ADSs). Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Applicable Treasury regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. US Holders that fail to report the required information could be subject to substantial penalties.

Dividend payments to a US Holder with respect to the ADSs and proceeds from the sale, exchange or redemption of the ADSs may be subject to information reporting to the IRS (on an applicable IRS Form 1099) and possible US backup withholding. Backup withholding generally will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certifications or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status generally must provide such certifications on IRS Form W-9.

If you are a non-US Holder, you generally will be exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-US payor. You generally will be exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of ADSs effected at a US office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a US person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-US person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the ADSs, including the application of the rules to their particular investment and other personal circumstances.

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UNDERWRITING

We have entered into an underwriting agreement ThinkEquity LLC, as the representative of the underwriters (the “Representative”), with respect to the securities sold in this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters have agreed, severally and not jointly, to purchase from us the number of ADSs set forth opposite the underwriter’s name in the following table at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of ADSs
ThinkEquity LLC

Total

The underwriters have committed to purchase all of the securities offered by us other than those securities covered by the over-allotment option described below, if they purchase any securities. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the securities, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Sales of any ordinary shares represented by ADSs made outside of the United States may be made by affiliates of the underwriters.

Over-Allotment Option

We have granted the underwriters an option to purchase from us, at the public offering price less underwriting discounts and commissions, up to an additional 173,100 ADSs, solely to cover over-allotments, if any. The underwriters may exercise this option, in whole or in part, at any time during the 45-day period from the date of this prospectus.

Underwriting Discounts and Commissions; Expenses

The following table shows the public offering price per ADS, the total underwriting discounts and commissions to be paid to the underwriters and the proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Total
	Per ADS	Without Over- Allotment Option	With Over- Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (7.5%)	$	$	$
Non-accountable expense allowance (1%)	$	$	$
Proceeds, before expenses, to us	$	$	$

The Representative has advised us that the underwriters propose initially to offer the securities to the public at the public offering price set forth on the cover of this prospectus and to dealers at that price less a concession not in excess of $            per share. If all of the securities are not sold at their respective public offering prices, the Representative may change the public offering price and the other selling terms.

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We have agreed to pay all of the expenses relating to the offering, including, but not limited to the following: (a) all filing fees and communication expenses relating to the registration of the ADSs and the ordinary shares to be sold in the offering with the Commission; (b) all filing fees and expenses associated with the review of the offering by FINRA; (c) all fees and expenses relating to the listing of such Shares on the NYSE American and on such other stock exchanges as the Company and the Representative may together determine, including any fees charged by The Depository Trust Company (“DTC”) for new securities; (d) all fees, expenses and disbursements relating to background checks of the Company’s officers, directors and entities in an amount not to exceed $15,000 in the aggregate; (e) all fees, expenses and disbursements relating to the registration or qualification of such ADSs or ordinary shares under the “blue sky” securities laws of such states, if applicable, and other jurisdictions as the Representative may reasonably designate; (f) all fees, expenses and disbursements relating to the registration, qualification or exemption of such ADSs or ordinary shares under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (g) the costs of all mailing and printing of the underwriting documents (including, without limitation, the Underwriting Agreement, any Blue Sky Surveys and, if appropriate, any Agreement Among Underwriters, Selected Dealers’ Agreement, Underwriters’ Questionnaire and Power of Attorney), Registration Statements, Prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final Prospectuses as the Representative may reasonably deem necessary; (h) the costs and expenses of the Company’s public relations firm; (i) the costs of preparing, printing and delivering certificates representing the ADSs or ordinary shares; (j) fees and expenses of the transfer agent for the ordinary shares and of the depositary for the ADSs; (k) stock transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to the underwriters; (l) the costs associated with post-closing advertising the offering in the national editions of the Wall Street Journal and New York Times; (m) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones, each of which the Company or its designee will provide within a reasonable time after the closing in such quantities as the Representative may reasonably request, in an amount not to exceed $3,000; (n) the fees and expenses of the Company’s accountants; (o) the fees and expenses of the Company’s legal counsel and other agents and representatives; (p) the fees and expenses of the Underwriters’ legal counsel not to exceed $125,000; (q) the $29,500 cost associated with the use of Ipreo’s book building, prospectus tracking and compliance software for the offering; (r) $10,000 for data services and communications expenses; (s) up to $10,000 of the Representative’s actual accountable “road show” expenses; and (t) up to $30,000 of the Representative’s market making and trading, and clearing firm settlement expenses for the Offering.

We have paid an expense advance of $37,500 to the Representative, which shall be applied against fees and expenses of legal counsel and other actual out-of-pocket accountable expenses, which will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay the Representative a non-accountable expense allowance of 1% of the gross proceeds of the offering at the closing of the offering. The Representative may deduct from the net proceeds of the offering payable us at closing the expenses to be paid by us to the underwriters, less the expense advance.

The underwriting agreement, however, provides that in the event the offering is terminated, any advance expense deposits paid to the underwriters will be returned to the extent that offering expenses are not actually incurred in accordance with FINRA Rule 5110(g)(5)(A).

Lock-Up Agreements

Pursuant to “lock-up” agreements, each of our executive officers, directors and holders of 10% or more of the issued and outstanding ordinary shares has agreed for a period of one hundred eighty days from the date of this offering, subject to customary exceptions, without the prior written consent of the Representative, not to, directly or indirectly (a) offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of any ordinary shares or ADSs, any warrant or option to purchase such shares or ADSs or any other security of the Company or any other entity that is convertible into, or exercisable or exchangeable for, ordinary shares or any other equity security of the Company (each a “Relevant Security” and collectively, “Relevant Securities”), in each case beneficially owned by them or otherwise publicly disclose the intention to do so, or (b) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Relevant Security (in each case within the meaning of Section 16 of the Exchange Act with respect to any Relevant Security or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by the delivery of Relevant Securities, other securities, cash or other consideration, or otherwise publicly disclose the intention to do so.

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We have agreed that, for a period of six months from the date of the offering, we will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (b) file or cause to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (c) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (d) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (a), (b), (c) or (d) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

We have also agreed that, for a period of twelve months from the closing of the offering, we will not directly or indirectly offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company in any “at-the-market”, continuous equity or variable rate transaction, without the prior written consent of the Representative.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares offered hereby to any accounts over which they have discretionary authority.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The Representative may allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the Representative on the same basis as other allocations.

Representative’s Warrants

We have also agreed to issue to the underwriters or their designees at the closing of this offering Representative’s Warrants to purchase up to an aggregate of 57,700 ADSs if the overallotment option is not exercised by the underwriters and 66,355 if the overallotment option is exercised in full by the underwriters (5% of the ADSs sold in this offering). We are registering hereby the Representative’s Warrants and the ordinary shares issuable upon exercise of such warrants for deposit and delivery of ADSs. The Representative’s Warrants will be exercisable at any time and from time to time, in whole or in part, during a period commencing six months from the commencement of sales in this offering and expiring five years thereafter. The Representative’s Warrants will be exercisable at a price equal to 125% of the public offering price per ADS and such warrants shall be exercisable on a cash basis; provided, that, if a registration statement registering the ordinary shares issuable upon exercise of the Representative’s Warrants is not effective, the Representative’s Warrants may be exercised on a cashless basis. The Representative’s Warrants have been deemed underwriting compensation by FINRA and are, therefore, subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The Representative or its permitted assignees under Rule 5110(e)(1) shall not sell, transfer, assign, pledge or hypothecate the Representative’s Warrants, nor engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Representative’s Warrants, for a period of 180 days from the commencement of sales in the offering, except that they may be assigned, in whole or in part, as specifically set forth in the underwriting agreement. The Representative’s Warrants will provide for customary anti-dilution provisions (for stock dividends, splits and recapitalizations and the like) consistent with FINRA Rule 5110(g)(8). Further, the Representative’s Warrants will provide for a one-time demand registration right at our expense, and unlimited piggyback registration rights, in each case for a period of up to five years from the commencement of sales of this offering in compliance with FINRA Rule 5110(g)(8)(B), (C) and (D), respectively.

133

Determination of Offering Price

The public offering price will be determined through negotiations between us and the underwriters in the offering. In addition to prevailing market conditions, the factors to be considered in determining the public offering price are:

●	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

●	our financial information;

●	the history of, and the prospects for, our company and the industry in which we compete;

●	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

●	the present state of our development;

●	the general condition of the securities markets at the time of this offering;

●	the information set forth in this prospectus and otherwise available to the representatives; and

●	the recent market prices of, and demand for, publicly traded ordinary stock of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

Listing

We have applied to list the ADSs offered in the Offering on the NYSE American under the symbol “STNF”. No assurance can be given that our listing application will be approved by the NYSE American. The consummation of this offering is conditioned on obtaining the approval of NYSE American for the listing of the ADSs.

An active trading market for ADSs may not develop, or if developed, may not be maintained. There can be no assurance that after the offering the ADSs will trade in the public market at or above the public offering price.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any covered short position by either exercising its over-allotment option and/or purchasing securities in the open market.

●	Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. A naked short position occurs if the underwriters sell more securities than could be covered by the over-allotment option. This position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when securities originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

134

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of the securities.

As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters, and selling group members may engage in passive market making transactions in our securities on NYSE American in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, a variety of these services in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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SELLING RESTRICTIONS

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the ADSs have not authorized and do not authorize the making of any offer of ADSs through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the ADSs as contemplated in this prospectus. Accordingly, no purchaser of the ADSs, other than the underwriters, is authorized to make any further offer of the ADSs on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

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Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non- Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Hong Kong

Our securities may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

137

Japan

The ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the ADSs nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) ) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired our securities under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, (b) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (c) where no consideration is or will be given for the transfer; (d) where such transfer is by operation of law; or (e) as specified in Section 276(7) of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, or (5) as specified in Section 276(7) of the SFA.

138

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions that we expect to incur in connection with this offering. Except for the SEC registration fee, the NYSE American listing fee and the FINRA filing fee, all amounts are estimates.

SEC registration fee	$	*
NYSE American listing fee	$	*
FINRA filing fee	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees	$	*
Miscellaneous expenses	$	*
Total expenses	$	*

*	To be provided by amendment.

LEGAL MATTERS

The validity of the ordinary shares represented by the ADSs offered by this prospectus and certain other legal matters as to the law of the Kingdom of Spain will be passed upon for us by CMS Albiñana & Suárez de Lezo. Lucosky Brookman LLP is acting as our counsel as to certain matters relating to the federal securities law of the United States of America and the law of the State of New York. Dentons US LLP is acting as counsel to the underwriters as to certain matters relating to federal securities law of the United States of America and the law of the State of New York.

EXPERTS

The consolidated financial statements of Santa Ana Global Enterprises, S.A. and subsidiaries as of December 31, 2025 and 2024 and for the year ended December 31, 2025 and the period from inception on March 22, 2024 through December 31, 2024 included in this prospectus have been audited by TAAD LLP, an independent registered public accounting firm, as stated in its report appearing herein. Such consolidated financial statements are included in reliance upon the report of TAAD LLP, given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares represented by the ADSs described herein. This prospectus, which constitutes part of the registration statement, does not include all the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we refer in this prospectus to any of our contracts, agreements or other documents, such references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or other document. We anticipate making these documents publicly available, free of charge, on our website at www.santaana.global as soon as reasonably practicable after filing such documents with the SEC. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

You can read the registration statement and our future filings with the SEC, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

139

INDEX TO FINANCIAL STATEMENTS

Financial Statements as of and for the year ended December 31, 2025	Page
Consolidated Statement of Financial Position	F-3
Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss	F-4
Consolidated Statements of Changes in Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to the Consolidated Financial Statements for the year ended December 31, 2025 and for the period from Inception Date of March 22, 2024, through December 31, 2024	F-7

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Santa Ana Global Enterprises, S.A.

Opinion on the Consolidated financial statements

We have audited the accompanying consolidated statement of financial position of Santa Ana Global Enterprises S.A. (the Company) as of December 31, 2025, and 2024 and the related consolidated statements of profit or loss and other comprehensive income and loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024 and the results of its operations and its cash flows for each of the years ended in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has an accumulated deficit and negative cash flows from operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

Diamond Bar, CA

August 5, 2026

F-2

SANTA ANA GLOBAL ENTERPRISES S.A.

Consolidated Statement of Financial Position

(in Euros, except share data or otherwise noted

		December 31,	December 31,
	Notes	2025	2024
		€	€
Assets
Current assets:
Cash	2	53,752	261,383
Developments under construction	5	444,615	598,372
Advances to suppliers	5	569,423	-
Prepaid expenses	6	333,987	416,233
Public treasury receivable	4	159,655	88,388
Other receivables		1,944	-
Total current assets		1,563,376	1,364,376
Non-current assets:
Investment property - land	8	9,207,075	10,791,950
Office furniture – net		8,919	5,312
Guarantee deposits and others	6	7,600	7,600
Total non-current assets		9,223,594	10,804,862
Total assets		10,786,970	12,169,238

Liabilities and shareholders’ equity
Current liabilities:
Other financial liabilities	9	555,464	404,620
Related party loan payables, current	9 & 17	150,000	-
Debt with financial institutions	9	193	7,461
Other related party payables, current	9	118,373	-
Accounts payable	9	15,908	16,935
Other payables	9	790,192	368,126
Personnel (salaries payable)	9	50,298	-
Other current liabilities and payables to public administrations	9	191,089	29,771
Total current liabilities		1,871,517	826,913
Non-current liabilities:
Liability to land contributors	10	1,012,778	1,187,115
Bonds and other marketable securities	10	197,355	-
Other non-current financial liabilities	10	834,666	-
Deferred income tax	19	2,653,405	2,401,209
Total non-current liabilities		4,698,204	3,588,324
Total liabilities		6,569,721	4,415,237
Shareholders’ equity:
Share Capital	11	65,210	65,210
Additional paid-in-capital	11	1,272,045	1,272,045
Other shareholder contributions	11	935,000	-
Accumulated other comprehensive income (loss)	11	7,103	-
Reserves	11	5,010,536	52,307
(Accumulated Deficit) / Retained earnings	11	(3,015,062)	6,366,076
Treasury shares and equity instruments	11	(57,583)	(1,637)
Total shareholders’ equity		4,217,249	7,754,001
Total liabilities and shareholders’ equity		10,786,970	12,169,238

F-3

SANTA ANA GLOBAL ENTERPRISES S.A.

Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss

(in Euros, except share data or otherwise noted)

	Notes	Year Ended December 31, 2025	Year Ended December 31, 2024
		€	€
Revenue:
Cost of revenue and operating expenses:
Selling, general and administrative expenses	12	(1,129,785)	(747,081)
Salaries and other costs of employees	13	(603,384)	(98,503)
Amortization and depreciation	7	(1,566)	-
Operating Loss		(1,734,735)	(845,584)
Other Income and Expenses
Finance costs	10, 13	(209,655)	-
Changes in fair value of investment property - land	8	(1,642,092)	9,604,836
Exchange (loss) gain – net		(3,312)	8,033
Total Other Income and Expenses		(1,855,059)	9,612,869
Net (loss) profit before income taxes		(3,589,794)	8,767,285
Income tax benefit (expense)	19	574,732	(2,401,209)
Net (loss) profit		(3,015,062)	6,366,076
Other Comprehensive Income (loss):
Foreign currency translation differences and other valuation adjustments	11	7,103	-
Total comprehensive income (loss)		(3,007,959)	6,366,076
Weighted average shares outstanding
Basic		6,521,073	2,225,880
Diluted		6,521,073	2,225,880
Per share
Basic earnings per share (in units)		(0.46)	2.86
Diluted earnings per share (in units)		(0.46)	2.86

F-4

SANTA ANA GLOBAL ENTERPRISES S.A.

Consolidated Statements of Changes in Equity

(in Euros, except share data or otherwise noted)

	Note	Number of Outstanding Shares	Share Capital	Additional Paid-in-Capital	Other Shareholders contribution	Reserves	Treasury shares and equity instruments	Retained Earnings (Deficit)	Accumulated other comprehensive income (loss)	Total
			€	€	€	€	€	€	€	€
Balance as of Inception Date of March 22, 2024		-	-	-	-	-	-	-	-	-
Issuance of shares		6,521,073	65,210	1,272,045	-	-	-	-	-	1,337,255
Sales of treasury shares, net		-	-	-	-	45,107	(1,637)	-	-	43,470
Attributed cost of the land classified as inventory in Laguna Grande S.A.S		-	-	-	-	7,200	-	-	-	7,200
Net Profit		-	-	-	-	-	-	6,366,076	-	6,366,076
Closing balance as of December 31, 2024		6,521,073	65,210	1,272,045	-	52,307	(1,637)	6,366,076	-	7,754,001

Transfer of 2024 profit to reserves		-	-	-	-	6,366,076		(6,366,076)	-	-
Shareholder contributions received in cash	11				935,000	-	-	-	-	935,000
Consolidation adjustment - Laguna Grande land allocation and related deferred tax	11	-	-	-		(1,208,513)		-	-	(1,208,513)
Loss on treasury share transactions recognized directly in equity within reserves						(199,334)				(199,334)
Treasury share transactions, net	11	-	-	-	-	-	(55,946)	-	-	(55,946)
Valuation adjustments	11	-	-	-	-	-	-	-	8,249	8,249
Foreign currency translation adjustment		-	-	-	-	-	-	-	(1,146)	(1,146)
Net loss for the year		-	-	-	-	-	-	(3,015,062)	-	(3,015,062)
Closing balance for the year ended December 31, 2025		6,521,073	65,210	1,272,045	935,000	5,010,536	(57,583)	(3,015,062)	7,103	4,217,249

F-5

SANTA ANA GLOBAL ENTERPRISES, S. A.

Consolidated Statements of Cash Flows

(in Euros, except share data or otherwise noted)

	Notes	Year Ended December 31, 2025	Year Ended December 31, 2024
		€	€
Operating activities:
Net (loss) profit		(3,015,062)	6,366,076
Adjustments to reconcile net (loss) profit to net cash used in operating activities:
Net deferred tax movement	19	252,196	-
Depreciation and amortization	7	1,566	-
Finance costs	10, 13	209,661	-
Exchange differences		3,311	-
Changes in fair value of investment property	8,10	1,816,428	(10,791,950)
Liability to land contributors		(174,336)	1,187,115
Non-cash opening balance consolidation adjustment — Laguna Grande land allocation and related deferred tax	8,11,19	(1,208,513)	-
Changes in non-cash working capital items:
Developments under construction	5	153,757	(591,172)
Public treasury and other receivables	4	(73,211)	(88,388)
Advances to suppliers		(569,423)	-
Prepaid expenses		82,244	(416,233)
Other current liabilities		(32,157)	404,620
Trade and other current liabilities	9	582,642	422,293
Guarantee deposits		-	(7,600)
Income Tax			2,401,209
Net cash used in operating activities		(1,970,897)	(1,114,030)

Investing activities
Purchase of PPE		(5,173)	(5,312)
Additions to investment property	8	(231,553)	-
Net cash used in investing activities		(236,726)	(5,312)

Financing activities
Cash for issuance of shares	11	-	1,337,255
Treasury share transactions, net	11	(194,536)	43,470
Cash contributions from shareholders	11	935,000	-
Proceeds from convertible notes	9 & 10	791,330
Proceeds from other current and non-current financial liabilities	10	192,721	-
Proceeds from related party financing	9 & 17	268,373	-
Net cash provided by financing activities		1,992,888	1,380,725
Net change in cash		(214,735)	261,383
Cash - beginning of period		261,383	-
Non-cash AOCI alignment	2,11	7,103
Cash - end of period		53,752	261,383
Supplemental cash flow disclosures
Interest paid		-	-
Income taxes paid		-	-
Non-cash investing and financing activities
Recognition of LDA Capital warrant liability measured at fair value through profit or loss		197,355	-
Recognition of shares received under the GEM share-loan arrangement and corresponding return obligation		42,745
Attributed cost of the land classified as inventory in Laguna Grande S.A.S		-	7,200

F-6

SANTA ANA GLOBAL ENTERPRISES, S.A.

Notes to the Consolidated Financial Statements for the

year ended December 31, 2025 and for the period

from Inception Date of March 22, 2024,

through December 31, 2024

NOTE 1 – ENTITY INFORMATION

Santa Ana Global Enterprises, S.A. (the “Company,” “SAGE” or the “Parent”) was incorporated under the laws of the Kingdom of Spain on March 22, 2024. The Company’s registered office and principal place of business is located at Calle Castelló 32, 1.º derecha, 28001 Madrid, Spain.

The Company is registered with the Madrid Commercial Registry under Volume 46763, Folio 70, Sheet M-820821. Its Spanish tax identification number (Código de Identificación Fiscal, or “CIF”) is A70941299.

Pursuant to Article 2 of its bylaws, the Company’s corporate purpose comprises:

-	the provision of legal, economic, administrative, commercial and industrial advisory services, and the acquisition, holding, disposition and trading of securities, equity interests and shares in any type of company;

-	the management, direction and administration of the entities in which the Company holds an interest;

-	the acquisition, holding, exploitation and monetization—whether through management, lease, assignment of use or sale of rights, whether in rem or in personam—of intellectual and industrial property rights and real estate assets;

-	the purchase, sale, management and operation of real estate of any kind, whether rural or urban, including the lease of properties owned by the Company, and, more generally, the provision of real estate-related services; and

-	the indirect construction, development and refurbishment of buildings, and the execution of works of any nature, whether on assets of the Company or of third parties, in each case carried out through collaborators or subcontractors.

The Company’s principal Spanish economic activity classification (Clasificación Nacional de Actividades Económicas, or “CNAE”) is 7010 — Activities of head offices.

As of December 31, 2025, the Company is the parent of a group consisting of four subsidiaries (collectively with the Company, the “Santa Ana Group” or the “Group”). Information regarding the subsidiaries included within the scope of consolidation is set out in Note 3 and in the country-specific descriptions below. Each subsidiary over which the Group exercises control, directly or indirectly, is consolidated under the full consolidation method. For purposes of these consolidated financial statements, a group is deemed to exist where the parent holds one or more subsidiaries over which it exercises control, whether directly or indirectly. The accounting principles applied in the preparation of the consolidated financial statements, together with the scope of consolidation, are described in Note 2.

The Company’s principal shareholders as of December 31, 2025 are disclosed in Note 11.1.

On November 21, 2024, acting pursuant to authority delegated by the General Shareholders’ Meeting held on October 31, 2024, the Board of Directors approved a capital increase in the amount of €279, effected through the issuance of 27,932 new shares with a par value of €0.01 each. On November 30, 2024, acting pursuant to the same delegated authority, the Board of Directors approved a further capital increase in the amount of €56, effected through the issuance of 5,617 new shares with a par value of €0.01 each. Following these capital increases, the Company’s share capital as of December 31, 2025 amounted to €65,210, divided into 6,521,073 shares with a par value of €0.01 each.

On December 10, 2024, the Company’s shares were admitted to trading on BME Growth, an alternative trading segment of the Spanish stock exchanges operated by Bolsas y Mercados Españoles, at an initial market capitalization of approximately €88 million. From the date of admission through December 31, 2025, the Company’s shares traded at a high of €20.40 and a low of €13.00 per share. As of December 31, 2025, the Company’s market capitalization was approximately €84.8 million.

Subsidiaries

Subsidiaries are entities—including special purpose entities—over which the Group holds, or may hold, directly or indirectly, control, defined as the power to direct the financial and operating policies of an entity so as to obtain economic benefits from its activities. In assessing whether the Group controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible are taken into account. Subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date on which control ceases.

F-7

Colombia

On May 3, 2024, SAGE Colombia Holdings, S.A.S. was incorporated under the laws of the Republic of Colombia with a share capital of COP 1,000,000 (equivalent to approximately €239 at the time of incorporation) and with a corporate purpose comprising investment and real estate activities. SAGE Colombia Holdings, S.A.S. is wholly owned by Santa Ana Global Enterprises, S.A.

On June 28, 2024, SAGE Colombia Holdings, S.A.S. acquired 100% of the share capital of Santa Ana Barú Club, S.A.S. (formerly Miraval Barú, S.A.S.) from Miraval Holding, S.A. for a consideration of COP 100,000,000 (equivalent to approximately €22,000 at the time of acquisition). Accordingly, Santa Ana Barú Club, S.A.S. became a wholly owned indirect subsidiary of the Company. On November 13, 2024, Santa Ana Barú Club, S.A.S. was renamed Laguna Grande, S.A.S.

Through Laguna Grande, S.A.S., the Group entered into a trust agreement for the acquisition of land exploitation rights for the development of the “Laguna Grande” project, situated in the southern area of the city of Cartagena de Indias, Colombia. Under this arrangement, legal title to the underlying land was irrevocably transferred to a separate trust estate administered by a nationally licensed fiduciary institution. Laguna Grande, S.A.S. acts as the managing settlor and project developer, assuming responsibility for planning, financing, construction, marketing and commercialization, and bearing all associated risks, including market, financial, technical and legal risk. The original land contributors retain exclusively economic participation rights and have no role in the development or management of the project. On the basis of this structure, the Group exercises effective control over the project’s assets and the economic benefits expected to flow from them. Management concluded that the Group controls the relevant activities of the trust arrangement in accordance with IFRS 10.

The trust is established and operates exclusively in Colombia and is not related to any other subsidiary or international structure of the Group. Its scope is limited to the development and commercialization of the Laguna Grande project.

Chile

On June 21, 2024, Santa Ana Global Chile Holdings, SpA was incorporated under the laws of the Republic of Chile with a share capital of €1,000 and with a corporate purpose comprising real estate activities. Santa Ana Global Chile Holdings, SpA is wholly owned by Santa Ana Global Enterprises, S.A.

On August 14, 2024, Santa Ana Global Chile Holdings, SpA entered into a contract for the acquisition of exploitation rights over a plot of land located approximately 10 kilometers from the commune of Lampa, Province of Chacabuco, Metropolitan Region of Santiago, Chile, for the purpose of developing the “Lipangue” project. Under the terms of this agreement, Santa Ana Global Chile Holdings, SpA—or a special purpose vehicle to be incorporated for this purpose—will acquire the land exploitation rights pursuant to a pricing structure comprising fixed and variable components.

The Lipangue project contemplates the development of a large-scale residential and mixed-use real estate complex in an area characterized by high growth potential, given its proximity to Santiago and improving infrastructure connectivity. As of the reporting date, the project remains in a preliminary stage, focused on land feasibility analysis, zoning assessments and urban planning studies. No construction activities or capital expenditures have been incurred, as further development is contingent upon the outcome of these studies and the receipt of the required permits and regulatory approvals.

The fixed price component was established at UF 33,600 (Unidades de Fomento, an inflation-indexed unit of account used in Chile), equivalent to approximately €1,250,000 at the exchange rate prevailing on the date of the agreement, determined on the basis of an independent valuation and arm’s length negotiations between the parties. The variable price component is calculated as a percentage of the gross revenues of the Lipangue project and subsumes the fixed price component within it. Both the fixed and variable components are contingent upon the progress of the project’s development and will only become payable once the project begins to generate revenue. In the event that the project is not ultimately awarded to the Company, the agreement terminates without penalty or indemnification to either party. Accordingly, as of December 31, 2025, no present obligation exists for the Company in respect of the UF 33,600 fixed consideration, as the conditions required to trigger such an obligation have not yet been satisfied.

Panama

On June 26, 2024, SAGE Panama Global Holdings, Inc. was incorporated under the laws of the Republic of Panama with a share capital of USD 1,000 (equivalent to approximately €934 at the time of incorporation) and with a corporate purpose comprising real estate activities. SAGE Panama Global Holdings, Inc. is wholly owned by Santa Ana Global Enterprises, S.A.

On October 2, 2024, SAGE Panama Global Holdings, Inc. entered into a purchase option agreement over five lots located in Brisas del Golf, District of San Miguelito, Republic of Panama, with an aggregate area of 12,593 square meters.

The purchase option agreement covers five lots with an aggregate purchase price of USD 5,842,474. The initial payment under this agreement was set at USD 584,247, of which USD 30,000 was paid on December 31, 2024. During January 2025, the remaining USD 554,000 corresponding to the initial payment was settled.

The remaining balance of the purchase price is payable in accordance with the contractual terms of the purchase option agreement and subsequent amendments or arrangements agreed between the parties. As of December 31, 2025, the Group had recognized as advances to suppliers only the amounts already paid under the agreement, as described in Note 5. No additional liability has been recognized in respect of the remaining purchase price as of December 31, 2025.

F-8

The country-specific descriptions above and Note 3 include the subsidiaries within the Group as of December 31, 2025, the scope of consolidation and the key contractual arrangements executed for the purpose of real estate development at the group level.

The standards and interpretations applied in the preparation of these consolidated annual accounts are the same as those applied in the consolidated annual accounts for the year ended December 31, 2024, as none of the standards, interpretations or amendments applicable for the first time this year have had a significant impact on the Group’s accounting policies. In compliance with Article 155 of the Spanish Corporate Enterprises Act, the Company has notified all such companies that, by itself or through another subsidiary, it holds more than 10% of their share capital.

NOTE 2 – MATERIAL ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of Santa Ana Global Enterprises, S.A. and its subsidiaries (collectively, the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”).

Basis of Presentation

The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities measured at fair value as described in the accounting policies set out below. The consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The consolidated financial statements are presented in euros (“EUR” or “€”), which is the functional currency of the Parent Company.

New Accounting Pronouncements

New standards, amendments and interpretations effective for the year ended December 31, 2025

During the year ended December 31, 2025, the Group applied the standards, amendments and interpretations that became mandatory for annual periods beginning on or after January 1, 2025, to the extent applicable. The application of such standards, amendments and interpretations did not have a material impact on the Group’s accounting policies, financial position, results of operations, cash flows, presentation or disclosures, either because they did not introduce relevant changes for the Group or because they relate to matters that are not applicable or not significant to the Group’s operations.

Standards, amendments and interpretations issued but not yet effective

The following standards, amendments and interpretations issued by the IASB were not yet effective for the year ended December 31, 2025. The Group intends to adopt them when they become effective, to the extent applicable:

●	Amendments to IFRS 7 and IFRS 9 — Classification and Measurement of Financial Instruments. The amendments are effective for annual periods beginning on or after January 1, 2026.

●	IFRS 18 — Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 and is effective for annual periods beginning on or after January 1, 2027.

●	IFRS 19 — Subsidiaries without Public Accountability: Disclosures. IFRS 19 is effective for annual periods beginning on or after January 1, 2027.

●	The directors do not expect the initial application of these standards, amendments and interpretations to have a material impact on the Group’s consolidated financial statements, except for potential presentation and disclosure impacts arising from IFRS 18 once it becomes effective.

F-9

Significant Accounting Estimates and Assumptions

The preparation of the consolidated financial statements requires management to make certain estimates and assumptions that affect the amounts of assets and liabilities recognized, as well as the presentation of income and expenses during the reporting period. These estimates are based on the best information available at the date of preparation, taking into account historical experience and reasonable expectations of future events. However, given the uncertain nature of certain assumptions and the possible evolution of economic, industry or regulatory factors, actual results could differ from these estimates and give rise to material adjustments to the amounts recognized. The areas in which estimates and judgments are most significant are as follows:

Fair value of investment property.

The Group determines the fair value of its investment property in accordance with applicable international valuation standards. In particular, the land located in Colombia is valued annually on the basis of an appraisal issued by an independent external expert. The determination of fair value requires the use of significant assumptions, including expectations regarding the evolution of the real estate market, applicable discount rates, and assumptions regarding future development potential. As these inputs are not directly observable in the market and may vary depending on economic or industry conditions, the measurement of fair value constitutes a significant source of estimation uncertainty. Any change in the assumptions used could give rise to significant adjustments to the carrying amount of the investment property.

Estimate of the deferred tax liability arising from revaluations.

The annual revaluation of the land in Colombia gives rise to the recognition of a deferred tax liability, the measurement of which requires significant estimates and judgments. Such estimates include the determination of the tax base of the revalued asset, the expected manner of recovery of the asset value—whether through use or eventual disposal—and the identification of the applicable tax rate in accordance with tax legislation in force. The amount of the deferred tax liability is directly influenced by the fair value assigned to the underlying asset and by the assumptions regarding the manner and timing in which the taxable temporary differences will reverse. Significant changes in tax rates, in the expected manner of recovery of the asset, or in the magnitude of fair value could have a material impact on the amount recognized.

Liability to land contributors.

The liability to the original land contributors in Colombia is measured at fair value and is directly linked to the annual revaluation of the investment property. Its measurement requires the use of unobservable inputs, including the estimate of the future amount payable, the discounting of expected cash flows, and the consideration of associated risks. Changes in the fair value of the investment property, in discount rates or in the terms of the agreement may have a material impact on the recognized amount of the liability. These three elements—the investment property, the associated deferred tax liability and the liability to land contributors—are presented separately in these consolidated financial statements in order to reflect the distinct economic nature of each balance.

Investment Property

In accordance with IAS 40 — Investment Property, paragraphs 8(b) and 33–55, certain land held by the Group has been classified as investment property and is measured under the fair value model. Under this model, investment property is carried at fair value at each reporting date, with changes in fair value recognized in profit or loss for the period. No depreciation is charged on assets accounted for under the fair value model, in accordance with IAS 40.53.

The classification of the Laguna Grande project land is based on the project’s Master Plan and on the objective evidence included in the independent valuation. Based on the current approved allocation, 64% of the total land area is designated for long-term strategic use and classified as investment property under IAS 40, while the remaining 36%, designated for sale in the ordinary course of business, is classified as inventories under IAS 2. This allocation remained unchanged during the year ended December 31, 2025. Any future change in the allocation between investment property and inventories will be recognized only when supported by objective evidence of a change in the approved development plan or intended use of the relevant portion of the project.

As of December 31, 2025, the fair value of the total land amounts to €14,386,055, of which €9,207,075 corresponds to the investment property portion, in accordance with the allocation established under the project’s Master Plan. The remaining portion relates to land classified as inventories under IAS 2 and is measured at the lower of cost and net realizable value.

Fair values have been determined on the basis of independent valuation reports prepared by Valuart (Valuart P&C, S.A.S.), applying methodologies consistent with the International Valuation Standards (IVS 2020), including the market approach, the static residual method and the dynamic residual method. For purposes of these consolidated financial statements, management has applied a conservative valuation judgment and has used the market approach as the primary supportable basis for the fair value measurement of the Laguna Grande land as of December 31, 2025. Management considered the valuation techniques included in the independent appraisal, including the market approach, the static residual method and the dynamic residual method. The market approach was selected as the most conservative supportable basis available at the reporting date, given the current stage of the project, the absence of commenced construction or pre-sales and the availability of comparable market evidence.

The accounting treatment reflects the economic substance of the relevant arrangements and the effective control exercised by the Group over these assets, ensuring compliance with IAS 40.

F-10

Intangible Assets

Intangible assets are initially recognized at acquisition or production cost and are subsequently carried at cost less accumulated amortization and any accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful life of six years. The amortization method and useful life are reviewed at each reporting date.

Property, Plant and Equipment

Items of property, plant and equipment are measured at cost of acquisition or construction, less accumulated depreciation and any accumulated impairment losses. Cost includes all expenditures directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating as intended by management.

Expenditures incurred after initial recognition are capitalized only when it is probable that future economic benefits associated with the item will flow to the Group and the cost can be measured reliably, specifically to the extent that such expenditures increase the useful life or productive capacity of the asset, with the corresponding derecognition of the replaced or renewed components. All other repair and maintenance costs are expensed as incurred on an accruals basis.

Expenses incurred during the reporting period in connection with works and projects undertaken by the Group for its own use are charged to expense accounts according to their nature. Work-in-progress accounts are debited by the amount of such expenses, with a corresponding credit to the income caption reflecting work performed by the Group for its own assets.

Depreciation is recognized on a straight-line basis over the estimated useful life of each asset, taking into account the expected pattern of consumption of the economic benefits embodied in the asset, as well as technological and commercial obsolescence and residual value. The estimated useful lives applied are as follows:

Asset category Furniture	Estimated useful life
Furniture and fittings	10 Years
Machinery and installations	10 Years

Impairment of Non-Financial Assets

Assets subject to depreciation or amortization are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of an asset exceeds its recoverable amount, defined as the higher of fair value less costs of disposal and value in use.

Value in use is calculated as the present value of estimated future cash flows, discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, to the extent that such risks have not been incorporated into the projected cash flows.

Inventories

In accordance with IAS 2 — Inventories, inventories are measured at the lower of cost and net realizable value (“NRV”). Cost comprises the acquisition price of land and plots, directly attributable development and urbanization costs, transaction costs, and borrowing costs incurred during the period in which active development activities are taking place, to the extent that such costs are necessary to bring the inventory to its present condition and location, in accordance with IAS 23 — Borrowing Costs.

The carrying amount of inventories is reviewed regularly to assess whether it exceeds NRV. When NRV falls below cost, the resulting write-down is recognized in profit or loss. Conversely, when NRV exceeds cost, inventories continue to be measured at cost, as IAS 2 does not permit upward revaluations.

NRV is determined on the basis of independent external valuations or internal valuation studies, depending on the nature and stage of each asset. Valuations are performed using recognized methodologies, including the dynamic residual method for land under development and discounted cash flow techniques for projects in progress or completed units, where applicable. As valuations rely on forward-looking inputs—including projected sales prices, construction timelines, financing costs and market absorption rates—actual outcomes may differ from initial estimates. Changes in NRV arising from updated market conditions or revised project expectations are recognized prospectively in accordance with IAS 2.

Project costs capitalized into inventories are presented as a reduction of the expense captions by nature to which they relate in the consolidated statement of income. Such presentation does not represent revenue from contracts with customers, sales income, fair value income or other operating income. It represents the offsetting effect arising from the capitalization of project costs that would otherwise have been presented as period expenses.

F-11

Financial Instruments

Initial recognition and classification

Financial assets and liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument and are initially recognized at fair value.

Financial assets

Financial assets held by the Group are classified and subsequently measured in accordance with IFRS 9 based on the Group’s business model for managing the assets and the contractual cash flow characteristics of the assets. Financial assets held for collection of contractual cash flows that are solely payments of principal and interest are measured at amortized cost using the effective interest method, where the time value of money has a significant impact, less expected credit losses

The Group recognizes expected credit losses in accordance with IFRS 9. At each reporting date, the Group assesses whether credit risk has increased significantly since initial recognition and recognizes impairment losses in profit or loss based on expected credit losses.

Financial assets at cost

For equity instruments measured at cost, the impairment loss is the difference between the carrying amount and the recoverable amount, defined as the higher of fair value less costs to sell and the present value of estimated future cash flows arising from the investment—calculated either by estimating expected dividends and disposal proceeds, or by estimating the Group’s share of the cash flows expected to be generated by the investee from its ordinary activities and its disposal. Unless there is better evidence of the recoverable amount, the estimate of impairment loss for equity instruments is calculated based on the net equity of the investee and any unrealized gains existing at the measurement date, net of the related tax effect.

Impairment losses and, where applicable, reversals are recognized in profit or loss. Reversal of impairment is limited to the carrying amount that would have been recognized at the reversal date had no impairment been recorded.

Financial liabilities — amortized cost

Financial liabilities other than derivative financial instruments are subsequently measured at amortized cost using the effective interest method.

Financial liabilities at fair value through profit or loss

The Group classifies financial liabilities at fair value through profit or loss when they meet any of the following conditions:

●	They are held for trading. A financial liability is considered to be held for trading when it meets any of the following conditions:

○	It is incurred or assumed principally for the purpose of repurchasing it in the short term (e.g., quoted bonds and other marketable securities that the Group may repurchase in the short term in response to changes in value).

○	It is an obligation of a short seller to deliver financial assets that have been lent to it (“short selling”).

○	At the time of initial recognition, it forms part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking.

○	It is a derivative financial instrument, provided it is not a financial guarantee contract nor has it been designated as a hedging instrument.

●	From the time of initial recognition, it has been irrevocably designated for measurement at fair value through profit or loss (the “fair value option”), because:

○	It significantly eliminates or reduces an accounting mismatch with other instruments at fair value through profit or loss; or

○	A group of financial liabilities or financial assets and liabilities is managed and its performance evaluated on a fair value basis in accordance with a documented risk management or investment strategy, and information about the group is also provided on a fair value basis to key management personnel.

●	Optionally and irrevocably, hybrid financial liabilities with a separable embedded derivative may be included in their entirety in this category.

Financial liabilities included in this category are initially measured at fair value, which, in the absence of evidence to the contrary, is assumed to be the transaction price, equivalent to the fair value of the consideration received. Directly attributable transaction costs are recognized in profit or loss for the year. After initial recognition, such liabilities are carried at fair value, with changes recognized in profit or loss.

F-12

Trade and other payables

Trade and other payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

Fair Value Measurement

The Group measures certain assets and liabilities at fair value in accordance with IFRS 13 — Fair Value Measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, in the principal market for the asset or liability or, in the absence thereof, in the most advantageous market to which the Group has access. For non-financial assets, fair value measurement considers their highest and best use.

Assets and liabilities measured or disclosed at fair value are classified within the following hierarchy, based on the lowest level input that is significant to the overall fair value measurement:

●	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities.

●	Level 2: valuation techniques based on inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly.

●	Level 3: valuation techniques based on significant unobservable inputs.

The warrant issued by the Group and recognized as a financial liability is classified within Level 2 of the fair value hierarchy, as its valuation is derived from techniques using observable market inputs. The revaluation of the land located in Colombia is classified within Level 3, as the measurement of its fair value depends on unobservable inputs and is based on the appraisal issued by an independent external expert.

The Group reviews at each reporting date whether transfers between levels of the fair value hierarchy have occurred. For significant assets and liabilities measured at fair value under Level 3—including the investment property in Colombia and associated liabilities—the Group may engage independent external appraisers, selected on the basis of technical competence and professional independence. The Group periodically evaluates the key assumptions and inputs used in such valuations, verifying consistency with contractual documentation, market data and other relevant sources. The specific notes to the financial statements detail the valuation methods, inputs used, sensitivity analyses for Level 3 measurements, as well as the classification within the fair value hierarchy required by IFRS 13.

Investments in Associates and Joint Ventures

Investments in entities over which the Group exercises significant influence (associates) and investments in joint ventures where relevant decision-making requires the unanimous agreement of the parties are accounted for using the equity method. Under this method, investments are initially recognized at cost and subsequently adjusted to reflect the Group’s proportionate share of the results, other comprehensive income and changes in equity of the investees from the date of acquisition. Unrealized gains and losses arising from transactions between the Group and its investees are eliminated to the extent of the Group’s interest.

The Group assesses at each reporting date whether there is objective evidence of impairment of its investments in associates or joint ventures. Where indications of impairment exist, the recoverable amount is determined and, if lower than the carrying amount, the resulting impairment loss is recognized in profit or loss. When the Group loses significant influence or joint control over an investee, the remaining investment is measured at fair value and any difference from the carrying amount is recognized in profit or loss.

Provisions

Provisions are recognized when the Group has a present obligation—legal or constructive—as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount. Contingent liabilities are not recognized but are disclosed in accordance with IAS 37 — Provisions, Contingent Liabilities and Contingent Assets, where applicable.

Provisions are measured at the best estimate of the expenditure required to settle the present obligation at the reporting date, taking into account all available information about the consequences of the event giving rise to them, and are reassessed at each reporting date. Provisions are reversed, in whole or in part, when the obligations for which they were originally recognized cease to exist or decrease.

Income Tax

Current tax assets and liabilities are measured at the amounts expected to be recovered from, or paid to, the relevant tax authorities, based on tax laws and rates that have been enacted or substantively enacted at the reporting date.

F-13

Deferred taxes are recognized using the liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is calculated using the tax laws and rates that have been enacted or substantively enacted at the reporting date and are expected to apply in the period in which the deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized only to the extent that it is probable that sufficient future taxable profit will be available against which the deductible temporary differences or unused tax losses can be utilized. Deferred tax liabilities are recognized for all taxable temporary differences, unless the amount is immaterial.

Deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized outside profit or loss, either in other comprehensive income or directly in equity. In such cases, the related deferred tax is recognized consistently in other comprehensive income or directly in equity, respectively.

Revenue and Expenses

Revenue is recognized on an accrual basis and is measured at the fair value of the consideration received or receivable, representing amounts derived from the delivery of goods and the rendering of services in the ordinary course of business, net of discounts, value added tax and other sales-related taxes.

Expenses are recognized on an accrual basis in the period in which they are incurred, regardless of the date of payment.

Personnel Expenses

Personnel expenses are recognized when services are rendered, recorded at the accrued amount regardless of the payment date. These expenses include salaries and wages, variable compensation and the related social security contributions and other legally required labor costs. Amounts accrued but not yet paid at the reporting date are recorded as liabilities within trade and other payables.

The Group does not maintain defined benefit pension plans. Contributions to defined contribution plans, where applicable, are recognized as an expense in the period in which the obligation arises, with no additional future obligation beyond the contributions accrued. Termination benefits are recognized when the Group has a demonstrable commitment to terminate an employee’s contract or to provide benefits for voluntary termination, in accordance with IAS 19 — Employee Benefits.

Accruals and Prepayments

The Group recognizes income and expenses following the accrual principle, recording transactions in the period in which they occur, regardless of the date of collection or payment. Prepaid expenses, corresponding to payments made for goods or services to be received in future periods, are recognized as assets and charged to profit or loss as the goods or services are received, on a time or economic consumption basis. The classification of accruals and prepayments between current and non-current is determined based on the expected timing of their realization or settlement, in accordance with IAS 1 — Presentation of Financial Statements.

Foreign Currency

Transactions and balances

Transactions denominated in currencies other than the functional currency of each group entity are initially recognized at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the closing exchange rate at each reporting date. Foreign exchange differences arising on settlement or retranslation of monetary items are recognized in profit or loss in the period in which they arise. Non-monetary items measured at historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction.

Exchange differences arising on monetary items that form part of the Group’s net investment in a foreign operation are recognized directly in other comprehensive income until the total or partial disposal of the investment, at which point the accumulated amount is reclassified to profit or loss.

Translation of foreign operations

The financial statements of group entities whose functional currency differs from the presentation currency of the Group are translated into euros as follows: assets and liabilities are translated at the closing exchange rate at the reporting date; income and expenses are translated at the exchange rates prevailing at the dates of the transactions, or at average rates for the period where these approximate the transaction-date rates; and all resulting exchange differences are recognized in other comprehensive income and accumulated in equity within the foreign currency translation reserve. On disposal of a foreign operation, the cumulative translation differences attributable to that operation are reclassified from equity to profit or loss as part of the gain or loss on disposal.

The functional currencies of the Group’s subsidiaries are as follows: SAGE Colombia Holdings, S.A.S. and Laguna Grande, S.A.S. — Colombian peso (COP); Santa Ana Global Chile Holdings, SpA — Chilean peso (CLP); SAGE Panama Global Holdings, Inc. — United States dollar (USD).

F-14

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, bank demand deposits and deposits with original maturities of three months or less from the date of acquisition, which are subject to an insignificant risk of changes in value.

As of December 31, 2025 and December 31, 2024, the Group held cash of €53,752 and €261,383, respectively. The Group holds no cash equivalents as of either date.

Consolidated Statement of Cash Flows

The consolidated statement of cash flows has been prepared using the indirect method. The following terms are used with the meanings indicated:

●	Cash flows: inflows and outflows of cash and cash equivalents; the latter being understood as short-term, highly liquid investments with a low risk of changes in value.

●	Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be classified as investing or financing.

●	Investing activities: the acquisition, disposal or other disposition of long-term assets and other investments not included in cash and cash equivalents.

Financing activities: activities that result in changes in the size and composition of equity and financial liabilities that do not form part of operating activities.

Under the indirect method, the Group presents non-cash reconciling adjustments as part of the reconciliation of net income to net cash used in operating activities. These adjustments include fair value remeasurements, deferred tax movements, finance costs recognized in profit or loss, and other non-cash consolidation adjustments required to reconcile profit or loss to cash flows from operating activities. Such adjustments do not represent cash expenditures.

NOTE 3 – BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025

Preparation

The consolidated annual accounts as of December 31, 2025, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee, as described in Note 2, in such a way as to present fairly the Group’s financial position as of December 31, 2025 and its results of operations, other comprehensive income and cash flows for the year then ended.

Principles of consolidation

The Consolidated Financial Statements as of December 31, 2025, include the Financial Statements of the Parent Company and its subsidiaries. The table below presents the Parent Company’s direct subsidiaries. Laguna Grande, S.A.S., an indirect wholly owned subsidiary held through SAGE Colombia Holdings, S.A.S., is also fully consolidated.

Direct Subsidiaries	Type of Entity	Country	Share Capital in Euros	Net Equity	% Ownership	Cost of Investment in Euros	Value Adjustments	Dividends Received
SAGE Colombia Holdings, S.A.S	Group	Colombia	239	239	100%	239	-	-
Santa Ana Global Chile Holdings S.P.A	Group	Chile	1,000	1,000	100%	1,000	-	-
SAGE Panama Global Holdings INC.	Group	Panama	935	935	100%	935	-	-

Non-mandatory accounting principles

No non-mandatory accounting principles have been applied in the preparation of these consolidated financial statements.

F-15

Critical aspects of the valuation and estimation of uncertainty

Management has prepared these consolidated financial statements on a going concern basis. As of December 31, 2025, the Group reports positive consolidated shareholders’ equity of €4,217,249 and negative working capital of €308,141, with cash of €53,752. The Group is in a pre-operative phase: as of the reporting date and the date of authorization of these consolidated financial statements, no construction works have commenced on the Laguna Grande (Colombia), Brisas Norte (Panama) or Lipangue (Chile) projects, and the Group has not generated revenue from sales. These events and conditions indicate the existence of a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern without additional financing. In assessing the appropriateness of the going concern basis of preparation over a period of at least twelve months from the date of authorization of these consolidated financial statements, the directors have considered, among other matters: (i) the existence of the Standby Subscription Facility entered into with LDA Capital Limited for an aggregate maximum amount of €20,000,000, which remained undrawn as of the reporting date and has not been treated as a committed source of liquidity because utilization remains subject to contractual mechanics, market conditions and the Group’s financing strategy; (ii) the convertible notes issued during the year with an aggregate principal of €791,330; (iii) the Group’s ongoing dual listing process on NYSE American as a Foreign Private Issuer, which is expected to provide additional sources of equity financing; (iv) the continuing support indicated by the majority shareholder; (v) the short-term promissory note financing arrangements entered into subsequent to year-end, as described in Note 21; and (vi) the ability of management to defer or restructure non-essential expenditure in the short term if required. On this basis, and notwithstanding the material uncertainty described above and the inherent uncertainties associated with the timing and ultimate quantum of the contemplated capital raise, the directors consider that the going concern basis of preparation remains appropriate. These consolidated financial statements do not include any adjustments that would be required if the Group were unable to continue as a going concern.

Comparison of information

Certain opening balances used for the 2025 consolidation process have been aligned to the current-year presentation and measurement basis. These opening balance alignment adjustments did not affect the Group’s cash position as of December 31, 2024 and are reflected, where applicable, in the consolidated statement of changes in shareholders’ equity and related notes.

Functional and presentation currency

The figures contained in the documents comprising these consolidated financial statements—the consolidated statement of financial position, the consolidated statement of profit or loss, the consolidated statement of changes in shareholders’ equity, the consolidated statement of cash flows and the notes thereto—are expressed in euros, unless otherwise indicated, as the euro is the currency of the primary economic environment in which the Group operates.

Allocation of Result of the Parent Company

The proposed allocation of the Parent Company’s stand-alone result for the year ended December 31, 2025, submitted by the directors of the Parent Company and approved by the General Shareholders’ Meeting celebrated the 26th of June 2026, is as follows. The amounts in the table below relate to the conservative stand-alone annual accounts of the Parent Company and therefore do not correspond to the consolidated net loss presented in the consolidated statement of profit or loss:

2025 (€)
Basis of appropriation
Net loss for the year	(1,848,487)
Total	(1,848,487)
Allocation
To accumulated deficit from prior years	(1,848,487)
Total	(1,848,487)

F-16

NOTE 4 – PUBLIC TREASURY RECEIVABLE

The balances as of December 31, 2025, and December 31, 2024, with Public Administrations are detailed in the following table:

	December 31, 2025	December 31, 2024
	€	€
Value Added Tax	80,104	88,250
Employee and rental withholding taxes	-	-
Current Corporation Tax	-	-
Advance taxes and contributions	79,551	138
Social security	-	-
Total	159,655	88,388

As of December 31, 2025, the public treasury receivable amounted to €159,655 and comprised recoverable value added tax of €80,104 and advance taxes and contributions of €79,551. As of December 31, 2024, the balance amounted to €88,388 and comprised recoverable value added tax of €88,250 and advance taxes of €138.

NOTE 5 – DEVELOPMENTS UNDER CONSTRUCTION AND ADVANCES TO SUPPLIERS

The balances presented separately in the consolidated statement of financial position as developments under construction and advances to suppliers are detailed below:

	December 31, 2025	December 31, 2024
	€	€
Developments under construction	437,415	591,172
Attributed cost of land classified as inventory	7.200	7.200
Total developments under construction	444,615	598,372
Advances to suppliers	569,423	-
Total	€1,014,038	€598,372

Developments under construction and advances to suppliers are presented as separate captions in the consolidated statement of financial position because they have different nature and accounting treatment. Developments under construction represent inventory-type project costs classified under IAS 2, while advances to suppliers represent payments made under land acquisition or development arrangements before the related asset is recognized as inventory or investment property. They are disclosed in the same note because both balances relate to the Group’s real estate development projects.

Management determined that the capitalized costs were directly attributable to development activities and therefore meet IAS 2 capitalization criteria. Developments under construction include costs directly attributable to real estate projects that are expected to be sold in the ordinary course of business and are therefore classified as inventories under IAS 2.

During the year ended December 31, 2025, the Group capitalized €433,229 of directly attributable project costs into developments under construction. For presentation purposes, and consistently with the presentation of expenses by nature, these amounts have been offset against the expense captions to which they relate in the consolidated statement of income, rather than being presented as a separate income line item.

The amount capitalized comprises €284,891 of selling, general and administrative expenses, €76,845 of salaries and wages, €643 of social security costs and €70,850 of finance costs. This presentation does not represent revenue from contracts with customers, sales income, other operating income or a fair value gain.

The capitalization of directly attributable project costs does not give rise to a separate line item in the consolidated statement of cash flows. The related cash flow effects are reflected within operating working capital movements, primarily through developments under construction, advances to suppliers and accrued liabilities, depending on whether the related amounts were paid or remained outstanding at the reporting date.

In accordance with IAS 2, the portion of the land that the Group intends to sell in the ordinary course of business is recognized as inventory and measured at the lower of cost and net realizable value. This balance therefore includes the recognition of land at cost corresponding to 36% of the total land of the Laguna Grande project, determined based on the project’s urban planning and Master Plan. That 36% relates to the specific phases selected and planned for sale as part of the Group’s normal business activities.

The portion of the Laguna Grande project classified as inventories is measured at the lower of cost and net realizable value. Independent valuation information is used by management to assess recoverability and net realizable value, but inventories are not measured at fair value and no upward fair value revaluation gain is recognized in respect of inventories classified under IAS 2.

F-17

As of December 31, 2025, the balance of advances to suppliers amounts to €569,423 and corresponds primarily to disbursements made within the framework of the purchase agreement for the land located in Panama, comprising an initial payment of €29,000 (USD 30,000) paid on December 31, 2024 and a second payment of €540,000 (USD 554,000) settled during January 2025 (see Note 1).

As of December 31, 2025, no write-downs of inventory to net realizable value have been recognized. Management has assessed the carrying amount of inventories against NRV based on independent external valuations and internal project studies, and considers the carrying amount to be recoverable. No reversals of prior write-downs have been recorded during the year.

NOTE 6 – PREPAID EXPENSES

Prepaid expenses as of December 31, 2025, and December 31, 2024, are detailed as follows:

	December 31, 2025	December 31, 2024
	€	€
Prepaid expenses related to equity line	266,668	366,667
Payment for land purchase option	-	28,799
Other prepaid expenses	67,319	20,767
Total	€333,987	€416,233

Prepaid expenses related to equity line.

This balance corresponds to the unamortized portion of the fixed facility fee of €400,000 incurred by the Group to LDA Capital Limited in connection with the Standby Subscription Facility entered into on December 12, 2024. The fee relates to the contractual availability of the facility over its four-year term. Accordingly, the Group recognized the fee as a deferred facility cost and amortizes it on a straight-line basis over the contractual availability period at €8,333 per month. During the year ended December 31, 2025, €99,999 was recognized in the consolidated statement of profit or loss (€33,333 in 2024), leaving an unamortized balance of €266,668 as of December 31, 2025 (€366,667 as of December 31, 2024). The unpaid portion of the facility fee is presented separately within current financial liabilities. Accordingly, the prepaid expense balance does not represent a cash prepayment made in full to LDA Capital Limited.

December 31, 2024
€
Fixed facility fee incurred at inception	400,000
Amortization recognized in 2024	(33,333)
Balance as of December 31, 2024	366,667
Amortization recognized in 2025	(99,999)
Balance as of December 31, 2025	266,668

Payment for land purchase option.

As of December 31, 2025, there is no remaining balance under this caption. The balance of €28,799 recorded as of December 31, 2024 was reclassified during the year to advances to suppliers in connection with the Panama land purchase option.

Other prepaid expenses.

The balance of €67,319 as of December 31, 2025 (€20,767 as of December 31, 2024) corresponds to insurance premiums covering future periods and other short-term prepayments paid in advance for services to be received in the ordinary course of business.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

The detail and movements of property, plant and equipment for the years ended December 31, 2025, and December 31, 2024, are as follows:

	December 31, 2025	December 31, 2024
	€	€
Furniture	10,485	5,312
Accumulated depreciation	(1,566)	-
Total	€8,919	€5,312

As of December 31, 2025, asset additions of €5,173 correspond to additional furniture and fittings acquired for the Group’s headquarters offices in Madrid. Depreciation is charged on a straight-line basis over an estimated useful life of 10 years, equivalent to 10% per annum, giving a charge of €1,566 for the year. Depreciation commenced in 2025, as the offices were not fully operational during the second half of 2024.

F-18

There are no items of property, plant and equipment subject to liens, guarantees, restrictions on title or pending litigation. No impairment losses were recognized or reversed during either period presented. The Group holds no items under finance leases at either reporting date. There are no firm commitments for the acquisition or disposal of property, plant and equipment as of the date of authorization of these consolidated financial statements.

NOTE 8 – INVESTMENT PROPERTY

The movements in investment property are as follows:

	December 31, 2025	December 31, 2024
	€	€
Opening balance	10,791,950	-
Additions and capitalized project costs allocated to investment property — Colombia / Laguna Grande	231,553	381,586
Change in fair value	(1,816,428)	10,410,364
Total	€9,207,075	€10,791,950

The €231,553 amount relates to additions and capitalized project costs allocated to the portion of Laguna Grande classified as investment property under IAS 40. The amount reflects costs attributable to the 64% portion of the project designated for long-term strategic use based on the approved Master Plan. It does not represent a fair value gain and is presented separately from the €1,816,428 fair value decrease recognized during the year.

The independent valuation considers the Laguna Grande land as a whole for valuation support and recoverability assessment purposes. However, for accounting presentation and measurement purposes, the Group allocates the land between the portion classified as investment property under IAS 40 and the portion classified as inventories under IAS 2, based on the approved Master Plan and the intended use of each phase.

Only the 64% portion designated for long-term strategic use is presented as investment property and measured at fair value under IAS 40. The remaining 36% of the total land, allocated to phases intended for sale in the ordinary course of business, is classified as inventories under IAS 2 and measured at the lower of cost and net realizable value. Valuation information relating to this inventory portion is used by management to assess recoverability and net realizable value but does not result in the recognition of fair value gains on inventories.

The liability to land contributors is presented separately as a financial liability. It is not offset against either investment property or inventories in the consolidated statement of financial position. Although the liability is linked to the contractual economics of the Laguna Grande project, the related asset and liability balances are presented gross.

The revaluation decrease of €1,816,428 recognized during 2025 was accompanied by a decrease in the liability to land contributors of €174,336, reflecting the contractual participation mechanism applicable to the Laguna Grande project and related remeasurement effects, as well as associated deferred tax effects. These items are presented separately on the consolidated statement of financial position (Notes 10 and 19).

Accordingly, the gross decrease in the fair value of investment property amounted to €1,816,428, while the net impact presented in the consolidated statement of profit or loss, after the related decrease in the liability to land contributors, amounted to a loss of €1,642,092.

During the year ended December 31, 2025, the Group did not recognize rental income from investment property. Direct operating expenses relating to investment property that generated rental income were €0. Direct operating expenses relating to investment property that did not generate rental income were capitalized only to the extent directly attributable to the development asset and otherwise expensed by nature in the consolidated statement of profit or loss and other comprehensive income.

Other than the contractual economic participation rights of the original land contributors disclosed in Note 10, the Group has not identified restrictions on the realizability of investment property or on the remittance of income or proceeds of disposal. No additional firm contractual obligation to purchase, construct, repair or enhance investment property has been recognized as of December 31, 2025 beyond the arrangements described in Notes 1, 8, 10 and 20.

The valuation was prepared by Valuart P&C, S.A.S., an independent external valuation firm. The individual valuer identified in the report, is a civil engineer and professional appraiser registered with the relevant Colombian appraisal registries, and the valuation report states that the appraiser has experience in the local market and the type of asset being valued. Valuation was performed as of December 31, 2025.

The fair value measurement is classified within Level 3 of the fair value hierarchy because the market approach uses comparable land evidence and related adjustments that require significant management judgment and are not based on quoted prices for identical assets in an active market.

F-19

Fair value measurement disclosures

The following assets and liabilities are measured at fair value on a recurring basis as of December 31, 2025:

Class	Carrying amount	IFRS 13 fair value hierarchy	Valuation technique	Significant inputs
Investment property — Laguna Grande land	9,207,075	Level 3	Market approach, based on comparable land market evidence	Comparable land price per square metre, location, size, development potential, permitted use and marketability adjustments
Liability to land contributors	1,012,778	Level 3	Contractual participation mechanism expected cash flows linked to the Laguna Grande project economics	Expected project proceeds, timing of commercialization, discount rate and contractual participation percentage
LDA Capital warrant liability	197,355	Level 2	Black-Scholes option pricing model	Company share price, exercise price, expected volatility, expected term and risk-free rate

The key unobservable input used in the market approach is the comparable land value per square metre, adjusted where necessary for location, size, development potential, permitted use, access, marketability and other asset-specific characteristics. The market approach is classified within Level 3 because the selected comparable evidence and related adjustments require significant management judgment and are not based on quoted prices for identical assets in an active market.

The monetary valuation inputs above are denominated in Colombian pesos, which is the currency of the local market in which the Laguna Grande asset is located. The resulting valuation output is translated into euros for recognition and presentation in these consolidated financial statements.

The following table reconciles the opening and closing balances for Level 3 recurring fair value measurements:

Level 3 recurring fair value measurement	Opening balance	Additions	Fair value remeasurement recognized in profit or loss	Closing balance
Investment property — Laguna Grande land	10,791,950	231,553	(1,816,428)	9,207,075
Liability to land contributors	1,187,115	-	(174,336)	1,012,778

No transfers between fair value hierarchy levels occurred during the year ended December 31, 2025.

The Group’s Level 3 valuation process is based on independent external valuation support, internal review of the valuation assumptions against the approved Master Plan, contractual documentation and available market data, and review by management of the consistency of the valuation outputs with the accounting classification of the relevant assets and liabilities.

A 5% increase or decrease in the fair value of the Laguna Grande investment property would increase or decrease the carrying amount of investment property by approximately €460,354 before considering related changes in the liability to land contributors and deferred tax. A 5% increase or decrease in the liability to land contributors would decrease or increase profit or loss before tax by approximately €50,639. These sensitivities are presented for disclosure purposes only and do not represent management’s forecast.

NOTE 9 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of December 31, 2025, are summarized as follows:

December 31, 2024
€
Short-term accounts payable	16,935
Other payables	368,126
Other payables to public administrations	29,771
Debts with financial institutions	7,461
Other financial liabilities	404,620
Total	€826,913

F-20

December 31, 2025
€
Short-term accounts payable	15,908
Other payables	790,192
Related party loans, current	150,000
Other payables to public administrations	191,089
Personnel (salaries payable)	50,298
Debts with financial institutions	193
Other financial liabilities	555,464
Other related party payables, current	118,373
Total	€1,871,517

Other miscellaneous current financial liabilities include €42,745 relating to the obligation to return shares received under the share-loan agreement with GEM Capital Luxembourg S.à r.l. The arrangement is described in Notes 11 and 17.

Trade and other payables

Short-term accounts payable.

As of December 31, 2025, the balance of €15,908 (€16,935 as of December 31, 2024) corresponds to outstanding balances payable to ordinary-course suppliers for amounts invoiced and received but not yet settled at the reporting date.

Other payables.

As of December 31, 2025, the balance of €790,192 (€368,126 as of December 31, 2024) consists predominantly of outstanding obligations to external professionals who have provided services to the Group, primarily to the parent company in Spain, in respect of legal, accounting, audit, valuation and advisory services. The increase of €422,066 reflects the greater volume of activity during 2025 in connection with the progress of the Group’s projects and the preparatory work in connection with the contemplated registration with the United States Securities and Exchange Commission.

Personnel (salaries payable).

The balance of €50,298 as of December 31, 2025 (€0 as of December 31, 2024) corresponds to remuneration accrued by the Group’s personnel and outstanding at the reporting date, principally bonuses and end-of-year remuneration accrued in December 2025 and payable in January 2026.

Other payables to public administrations.

As of December 31, 2025, other payables to public administrations amounted to €191,089 and comprised employee and rental withholding taxes of €149,726 and Social Security contributions of €41,363. As of December 31, 2024, the balance amounted to €29,771 and comprised employee and rental withholding taxes of €24,621 and Social Security contributions of €5,150.

Short-term debt

Debts with financial institutions.

As of December 31, 2025, the balance of €193 (€7,461 as of December 31, 2024) corresponds to the outstanding balance on a credit card.

Other financial liabilities.

As of December 31, 2025, the balance of €555,464 (€404,620 as of December 31, 2024) comprises: (i) €130,000 corresponding to the residual outstanding balance payable to LDA Capital under amended Clause 3.2(b) of the Standby Subscription Facility, following the second amendment signed on December 17, 2025 and the payment of €40,000 made thereunder; (ii) €200,000 corresponding to the amount payable to LDA Capital under Clause 3.2(c) of the Standby Subscription Facility, payable no later than June 10, 2026, to the extent not otherwise reduced pursuant to the contractual terms of the facility; (iii) accrued interest on convertible notes of €58,336; and (iv) other miscellaneous current financial liabilities of €167,128.

As of December 31, 2024, the balance of €404,620 corresponded principally to the fixed facility fee of €400,000 payable to LDA Capital under the original terms of the Standby Subscription Facility. On June 16, 2025, the Company signed a first amendment modifying the payment schedule of the fixed facility fee. Under that amendment, €200,000 was payable under Clause 3.2(b) through monthly instalments and up to €200,000 was payable under Clause 3.2(c). On December 17, 2025, the Company signed a second amendment modifying Clause 3.2(b), pursuant to which the Company paid €40,000 and the remaining balance payable under that clause amounted to €130,000 as of December 31, 2025. The unamortized portion of the fixed facility fee is presented within prepaid expenses and amortized over the four-year contractual availability period. During 2025, €99,999 was recognized in the consolidated statement of income, leaving €266,668 capitalized as a prepaid expense as of December 31, 2025 (Note 6).

Long-term debt (included within non-current liabilities)

Convertible notes.

As of December 31, 2025, the parent company had issued convertible notes with an aggregate principal amount of €791,330. Accrued interest on convertible notes of €58,336 is included within current other financial liabilities. The related non-current financial liabilities are presented within other non-current financial liabilities in Note 10. The notes are convertible into a variable number of ordinary shares in accordance with the contractual conversion mechanics, including conversion initiated by the Company, with the number of shares determined by reference to market pricing at the conversion date. Accordingly, the instruments do not satisfy the fixed-for-fixed criterion and are accounted for as financial liabilities.

F-21

LDA Capital warrant.

The Group recognizes a non-current financial liability of €197,355 corresponding to the fair value of a warrant issued in favor of LDA Capital under the Standby Subscription Facility, measured at fair value through profit or loss using a Black-Scholes option pricing model. The fair value is classified within Level 2 of the fair value hierarchy.

As of December 31, 2025, amounts owed to related parties total €268,373 and are classified as current liabilities. The balance comprises €150,000 of related party loans and €118,373 of other current amounts owed to related parties. The balances are classified as current based on management’s assessment of the contractual terms and expected settlement within twelve months from the reporting date. As of December 31, 2024, the Group had no outstanding balances with related parties. A detailed description of related party transactions and balances is presented in Note 17.

NOTE 10 – NON-CURRENT LIABILITIES

Non-current liabilities as of December 31, 2025, and December 31, 2024, are summarized as follows:

December 31, 2024
€
Liability to land contributors	1,187,115
Other non-current financial liabilities	-
Related party loan payables – Non current	-
Bonds and other marketable securities	-
Deferred tax liabilities	2,401,209
Total	3,588,324

December 31, 2025
€
Liability to land contributors	1,012,778
Other non-current financial liabilities	834,666
Bonds and other marketable securities	197,355
Deferred tax liabilities	2,653,405
Total	4,698,204

Liability to land contributors

Management concluded that the arrangement creates a contractual obligation to deliver cash and therefore meets the definition of financial liability under IAS 32. The liability to land contributors arises from the fiduciary trust agreement entered into between Laguna Grande, S.A.S. and the original landowners, under which the contributor’s transferred ownership of the land to an autonomous estate in exchange for a contractual right to participate in the proceeds generated from the future development and commercialization of the Laguna Grande project.

The Group has classified this contractual obligation as a financial liability under IAS 32, on the basis that the contributing parties hold contractual claims rather than residual equity-like rights. The liability is measured at fair value through profit or loss in accordance with IFRS 9, and is classified within Level 3 of the fair value hierarchy given the use of significant unobservable inputs.

As of December 31, 2025, the carrying amount is €1,012,778 (€1,187,115 as of December 31, 2024). The decrease of €174,336 during 2025 reflects the contractual participation mechanism applicable to the land contributors and related remeasurement effects. The contractual cash outflows do not have a fixed maturity and are conditional on the disposal or leasing of the underlying land and on the commercialization of project units.

F-22

Other non-current financial liabilities

As of December 31, 2025, other non-current financial liabilities amount to €834,666. Convertible note principal of €791,330 is included in this line item. Accrued interest on convertible notes of €58,336 is included within current other financial liabilities in Note 9. The difference between the non-current carrying amount and the convertible note principal reflects other non-current financing balances and measurement effects recorded during the year. The non-current financial liabilities relate principally to other non-current financial liabilities, including convertible notes issued by the parent company to a series of investors during the year. The notes are convertible into a variable number of ordinary shares in accordance with the contractual conversion mechanics, with the number of shares determined by reference to market pricing at the conversion date. As of December 31, 2024, the Group had no outstanding non-current financial liabilities.

Bonds and other marketable securities

As of December 31, 2025, the balance of €197,355 corresponds to the fair value of the warrant granted to LDA Capital Limited in connection with the Standby Subscription Facility. As consideration for entering into the facility, the parent company granted LDA Capital a warrant entitling it to subscribe for shares of the parent company on terms set out in the facility documentation.

The warrant has been classified as a financial liability measured at fair value through profit or loss on the basis that it does not satisfy the fixed-for-fixed criterion of IAS 32.16, as the number of shares deliverable upon exercise is not fixed. The fair value has been determined using a Black-Scholes option pricing model and is classified within Level 2 of the fair value hierarchy. As of December 31, 2024, no warrant liability had been recognized.

The fair value recognized in respect of the LDA Capital warrant liability amounted to €197,355 for the year ended December 31, 2025 and is included within finance costs in the consolidated statement of income. The recognition of the warrant liability did not result in cash proceeds or cash payments during the year. Accordingly, no amount has been presented as a financing cash flow in respect of the warrant. Under the indirect method, the non-cash profit or loss effect is included within finance costs in the reconciliation of net income to net cash used in operating activities.

Deferred tax liabilities

As of December 31, 2025, the deferred tax liability amounts to €2,653,405 (€2,401,209 as of December 31, 2024) and arises primarily from taxable temporary differences associated with the fair value measurement of the investment property in Colombia. A detailed analysis is presented in Note 19.

Financial risk management

The Group is exposed to risks arising from financial instruments, primarily liquidity risk, credit risk and market risk. Market risk includes foreign currency risk, interest rate risk and other price risk. Management monitors these risks under the oversight of the Board of Directors. As of December 31, 2025, the Group did not use derivative financial instruments for hedging purposes.

F-23

Financial instruments by measurement category

The carrying amounts of financial instruments by IFRS 9 measurement category as of December 31, 2025 are as follows:

Measurement category	Financial statement line items included	Carrying amount
Financial assets measured at amortized cost	Cash, other receivables, guarantee deposits and others	63,296
Financial liabilities measured at amortized cost	Other financial liabilities, related party loan payables, debt with financial institutions, accounts payable, other payables, other related party payables and other non-current financial liabilities	2,464,796
Financial liabilities measured at fair value through profit or loss	Liability to land contributors and LDA Capital warrant liability	1,210,133

Public treasury receivables, deferred tax assets, prepaid expenses, advances to suppliers, developments under construction, investment property, property, plant and equipment, deferred tax liabilities, other payables to public administrations and employee benefit accruals are excluded from the table above because they are not financial instruments within the scope of IFRS 7.

Changes in liabilities arising from financing activities

The following table reconciles the opening and closing balances of liabilities for which cash flows have been, or future cash flows will be, classified as financing activities. The reconciliation includes both cash movements presented within financing activities in the consolidated statement of cash flows and non-cash movements, including accrued interest, fair value changes, reclassifications and other changes in carrying amount.

Liability	December 31, 2024	Financing cash flows	Non-cash changes, including accrued interest, fair value changes, reclassifications and other changes	December 31, 2025
Other current financial liabilities	404,620	165,000	(14,156)	555,464
Related party financing	-	268,373	-	268,373
Other non-current financial liabilities, including convertible notes and other financing liabilities	-	819,051	15,615	834,666
LDA Capital warrant liability	-	-	197,355	197,355
Shareholder loans subsequently contributed to equity	-	935,000	(935,000)	-
Total	404,620	2,187,424	(736,186)	1,855,858

Financing cash flows included in the reconciliation comprise €935,000 received under shareholder-loan arrangements subsequently contributed to equity, €791,330 of proceeds from convertible notes, €165,000 of proceeds reflected in other current financial liabilities, €27,721 of proceeds from other non-current financial liabilities and €268,373 of proceeds from related-party financing. The aggregate €192,721 of proceeds from other current and non-current financial liabilities agrees to the corresponding line item in the consolidated statement of cash flows. The €197,355 LDA Capital warrant liability is presented separately as a non-cash change and is not included in financing cash flows.

The liability to land contributors is not included in the table above because, although it is classified as a financial liability, the related cash outflows do not have a fixed contractual maturity and are conditional on the disposal or leasing of the underlying land and on the commercialization of project units. The movement in the liability to land contributors is disclosed separately in this note and within the supplemental non-cash cash flow disclosures.

F-24

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial liabilities as they fall due. As of December 31, 2025, the Group had cash of €53,752, current liabilities of €1,871,517 and negative working capital of €308,141. The Group is in a pre-revenue development stage and remains dependent on additional financing, shareholder support, the existence of, but not reliance on, the Standby Subscription Facility with LDA Capital Limited, which remained undrawn and is not treated as a committed funding source, bridge financing and future capital markets transactions to fund working capital and project development requirements. Management monitors liquidity through short-term cash flow forecasts, monitoring of contractual maturities, prioritization of committed expenditures and the ability to defer or restructure non-essential expenditure where possible. This liquidity risk disclosure should be read together with the going concern disclosure in Note 3.

The table below presents the maturity analysis of financial liabilities as of December 31, 2025. For financial liabilities with fixed contractual cash flows, management has assessed that the carrying amounts presented below do not materially differ from the relevant contractual undiscounted cash flows within each maturity bucket. For financial liabilities without fixed contractual maturity or fixed contractual cash outflows, the carrying amount is presented separately because the timing or amount of cash outflows depends on future events, including project commercialization, disposal or leasing of the underlying land, conversion or warrant exercise. For financial liabilities with fixed contractual repayment dates, the expected maturity is consistent with the contractual maturity. For liabilities without fixed contractual maturity, the carrying amount is presented separately because the amount or timing of cash outflows depends on future project commercialization, disposal or leasing of the underlying land, or warrant exercise:

Financial Liability	Carrying amount	<12 months	>12 months	No fixed maturity
Accounts payable and other payables	806,100	806,100	-	-
Debt with financial institutions	193	193	-	-
Other current financial liabilities	555,464	555,464	-	-
Other related party payables, current	118,373	118,373	-	-
Related party loans - current	150,000	150,000
Other non-current financial liabilities, including convertible notes	834,666	-	834,666	-
Liability to land contributors	1,012,778	-	-	1,012,778
LDA Capital warrant liability	197,355	-	-	197,355
Total	3,674,929	1,630,130	834,666	1,210,133

The table above excludes deferred tax liabilities, amounts payable to public administrations and other statutory balances that are not financial liabilities for purposes of IFRS 7. The liability to land contributors does not have a fixed contractual maturity and is conditional on the disposal or leasing of the underlying land and commercialization of project units. The LDA Capital warrant liability is presented at its carrying amount and does not represent a fixed contractual cash outflow at the reporting date.

For financial liabilities with fixed contractual cash flows, management has assessed that the carrying amounts presented above do not materially differ from the relevant contractual cash flows within each maturity bucket, other than for instruments measured at fair value or subject to conversion or exercise features, which are presented at carrying amount because they do not represent fixed contractual cash outflows at the reporting date.

F-25

Credit risk

Credit risk is the risk of financial loss if a counterparty fails to meet its contractual obligations. The Group’s credit risk arises primarily from cash held with financial institutions, guarantee deposits and other receivables. The Group has not generated revenue from sales or services during the year ended December 31, 2025 and does not have trade receivables from customers at the reporting date. The maximum exposure to credit risk as of December 31, 2025 is as follows:

Financial Assets	Carrying amount
Cash	53,752
Other receivables	1,944
Guarantee deposits and others	7,600
Total	63,296

Public treasury receivables, deferred tax assets, prepaid expenses and advances to suppliers are not included in the table above because they do not represent contractual financial assets within the scope of IFRS 7. Management considers expected credit losses on the above financial assets to be immaterial as of December 31, 2025, taking into account the nature of the counterparties, the short-term nature of the balances and the absence of significant past-due financial assets.

Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, interest rates and equity prices, will affect the Group’s result or the value of its financial instruments.

Foreign currency risk

The Group presents its consolidated financial statements in euros. The functional currencies of its foreign subsidiaries are the Colombian peso (COP), the Chilean peso (CLP) and the United States dollar (USD). Foreign currency risk arises from monetary assets and liabilities denominated in currencies other than the functional currency of the relevant group entity and from the translation of foreign operations into euros. Translation differences arising from foreign operations are recognized in other comprehensive income. The Group does not currently hedge foreign currency exposure. Management monitors foreign currency exposure by project and by financing currency and seeks to align material project expenditures and financing sources where practicable. No separate sensitivity analysis has been presented because management has not identified a material foreign currency exposure arising from financial instruments at the reporting date.

Interest rate risk

Interest rate risk is the risk that changes in market interest rates will affect the Group’s cash flows or the fair value of its financial instruments. The Group’s interest-bearing financial liabilities as of December 31, 2025 consist primarily of convertible notes, related-party financing and immaterial credit card debt. Management does not consider exposure to variable interest rates to be material as of December 31, 2025 because the Group’s material financing arrangements outstanding at the reporting date bear fixed or contractually agreed rates or are not subject to material variable-rate repricing. Accordingly, no interest rate sensitivity analysis has been presented.

F-26

Other price risk

Other price risk arises principally from the LDA Capital warrant liability measured at fair value through profit or loss. The fair value of the warrant may be affected by changes in the Company’s share price, expected volatility and other observable market inputs used in the valuation model. The carrying amount of the warrant liability as of December 31, 2025 is €197,355. The Group does not hold listed equity securities, commodity instruments or other financial instruments that expose it to material commodity or listed security price risk.

Because the LDA Capital warrant liability is measured at fair value through profit or loss, changes in market inputs used in the Black-Scholes valuation model, including the Company’s share price and expected volatility, may affect profit or loss. As of December 31, 2025, the carrying amount of the warrant liability was €197,355. No comparative exposure existed as of December 31, 2024, as no warrant liability had been recognized.

A reasonably possible 10% increase in the Company’s share price, holding other valuation inputs constant, would increase the warrant liability and increase loss before tax by approximately €76,927, while a reasonably possible 10% decrease in the Company’s share price would decrease the warrant liability and decrease loss before tax by approximately €63,188. A reasonably possible 10% increase in expected volatility, holding other valuation inputs constant, would increase the warrant liability and increase loss before tax by approximately €46,260, while a reasonably possible 10% decrease in expected volatility would decrease the warrant liability and decrease loss before tax by approximately €43,961. The sensitivity analysis is based on the Black-Scholes option pricing model used to measure the warrant liability as of December 31, 2025 and is presented for disclosure purposes only; it does not represent management’s forecast.

Legal and contractual risk

Legal and contractual risk arises from the Group’s financing agreements, land trust arrangements, purchase option agreements and project development contracts. Management monitors these risks with the support of external legal advisers and through review of contractual milestones, payment obligations, permits and compliance requirements. As described in Note 16, no provisions, contingencies or guarantees have been recognized as of December 31, 2025. This disclosure does not modify the assessment of contingencies and guarantees in Note 18.

NOTE 11 – SHARE CAPITAL

11.1 Share capital

The breakdown of share capital as of December 31, 2025, is as follows:

	December 31, 2025	December 31, 2024
	€	€
Issued share capital	65,210	65,210
Total	65,210	65,210

The parent company was incorporated on March 22, 2024, with a share capital of €61,800, represented by 1,030,000 shares with a par value of €0.06 each. As of December 31, 2025, all issued shares were fully subscribed and paid up.

On July 16, 2024, a first capital increase of €1,677 was carried out through the issuance of 27,955 new shares to an investor with a par value of €0.06 each.

On July 30, 2024, a second capital increase of €1,398 was carried out through the issuance of 23,299 new shares to an investor with a par value of €0.06 each.

F-27

On October 31, 2024, the Company carried out a share capital restructuring through a share split, whereby each existing share was divided into six new shares, reducing the par value from €0.06 to €0.01 per share.

On November 21, 2024, by virtue of the delegation granted by the General Shareholders’ Meeting of October 31, 2024, the Board of Directors resolved a capital increase of €279 through the issuance of 27,932 new shares to an investor with a par value of €0.01 each.

On November 30, 2024, by virtue of the same delegation, the Board of Directors resolved a further capital increase of €56 through the issuance of 5,617 new shares to an investor with a par value of €0.01 each.

As of December 31, 2025, the registered share capital of the parent company amounts to €65,210, represented by 6,521,073 ordinary shares with a par value of €0.01 each, all of the same class and series, fully subscribed, paid up and carrying equal rights and obligations. No changes were recorded in the share capital during the year ended December 31, 2025.

Each ordinary share carries one vote and equal economic rights, including dividend and liquidation rights, subject to applicable law. There are no preferential rights or restrictions attaching to any separate class of share capital.

As of December 31, 2025, the Company had granted warrants to LDA Capital Limited that may result in the issuance of ordinary shares of the Company, as described in Note 10. The LDA warrant arrangement provides for warrants over up to 4.5% of the Company’s share capital at the time of issuance, of which 2.5% were exercisable from inception and the remaining 2.0% vest progressively based on drawdowns under the Standby Subscription Facility. No other shares were reserved for issue under options or contracts as of December 31, 2025.

The share premium (additional paid-in capital) as of December 31, 2025, amounts to €1,272,045, unchanged from December 31, 2024. No share premiums were recorded during the year ended December 31, 2025. The share premium originated from the four capital increases carried out during 2024, as set out in the table below.

Capital Increases	New shares	Total Shares	Cash €	Notes
Initial Share Capital	-	1,030,000	61,800	Pre-Split
First Capital Increase	27,955	1,057,955	1,677	Pre-Split
Second Capital Increase	23,299	1,081,254	1,398	Pre-Split
Share Split (6:1)	-	6,487,524	-	Split
Third Capital Increase	27,932	6,515,456	279	Post-Split
Fourth Capital Increase	5,617	6,521,073	56	Post-Split
Total	6,521,073		65,210

On December 10, 2024, the Company was admitted to trading on BME Growth, the multilateral trading facility operated by Bolsas y Mercados Españoles, with an initial market capitalization of approximately €88 million. From the date of admission through December 31, 2025, the highest and lowest quoted prices were €20.40 and €13.00 per share, respectively. As of December =31, 2025, the market capitalization was approximately €84.8 million.

Therefore, as of December 31, 2025, the authorized share capital of the parent company amounts to €65,210, represented by 6,521,073 shares with a par value of €0.01 each, all of which are fully subscribed, paid up, and carry the same rights and obligations.

Additionally, the additional paid-in capital amounts to €1,272,045 as of the same date.

The following table details the shareholders holding more than 5% of the share capital:

Name	No. of shares	% of capital	Capital €
GEM CAPITAL Luxembourg, S.a.r.l.	3,356,028	51.46%	33,560
Abubilla-4, S.L.	676,704	10.38%	6,767
Rafael Guardans Cambo	416,142	6.38%	4,161
Other (<5%)	2,072,199	31.78%	20,640
Total	6,521,073	100.00%	65,210

F-28

11.2 Treasury shares

Treasury shares are recorded as a reduction in shareholders’ equity and amount to €57,583 as of December 31, 2025 (€1,637 as of December 31, 2024), corresponding to 37,238 shares held by the parent company (12,070 shares as of December 31, 2024).

On December 2, 2024, the parent company entered into a market maker agreement with Singular Bank, S.A.U. in accordance with Circular 5/2020 of BME Growth MTF Equity, dated June 30, 2020. Under this agreement, Singular Bank operates on behalf of the Company, purchasing or selling the Company’s own shares with the sole purpose of fostering liquidity and orderly trading within the limits authorized by the General Shareholders’ Meeting and in compliance with Article 146 of the Spanish Corporate Enterprises Act. Own shares held under this arrangement are presented as a deduction within equity.

During 2025, the number of treasury shares and equity instruments increased by 25,168 shares. This increase comprised a net increase of 22,025 shares arising from market-maker activity and 3,143 shares received under a share-loan agreement with GEM Capital Luxembourg S.à r.l. Market-maker transactions generated a net loss of €199,334, recognized directly within reserves in accordance with IAS 32.33.

On May 16, 2025, the parent company entered into a share-loan agreement with GEM Capital Luxembourg S.à r.l., a controlling shareholder and related party, under which GEM made 3,143 ordinary shares available to the Company for use in settling advisory fees. The Company is contractually required to return the same number of shares, or an equivalent number of shares of the same class, upon termination of the arrangement. As of December 31, 2025, €42,745 was recognized within treasury shares and equity instruments with a corresponding current financial liability. The recognition of the shares and corresponding return obligation was a non-cash transaction.

During the year ended December 31, 2024, the decrease in the treasury shares account corresponding to the 2,521 shares sold generated a gain of €45,107, recognized directly in equity within voluntary reserves.

11.3 Other shareholder contributions

During the year ended December 31, 2025, the parent company received cash contributions from shareholders in the aggregate amount of €935,000, in cash under shareholder-loan arrangements. With effect from December 31, 2025, the relevant shareholder-creditors irrevocably contributed the €935,000 principal to the Company’s equity without the issuance of shares or other consideration. The cash receipts are presented as financing cash inflows in the consolidated statement of cash flows; the subsequent extinguishment of the loan principal and recognition within ‘Other shareholder contributions’ was a non-cash financing transaction.

11.4 Reserves

As of December 31, 2025, total reserves amount to €5,010,536 (€52,307 as of December 31, 2024). The movement during 2025 reflects principally: (i) the separately identified consolidation adjustment relating to the Laguna Grande land allocation and related deferred tax described below; and (ii) the net loss on treasury share transactions of €(199,334) recognized directly in equity.

December 31, 2025
€
Opening reserves as of December 31, 2024	52,307
Transfer of 2024 profit to reserves	6,366,076
Consolidation adjustments - Laguna Grande land allocation and related deferred tax	(1,208,513)
Loss on treasury share transactions recognized directly in reserves	(199,334)
Closing reserves as of December 31, 2025	5,010,536

The transfer of the 2024 profit to reserves reflects the reclassification of the prior-year result within consolidated equity. The consolidation adjustment reconciles the €6,366,076 result transferred from retained earnings with the €5,157,561 amount incorporated into consolidation reserves. The underlying adjustment comprises approximately €381,586 relating to the Laguna Grande land allocation and fair-value measurement and approximately €826,929 relating to the associated deferred-tax alignment. These amounts arise exclusively from consolidation entries and do not represent a 2025 operating expense, a transaction with shareholders or a cash flow. The loss on treasury-share transactions corresponds to the net loss arising from own-share transactions during 2025 and was recognized directly in equity in accordance with IAS 32.33. Amounts presented in whole euros reflect the rounding convention applied to the underlying unrounded consolidation balances.

The deferred tax alignment reflects a reassessment of the opening consolidated deferred tax position relating to a taxable temporary difference of €10.4 million associated with the Laguna Grande investment property and a deductible temporary difference of €1.2 million relating to the land contributor obligation, both measured at the applicable Colombian tax rate of 35%. The resulting opening net deferred tax liability of €3.228 million exceeded the previously presented balance of €2.401 million by €826,929, which was recognized as a consolidation-only adjustment within reserves. instead of existing

F-29

As of December 31, 2024, total reserves amounted to €52,307, comprising the net gain recognized directly in equity from treasury share transactions and the consolidation adjustment relating to the attributed cost of the land classified as inventory in Laguna Grande, S.A.S. This adjustment eliminates the intragroup effect and ensures proper presentation and alignment of consolidated equity in accordance with consolidation principles.

The legal reserve, constituted in accordance with Article 274 of the Spanish Corporate Enterprises Act, amounts to €13,042 as of December 31, 2025. The legal reserve is in compliance with applicable legal requirements.

11.4.1 Additional paid-in capital

During the year ended December 31, 2025, through the date of authorization of these consolidated financial statements, there have been no changes in the additional paid-in capital.

The additional paid-in capital of the parent company originated from the capital increases carried out during the year 2024, as detailed in the preceding note, as follows:

-	From the capital increase dated July 16, 2024: 27,955 shares were issued with a share premium of €21.40 per share, for a total of €598,237.

-	From the capital increase dated July 30, 2024: 23,299 shares were issued with a share premium of €21.40 per share, for a total of €498,599.

-	From the capital increase dated November 21, 2024: 27,932 shares were issued with a share premium of €3.57 per share, for a total of €99,717.

-	From the capital increase dated November 30, 2024: 5,617 shares were issued with a share premium of €13.44 per share, for a total of €75,492.

Accordingly, the cumulative additional paid-in capital as of December 31, 2025, amounts to €1,272,045, with no changes recorded during the year.

11.5 Accumulated other comprehensive income (loss)

As of December 31, 2025, accumulated other comprehensive income (loss) amounts to €7,103 (€0 as of December 31, 2024). The movement during the year comprises valuation adjustments of €8,249 and foreign currency translation differences of €(1,146), resulting in accumulated other comprehensive income of €7,103 as of December 31, 2025. No fair value gain or loss on investment property has been recognized in accumulated other comprehensive income (loss), as changes in the fair value of investment property are recognized in profit or loss under IAS 40.

NOTE 12 – SELLING AND ADMINISTRATIVE EXPENSES

The Company incurred the following selling and administrative expenses during 2024 and year ended as of December 31, 2025:

December 31, 2024
€
Rent and royalties	32,300
Repairs and maintenance	122
Independent Professional Services	541,845
Banking and similar services	34,174
Advertising	24,035
Utilities	1,446
Other services	113,159
Total	747,081

December 31, 2025
€
Rent and royalties	59,656
Repairs and maintenance	22,398
Independent Professional Services	1,009,875
Insurance premium	1,680
Banking and similar services	106,647
Advertising	30,446
Utilities	8,823
Other services	175,151
Total SG&A before capitalization	1,414,676
SG&A capitalized into developments under construction	(284,891)
Total	1,129,785

F-30

During the year ended December 31, 2025, the Group incurred gross selling and administrative expenses of €1,414,676, of which €284,891 was capitalized into developments under construction, resulting in selling and administrative expenses of €1,129,785 presented in the consolidated statement of profit or loss. During the year ended December 31, 2024, the Group incurred selling and administrative expenses of €747,081.

The significant increase in independent professional services during 2025 of €468,030 reflects the increased volume of legal, valuation, audit and advisory services engaged by the Group in connection with the development of its projects, the operational consolidation of the Group’s structure in its first full year of operation, and the preparatory work in connection with the contemplated registration with the United States Securities and Exchange Commission.

NOTE 13 – INCOME AND EXPENSES

Net turnover

The Group did not generate revenue from sales or services during the year ended December 31, 2025.

Operating Income

The capitalization of directly attributable project costs is not presented as a separate income line item in the consolidated statement of income. Such capitalization is presented as a reduction of the relevant expense captions by nature, as described in Note 5.

Supplies

There are no records as of December 31, 2025.

Personnel costs

The breakdown of salaries and other costs of employees are as follows:

December 31, 2024
€
Salaries, wages and similar	84,724
Social security paid by the company	13,779
Total	98,503

December 31, 2025
€
Salaries, wages and similar	591,908
Social security paid by the company	88,964
Gross personnel cost	680,872
Salaries capitalized into developments under construction	(76,845)
Social Security costs capitalized into developments under construction	(643)
Total	603,384

Average headcount during the years ended December 31, 2025, and December 31, 2024, distributed by professional category, was as follows:

	December 31, 2025	December 31, 2024
Executive team	1	1
Management team	2	-
Administrative and support staff	3	3
Total average headcount	6	4

F-31

The distribution of headcount by gender at year-end for the companies included within the scope of full consolidation is as follows:

December 31, 2025	Female	Male	Total
Executive team	-	1	1
Management team	-	2	2
Administrative and support staff	1	2	3
Total	1	5	6

December 31, 2024	Female	Male	Total
Executive team	-	1	1
Management team	-	-	-
Administrative and support staff	1	2	3
Total	1	3	4

Gross personnel costs for the year ended December 31, 2025 amounted to €680,872. Of this amount, €77,488 was capitalized into developments under construction, comprising €76,845 of salaries and wages and €643 of Social Security costs. Accordingly, personnel expense recognized in the consolidated statement of profit or loss amounted to €603,384. Personnel costs for the period ended December 31, 2024 amounted to €98,503 and no personnel costs were capitalized during that period.

As of December 31, 2025, the Group does not have any employees with a registered disability of 33% or greater.

Finance costs

Finance costs before capitalization, net of immaterial finance income, amounted to €280,505 for the year ended December 31, 2025 and primarily comprised the fair value recognized in respect of the LDA Capital warrant liability, accrued interest on convertible notes and other financing-related expenses.

Included within finance costs before capitalization is €197,355 relating to the LDA Capital warrant liability measured at fair value through profit or loss. Of the total finance costs before capitalization, net of immaterial finance income, €70,850 was directly attributable to qualifying development activities and was capitalized into developments under construction. Borrowing costs capitalized during 2025 were determined by reference to specific financing costs directly attributable to qualifying development activities. Because the capitalized borrowing costs relate to specific borrowings rather than a pool of general borrowings, no separate weighted-average capitalization rate was applied. Accordingly, finance costs presented in the consolidated statement of income amounted to €209,655 for the year ended December 31, 2025.

December 31, 2025
€
LDA Capital warrant liability fair value effect	197,355
Other finance costs, net	83,150
Finance costs before capitalization	280,505
Finance costs capitalized into inventories	(70,850)
Finance costs	209,655

The difference between the finance costs adjustment presented in the consolidated statement of cash flows of €209,661 and finance costs presented in the consolidated statement of profit or loss of €209,655 relates to immaterial finance income of €6, which is netted against finance costs in profit or loss.

F-32

NOTE 14 – OPERATING SEGMENTS

The Group’s ordinary shares are admitted to trading on BME Growth. Accordingly, management has assessed the disclosure requirements of IFRS 8 — Operating Segments.

For the year ended December 31, 2025 and the comparative period presented, management has identified one reportable segment, corresponding to the Group’s real estate development and future commercialization activities. This conclusion is based on the information reviewed by the chief operating decision maker for purposes of allocating resources and assessing performance.

The Group did not generate revenue from external customers during the year ended December 31, 2025 or the period ended December 31, 2024. Accordingly, no revenue by product, service, customer or geography is presented.

Non-current assets, excluding deferred tax assets and financial instruments, are located primarily in Colombia and Spain. The Group’s material non-current operating asset is the Laguna Grande investment property in Colombia, with a carrying amount of €9,207,075 as of December 31, 2025 and €10,791,950 as of December 31, 2024. Property, plant and equipment located in Spain amounted to €8,919 as of December 31, 2025 and €5,312 as of December 31, 2024.

The Group had no major customers during the year ended December 31, 2025 or the period ended December 31, 2024, as no revenue was generated.

NOTE 15 – EARNINGS PER SHARE

Basic earnings per share is calculated by dividing profit or loss attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding for the effect of potential ordinary shares, to the extent dilutive.

For the year ended December 31, 2025, the Group incurred a net loss attributable to ordinary shareholders of €3,015,062 and the weighted average number of ordinary shares outstanding was 6,521,073. Basic and diluted loss per share were €0.46.

For the period ended December 31, 2024, net profit attributable to ordinary shareholders was €6,366,076 and the weighted average number of ordinary shares outstanding was 2,225,880. Basic and diluted earnings per share were €2.86.

Potential ordinary shares arising from the LDA Capital warrant and convertible notes were not included in diluted earnings per share for 2025 because their inclusion would be anti-dilutive in a loss-making period.

NOTE 16 – PROVISIONS

No provisions have been recorded as of December 31, 2025 or December 31, 2024.

NOTE 17 – RELATED PARTY TRANSACTIONS AND BALANCES

The Group’s related parties comprise its controlling shareholders, entities controlled or significantly influenced by those shareholders, members of the Board of Directors, key management personnel and their close family members. Transactions and balances between the parent company and its subsidiaries have been eliminated on consolidation and are therefore not presented as related-party transactions in these consolidated financial statements.

The entities participating in the intercompany financing transactions eliminated on consolidation were SAGE Colombia Holdings, S.A.S., Santa Ana Global Chile Holdings, S.p.A., SAGE Panamá Global Holdings, Inc. and Laguna Grande, S.A.S.

F-33

During 2025, shareholder-creditors advanced €935,000 in cash to the parent company under loan arrangements. Effective December 31, 2025, the principal was irrevocably contributed to equity without the issuance of shares or other consideration.

The €791,330 of convertible notes outstanding as of December 31, 2025 and disclosed in Note 10 relate to third-party lenders and are not included within the Group’s related-party balances

Intercompany transactions recorded during the year

During the year ended December 31, 2025, the Group carried out intercompany financing transactions among entities within the scope of consolidation. These transactions have been eliminated in the consolidation process and therefore do not form part of the consolidated results for the year. However, they are detailed below for informational purposes, following a format consistent with the individual annual accounts.

Category	December 31, 2025	December 31, 2024
	€	€
Sales/services rendered	-	-
Purchases/services received	-	-
Intercompany finance income eliminated in consolidation	72,389	-
Intercompany finance costs eliminated in consolidation	75,544	-
Dividends	-	-
Other transactions	-	-

Intercompany finance income and intercompany finance costs relate to interest accrued on intra-group financing arrangements between the parent company and its subsidiaries. The income, expenses and corresponding intercompany balances have been eliminated in full on consolidation.

Intra-group financing arrangements between the parent company and its subsidiaries accrued interest at an annual rate of 4.5%. As of December 31, 2025, the Company has not executed formal loan agreements documenting the contractual terms of these intra-group financing arrangements. Management has assessed the related financial reporting considerations and is in the process of executing formal loan agreements and enhancing controls over intercompany financing arrangements to ensure appropriate support, governance and consistency of accounting treatment in accordance with applicable standards.

Related party balances at year-end

The detail of balances with related parties and shareholders that remain recorded in the consolidated financial statements as of December 31, 2025 is as follows:

Category	December 31, 2025	December 31, 2024
	€	€
Receivables from related parties and shareholders – non-current	-	-
Receivables from related parties and shareholders – current	-	-
Payables to related parties and shareholders – current	150,000	-
Other related party payables, current	118,373	-
Obligation under GEM share-loan agreement	42,745	-
Total balances with related parties and shareholders	311,118	-

The €150,000 current related party loan balance and the €118,373 of other related party payables are unsecured and are expected to be settled within twelve months from the reporting date. No guarantees have been provided or received in relation to these balances. No allowance for expected credit losses, impairment expense or bad debt expense has been recognized in respect of related party balances as of or for the year ended December 31, 2025.

On May 16, 2025, we entered into a share-loan agreement with GEM Capital Luxembourg S.à r.l., our controlling shareholder and a related party. Under the agreement, GEM made 3,143 ordinary shares available to us for use in settling advisory fees. We are required to return the same number of shares, or an equivalent number of ordinary shares of the same class, upon termination of the agreement. As of December 31, 2025, we recognized €42,745 within treasury shares and equity instruments and a corresponding current financial liability. The transaction did not involve a cash inflow.

Remuneration of the Board of Directors and senior management

As of December 31, 2025, the total remuneration paid to the Board of Directors amounts to €0. The total remuneration paid to senior management amounts to €142,674. During the year ended December 31, 2025, no advances or loans were granted to the members of the Board of Directors or to senior management.

F-34

NOTE 18 – CONTINGENCIES AND GUARANTEES

As of December 31, 2025, the Group has not identified provisions, guarantees or contingent liabilities requiring separate recognition or disclosure under IAS 37.

Liabilities and accrued expenses recognized as of the reporting date are presented in the corresponding notes according to their nature.

NOTE 19 – INCOME TAX

The Group does not file taxes on a consolidated basis. The current tax liability of each entity is computed individually in accordance with the tax legislation applicable in its respective jurisdiction. As of December 31, 2025, the Group does not record any current income tax expense, as all entities of the Group reported tax losses for the year. The general corporate tax rate applicable to the parent company in Spain is 25%.

The reconciliation between accounting loss before income tax and income tax benefit recognized in profit or loss is as follows:

Description	December 31, 2025	December 31, 2024
Accounting loss before income tax	(3,589,794)	8,767,285
Applicable tax rate of the parent company	25%	25%
Expected income tax benefit at the parent company tax rate	897,449	(2,191,821)
Effect of foreign tax rates, non-taxable income, non-deductible expenses and consolidation / fair value adjustments	(322,717)	(209,388)
Income tax benefit recognized in profit or loss	574,732	(2,401,209)

F-35

As of December 31, 2025, the parent company had total tax loss carryforwards of €2,659,549.

Under current Spanish tax legislation, tax loss carryforwards do not expire, subject to the limitations and conditions applicable to their utilization. The income tax benefit of €574,732 recognized during the year ended December 31, 2025 arises directly from the conservative valuation basis applied to the Laguna Grande project in these consolidated financial statements. The resulting downward remeasurement reduced the taxable temporary difference associated with the Laguna Grande investment property and resulted in a partial release of the related deferred tax liability. The same valuation adjustment reduced the contractually related land contributor obligation and, consequently, reduced the deferred tax asset associated with that deductible temporary difference. The net effect of these movements was a deferred tax benefit of €574,732 recognized in profit or loss. This benefit is unrelated to the parent company’s Spanish tax loss carryforwards.

Deferred tax position – Laguna Grande, Colombia

The deferred tax position relating to the Laguna Grande project has been measured using the Colombian corporate income tax rate of 35% and the conservative valuation basis applied in these consolidated financial statements.

The Colombian deferred tax position comprises a gross deferred tax liability arising from the taxable temporary difference associated with the Laguna Grande investment property and a gross deferred tax asset arising from the deductible temporary difference associated with the contractually related land contributor obligation.

The deferred tax asset is recognized in accordance with IAS 12.24 and IAS 12.28 because it is supported by sufficient taxable temporary differences arising within the same taxable entity, Laguna Grande, S.A.S., subject to the same Colombian taxation authority and expected to reverse through the same project recovery, commercialization and contributor-payment process. Its recognition does not depend on forecast taxable profits or on the parent company’s Spanish tax loss carryforwards.

The deferred tax asset and deferred tax liability are presented net in accordance with IAS 12.74 because they relate to the same taxable entity and taxation authority and the related Colombian current income tax position is determined on a net basis. This offset does not include any deferred tax asset in respect of the parent company’s Spanish tax loss carryforwards.

Component	Underlying temporary difference or basis	Tax rate	Deferred tax effect
Gross deferred tax liability — Laguna Grande investment property	8,593,936	35%	(3,007,878)
Gross deferred tax asset — land contributor obligation	1,012,778	35%	354,472
Net deferred tax liability			(2,653,405)

Movement in deferred tax liability

Description	December 31, 2025
Deferred tax liability as of December 31, 2024, as previously presented	2,401,209
Opening-balance alignment included within the existing consolidation reserve adjustment	826,928
Adjusted opening deferred tax liability as of January 1, 2025	3,228,137
Current-year deferred tax benefit arising from the conservative Laguna Grande valuation	(574,732)
Deferred tax liability as of December 31, 2025	2,653,405

The €826,928 amount represents the deferred-tax component of the consolidation adjustment presented within other changes in equity and described in Note 11.4. The related underlying component is the Laguna Grande land allocation and fair-value consolidation adjustment. The amount does not represent a 2025 income tax expense or cash flow.

F-36

The deferred tax benefit recognized in profit or loss reflects the tax consequences of the conservative 2025 valuation applied to the Laguna Grande project. The downward remeasurement of the investment property reduced the related taxable temporary difference and released part of the existing deferred tax liability. The associated reduction in the land contributor obligation reduced the related deductible temporary difference and therefore reduced the corresponding deferred tax asset. The calculation is as follows:

Current-year deferred tax movement	Underlying movement	Tax rate	Deferred tax effect
	€		€
Release of deferred tax liability arising from the conservative valuation decrease in the Laguna Grande investment property	1,816,428	35%	635,750
Reduction of deferred tax asset arising from the related decrease in the land contributor obligation	(174,336)	35%	(61,018)
Net deferred tax benefit recognized in profit or loss			574,732

In accordance with IAS 12.57 and IAS 12.58, the deferred tax consequences have been recognized consistently with the accounting treatment of the underlying transactions. Because both the downward remeasurement of the investment property and the related remeasurement of the land contributor obligation were recognized in profit or loss, the corresponding deferred tax movements were also recognized in profit or loss.

Accordingly, the €574,732 benefit does not represent the recognition of a new tax asset based on future taxable profits or tax losses. It represents the net partial reversal of deferred tax balances previously associated with the Laguna Grande investment property and the contractually related land contributor obligation.

Tax loss carryforwards

As of December 31, 2025, the parent company had total Spanish tax loss carryforwards of €2,659,549.

Management assessed the recognition of a deferred tax asset in respect of these tax loss carryforwards separately from the deferred tax position associated with the Laguna Grande project. Based on the objective and verifiable evidence available as of the reporting date, including the parent company’s recent loss history, current pre-revenue stage and the timing and execution risk associated with future taxable profit sources, management concluded that the recognition criteria in IAS 12.34 and IAS 12.35 were not met. Accordingly, no deferred tax asset has been recognized in respect of the Spanish tax loss carryforwards.

No part of the €574,732 deferred tax benefit recognized in profit or loss arises from these tax loss carryforwards, and no deferred tax asset associated with the Spanish tax losses has been offset against the Colombian deferred tax liability.

Description	December 31, 2025
€
Tax loss carryforwards from 2024	811,062
Tax loss carryforwards from 2025	1,848,487
Total available tax loss carryforwards	2,659,549
Tax loss carryforwards recognized (base)	-
Applicable Spanish statutory tax rate	25%
Deferred tax asset recognized	-
Unrecognized tax loss carryforwards	2,659,549

The unrecognized tax loss carryforwards remain available under applicable Spanish tax legislation, subject to the limitations and conditions applicable to their future utilization.

F-37

Tax years open to inspection

As of the date of authorization of these consolidated financial statements, no tax inspection proceedings have been initiated nor have any inspection reports been issued in respect of any company within the Group. In general, all tax years not yet barred by the applicable statute of limitations remain open to inspection.

Pillar Two

The Group has assessed the potential impact of the global minimum taxation framework (“Pillar Two”), implemented in Spain by Law 7/2024. The Group does not fall within the mandatory scope of such regulation, as the consolidated revenue of the Group does not reach the €750 million threshold required for its application. Accordingly, as of December 31, 2025, no Pillar Two top-up tax expense, asset or liability has been recognized.

NOTE 20 – AUDITOR FEES

The fees accrued during the year ended December 31, 2025 by the Group’s principal auditor in respect of services rendered to the companies included within the scope of consolidation are set out below:

December 31, 2025
€
Audit of the consolidated annual accounts (including limited review of interim financial information as of December 31, 2025)	68,400
Total	68,400

During the year ended December 31, 2025, the Group did not engage the principal auditor or any entity affiliated with the principal auditor to perform any services other than those listed above. During the year ended December 31, 2024, audit fees accrued amounted to €0, as the appointment of the principal auditor took place during the year 2025.

In addition to the services rendered by the principal statutory auditor, in connection with the contemplated registration of the Company’s ordinary shares with the United States Securities and Exchange Commission, the Group has engaged TAAD LLP, a firm registered with the Public Company Accounting Oversight Board (“PCAOB”), to perform an audit of these consolidated financial statements as of and for the year ended December 31, 2025 in accordance with PCAOB standards. As of the date of authorization of these consolidated financial statements, fees in respect of such PCAOB audit are expected to amount to USD177,675.

NOTE 21 – SUBSEQUENT EVENTS

Other than the matters described below, from December 31, 2025 through the date of authorization of these consolidated financial statements, no subsequent events have occurred that would require adjustment to the amounts recognized in the consolidated financial statements or additional disclosure in the notes.

Subsequent to year-end, the Group entered into definitive agreements with one or more investment funds managed by Yorkville Advisors Global, LP for a short-term promissory note financing with an aggregate principal amount of up to $1,500,000. As of the date of authorization of these consolidated financial statements, the first tranche, with a principal amount of $1,000,000, has been funded. The remaining tranche, with a principal amount of $500,000, is expected to be funded upon the refiling of the Form F-1 including the PCAOB audit, subject to the terms of the definitive agreements. The promissory notes are issued at a purchase price equal to 92% of the principal amount and mature on the earlier of 180 days from funding and completion of the contemplated IPO. The arrangement is intended to support the Group’s working capital requirements and the continued advancement of its ongoing projects pending completion of the contemplated capital raise. No proceeds or related liabilities have been recognized in these consolidated financial statements as of December 31, 2025.

Panama purchase option agreement

Subsequent to year-end, the Group continued discussions with the sellers under the Panama purchase option agreement regarding the timing and settlement of the remaining purchase price. As of the date of authorization of these consolidated financial statements, no definitive amendment modifying the payment terms had been executed. Accordingly, no additional asset or liability has been recognized in these consolidated financial statements as of December 31, 2025 beyond the amounts already paid and recognized as advances to suppliers, as described in Note 5.

F-38

1,154,000 American Depositary Shares Representing

1,154,000 Ordinary Shares

Santa Ana Global Enterprises, S.A.

PRELIMINARY PROSPECTUS

ThinkEquity

            , 2026

Through and including                      , 2026 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under Spanish law, our directors shall be liable to the company, the shareholders and the creditors of the company for any damage they cause through acts or omission contrary to the law or our by-laws, or through acts or omissions carried out breaching the duties inherent to holding a director position. Any other person acting as a director in fact shall be personally responsible on this basis as well. The registrant maintains an insurance policy that protects its officers and directors from liabilities incurred as a result of actions taken in their official capacities.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Ordinary Share Issuances

On March 22, 2024, in connection with our incorporation, we issued an aggregate of 1,030,000 ordinary shares, with a par value of €0.06 per share, for aggregate cash consideration of €61,800, as follows: 854,900 ordinary shares to GEM Capital Luxembourg S.à r.l.; 20,600 ordinary shares to Úbeda Consejeros, S.L.; 51,500 ordinary shares to Jaime Garbisu Miñón; and 103,000 ordinary shares to Abubilla-4, S.L.

On July 16, 2024, we issued an aggregate of 27,955 ordinary shares, with a par value of €0.06 per share, for aggregate cash consideration of €599,914. The issuance resulted in an increase in share capital of €1,677 and additional paid-in capital of €598,237. The ordinary shares were issued as follows: 9,319 ordinary shares to Finance & Trading Consulting S.à r.l.; 4,659 ordinary shares to Clau de Mar Properties, S.L.; 4,659 ordinary shares to Global Legal Investment, S.L.; 4,659 ordinary shares to Tripalm Investments, S.L.; and 4,659 ordinary shares to Abubilla-4, S.L.

On July 30, 2024, we issued 23,299 ordinary shares to SIACAPITAL Management, S.A. for aggregate cash consideration of €499,997. The issuance resulted in an increase in share capital of €1,398 and additional paid-in capital of €498,599.

On October 31, 2024, each then-existing ordinary share was subdivided into six ordinary shares, reducing the par value per ordinary share from €0.06 to €0.01 and increasing the number of issued ordinary shares from 1,081,254 to 6,487,524. No consideration was received in connection with the share split.

On November 21, 2024, pursuant to authority delegated by our shareholders, our Board of Directors approved the issuance of 27,932 ordinary shares to Rafael Pola Mínguez for aggregate cash consideration of €99,996. The issuance resulted in an increase in share capital of €279 and additional paid-in capital of €99,717.

On November 30, 2024, pursuant to the same delegated authority, our Board of Directors approved the issuance of an aggregate of 5,617 ordinary shares to a group of individual investors participating through the Fellow Funders PSFP, S.A.U. crowdfunding platform for aggregate cash consideration of €75,548. The issuance resulted in an increase in share capital of €56 and additional paid-in capital of €75,492.

Following these issuances, our issued share capital amounted to €65,210, represented by 6,521,073 ordinary shares with a par value of €0.01 per share. Aggregate cash proceeds from the issuance of ordinary shares during 2024 amounted to €1,337,255. No new ordinary shares were issued during the year ended December 31, 2025.

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LDA Capital Warrants

On February 14, 2025, pursuant to resolutions formalized by public deed on February 19, 2025, we issued to LDA Capital Europe, S.L., as assignee of LDA Capital Limited, warrants exercisable for up to 307,276 ordinary shares at an initial exercise price of €21.24 per ordinary share.

Warrants exercisable for 170,709 ordinary shares became exercisable upon issuance, and warrants exercisable for up to an additional 136,567 ordinary shares vest progressively based on amounts drawn under the related Standby Subscription Facility.

The warrants were issued as consideration in connection with the Standby Subscription Facility, and no separate cash consideration was received for their issuance. As of December 31, 2025, we recognized a non-current financial liability of €197,355 corresponding to the fair value of the warrants. As of the date of this registration statement, no ordinary shares have been issued pursuant to the exercise of the warrants.

Treasury Share Transactions

On December 2, 2024, we entered into a market-maker agreement with Singular Bank, S.A.U., pursuant to which Singular Bank purchases and sells our ordinary shares on our behalf for the purpose of fostering liquidity and orderly trading on BME Growth.

During the year ended December 31, 2024, the decrease in the treasury-share account corresponding to 2,521 ordinary shares sold generated a gain of €45,107, which was recognized directly within equity. Treasury-share transactions generated net cash proceeds of €43,470 during 2024.

During the year ended December 31, 2025, purchases and sales under the market-maker arrangement resulted in a net increase of 22,025 treasury shares. Treasury-share transactions resulted in net cash used of €194,536 and generated a net loss of €199,334, which was recognized directly within reserves.

Subsequent to December 31, 2025, we continued to purchase and sell treasury shares through Singular Bank, S.A.U. in ordinary market transactions on BME Growth at prevailing market prices. These transactions were subject only to ordinary brokerage, exchange and transaction fees and did not involve an underwriter, placement agent or finder.

GEM Share-Loan Arrangement

On May 16, 2025, we entered into a share-loan agreement with GEM Capital Luxembourg S.à r.l., pursuant to which GEM made 3,143 ordinary shares available to us for use in settling advisory fees. We are contractually required to return the same number of ordinary shares, or an equivalent number of ordinary shares of the same class, upon termination of the arrangement.

As of December 31, 2025, we recognized €42,745 within treasury shares and equity instruments and a corresponding current financial liability. The receipt of the shares and recognition of the corresponding return obligation constituted a non-cash financing transaction.

On May 8, 2026, we transferred the 3,143 ordinary shares received under the GEM share-loan arrangement to the supplier in settlement of legal and advisory services valued at €42,745. No new ordinary shares were issued in connection with this transaction.

Third-Party Convertible Loan Instruments

During 2025, we issued convertible loan instruments to third-party lenders for aggregate cash consideration and contractual principal of €791,330.

Each of these convertible loan instruments bears interest at a fixed annual rate of 20% and is convertible into a variable number of ordinary shares in accordance with its contractual terms. The number of ordinary shares issuable upon conversion is determined by reference to the prevailing market price of our ordinary shares at the applicable conversion date.

Conversion may be implemented through the delivery of treasury shares, a cash capital increase, a capital increase through capitalization of the relevant debt or another legally permissible mechanism.

II-2

For purposes of our audited consolidated financial statements, these third-party convertible loan instruments had an aggregate principal amount of €791,330 as of December 31, 2025. Accrued interest of €58,336 was included within current other financial liabilities, and the related non-current carrying amounts were included within other non-current financial liabilities. Cash proceeds from third-party convertible notes during 2025 amounted to €791,330.

As of the date of this registration statement, none of these instruments has been converted into ordinary shares.

Related-Party Convertible Loan Instrument

On June 30, 2025, we issued a convertible loan instrument with a principal amount of €150,000, for cash consideration equal to its principal amount.

The instrument bears interest at a fixed annual rate of 20% and is convertible into a variable number of ordinary shares in accordance with its contractual terms. For purposes of our audited consolidated financial statements, this instrument was classified within current related-party loan payables as of December 31, 2025 and was included within proceeds from related-party financing in the consolidated statement of cash flows.

No underwriter, placement agent or finder participated in this transaction, and no commission was paid. As of the date of this registration statement, the instrument has not been converted into ordinary shares.

Shareholder Loan Arrangements and Contributions to Equity

During 2025, shareholder-creditors advanced aggregate cash principal of €935,000 to us under loan arrangements. No underwriter, placement agent or finder participated in these transactions, and no commissions were paid.

Pursuant to shareholder contribution agreements executed on March 31, 2026 and effective between the parties as of December 31, 2025, the shareholder-creditors irrevocably contributed the aggregate principal amount of €935,000 to our equity. The underlying loan instruments and the corresponding rights to repayment of principal were extinguished.

No ordinary shares or other securities were issued, no share capital was increased and no additional economic rights or other consideration were granted in connection with the contribution of the principal to equity or the waiver of the accrued interest.

II-3

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1*	English translation of the Certificate of Incorporation of Santa Ana Global Enterprises, S.A.
3.2*	English translation of the Bylaws of Santa Ana Global Enterprises, S.A.
4.1*	Form of Deposit Agreement dated as of , 2026 among Santa Ana Global Enterprises, S.A., The Bank of New York Mellon, as depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.
4.2*	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1).
4.3*	Form of Representative’s Warrant.
5.1*	Opinion of CMS Albiñana & Suárez de Lezo as to the validity of the ordinary shares represented by American Depositary Shares.
10.1*	Contrato de fiducia mercantil de administración y pagos fideicomiso matriz lotes Barú, dated February 26, 2020 (Laguna Grande Trust Agreement).
10.2*	Memorando de Entendimiento (MDE) obligatorio para el desarrollo inmobiliario del lote identificado como Huingan de Lipangui, dated August 14, 2024 (Chile Lipangue Binding Memorandum of Understanding).
10.3*	Contrato de promesa de compraventa de bienes inmuebles (SAGE Panama, Promissory Sale and Purchase Agreement), dated November 29, 2024.
10.4*	Form of convertible loan (English Translation) signed with investors during 2025.
10.5*	Share subscription agreement (“SSA”) dated September 13, 2024, between Santa Ana Global Enterprises, S.A. and LDA Capital Limited.
10.6*#	Courtyard by Marriott Resort Franchise Agreement, dated December 11, 2023, by and between Marriott Worldwide Corporation and Santa Ana Barú Club S.A.S.
10.7*#	Apartments by Marriott Bonvoy Baru Colombia (Residential) Franchise Term Sheet, dated March 11, 2026, by and between Marriott Worldwide Corporation and Laguna Grande S.A.S.
10.8*#	Letter of Intent, dated November 20, 2024, by and between Gestor de Activos Prisma S.A.P.I. de C.V. and Laguna Grande S.A.S.
10.9*#	Quirazú Term Sheet, dated April 18, 2026, as supplemented by a binding addendum dated May 20, 2026, by and between Santa Ana Global Enterprises, S.A. and the Quirazú Sellers (English translation).
10.10*#	Esencia Term Sheet, dated May 5, 2026, by and between Santa Ana Global Enterprises, S.A. and the Esencia Sellers (English translation).
14.1*	Code of Ethics and Business Conduct.
21.1*	List of subsidiaries of the registrant.
23.1*	Consent of TAAD LLP.
23.2*	Consent of CMS Albiñana & Suárez de Lezo (included in Exhibit 5.1).
24.1	Power of Attorney (included in the signature page).
99.1*	Audit Committee Charter.
99.3*	Insider Trading Policy.
107*	Filing Fee Table.

*	To be filed by amendment

#	Portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K. The omitted information is of a type that customarily and actually treats that information as private or confidential and is not material. “[***]” indicates where information has been omitted from the exhibit.

II-4

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II-5

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on __________, 2026.

SANTA ANA GLOBAL ENTERPRISES, S.A.

By:
Jaime Garbisu
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints Jaime Garbisu with full power of substitution and resubstitution and full power to act as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead, and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration statement, any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agents, and each of them, or any substitute or substitutes for each of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Chief Executive Officer (Principal Executive Officer) and Director	__________, 2026
Jaime Garbisu

/s/	Chief Financial Officer (Principal Financial Officer and	__________, 2026
Blas Simón	Principal Accounting Officer)

/s/	Director and Chairman	__________, 2026
José Antonio Fernández Gallar

/s/	Director and Vice Chairman	__________, 2026
Gregorio Esteban Martínez

/s/	Director	__________, 2026
Guillermo García Ruiz

/s/	Director	__________, 2026
Emilio de la Guardia

/s/	Director	__________, 2026
Rafael Guardans Cambó

II-6

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of the registrant has signed this registration statement on the ___ day of _________, 2026.

COGENCY GLOBAL, INC.

By:
Colleen A. De Vries
Senior Vice President

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